Exhibit 99.3

TERM LOAN AGREEMENT

among

PACIFIC DRILLING S.A.,

as Borrower,

VARIOUS LENDERS

and

CITIBANK, N.A.,

as Administrative Agent,

CITIGROUP GLOBAL MARKETS, INC.,

GOLDMAN SACHS LENDING PARTNERS LLC,

DEUTSCHE BANK SECURITIES INC.,

and

BARCLAYS BANK PLC,

as Joint Lead Arrangers, Joint Bookrunners and Joint Syndication Agents

and

ABN AMRO SECURITIES (USA) LLC,

CREDIT AGRICOLE SECURITIES (USA) INC.,

ING FINANCIAL MARKETS LLC,

NORDEA BANK DANMARK A/S,

PARETO SECURITIES AS,

RS PLATOU MARKETS AS,

SCOTIA CAPITAL (USA) INC.,

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL.),

STANDARD CHARTERED BANK,

and

NIBC BANK N.V.,

as Co-Documentation Agents and Co-Syndication Agents

Dated as of June 3, 2013

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6.05	Financial Statements; Financial Condition; Undisclosed Liabilities; Projections; etc.	76
6.06	Litigation	78
6.07	True and Complete Disclosure	78
6.08	Use of Proceeds; Margin Regulations	78
6.09	Tax Returns; Payments; Tax Treatment	78
6.10	Compliance with ERISA	79
6.11	The Security Documents	80
6.12	Capitalization	81
6.13	Subsidiaries	81
6.14	Compliance with Statutes, etc.	81
6.15	Investment Company Act	81
6.16	Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc.	81
6.17	Environmental Matters	82
6.18	No Default	83
6.19	Patents, Licenses, Franchises and Formulas	83
6.20	Anti-Corruption Laws	83
6.21	Insurance	83
6.22	Collateral Rigs	83
6.23	Properties	84
6.24	Anti-Terrorism	84
6.25	Form of Documentation	85
6.26	Place of Business	85
6.27	No Immunity	85

SECTION 7. Covenants		85

7.01	Maintenance of Property; Insurance	85
7.02	Existence	87
7.03	Reports	88
7.04	Compliance Certificate	88
7.05	Payment of Taxes	89
7.06	[Reserved]	89
7.07	Additional Security; Additional Subsidiary Guarantors; Internal Charterers; Further Assurances	89
7.08	Limitations on Liens	91
7.09	Limitations on Consolidation or Merger etc.	91
7.10	Limitations on Restricted Payments	93
7.11	Limitations on Indebtedness	96
7.12	Transactions with Affiliates	98
7.13	Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries	100
7.14	[Reserved]	102
7.15	Designating Unrestricted Subsidiaries and Restricted Subsidiaries	102
7.16	Business	103
7.17	Rights to Earnings from the Collateral Rigs	103
7.18	Limitation on Asset Sales	103

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SECTION 8. Events of Default		106

8.01	Payments	106
8.02	Representations, etc.	107
8.03	Covenants	107
8.04	Cross Default	107
8.05	Judgments	107
8.06	Security Documents	107
8.07	Guarantees	108
8.08	Bankruptcy, etc.	108

SECTION 9. The Administrative Agent		109

9.01	Appointment	109
9.02	Nature of Duties	109
9.03	Lack of Reliance on the Administrative Agent	110
9.04	Certain Rights of the Administrative Agent	110
9.05	Reliance	111
9.06	Indemnification	111
9.07	The Administrative Agent in its Individual Capacity	111
9.08	Holders	112
9.09	Resignation by the Administrative Agent	112
9.10	Co-Collateral Agent; Separate Collateral Agent	112
9.11	Other Agents	113

SECTION 10. Miscellaneous		113

10.01	Payment of Expenses, etc.	113
10.02	Right of Setoff	114
10.03	Notices	115
10.04	Benefit of Agreement; Assignments; Participations	116
10.05	No Waiver; Remedies Cumulative	121
10.06	Payments Pro Rata	121
10.07	Calculations; Computations	122
10.08	GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL	122
10.09	Counterparts	123
10.10	Effectiveness	124
10.11	Headings Descriptive	124
10.12	Amendment or Waiver; etc.	124
10.13	Survival	126
10.14	Domicile of Loans	126
10.15	Register	126
10.16	Confidentiality	126
10.17	Intercreditor Agreement	127
10.18	Currency Conversion Shortfall	128
10.19	Releases	128

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ANNEX I	Commitments

SCHEDULE B	Subsidiary Guarantors
SCHEDULE C	Pledge Agreements, Equity-Owning Subsidiaries
SCHEDULE 6.10	Plans
SCHEDULE 6.11	UCC-1 Filing Offices
SCHEDULE 6.12	Capital Stock of Subsidiary Guarantors
SCHEDULE 6.13	Subsidiaries of the Borrower
SCHEDULE 6.16	Legal Name, Type of Organization, Jurisdiction
SCHEDULE 6.22	Collateral Rigs

EXHIBIT A	Form of Assignment and Assumption
EXHIBIT B	Form of U.S. Subsidiary Guaranty
EXHIBIT C	Form of U.S. Pledge Agreement
EXHIBIT D	Form of Assignment of Insurance Proceeds
EXHIBIT E	Form of Assignment of Earnings
EXHIBIT F	Form of Assignment of Management Agreement
EXHIBIT G	Form of Assignment of Internal Charter
EXHIBIT H	Form of U.S. Security Agreement
EXHIBIT I	Form of Collateral Rig Mortgage
EXHIBIT J	[Reserved]
EXHIBIT K	Form of Notice of Borrowing
EXHIBIT L	Form of Note
EXHIBIT M	Auction Procedures
EXHIBIT N	Affiliate Assignment Notice

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TERM LOAN AGREEMENT, dated as of June 3, 2013, among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the Lenders party hereto from time to time, and CITIBANK, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”). All capitalized terms used herein and defined in Section 1 are used herein as therein defined.

W I T N E S S E T H:

WHEREAS, the Borrower has requested that the Lenders extend credit to the Borrower in the form of Loans on the Effective Date, in an aggregate principal amount equal to $750,000,000; and

WHEREAS, subject to and upon the terms and conditions herein set forth, the Lenders are willing to make available to the Borrower the term loan facility provided for herein;

NOW, THEREFORE, IT IS AGREED:

SECTION 1. Definitions and Accounting Terms.

1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“2013 Indenture” shall mean the Indenture dated as of the date hereof, among the Borrower, the Trustee and each Subsidiary Guarantor as guarantor thereunder (with such other guarantors as may thereafter be added from time to time).

“Acquired Debt” shall mean, with respect to any specified Person:

(a) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person (regardless of the form of the applicable transaction by which such Person became a Subsidiary) or expressly assumed in connection with the acquisition of assets from any other such Person, whether or not such Indebtedness is Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or of such Indebtedness being Incurred in connection with the acquisition of assets; and

(b) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to be Incurred by such specified Person on the date the acquired Person becomes a Restricted Subsidiary of such specified Person or the date of the acquisition by such specified Person of assets from such other Person, as applicable.

“Additional Amendment” shall have the meaning provided in Section 2.14(c).

“Additional Notes” shall mean additional senior secured notes issued under the 2013 Indenture, in an aggregate amount not to exceed $100 million, having identical terms and conditions as the Senior Notes, other than issue date, issue price and, in certain circumstances, the date from which interest will accrue.

“Additional Vessel” shall mean a drilling rig or drillship or other Rig that is used or useful in a Permitted Business in accordance with Section 7.16.

“Administrative Agent” shall have the meaning provided in the first paragraph of this Agreement, and shall include any successor thereto.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” shall have the meaning provided in Section 7.12(a).

“Affiliated Lender” shall mean, at any time, any Lender that is QPIL or an Affiliate of QPIL (other than the Borrower or any Subsidiary of the Borrower).

“Agents” shall mean, collectively, the Administrative Agent and the Other Agents.

“Agreement” shall mean this Term Loan Agreement, as modified, supplemented, amended, restated, extended or renewed from time to time.

“Anti-Terrorism Laws” shall have the meaning set forth in Section 6.24.

“Applicable Margin” shall mean 2.50% per annum for Base Rate Loans and (b) 3.50% per annum for Eurodollar Rate Loans.

“Appraised Value” in respect of any Rig shall mean the average of the most recent Broker Appraisals of two separate Approved Brokers for such Rig; provided, however, that no Broker Appraisal used in such calculation shall have been delivered more than 12 months prior to the relevant date of determination.

“Approved Broker” shall mean each of Fearnleys, RS Platou, ODS Petrodata, Clarksons, Noble Denton, Pareto and each other Person that is an independent shipbroker of recognized standing in the shipping and offshore drilling industries. “Approved Manager” shall mean any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries that is appointed and remains manager of a Collateral Rig by the applicable Collateral Vessel-Owning Subsidiary.

“Asset Sale” shall mean:

(a) any sale, transfer, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Borrower or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction; provided that the sale, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Borrower and the Restricted Subsidiaries, taken as a whole, not be an “Asset Sale,” but will be governed by Section 7.09;

(b) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying shares and/or other Equity Interests that are required to be held by any Persons other than the Borrower or another Restricted Subsidiary under applicable law or regulation (including local content regulations or requirements), whether in a single transaction or a series of related transactions; and

(c) an Involuntary Transfer.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $25,000,000 (and the sale of such assets generates Net Proceeds of less than $25,000,000);

(ii) a transfer of Equity Interests or other assets between or among the Borrower and the Restricted Subsidiaries;

(iii) an issuance of Equity Interests by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary;

(iv) the sale, transfer, lease or other disposition of products, services or accounts receivable or any charter, pool agreement, drilling contract or lease of a Rig and any related assets in the ordinary course of business and any sale or conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(v) sales of assets to any customer purchased on behalf of or at the request of such customer in the ordinary course of business;

(vi) the sale or other disposition of cash or Cash Equivalents, hedging contracts or other financial instruments;

(vii) licenses and sublicenses by the Borrower or any of the Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(viii) a Restricted Payment that does not violate Section 7.10 or a Permitted Investment;

(ix) the creation or perfection of any Lien permitted pursuant to Section 7.08, and any disposition of assets constituting Collateral resulting from foreclosure under any such Lien by the Pari Passu Collateral Agent, or any disposition of assets not constituting Collateral resulting from foreclosure under any such Lien; and

(x) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims.

“Asset Sale Offer” shall have the meaning provided in Section 7.18.

“Asset Sale Offer Period” shall have the meaning provided in 7.18(g).

“Asset Sale Offer Settlement Date” shall have the meaning provided in 7.18(g).

“Asset Sale Offer Termination Date” shall have the meaning provided in 7.18(h)(i).

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement substantially in the form of Exhibit A (appropriately completed).

“Assignment of Earnings” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Insurance Proceeds” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Internal Charter” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Management Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Attributable Indebtedness” in respect of a Sale and Lease-Back Transaction shall mean, at the time any determination is to be made, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease; provided that if such discount rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Auction Manager” shall have the meaning provided in Section 2.13(a).

“Auction Notice” shall mean an auction notice given by the Borrower in accordance with the Auction Proceeds with respect to a Purchase Offer.

“Auction Procedures” shall mean the auction procedures with respect to Purchase Offers set forth in Exhibit M hereto.

“Authorized Representative” shall mean, with respect to (a) delivering the Notice of Borrowing and similar notices on behalf of the Borrower, any Person or Persons that has or have been authorized by the Board of Directors of the Borrower to deliver such notices pursuant to this Agreement and that has or have appropriate signature cards on file with the Administrative Agent, (b) delivering financial information and officer’s certificates relating to financial matters on behalf of any specified Person pursuant to this Agreement, the chief financial officer, the treasurer or controller of such specified Person or, if there is no chief financial officer, treasurer or controller of such specified Person, any other senior executive officer of such specified Person designated by the president or the Board of Directors of such specified Person or such specified Person’s general partner as being a financial officer authorized to deliver and certify financial information on behalf of such specified Person under this Agreement and (c) any other matter on behalf of any specified Person in connection with this Agreement or any other Loan Document, any officer (or a Person or Persons so designated by any two officers), manager or director of such specified Person or of such specified Person’s general partner, if applicable.

“Bankruptcy Law” shall mean Title 11 of the United States Code, as may be amended from time to time, or any similar federal, state or foreign law for the relief of debtors.

“Base Rate” shall mean, for any day, a rate of interest per annum equal to the highest of (a) the Prime Rate for such day, (b) the sum of the Federal Funds Rate for such day plus  1/2 of 1% and (c) 1% per annum above the Eurodollar Rate for a one-month Interest Period beginning on such date (or if such day is not a Business Day, the immediately preceding Business Day).

“Base Rate Loan” shall mean a Loan that bears interest as provided in Section 2.06(a)(i).

“Beneficial Owner” shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

“Board of Directors” shall mean:

(a) with respect to a corporation, the board of directors of such corporation or, except in the context of the definition of “Change of Control” and “Continuing Directors,” any committee thereof duly authorized to act on behalf of such board of directors;

(b) with respect to a partnership, the board of directors of the general partner of such partnership;

(c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or the manager or any committee of managers; and

(d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” shall have the meaning set forth in the first paragraph of this Agreement.

“Borrower Restricted Information” shall mean material non-public information with respect to the Borrower or its Subsidiaries or with respect to the securities of any such Person.

“Borrowing” shall mean a simultaneous borrowing of Loans of the same Type, and with respect to Eurodollar Rate Loans, with the same Interest Period, from all the Lenders (other than any Lender which has not funded its share of a Borrowing in accordance with this Agreement).

“Broker Appraisal” shall mean a desktop appraisal of the fair market value of a Rig, as determined by an Approved Broker.

“Business Day” shall mean (a) for all purposes other than as covered by the following clause (b), any day except Saturday, Sunday and any day which shall be in New York, New York, Houston, Texas or Luxembourg a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (b) with respect to all notices and determinations in connection with, and payments of principal and interest on, Eurodollar Rate Loans, any day which is a Business Day described in clause (a) above and which is also a day for trading by and between banks in U.S. dollar deposits in the London interbank Eurodollar market.

“Capital Lease Obligations” shall mean, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP as in effect on the Effective Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” shall mean (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” shall mean (a) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition, (b) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500,000,000 (or the equivalent thereof in any other currency or currency unit), (c) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a), (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (b) above, (e) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition, (f) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (a) through (e) of this definition, and (g) in the case of the Borrower or any Restricted Subsidiary of the Borrower organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Person is organized or has its principal place of business or conducts business which are similar to the items specified in clauses (a) through (f) of this definition.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

“Change of Control” shall mean:

(a) the direct or indirect sale, lease (other than pursuant to any Drilling Contract or other charterparty, pool agreement or drilling contract in respect of any Rig), transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder or a Restricted Subsidiary;

(b) the Borrower is liquidated or dissolved, or a plan relating to the liquidation or dissolution of the Borrower is adopted;

(c) the consummation of any transaction or any series of transactions (including, without limitation, any merger, consolidation or other business combination), the result of which is that any Person (including any “person” (as defined above)), other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Borrower, measured by voting power rather than number of shares, in each case other than any transaction in which the holders of the Borrower’s Voting Stock immediately prior to such transaction own, immediately after such transaction, a majority of the Voting Stock of the successor or acquiring Person or any parent thereof; or

(d) the first day on which a majority of the members of the Board of Directors of the Borrower are not Continuing Directors.

“Change of Control Notice” shall have the meaning provided in Section 4.03(b).

“Change of Control Offer” shall have the meaning provided in Section 4.03(a).

“Change of Control Payment Date” shall have the meaning provided in Section 4.03(b)(iii).

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Loans or Other Term Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Commitment or Incremental Commitment.

“Classification” shall mean the class + 1A1, Vessel - shaped drilling unit (N), DRILL (N), CRANE, HELDK-SH, DYNPOS-AUTRO, F-AM, EO with the Classification Society (free of all material recommendations and conditions) or other highest classification and no material overdue recommendations or adverse notations available for vessels of the same age and type as the Collateral Rigs with its Classification Society or such other classification as the Administrative Agent may, with the authorization of the Required Lenders, agree shall be treated as the Classification of a Collateral Rig for the purposes of the Loan Documents; provided that no change in Classification shall occur without Required Lenders’ prior written consent.

“Classification Society” shall mean Det Norske Veritas or such other classification society that is a member of the International Association of Classification Societies (IACS) as the Administrative Agent shall approve (acting on the authorization of the Required Lenders) from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and (except as otherwise provided) any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall mean all property (whether real or personal) with respect to which any security interests have been granted (or purported to be granted) pursuant to any Security Document, including, without limitation, all Pledge Agreement Collateral, all Security Agreement Collateral, all Insurance Collateral, all Earnings Collateral, all Collateral Rigs, all Earnings Accounts and all cash and Cash Equivalents at any time delivered as collateral hereunder.

“Collateral and Guaranty Requirements” shall mean with respect to each Collateral Rig or Loan Party, the requirement that:

(a) (i) each Subsidiary of the Borrower that is required to be a Subsidiary Guarantor in accordance with the definition thereof shall have duly authorized, executed and delivered to the Administrative Agent the U.S. Subsidiary Guaranty, substantially in the form of

Exhibit B (as modified, supplemented or amended from time to time, the “U.S. Subsidiary Guaranty”), or a supplement thereto, substantially in the form attached thereto, as applicable, and the U.S. Subsidiary Guaranty shall be in full force and effect, provided that this requirement shall not apply to any Foreign Subsidiary of the Borrower as to which the Administrative Agent shall have determined, based on advice of local counsel, and given written notice of such determination to the Borrower, that it would be preferable to the Lender Creditors for such Foreign Subsidiary not to execute and deliver the U.S. Subsidiary Guaranty, but only to execute and deliver a Foreign Subsidiary Guaranty as contemplated in clause (ii) below or

(ii) each Foreign Subsidiary specified in the proviso to clause (i) above shall have duly authorized, executed and delivered a guaranty governed by the laws of the jurisdiction in which such Foreign Subsidiary is organized (any such non-U.S. law governed guaranty to be executed and delivered by a Foreign Subsidiary of the Borrower pursuant to this clause (ii), as modified, amended or supplemented from time to time, a “Foreign Subsidiary Guaranty”); provided each Foreign Subsidiary Guaranty shall be prepared by local counsel reasonably satisfactory to the Administrative Agent, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations guaranteed and the rights intended to be granted thereunder) to the U.S. Subsidiary Guaranty, taking into account such variations as shall be necessary or desirable under applicable local law as reasonably determined by the Administrative Agent. Schedule B sets forth a list of all Subsidiaries of the Borrower which shall have executed and delivered a Subsidiary Guaranty on or prior to the Effective Date;

(b) (i) each Equity-Owning Subsidiary shall have (1) duly authorized, executed and delivered the U.S. Pledge Agreement substantially in the form of Exhibit C (as modified, supplemented or amended from time to time, the “U.S. Pledge Agreement”) or a supplement thereto, substantially in the form attached thereto, pursuant to which all of the Capital Stock of any Collateral Vessel-Owning Subsidiary owned by such Equity-Owning Subsidiary shall have been pledged to secure the Secured Obligations, and such Equity-Owning Subsidiary shall have (x) delivered to the Pari Passu Collateral Agent, as pledgee, (if applicable) all the Pledged Securities and other Pledge Agreement Collateral referred to therein, together with executed and undated stock powers in the case of Capital Stock constituting Pledged Securities and (y) otherwise complied with all of the requirements set forth in the U.S. Pledge Agreement and (2) duly authorized, executed and delivered any other related documentation necessary or advisable as reasonably determined by the Administrative Agent to perfect the Lien on the Pledge Agreement Collateral referred to therein in the respective jurisdictions of formation or of the chief executive office, as the case may be, of such Equity-Owning Subsidiary, or as otherwise provided by applicable law, and the U.S. Pledge Agreement shall be in full force and effect, provided that this requirement shall not apply to any Foreign Equity-Owning Subsidiary as to which the Administrative Agent reasonably determines, based on advice of local counsel, and gives written notice of such determination to the Borrower, that it would be preferable to the Lender Creditors for such Foreign Equity-Owning Subsidiary not to execute and deliver the U.S. Pledge Agreement, but only to execute and deliver one or more Foreign Pledge Agreements as contemplated in clause (ii) below, and

(ii) (1) each Foreign Equity-Owning Subsidiary specified in the proviso in clause (i) above and (2) each Equity-Owning Subsidiary (whether or not a Foreign Equity-Owning Subsidiary that shall own Capital Stock in one or more Collateral Vessel-Owning Subsidiaries organized under the laws of a jurisdiction other than the jurisdiction of organization of such Equity-Owning Subsidiary (and either such Equity-Owning Subsidiary or such Collateral Vessel-Owning Subsidiary is a Foreign Subsidiary), shall have authorized, executed and delivered a pledge agreement or agreements governed by the laws of the jurisdiction where such Equity-Owning Subsidiary and/or such Collateral Vessel-Owning Subsidiary is organized, if (in the case of (1) and (2) of this clause ii) the Administrative Agent determines (based on advice of local counsel), and gives written notice to the Borrower of such determination, that it would be in the interests of the Lender Creditors that such Equity-Owning Subsidiary and/or such Collateral Vessel-Owning Subsidiary authorize, execute and deliver additional pledge agreements governed by the laws of such non-U.S. jurisdictions (each such non-U.S. law governed pledge agreement to be executed and delivered by one or more Loan Parties pursuant to this clause (ii), as modified, amended or supplemented from time to time, a “Foreign Pledge Agreement” and, collectively, the “Foreign Pledge Agreements”); provided that (x) each such Foreign Pledge Agreement shall be prepared by local counsel, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations secured thereby and the rights intended to be granted thereunder) to the U.S. Pledge Agreement, taking into account such variations as shall be necessary or desirable under applicable local law as reasonably determined by the Administrative Agent and (y) in connection with the execution and delivery of any such Foreign Pledge Agreement, the respective Loan Parties shall have taken such actions as may be necessary or desirable under local law (as advised by local counsel) to create, effect, perfect, preserve, maintain and protect the security interests granted (or purported to be granted) thereby as reasonably determined by the Administrative Agent. The U.S. Pledge Agreement and each Foreign Pledge Agreement listed on Section A of Schedule C shall be in full force and effect on or prior to the Effective Date. Section B of Schedule C sets forth a list of each Person who shall be an Equity-Owning Subsidiary as of the Effective Date.

In the case of each applicable Pledge Agreement, the Administrative Agent shall have received evidence that all other actions necessary or, in the reasonable opinion of the Administrative Agent desirable, to perfect and protect the security interests purported to be created by such Pledge Agreement have been taken.

(iii) the Pari Passu Collateral Agent shall have received duly authorized, executed and delivered, with respect to each Collateral Rig, (1) an Assignment of Insurance Proceeds from each Collateral Vessel-Owning Subsidiary and each Internal Charterer substantially in the form of Exhibit D (each, as amended, modified or supplemented from time to time, an “Assignment of Insurance Proceeds” and, together with any additional assignment of insurance proceeds executed and delivered pursuant to Section 7.07, the “Assignments of Insurance Proceeds”) covering all of such Loan Party’s present and future Insurance Collateral, and each Assignment of Insurance Proceeds shall be in full force and effect, (2) an Assignment of Earnings from each Collateral Vessel-Owning Subsidiary and each Internal Charterer in the form of Exhibit E (each, as amended, modified or supplemented from time to time, together with any additional assignment of earnings executed and delivered pursuant to Section 7.07, the “Assignment of Earnings”), covering all Earnings Collateral, and each Assignment of Earnings shall be in full force and effect and (3) a control agreement with respect to each Earnings Account, and such control agreements shall be in full force and effect; (4) if a management agreement has been entered into with respect to a Collateral Rig, an Assignment of Management Agreement substantially in the form of Exhibit F (each, as amended, modified or supplemented from time to time, an “Assignment of Management Agreement” and, together with any additional Assignments of Management Agreement executed and delivered pursuant to Section 7.07, the “Assignments of Management Agreement”) covering the relevant Collateral Vessel-Owning Subsidiary’s rights therein and executed by such Collateral Vessel-Owning Subsidiary and by the initial Approved Manager or any replacement thereof or any sub-management agreement, together with appropriate notices and acknowledgements thereof and (5) if an Internal Charter has been entered into with respect to a Collateral Rig, an Assignment of Internal Charter substantially in the form of Exhibit G (each, as amended, modified or supplemented from time to time, an “Assignment of Internal Charter” and, together with any additional Assignments of Internal Charter executed and delivered pursuant to Section 7.07, the “Assignments of Internal Charter”) covering the internal charter and the Earnings in connection therewith, together with appropriate notices and acknowledgments thereof, and a copy of such Internal Charter (certified by an Authorized Representative of the Borrower as true, correct and complete);

(iv) the Subsidiary Guarantors (other than the Equity-Owning Subsidiaries) each shall have duly authorized, executed and delivered a Security Agreement in the form of Exhibit H (each, as amended, modified or supplemented from time to time, a “U.S. Security Agreement” and, together with any additional security agreements executed and delivered pursuant to Section 7.07, the “U.S. Security Agreements”) and each U.S. Security Agreement shall be in full force and effect;

(v) the Loan Parties other than the Borrower shall have delivered (i) financing statements (Form UCC-1) in proper form for filing under the UCC or in other appropriate filing offices of each jurisdiction as may be necessary, or in the reasonable opinion of the Administrative Agent desirable, to perfect the security interests purported to be created by the Pledge Agreements, Assignment of Earnings, the Assignment of Insurance Proceeds and the U.S. Security Agreements, (ii) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name any Loan Party as debtor and that are filed in Washington D.C. and any other relevant jurisdiction, together with copies of such other financing statements (none of which (other than in respect of Permitted Liens) shall cover the Collateral unless the Administrative Agent shall have received Form UCC-3 Termination Statements (or such other termination statements as shall be required by local law) fully completed for filing if required by applicable laws in respect thereof) and (iii) in the case of the Pledge Agreements, evidence that all other actions necessary or, in the reasonable opinion of the Administrative Agent desirable, to perfect and protect the security interests purported to be created by the respective Pledge Agreement have been taken;

(vi) each Collateral Vessel-Owning Subsidiary shall have duly authorized, executed and delivered, with respect to each Collateral Rig in which it has an interest, a first preferred mortgage in form for filing in the appropriate rig registry (as modified, amended or supplemented from time to time in accordance with the terms thereof and hereof, a “Collateral Rig Mortgage” and, together with any additional collateral rig mortgages executed and delivered pursuant to Section 7.07, the “Collateral Rig Mortgages”), substantially in the form of Exhibit I, with respect to such Collateral Rig, and such Collateral Rig Mortgage shall be effective upon filing to create in favor of the Pari Passu Collateral Agent, for the benefit of the Lender Creditors, a legal, valid and enforceable preferred ship mortgage on, and Lien upon, such Collateral Rig, subject only to Permitted Liens, and each Collateral Rig Mortgage shall be in full force and effect;

(vii) all filings, deliveries of instruments, legal opinions and other actions necessary or desirable in the reasonable opinion of the Administrative Agent to perfect and preserve the security interests described in clauses (ii) through (vi) above shall have been duly effected and the Pari Passu Collateral Agent shall have received evidence thereof in form and substance reasonably satisfactory to the Administrative Agent; and

(viii) the Administrative Agent shall have received each of the following:

(1) certificates of ownership from appropriate authorities (x) showing (or confirmation updating previously reviewed certificates and indicating) the registered ownership of such Collateral Rig in the name of the relevant Collateral Vessel-Owning Subsidiary; and (y) indicating no record liens other than Permitted Liens and Liens to be released on the Effective Date in connection with the Refinancing; and

(2) class certificates from a classification society recognized by the United States Coast Guard or another classification society indicating that such Collateral Rig meets the criteria specified in Section 6.22(c); and

(3) if applicable, certified copies of all ISM and ISPS Code documentation for each Collateral Rig; and

(4) a certificate or letter of undertaking from the Borrower’s marine insurance brokers, in form and scope reasonably satisfactory to the Administrative Agent, certifying that the insurance maintained by the Loan Parties in respect of each Collateral Rig (x) is placed with such insurance companies and/or underwriters and/or clubs, in such amounts, against such risks, and in such form, as are customarily insured against by companies operating in the offshore drilling industry for the protection of the Pari Passu Collateral Agent and/or the Lenders as secured party and mortgagee and (y) including, without limitation, the insurance required by Section 7.01.

“Collateral Rig” shall mean each Rig listed on Schedule 6.22.

“Collateral Rig Mortgages” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Collateral Vessel-Owning Subsidiary” shall mean each of the Borrower’s Subsidiaries that has an ownership interest in one or more Collateral Rigs.

“Commitment” shall mean, with respect to each Lender, such Lender’s Term Loan Commitment and/or such Lender’s Incremental Commitment, as applicable.

“Communications” shall have the meaning provided in Section 10.03(d)(ii).

“Consolidated Cash Flow” shall mean, with respect to any period, Consolidated Net Income of the Borrower for such period (a) plus, without duplication:

(i) provision for taxes based on income or profits of the Borrower and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income;

(ii) Consolidated Interest Expense of the Borrower and the Restricted Subsidiaries for such period to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; and

(iii) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Borrower and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income;

(b) minus non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” shall mean, for any period, the ratio of Consolidated Cash Flow of the Borrower for such period to Consolidated Interest Expense of the Borrower for such period; provided, however, that:

(a) if the Borrower or any of the Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding on the date a determination of the Consolidated Interest Coverage Ratio is to be made, or if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence of Indebtedness, or both (in each case other than working capital borrowings under a revolving credit facility), Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(b) if the Borrower or any of the Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period that is no longer outstanding on such date of determination, or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment has been terminated) on the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such repayment, repurchase, defeasance or discharge had occurred on the first day of such period;

(c) if, since the beginning of such period, the Borrower or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Cash Flow for such period shall be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Borrower or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Borrower and the continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Borrower and the continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(d) if, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Borrower or any Restricted Subsidiary since the beginning of such period shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (c) above or (g) or (h) below if made by the Borrower or a Restricted Subsidiary during such period, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period;

(e) if, since the beginning of such period, any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated as if such event had occurred on the first day of such period;

(f) Consolidated Cash Flow and Consolidated Interest Expense of discontinued operations recorded on or after the date such operations are classified as discontinued in accordance with GAAP shall be excluded but, with respect to Consolidated Interest Expense, only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the Borrower or any of the Restricted Subsidiaries following such classification;

(g) if, since the beginning of such period, the Borrower or any Restricted Subsidiary shall have (i) by merger or otherwise, made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Borrower or a Restricted Subsidiary), or (ii) acquired assets constituting all or substantially all of an operating unit of a business or an Additional Vessel, Consolidated Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto, as determined in good faith by a Financial Officer of the Borrower (including, without limitation, the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(h) if the Borrower or any Restricted Subsidiary shall have entered into an agreement to build or acquire an Additional Vessel that at the time of calculation is being constructed on behalf of the Borrower or such Restricted Subsidiary, is scheduled for delivery no later than one year from the time of calculation and is, or is reasonably expected to be upon delivery (as determined by the Board of Directors of the Borrower), subject to a Qualified Services Contract, then Consolidated Cash Flow and Consolidated Interest Expense for such period may, at the Borrower’s election, be calculated after giving pro forma effect thereto as if the Additional Vessel subject to such committed construction contract had been acquired by the Borrower or such Restricted Subsidiary on the first day of such period.

Any pro forma calculations giving effect to the acquisition of an Additional Vessel or to a committed construction contract with respect to an Additional Vessel that is, or is reasonably expected to be, subject to a Qualified Services Contract shall be made as follows:

(i) the amount of Consolidated Cash Flow attributable to such Additional Vessel shall be calculated in good faith by a Financial Officer of the Borrower;

(ii) in the case of earned revenues under a Qualified Services Contract, Consolidated Cash Flow shall be based on revenues actually earned pursuant to the Qualified Services Contract relating to such Additional Vessel or Additional Vessels, taking into account, where applicable, only actual expenses Incurred without duplication in any measurement period;

(iii) the amount of Consolidated Cash Flow shall be the lesser of Consolidated Cash Flow derived on a pro forma basis from revenues for (1) the first full year of the Qualified Services Contract and (2) the average of Consolidated Cash Flow of each year of such Qualified Services Contract for the term of the Qualified Services Contract, or in the case of an Additional Vessel not subject to a Qualified Services Contract, Consolidated Cash Flow shall be based upon the average of the historical earnings of comparable Vessels in the Borrower’s and its Restricted Subsidiaries’ fleet over the most recently completed four fiscal quarters, as determined in good faith by a Financial Officer of the Borrower;

(iv) in determining the estimated expenses attributable to such Additional Vessel, the calculation shall give effect to the interest expense attributable to the Incurrence, assumption or guarantee of any Indebtedness (including Indebtedness that is anticipated to be Incurred following the time of calculation in order to consummate the construction, acquisition and/or delivery of the Additional Vessel) relating to the construction, delivery and/or acquisition of such Additional Vessel; and

(v) with respect to any expenses attributable to an Additional Vessel, if the actual expenses differ from the estimate, the actual amount shall be used in such calculation.

“Consolidated Interest Expense” shall mean, with respect to any Person for any period, the sum, without duplication, of:

(a) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding:

(i) amortization of debt issuance costs; and

(ii) any nonrecurring charges relating to any premium or penalty paid, write-off of deferred finance costs or original issue discount or other charges in connection with redeeming or otherwise retiring any Indebtedness prior to its Stated Maturity, to the extent that any of such nonrecurring charges constitute interest expense);

(b) the consolidated interest expense of such Person and any Restricted Subsidiaries that was capitalized during such period; and

(c) all dividends, whether paid or accrued and whether or not in cash, in respect of any Preferred Stock of any Restricted Subsidiary or any Disqualified Stock of the Borrower or any Restricted Subsidiary, other than (i) dividends payable solely in Equity Interests (other than Disqualified Stock) and (ii) dividends payable to the Borrower or any Restricted Subsidiary.

“Consolidated Net Income” shall mean, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that:

(a) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person during such period;

(b) solely for the purpose of determining the amount available for Restricted Payments under Section 7.10(a)(iii)(1), the Net Income (but not loss) of any Restricted Subsidiary of such Person (other than a Restricted Subsidiary that is a Subsidiary Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, in each case other than by reason of restrictions in the Revolving Credit Agreement, this Agreement, the SSCF or the Existing PDV Notes indenture, in each case as in effect on the Effective Date; provided that if Net Income is excluded by operation of this provision with respect to a period because of restrictions on dividends or distributions applicable during such period that cease to apply in a subsequent period, such restrictions shall be deemed not to have applied in the initial period in subsequent calculations under this definition;

(c) the cumulative effect of a change in accounting principles will be excluded;

(d) non-cash gains and losses due solely to fluctuations in currency values will be excluded;

(e) in the case of a successor to the referenced Person by consolidation or merger or as a transferee of the referenced Person’s assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets will be excluded;

(f) the effects resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Effective Date will be excluded;

(g) any unrealized gain (or loss) in respect of Hedging Obligations will be excluded;

(h) non-cash charges or expenses with respect to the grant of stock options, restricted stock or other equity compensation awards will be excluded; and

(i) goodwill write-downs or other non-cash impairments of assets, or restructuring charges or severance costs associated with acquisitions or dispositions will be excluded.

“Consolidated Net Tangible Assets” as of any date of determination, shall mean consolidated total assets of the Borrower and the Restricted Subsidiaries determined in accordance with GAAP, less the sum of:

(a) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined); and

(b) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangible assets in accordance with GAAP.

“Conversion,” “Convert” and “Converted” each refer to a conversion of Loans of one Type into Loans of the other Type pursuant to Sections 2.06(c), 2.07, or 2.08.

“Continuing Directors” shall mean, as of any date of determination, any member of the Board of Directors of the Borrower who:

(a) was a member of such Board of Directors on the Effective Date; or

(b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement Documents” shall mean the Revolving Credit Agreement, the notes issued under the Revolving Credit Agreement, each Security Document (as defined in the Revolving Credit Agreement) and any other Credit Documents (as defined in the Revolving Credit Agreement).

“Credit Facilities” means one or more debt facilities (including the Revolving Credit Agreement and this Agreement), commercial paper facilities, loan agreements, indentures or agreements of the Borrower or any Restricted Subsidiary with banks, other institutional lenders, commercial finance companies or other lenders or investors providing for revolving credit loans, term loans, bonds, debentures or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Borrower as borrowers or guarantors thereunder).

“Custodian” shall mean any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

“Debtor Relief Laws” means any Bankruptcy Law, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” shall mean any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Interest” shall have the meaning provided in Section 2.06(b).

“Disqualified Stock” shall mean any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of such Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (in each case other than in exchange for or conversion into Capital Stock that is not Disqualified Stock), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of such Capital Stock, in whole or in part, on or prior to the date that is 91 days after the Initial Maturity Date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of such Capital Stock have the right to require the Borrower to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Borrower may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant set forth in Section 7.10. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Borrower and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Dollars” and the sign “$” shall each mean lawful money of the United States.

“Dollar Equivalent” shall mean, with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with such other currency as published in the “Currency Rates” section of the Financial Times entitled “Currencies, Bonds & Interest Rates” (or, if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Borrower) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Borrower or any of its Restricted Subsidiaries has complied with any covenant or other provision in the Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than U.S. Dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such non-dollar currency.

“Domestic Subsidiary” shall mean, as to any Person, each Subsidiary of such Person that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Drilling Contract” shall mean any charterparty, pool agreement or drilling contract in respect of any Collateral Rig or other contract for use of any Collateral Rig.

“Earnings” shall mean, with respect to any Collateral Rig, (a) all freight, hire and passage moneys payable to the Borrower or any of its Subsidiaries as a consequence of the operation of such Collateral Rig, including without limitation payments under any Drilling Contract in respect of such Collateral Rig, (b) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Borrower or any of its Subsidiaries as a consequence of the operation of such Collateral Rig; (c) compensation payable to the Borrower or any of its Subsidiaries in the event of any requisition of such Collateral Rig; (d) remuneration for salvage, towage and other services performed by such Collateral Rig and payable to the Borrower or any of its Subsidiaries; (e) demurrage and retention money receivable by the Borrower or any of its Subsidiaries in relation to such Collateral Rig; (f) all moneys which are at any time payable under the insurances in respect of loss of Earnings with respect to such Collateral Rig; (g) if and whenever such Collateral Rig is employed on terms whereby any moneys falling within items (a) through (f) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Collateral Rig; and (viii) other money whatsoever due or to become due to any of the Borrower or any of its Subsidiaries in relation to such Collateral Rig.

“Earnings Accounts” shall mean, with respect to any Collateral Rig, an interest bearing account into which all Earnings derived from any Drilling Contract with respect to such Collateral Rig (other than Earnings payable to a Local Content Subsidiary) and all Event of Loss Proceeds received in respect of an Event of Loss with respect to such Collateral Rig shall be deposited or forwarded that is subject to an account control agreement, except to the extent prohibited by applicable law.

“Earnings Collateral” shall mean, collectively, all “Collateral” as defined in each Assignment of Earnings.

“Effective Date” shall have the meaning provided in the first paragraph of Section 5.01.

“Eligible Transferee” shall mean and include a commercial bank, an insurance company, a finance company, a financial institution, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act) or any Affiliated Lender; provided that neither the Borrower nor any of its Subsidiaries shall be an Eligible Transferee at any time.

“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, “Claims”), including (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response or remedial actions or damages pursuant to any Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of alleged injury or threat of injury to health, safety or the environment to the extent due to the Release of or exposure to Hazardous Materials.

“Environmental Law” shall mean any applicable federal, state, foreign, national, international or local statute, law, rule, regulation, ordinance, code, convention legally binding and enforceable guideline or written policy and rule of common law now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, to the extent binding on the Borrower or any of its Subsidiaries, relating to the environment, employee health and safety or Hazardous Materials, including CERCLA; OPA; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); and any state and local or foreign counterparts or equivalents, in each case as amended from time to time.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“Equity-Owning Subsidiaries” shall mean each direct and indirect Subsidiary of the Borrower that is now, or that hereafter becomes, a direct owner of any Capital Stock in any Collateral Vessel-Owning Subsidiary.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with the Borrower or a Domestic Subsidiary of the Borrower would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“EU Savings Directive” means the European Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income.

“Eurodollar Rate” shall mean with respect to each Interest Period for any Eurodollar Rate Loan, a rate of interest per annum equal to the higher of (a) the offered rate (rounded upward to the nearest 1/16 of one percent) for deposits of Dollars for a period equivalent to such period at or about 11:00 A.M. (London time) on the Interest Determination Date for such Interest Period as is displayed on Reuters LIBOR01 Page (or such other service as may be nominated by the British Bankers’ Association as the information vendor for displaying the London Interbank Offered Rates of major banks in the London Interbank Market) (the “Screen Rate”), provided that if on such Interest Determination Date no such rate is so displayed, the Eurodollar Rate for such period shall be the arithmetic average (rounded upward to the nearest 1/16th of 1%) of the rates quoted to the Administrative Agent by the Reference Banks for deposits of Dollars in an amount approximately equal to the amount in relation to which the Eurodollar Rate is to be determined for a period equivalent to such applicable Interest Period in the London interbank Eurodollar market at or about 11:00 A.M. (London time) on such Interest Determination Date, in each case divided (and rounded upward to the nearest 1/16 of 1%) by a percentage equal to 100% minus the then stated maximum rate of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves required by applicable law) applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D), and (b) 1.00%.

“Eurodollar Rate Loan” shall mean a Loan that bears interest as provided in Section 2.06(a)(ii).

“Event of Default” shall have the meaning provided in Section 8.

“Event of Loss” shall mean any of the following events:

(a) the actual or constructive total loss of any Collateral Rig or the agreed or compromised total loss of any Collateral Rig;

(b) the destruction of any Collateral Rig;

(c) damage to any Collateral Rig to an extent, determined in good faith by the Borrower within 90 days after the occurrence of such damage, as shall make repair thereof uneconomical or shall render such Collateral Rig permanently unfit for normal use (other than obsolescence); or

(d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of any Collateral Rig that shall not be revoked within six months.

An Event of Loss shall be deemed to have occurred:

(a) in the event of the destruction or other actual total loss of any Collateral Rig, on the date of such loss, or if such date is unknown, on the date such Collateral Rig was last reported;

(b) in the event of a constructive, agreed or compromised total loss of any Collateral Rig, on the date of determination of such total loss;

(c) in the case of any event referred to in clause (c) above, upon the such date of determination; or

(d) in the case of any event referred to in clause (d) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all cash compensation, damages and other payments (including insurance proceeds) received by the Borrower or a Subsidiary or the Pari Passu Collateral Agent from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Excess Proceeds” shall have the meaning set forth in Section 7.18(e).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Taxes” shall mean any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, branch profits Taxes and net wealth Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, a resident for tax purposes in by reason of maintaining a fixed place of business in, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, Luxembourg withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.11) or (ii) such Lender changes its lending office (other than pursuant to Section 2.10), except in each case to the extent that, pursuant to Section 4.07 amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 4.07(g), (d) Taxes required by virtue of (i) the EU Savings Directive; (ii) the Luxembourg laws of 21 June 2005 implementing the EU Savings Directive and several bilateral agreements concluded with certain dependant or associated territories of the European Union; or (iii) the Luxembourg law of 23 December 2005 and (e) any U.S. federal withholding Taxes imposed under FATCA.

“Executive Order” shall have the meaning set forth in Section 6.24.

“Existing Indebtedness” shall mean Indebtedness of the Borrower and its Subsidiaries in existence on the Effective Date, other than the Senior Notes and the guarantees by the Subsidiary Guarantors thereof (provided that, for purposes of Section 7.11 Indebtedness outstanding on the Effective Date under (a) the Revolving Credit Agreement, (b) this Agreement, (c) the SSCF and (d) the Existing PDV Notes will be deemed to be Incurred under clauses (a) or (b) of the definition of “Permitted Debt” herein, and not Section 7.11(b)).

“Existing Loans” shall have the meaning provided in Section 2.14.

“Existing PDV Notes” shall mean the 7.250% Senior Secured Notes due 2017 issued by Pacific Drilling V Limited under the Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, the Borrower and each other guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as trustee and as collateral agent.

“Existing PFA” shall mean the Third Amendment and Restatement Agreement in respect of the Project Facilities Agreement and the Intercreditor Agreement, dated April 19, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana S.à.r.l., as the borrowers, Pacific Drilling Limited, as guarantor, Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Drilling Limited, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited, and Pacific Drilling S.A., as the TI Bond Facility Obligors and the arrangers, lenders and agents named therein.

“Extended Loans” shall have the meaning provided in Section 2.14(a).

“Extending Lender” shall have the meaning provided in Section 2.14(b).

“Extension Amendment” shall have the meaning provided in Section 2.14(c).

“Extension Date” shall have the meaning provided in Section 2.14(d).

“Extension Election” shall have the meaning provided in Section 2.14(b).

“Extension Request” shall have the meaning provided in Section 2.14(a).

“Extension Series” shall mean all Extended Loans that are established pursuant to the same Extension Amendment (or any subsequent Extension Amendment to the extent such Extension Amendment expressly provides that the Extended Loans provided for therein are intended to be a part of any previously established Extension Series) and that provide for the same interest margins, extension fees, maturity and other terms.

“Fair Market Value” shall mean the value that would be paid by an informed and willing buyer to an unaffiliated, informed and willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by an Authorized Representative of the Borrower or, with respects to such values in excess of $25,000,000, the Board of Directors of the Borrower (unless otherwise provided in this Agreement).

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Federal Funds Rate” shall mean, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” shall mean each of (a) the fee letter agreement, dated as of April 29, 2013, among the Borrower, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC and (b) the fee letter agreement, dated as of April 29, 2013, between the Borrower and Citigroup Global Markets Inc.

“Fees” shall mean all amounts payable pursuant to or referred to in Section 3.01.

“Financial Officer” shall mean, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“Foreign Equity-Owning Subsidiary” shall mean any Equity-Owning Subsidiary that is then a Foreign Subsidiary.

“Foreign Pension Plan” shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Borrower or any one or more of its Restricted Subsidiaries primarily for the benefit of employees of the Borrower or such Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made on termination of employment, and which plan is not subject to ERISA or the Code.

“Foreign Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Foreign Subsidiary Guaranty” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Foreign Subsidiary” shall mean, as to any Person, each Subsidiary of such Person which is not a Domestic Subsidiary.

“GAAP” shall mean generally accepted accounting principles in the United States consistently applied in accordance with Section 10.07(a).

“Governmental Authority” shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, ureaformaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas, (b) any chemicals, materials or substances regulated as “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Law, and (c) any other chemical, material or substance, exposure to which is regulated by any Governmental Authority under Environmental Laws.

“Hedging Obligations” shall mean, with respect to any specified Person, the obligations of such Person under:

(a) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect such Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(b) foreign exchange contracts and currency protection agreements designed to protect such Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(c) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by such Person or any of its Restricted Subsidiaries at the time; and

(d) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Inactive Subsidiary” shall mean, at any time, each Restricted Subsidiary of the Borrower which (a) is not a Collateral Vessel-Owning Subsidiary, an Equity-Owning Subsidiary or an Internal Charterer, (b) does not own assets with an aggregate fair market value (as determined in good faith by the management of the Borrower) in excess of $1,000,000 and (c) which at such time is inactive (i.e., does not conduct any business).

“Incremental Lender” shall mean a Lender with an Incremental Commitment or an outstanding Other Term Loan.

“Incremental Assumption Agreement” shall mean an Incremental Assumption Agreement, in form and substance reasonably satisfactory to the Administrative Agent, among the Borrower, the Administrative Agent and one or more Incremental Lenders establishing a Class of Other Term Loans hereunder.

“Incremental Commitment” shall mean the commitment of any Lender, established pursuant to Section 2.12, to make Other Term Loans to the Borrower.

“Incremental Commitment Amount” shall mean, at any time of determination, $1,700,000,000 minus the aggregate amount of all Pari Passu Obligations (excluding the Revolving Credit Obligations).

“Incremental Maturity Date” shall mean the final maturity date of any Other Term Loan, as set forth in the applicable Incremental Assumption Agreement.

“Incremental Repayment Amount” shall have the meaning provided in Section 4.05(b).

“Incremental Repayment Dates” shall mean the dates scheduled for the repayment of principal of any Other Term Loan, as set forth in the applicable Incremental Assumption Agreement.

“Incur” shall have the meaning provided in Section 7.10(a)(ii).

“Indebtedness” shall mean, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables (or intercompany reimbursement obligations in respect thereof) in the ordinary course of business), whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments;

(c) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments, other than such reimbursement obligations that relate to trade payables or other obligations that are not themselves Indebtedness, in each case, that were entered into in the ordinary course of business of such Person to the extent such reimbursement obligations are satisfied within 10 business days following payment on the letter of credit, bankers’ acceptance or similar instrument;

(d) representing Capital Lease Obligations of such Person;

(e) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed;

(f) representing Hedging Obligations of such Person; or

(g) representing Attributable Indebtedness of such Person in respect of Sale and Leaseback Transactions,

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations and Attributable Indebtedness) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Indemnified Party” shall have the meaning provided in Section 10.01.

“Indemnified Taxes” shall mean (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indenture Documents” shall mean the 2013 Indenture, the Senior Notes, the Subsidiary Guarantees (as defined in the 2013 Indenture) and the Collateral Agreements (as defined in the 2013 Indenture) and any other agreement, instrument or other document evidencing or governing any Note Obligations.

“Initial Maturity Date” shall mean June 3, 2018.

“Insolvency or Liquidation Proceeding” shall mean: (a) any voluntary or involuntary case or proceeding under any bankruptcy law with respect to any Subsidiary Guarantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Subsidiary Guarantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Subsidiary Guarantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (other than any liquidation, dissolution, reorganization or winding up of any Subsidiary of the Borrower permitted by the Pari Passu Documents), (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Subsidiary Guarantor or (e) any other proceeding of any type or nature in which substantially all claims of creditors of any Subsidiary Guarantor are determined and any payment or distribution is or may be made on account of such claims.

“Insurance Collateral” shall mean, collectively, all “Insurance Proceeds” as defined in each Assignment of Insurance Proceeds.

“Intercreditor Agreement” shall mean (i) the intercreditor agreement among the Pari Passu Collateral Agent, the Trustee, the Revolving Credit Agent, the Administrative Agent, the Borrower, each other Loan Party and the other parties from time to time party thereto, and acknowledged and agreed to by the Borrower and each other Loan Party, to be entered into on the date hereof, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms and this Agreement and (ii) any replacement thereof that contains terms not materially less favorable to the Lenders than the Intercreditor Agreement referred to in clause (i).

“Interest Determination Date” shall mean, with respect to any Eurodollar Rate Loan, the second Business Day prior to the commencement of any Interest Period relating to such Loan.

“Interest Period” shall mean, for each Eurodollar Rate Loan comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Loan or the date of the Conversion of any Base Rate Loan into such Eurodollar Rate Loan, and ending on the last day of the period selected by the Borrower pursuant to the provisions below and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each such Interest Period shall be one-, two-, three- or six-months (or such other period that is twelve months or less, if requested by the Borrower and consented to by the Administrative Agent and all the Lenders), as the Borrower may, upon notice received by the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the first day of such Interest Period, select; provided, however, that:

(a) if the Borrower fails to select an Interest Period, then that Interest Period will be three months;

(b) all Eurodollar Rate Loans comprising a Borrowing shall at all times have the same Interest Period;

(c) if any Interest Period for a Eurodollar Rate Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;

(d) if any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the first succeeding Business Day; provided, however, that if any Interest Period for a Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

(e) no Interest Period in respect of any Borrowing of Loans shall be selected which extends beyond the Maturity Date; and

(f) the selection of Interest Periods shall be subject to the provisions of Section 2.06.

“Internal Charter” shall mean any charter or other contract respecting the use or operations of any Collateral Rig between a Collateral Vessel-Owning Subsidiary and any Internal Charterer, to the extent such charter does not materially adversely affect the interests of the Lenders.

“Internal Charterer” shall mean any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries (other than a Local Content Subsidiary) that is not the owner of the relevant Collateral Rig and that is party to a Drilling Contract in respect of a Collateral Rig and entitled to receive Earnings thereunder.

“Investments” shall mean, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, and excluding extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Borrower or any of the Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Borrower will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Borrower’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 7.10(c). The acquisition by the Borrower or any of its Subsidiaries of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Borrower or such Subsidiary in such third Person that is not a Subsidiary of such Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 7.10(c). Except as otherwise provided in this Agreement, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Involuntary Transfer” shall mean, with respect to any property or asset of the Borrower or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss, (b) the confiscation, condemnation, requisition, appropriation or similar taking of such property or asset by any government or instrumentality or agency thereof, including by deed in lieu of condemnation, or (c) foreclosure or other enforcement of a Lien or the exercise by a holder of a Lien of any rights with respect to it.

“ISM Code” shall mean the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code).

“ISPS Code” shall mean the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) which took effect on 1 July 2004.

“Latest Maturity Date” shall mean at any date of determination, the latest Maturity Date applicable to any Class of Commitments or Loans that is outstanding hereunder on such date of determination, as extended in accordance with this Agreement from time to time.

“Lead Arrangers” shall mean Citigroup Global Markets, Inc., Goldman Sachs Lending Partners LLC, Deutsche Bank Securities Inc. and Barclays Bank PLC, in their respective capacities as joint lead arrangers, and their respective successors.

“Leaseholds” of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

“Lender” shall mean each financial institution listed on Annex I, as well as any Person which becomes a “Lender” hereunder pursuant to Section 2.11 or 10.04(b) or pursuant to an Incremental Assumption Agreement.

“Lender Creditors” shall mean the Lenders holding from time to time outstanding Loans and/or Commitments or Incremental Commitments and the Administrative Agent, each in their respective capacities.

“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Loan” shall mean the Term Loans and, unless the context shall otherwise require, any Other Term Loans.

“Loan Documents” shall mean this Agreement, each Extension Amendment, the Intercreditor Agreement, each Note, each Fee Letter, each Pledge Agreement, each Security Document, each Subsidiary Guaranty, each Asset Sale Offer to the extent relating to Loans, each Change of Control Offer, each Purchase Offer and, after the execution and delivery thereof, each additional guaranty or additional security document executed pursuant to Sections 7.07 and any amendments and waivers to any of the foregoing.

“Loan Parties” shall mean, collectively, the Borrower and each Subsidiary Guarantor.

“Local Content Subsidiary” shall mean any Subsidiary of the Borrower that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to a Collateral Rig or any Related Assets for the purpose of satisfying any local content law or regulation or similar law or regulation.

“Manager’s Subordination Undertaking” shall mean an undertaking by any Approved Manager given or to be given to the Pari Passu Collateral Agent in form and substance reasonably satisfactory to the Pari Passu Collateral Agent.

“Margin Regulations” shall mean Regulations U, T and X of the Board of Governors of the Federal Reserve System.

“Margin Stock” shall have the meaning provided in Regulation U.

“Market Disruption Event” shall mean either of the following events:

(a) at or about noon on the Interest Determination Date for the relevant Interest Period the Screen Rate is not available and none or, if there are three or more Lenders, only one of the Reference Banks supplies a rate to the Administrative Agent to determine the Eurodollar Rate for the relevant Interest Period; or

(b) before close of business in New York on the Interest Determination Date for the relevant Interest Period, the Administrative Agent receives notifications from Lenders holding outstanding Loans at such time (but excluding any Loans purchased by the Borrower pursuant to Section 2.13) equal to at least 50% of the outstanding amount of all Loans at such time that (i) the cost to such Lenders of obtaining matching deposits in the London interbank Eurodollar market for the relevant Interest Period would be in excess of the Eurodollar Rate for such Interest Period or (ii) such Lenders are unable to obtain funding in the London interbank Eurodollar market.

“Material Adverse Effect” shall mean (a) a material adverse effect on the operations, business, properties, or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (b) a material impairment of the rights and remedies of the Pari Passu Collateral Agent, the Administrative Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

“Maturity Date” shall mean as to the applicable Loan, the Initial Maturity Date or any maturity date related to any Extension Series of Extended Loans, as applicable.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Naira” shall mean lawful money of the Federal Republic of Nigeria.

“NAIC” shall mean the National Association of Insurance Commissioners.

“Net Income” shall mean, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however: (a) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (i) any Asset Sale or other asset dispositions (other than in the ordinary course of business) or (ii) the disposition of any securities by such Person or any of the Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of the Restricted Subsidiaries; and (b) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” shall mean the aggregate cash proceeds and Cash Equivalents received by the Borrower or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of such Asset Sale, and taxes paid or payable as a result of such Asset Sale after taking into account any available tax credits or deductions and any tax-sharing arrangements, (b) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or Indebtedness (other than Indebtedness that is subordinated in right of payment to the Term Loans or any Subsidiaries Guaranty) which must by its terms, in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale and (c) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Borrower or any Restricted Subsidiary in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Borrower or any Restricted Subsidiary until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Borrower or any Restricted Subsidiary from such escrow arrangement, as the case may be.

“Non-Recourse Debt” shall mean Indebtedness:

(a) as to which neither the Borrower nor any of the Restricted Subsidiaries (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise, or (iii) constitutes the lender;

(b) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Borrower or any of the Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(c) as to which the governing documentation provides that the lenders will not have any recourse to the stock or assets of the Borrower or any of the Restricted Subsidiaries.

For purposes of determining compliance with Section 7.11, in the event that any Non-Recourse Debt of any of the Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary.

“Note” shall have the meaning provided in Section 2.04.

“Note Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower or any Guarantor (as defined in the 2013 Indenture) arising under the 2013 Indenture, the Senior Notes and the Additional Notes (if any), the Subsidiary Guarantees (as defined in the 2013 Indenture) and the Collateral Agreements (as defined in the 2013 Indenture) (including all principal, premium, interest, penalties, fees, charges, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable or arising thereunder), whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Borrower or any such Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Notice of Borrowing” shall have the meaning provided in Section 2.02.

“Notice Office” shall mean the office of the Administrative Agent located at 1516 Brett Road, Ops III, New Castle, DE 19720, Attention: Citigroup Global Loans, facsimile: (212) 994-0961; email: global.loans.support@citi.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Obligations” shall mean all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest, fees and indemnities (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Loan Party at the rate provided for in the respective documentation, whether or not a claim for post-petition interest is allowed in any such proceeding)) of each Loan Party to the Lender Creditors, whether now existing or hereafter incurred under, arising out of, or in connection with this Agreement and the other Loan Documents to which such Loan Party is a party (including, in the case of each Loan Party that is a Subsidiary Guarantor, all such obligations, liabilities and indebtedness of such Loan Party under any Subsidiary Guaranty to which such Subsidiary Guarantor is a party) and the due performance and compliance by such Loan Party with all of the terms, conditions and agreements contained in this Agreement and in such other Loan Documents.

“OFAC” and “OFAC Lists” shall have the respective meanings set forth in Section 6.24.

“OPA” shall mean the Oil Pollution Act of 1990, as amended, 33 U.S.C. § 2701 et seq.

“Other Agents” shall have the meaning provided in Section 9.11.

“Other Connection Taxes” shall mean, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Pari Passu Obligations” shall mean other Indebtedness of the Borrower or the Subsidiary Guarantors that is equally and ratably secured with the Pari Passu Obligations (subject to the Intercreditor Agreement) as permitted by the Pari Passu Documents and is designated by the Borrower as an Other Pari Passu Obligation pursuant to the Intercreditor Agreement.

“Other Taxes” shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, other than any such Taxes (a) that are Other Connection Taxes imposed with respect to a Lender’s assignment of all or a portion of its rights and obligations under this Agreement (other than an assignment made at the request of the Borrower pursuant to Section 2.11) or (b) that are imposed by Luxembourg (or any political subdivision thereof) as a result of any voluntary registration by a Lender of any Loan Document when such registration is neither ordered by a competent court or an official authority nor required to establish, maintain or preserve any rights of any Recipient.

“Other Term Loans” shall have the meaning provided in Section 2.12(a).

“Pari Passu Collateral Agent” shall have the meaning set forth in the Intercreditor Agreement.

“Pari Passu Documents” shall mean, collectively, the Credit Agreement Documents, the Indenture Documents, the Loan Documents and any document or instrument evidencing or governing any Other Pari Passu Obligations.

“Pari Passu Obligations” shall mean (a) the Note Obligations, (b) the Revolving Credit Obligations, (c) the Obligations, (d) all Other Pari Passu Obligations and (e) all other obligations of the Borrower and the Subsidiary Guarantors in respect of, or arising under, the Pari Passu Documents, plus interest and all fees, costs, charges and expenses, including legal fees and expenses to the extent authorized under the Pari Passu Documents, in each case whether accrued or incurred before or after the commencement of an Insolvency or Liquidation Proceeding, and whether or not allowed or allowable in an Insolvency or Liquidation Proceeding.

“PATRIOT Act” shall mean the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)), as amended.

“Payment Default” shall have the meaning provided in Section 8.04(a).

“Payment Office” shall mean the office of the Administrative Agent located at 1516 Brett Road, Ops III, New Castle, DE 19720, Attention: Citigroup Global Loans, facsimile: (212) 994-0961; email: global.loans.support@citi.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the amount of the Commitment (or, after the termination thereof, the outstanding principal amount of the Loan) of such Lender and the denominator of which is the aggregate amount of the Commitments (or, after the termination thereof, the aggregate outstanding principal amount of all Loans) of all of the Lenders at such time; provided that, for the avoidance of doubt, if the Borrower or any of its Affiliates purchases any Loans pursuant to Section 2.13, such Loans so purchased shall be excluded for the purposes of making a determination of the Percentage of any Lender.

“Permitted Business” shall mean a business relating to the contracting of ultra-deepwater drilling rigs, related equipment and work crews to drill offshore wells in which the Borrower and the Restricted Subsidiaries were engaged on the Effective Date and any business reasonably related or complimentary thereto.

“Permitted Collateral Liens” shall mean Liens described in clauses (a), (e), (g), (h), (i), (j), (l), (m), (n) and (o) of the definition of “Permitted Liens”; provided that, with respect to Liens described in clauses (a) and (j) of the definition of “Permitted Liens,” to the extent such Liens encumber Collateral, the aggregate principal amount of Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Borrower or any Restricted Subsidiary thereunder) secured thereby shall not, at any time, exceed $2,300,000,000.

“Permitted Debt” shall mean any of the following:

(a) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (a) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Borrower or such Restricted Subsidiary thereunder) not to exceed $150,000,000 at any one time outstanding;

(b) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness under one or more Credit Facilities in a maximum aggregate principal amount incurred under this clause (b) at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Borrower or such Restricted Subsidiary thereunder), not to exceed an amount equal to the sum of (i) for each Rig for which the Borrower or a Restricted Subsidiary has entered into a contract for the construction or acquisition of such Rig but which has not yet been delivered or acquired, the greater of (1) $500,000,000 and (2) 75% of the Rig Value for such Rig at the time any such Indebtedness is Incurred plus (ii) for each other Rig owned by the Borrower or a Restricted Subsidiary, the greater of (1) $425,000,000 and (2) 70% of the Appraised Value for such Rig at the time any such Indebtedness is Incurred;

(c) the Incurrence by (i) the Borrower and any Subsidiary Guarantor of Indebtedness represented by the Senior Notes (including Additional Notes) and the related guarantees by the Subsidiary Guarantors and (ii) the Borrower or any Restricted Subsidiary of Existing Indebtedness;

(d) the Incurrence by the Borrower or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, any Indebtedness (other than intercompany Indebtedness) that was permitted by this Agreement to be Incurred pursuant to Section 7.11 or clause (c) of this definition or this clause (d);

(e) the Incurrence by Borrower or any Restricted Subsidiary of intercompany Indebtedness between or among Borrower and any of the Restricted Subsidiaries; provided, however, that:

(i) if the Borrower or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not the Borrower or a Subsidiary Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations, in the case of the Borrower, or the applicable Subsidiary Guaranties, in the case of a Subsidiary Guarantor; and

(ii) upon any (1) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Borrower or a Restricted Subsidiary, or (2) sale or other transfer of any such Indebtedness to a Person that is not Borrower or a Restricted Subsidiary, the exception provided by this clause (e) shall no longer be applicable to such Indebtedness and such Indebtedness will be deemed to have been Incurred at the time of any such issuance, sale or transfer;

(f) the Incurrence by the Borrower or any Restricted Subsidiary of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(g) the guarantee by the Borrower or any Restricted Subsidiary of Indebtedness of the Borrower or a Restricted Subsidiary that was permitted to be Incurred by another provision of this definition or Section 7.11; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Obligations, then the guaranty shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(h) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, and performance, customs, importation and surety bonds or other Indebtedness of a like nature, in each case in the ordinary course of business;

(i) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(j) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness arising from agreements providing for indemnification, earn-outs, adjustment of purchase price or similar obligations, or guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Borrower or any Restricted Subsidiary pursuant to such agreements, in each case, Incurred in connection with the acquisition or disposition of any business, assets or the Capital Stock of a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or the Capital Stock of a Subsidiary for the purpose of financing such acquisition; provided, however, that, in the case of a disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value)) actually received by the Borrower and the Restricted Subsidiaries in connection with such disposition; and

(k) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness not otherwise permitted pursuant to clauses (a) through (j) above that, together with any other Indebtedness Incurred pursuant to this clause (k) then outstanding, has an aggregate principal amount or accreted value, as applicable, not to exceed the greater of (i) $100,000,000 and (ii) 2.5% of Consolidated Net Tangible Assets at such time.

“Permitted Holders” shall mean QPIL and its Affiliates.

“Permitted Investments” shall mean:

(a) any Investment in the Borrower or in any Restricted Subsidiary;

(b) any Investment in cash or Cash Equivalents;

(c) any Investment by the Borrower or any Restricted Subsidiary in a Person, if as a result of such Investment:

(i) such Person becomes a Restricted Subsidiary; or

(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary;

(d) any Investment made as a result of the receipt of non-cash consideration from (i) an Asset Sale that was made pursuant to and in compliance with the covenant described above under Section 7.09 or (ii) a disposition of properties or assets that does not constitute an Asset Sale;

(e) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Borrower;

(f) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Borrower or any of the Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments obtained in exchange for any such Investments;

(g) Investments represented by Hedging Obligations permitted by clause (f) of the definition of “Permitted Debt”;

(h) any guarantee of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary permitted to be incurred under this Agreement;

(i) Investments that are in existence on the Effective Date, and any extension, modification or renewal thereof, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Effective Date);

(j) Investments acquired after the Effective Date as a result of the acquisition by the Borrower or any Restricted Subsidiary of another Person, including by way of a merger, amalgamation or consolidation, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(k) loans or advances referred to in Section 7.12(c)(v);

(l) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries; and

(m) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (m) that are at the time outstanding, not to exceed the greater of (i) $100,000,000 and (ii) 2.5% of Consolidated Net Tangible Assets.

“Permitted Jurisdiction” shall mean:

(i) with respect to the Borrower, any of Luxembourg, the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Hong Kong, the United Kingdom, Malta, and any other jurisdiction acceptable to the Administrative Agent and the Required Lenders; and

(ii) with respect to any Restricted Subsidiary, any of Luxembourg, the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic Panama of, the Commonwealth of Bermuda, the British Virgin Islands, Gibraltar, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, the Netherlands,

Malta, any member state of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping and offshore drilling industries, as determined in good faith by the Board of Directors of the Borrower.

“Permitted Liens” shall mean:

(a) Liens on assets of the Borrower or any of the Restricted Subsidiaries securing obligations with respect to Indebtedness Incurred (or deemed Incurred pursuant to the definition of “Existing Indebtedness”) pursuant to clauses (a) or (b) of the definition of “Permitted Debt;

(b) Liens in favor of the Borrower or any Subsidiary Guarantor or, if granted by any Person other than the Borrower or any Subsidiary Guarantor, Liens in favor of any other Restricted Subsidiary;

(c) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with the Borrower or any Restricted Subsidiary; provided that such Liens were in existence prior to such merger, amalgamation or consolidation, were not incurred in contemplation thereof and do not extend to any assets other than those of the Person merged into or amalgamated or consolidated with the Borrower or any Restricted Subsidiary;

(d) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Borrower or any Restricted Subsidiary; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

(e) Liens to secure the performance of statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens on cash or Cash Equivalents to secure letters of credit, bank guarantees and similar instruments issued in support of such obligations); provided that, in the case of any such Liens on assets of any Subsidiary Guarantor, such Liens shall extend solely to cash and/or Cash Equivalents of such Subsidiary Guarantor;

(f) Liens existing on the Issue Date (other than Liens referred to in clause (a) of this definition);

(g) Liens for taxes, assessments or governmental charges or claims (i) that are not yet delinquent or (ii) that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(h) Liens imposed by law, such as suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business, for amounts (i) not more than thirty (30) days past due or (ii) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(i) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the applicable Person;

(j) Liens on the Collateral securing the Obligations or the Subsidiaries Guarantees and any Permitted Refinancing Indebtedness in respect thereof;

(k) Liens to secure Indebtedness permitted to be Incurred under this Agreement to refinance any Indebtedness secured by Liens permitted to exist pursuant to clauses (c), (d), (f) or this clause (k) of this definition (or Liens that otherwise replace Liens referred to in such clauses); provided, however, that:

(i) the new Lien is limited to all or part of the same property and assets covered by the initial Lien (plus improvements and accessions to such property, or proceeds or distributions thereof) or any related after-acquired property that, pursuant to any after-acquired property clauses in written agreements pursuant to which the original Lien arose, is required to be pledged to secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(ii) the Indebtedness or other obligation secured by the new Lien is not increased to any amount greater than the sum of (1) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness or obligation and (2) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(l) Liens arising by reason of any judgment, attachment, decree or order of any court or other governmental authority not giving rise to an Event of Default that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(m) Liens securing cash management obligations owing to a bank and rights of setoff in favor of a bank, imposed by law or granted in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(n) Liens to secure Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(o) Liens incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary arising from Rig chartering, drydocking, maintenance, repair, refurbishment, the furnishing of supplies and bunkers to Rigs or masters’, officers’ or crews’ wages and maritime Liens, in the case of each of the foregoing, which were not Incurred or created to secure the payment of Indebtedness;

(p) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers of the Borrower and the Restricted Subsidiaries in the ordinary course of business;

(q) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business;

(r) Liens representing the interest in title of a lessor;

(s) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness (so long as such defeasance, discharge or redemption is permitted pursuant to Section 7.10 or Liens arising under the 2013 Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred hereunder, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

(t) Liens securing Indebtedness or other obligations of the Borrower or any of the Restricted Subsidiaries, the aggregate principal amount of which obligations or Indebtedness do not exceed at any one time outstanding the greater of (i) $100,000,000 and (ii) 2.5% of Consolidated Net Tangible Assets determined at the time of incurrence.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness of the Borrower or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, other Indebtedness of the Borrower or any of the Restricted Subsidiaries (other than intercompany Indebtedness) (the “Refinanced Indebtedness”); provided that:

(a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Refinanced Indebtedness (plus all accrued interest on the Refinanced Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(b) such Permitted Refinancing Indebtedness has a final maturity date that is either no earlier than the final maturity date of the Refinanced Indebtedness, or more than 90 days after the Initial Maturity Date, and has a Weighted Average Life to Maturity that is (i) equal to or greater than the Weighted Average Life to Maturity of, the Refinanced Indebtedness or (i) more than 90 days after the Initial Maturity Date;

(c) if the Refinanced Indebtedness is (i) subordinated in right of payment to the Obligations, then such Permitted Refinancing Indebtedness is subordinated in right of payment to the Obligations, or (ii) pari passu in right of payment to the Obligations, then such Permitted Refinancing Indebtedness is subordinated or pari passu in right of payment to the Obligations, in the case of each of (i) and (ii), on terms at least as favorable to the Lenders as those contained in the documentation governing the Refinanced Indebtedness; and

(d) if the Borrower or a Subsidiary Guarantor is the issuer of, or otherwise an obligor in respect of the Refinanced Indebtedness, such Permitted Refinancing Indebtedness is not Incurred by any Restricted Subsidiary that is not the Borrower or a Subsidiary Guarantor.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or Governmental Authority.

“PIDWAL” shall mean Pacific International Drilling West Africa Limited, a company organized and existing under the laws of the Federal Republic of Nigeria.

“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA, excluding any pension plan that is not subject to Titles I or IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of) the Borrower or a Subsidiary of the Borrower or any ERISA Affiliate, and each such plan for the five-year period immediately following the latest date on which the Borrower, or a Subsidiary of the Borrower or any ERISA Affiliate maintained, contributed to or had an obligation to contribute to such plan.

“Platform” shall have the meaning provided in Section 10.03(d)(i).

“Pledge Agreement” shall mean, collectively, the U.S. Pledge Agreement, each Foreign Pledge Agreement and any other pledge agreement executed and delivered by any Loan Party pursuant to the definition of “Collateral and Guaranty Requirements” or Section 7.07.

“Pledge Agreement Collateral” shall mean, collectively, all “Pledged Collateral”, “Pledged Assets” or an equivalent term, as applicable, as defined in each Pledge Agreement.

“Pledged Securities” shall mean “Pledged Shares”, “Shares” or an equivalent term, as applicable, as defined in the applicable Pledge Agreement.

“Preferred Stock” as applied to the Capital Stock of any Person, shall mean Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Prime Rate” shall mean the rate which the Administrative Agent announces from time to time as its prime lending rate, the Prime Rate to change when and as such prime lending rate changes. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

“Projections” shall mean the detailed projected consolidated financial statements of the Borrower and its consolidated Subsidiaries for the four fiscal years ending after the Effective Date, which projections shall (a) reflect the forecasted consolidated financial condition of the Borrower and its consolidated Subsidiaries after giving effect to the financing hereof, and (b) be prepared and approved by an Authorized Representative of the Borrower.

“Pro Rata Share” shall have the meaning provided in Section 4.08(b).

“Purchase Offer” shall have the meaning provided in Section 2.13(a).

“QPIL” shall mean Quantum Pacific International Limited, a British Virgin Islands corporation.

“Qualified Services Contract” shall mean, with respect to any Additional Vessel acquired by, or committed to be delivered to, the Borrower or any of its Restricted Subsidiaries, a bona fide contract or series of contracts, together with any amendments, supplements or modifications thereto, that the Board of Directors of the Borrower, acting in good faith, designates as a “Qualified Services Contract” pursuant to a resolution of the Board of Directors of the Borrower, which contract or contracts:

(a) are between the Borrower or one of its Restricted Subsidiaries, on the one hand, and a Person that is not an Affiliate of the Borrower and (i) such Person (or a parent of such Person) has a rating of either BBB- or higher from S&P or Baa3 or higher from Moody’s, or if such ratings are not available, then a similar investment grade rating from another nationally recognized statistical rating agency, (ii) such contract is supported by letters of credit, performance bonds or guarantees from a Person or its parent that has an investment grade rating as described in the preceding subclause (i) of this clause (a), or (iii) such contract provides for a lockbox or similar arrangements or direct payment to the Borrower or its Restricted Subsidiary, as the case may be, by a Person with (or a Person whose parent has) such an investment grade rating, for the full amount of the contracted payments due over the four-quarter reference period considered in calculating Consolidated Cash Flow;

(b) provide for services to be performed by the Borrower or one or more of its Restricted Subsidiaries involving the use of such Additional Vessel by the Borrower or one or more of its Restricted Subsidiaries, in either case for a minimum aggregate period of at least one year;

(c) provide for a fixed or minimum dayrate or fixed rate for such Additional Vessel covering all the period in (b) above; and

(d) for purposes of the covenant described under Section 7.11 provide that revenues from such Qualified Services Contract are to be received by the Borrower or any of the Restricted Subsidiaries within one (1) year of (i) delivery of the related Additional Vessel and (ii) the Incurrence of any Indebtedness pursuant to such clause.

“Quarterly Payment Date” shall mean the last Business Day of each March, June, September and December occurring after the Effective Date, commencing on June 30, 2013.

“Ready for Sea Cost” shall mean, with respect to a Rig to be acquired by the Borrower or any Restricted Subsidiary, the aggregate amount of all expenditures Incurred to acquire or construct and bring such Rig to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease.

“Real Property” of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures, including Leaseholds.

“Recipient” shall mean (a) the Administrative Agent and (b) any Lender, as applicable.

“Reference Banks” shall mean Citibank, N.A., Deutsche Bank AG New York Branch and Barclays Bank PLC.

“Refinancing” shall mean the repayment in full of the Existing PFA and the Temporary Importation Bond Facilities with the proceeds of the Senior Notes, the Term Loans and the Revolving Facility and the release and termination of all guarantees and security interests thereunder.

“Register” shall have the meaning provided in Section 10.15.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Related Assets” shall mean, with respect to any Collateral Rig, (a) proceeds of any insurance policies and contracts from time to time in force with respect to such Collateral Rig, (b) any requisition compensation payable in respect of any compulsory acquisition of such Collateral Rig, (c) any Earnings derived from the use or operation of such Collateral Rig (other than Earnings payable to a Local Content Subsidiary) and/or any account to which such Earnings are deposited, (d) any charters, operating leases, Rig purchase options and related agreements with respect to such Collateral Rig entered into, and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Rig purchase option or agreement and (e) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Collateral Rig; provided that Related Assets will not include any Excluded Property.

“Release” shall mean any disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating, into, or upon the environment, including any land or water or air.

“Relevant Business Day” shall mean, when used in connection with the creation of a Lien on any asset, any Business Day that is not a day on which banking institutions in any jurisdiction the laws of which are relevant to the creation of such Lien are authorized or required by law to close.

“Replaced Lender” shall have the meaning provided in Section 2.11.

“Replacement Lender” shall have the meaning provided in Section 2.11.

“Representative” shall have the meaning provided in Section 4.08(d).

“Required Lenders” shall mean, at any time, Lenders the sum of whose outstanding Commitments (or, after the termination thereof, outstanding principal amount of Loans) at such time represent an amount greater than 50% of the aggregate outstanding Commitments (or after the termination thereof, the aggregate outstanding principal amount of all Loans) of all Lenders at such time; provided that (i) for the avoidance of doubt, if the Borrower or any of its Subsidiaries purchases any Loans pursuant to Section 2.13, such purchased Loans shall be excluded for the purposes of making a determination of Required Lenders and (ii) the Loans and/or Commitments of any Affiliated Lender shall be excluded for purposes of making a determination of Required Lenders.

“Restricted Investment” shall mean any Investment other than a Permitted Investment.

“Restricted Payment” shall mean any of the following:

(a) any declaration or payment of any dividend or any other payment or distribution on account of Equity Interests of the Borrower or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger, consolidation or amalgamation involving the Borrower or any of the Restricted Subsidiaries) or to the direct or indirect holders of the Borrower’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Borrower and other than dividends or distributions payable to the Borrower or any other Restricted Subsidiary);

(b) any purchase, repurchase, redemption, retirement or other acquisition for value (including, without limitation, in connection with any merger, consolidation or amalgamation involving the Borrower) of any Equity Interests of the Borrower held by any Person (other than any such Equity Interests held by the Borrower or any Restricted Subsidiary) or of any Equity Interests of any Restricted Subsidiary held by an affiliate of the Borrower (other than Equity Interests held by the Borrower or any Restricted Subsidiary) (in each case other than in exchange for Equity Interests of the Borrower that do not constitute Disqualified Stock);

(c) any principal payment on or with respect to, or purchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Borrower or any Subsidiary Guarantor that is contractually subordinated to the Loans or to any Subsidiary Guaranty (excluding any intercompany Indebtedness between or among the Borrower and any of the Restricted Subsidiaries), except the purchase, redemption, defeasance, repurchase or other acquisition of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, repurchase, redemption, defeasance or acquisition, and the payment of principal of such Indebtedness at the Stated Maturity thereof; or

(d) any Restricted Investment.

“Restricted Subsidiary” shall mean all Subsidiaries of the Borrower other than Unrestricted Subsidiaries.

“Returns” shall have the meaning provided in Section 6.09.

“Revolving Credit Agent” shall mean Citibank, N.A., in its capacity as administrative agent under the Revolving Credit Agreement, together with its successors and permitted assigns.

“Revolving Credit Agreement” shall mean the Credit Agreement, dated as of June 3, 2013, among the Borrower, the lenders party hereto from time to time, the Revolving Credit Agent and Citibank, N.A. as initial issuing lender, as amended, restated, modified, renewed, refunded, replaced or refinanced, from time to time, including to increase the amount permitted to be borrowed thereunder or to add or change agents or lenders.

“Revolving Credit Obligations” shall mean, collectively, (a) the Obligations (as defined in the Revolving Credit Agreement) of the Borrower and the Subsidiary Guarantors under the Credit Agreement Documents, in an aggregate principal amount for all such Obligations not to exceed $600,000,000 (excluding from such cap any increases in the amount of Obligations resulting from fluctuations in exchange rates, it being understood that the principal amount of Revolving Credit Obligations may exceed $600,000,000 as a result of the issuance of letters of credit in foreign currencies, and that such incremental amount shall constitute Revolving Credit Obligations), plus interest and all fees, costs, charges and expenses, including legal fees and expenses to the extent authorized under the Credit Agreement Documents, in each case whether accrued or incurred before or after the commencement of an Insolvency or Liquidation Proceeding, and whether or not allowed or allowable in an Insolvency or Liquidation Proceeding, and (b) the Other Obligations (as defined in the Revolving Credit Agreement).

“Revolving Facility” shall mean a revolving loan or revolving loans made and any letters of credit extended to the Borrower under the Revolving Credit Agreement.

“Rig” shall mean, collectively, offshore drilling rigs, including, semisubmersibles, drillships, jack-ups, semisubmersible tender assist vessels and submersible rigs, owned by the Borrower and/or any Subsidiary of the Borrower, and, individually, any of such rigs.

“Rig Value” shall mean, with respect to each Rig, the aggregate contract price for the acquisition or construction of such Rig, in each case together with all related spares, equipment and any additions or improvements thereto (or the acquisition of the Capital Stock of any Person owning such Rig), as applicable, plus any Ready for Sea Cost with respect to such Rig.

“S&P” shall mean Standard & Poor’s Ratings Services.

“Sale and Lease-Back Transaction” shall mean an arrangement relating to property now owned or hereafter acquired whereby the Borrower or a Restricted Subsidiary transfers such property to a Person and leases it from such Person.

“Screen Rate” shall have the meaning specified in the definition of Eurodollar Rate.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Secured Obligations” shall mean (a) the Obligations, (b) any and all sums advanced by the Pari Passu Collateral Agent or the Administrative Agent in order to preserve the Collateral or preserve its security interest in the Collateral and (c) in the event of any proceeding for the collection or enforcement of any indebtedness, obligations or liabilities of the Loan Parties referred to in clause (a) above, after an Event of Default shall have occurred and be continuing, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Pari Passu Collateral Agent of its rights hereunder or under any Security Document, together with reasonable attorneys’ fees and court costs.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Agreement Collateral” shall mean, collectively, all “Collateral” as defined in each U.S. Security Agreement.

“Security Documents” shall mean the Intercreditor Agreement, each Pledge Agreement, each U.S. Security Agreement, each Assignment of Insurance Proceeds, each Assignment of Earnings, each Assignment of Management Agreement, each Assignment of Internal Charter, each Collateral Rig Mortgage, each control agreement and other security document required to be delivered pursuant to the definition of “Collateral and Guaranty Requirements” and each additional security document delivered pursuant to Section 7.07.

“Senior Notes” shall mean the Borrower’s 5.375% senior secured notes due 2020, issued under the 2013 Indenture.

“Specified Existing Loan Class” shall have the meaning provided in Section 2.14(a).

“SSCF” shall mean that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as borrowers, the Borrower, as guarantor, and the arrangers, lenders and agents named therein, including any related notes, guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors and including with additional or different lenders) in whole or in part from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the U.S. Securities Act, as such Regulation is in effect on the Effective Date, provided, however, that notwithstanding anything to the contrary in this Agreement, each Collateral Vessel-Owning Subsidiary shall be a Significant Subsidiary at all times.

“Stated Maturity” shall mean, with respect to any installment of interest or principal on any item or series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Effective Date or, if such item or series is Incurred after the Effective Date, the date such item or series is Incurred.

“Subsidiaries Guaranty” shall mean and include the U.S. Subsidiary Guaranty, each Foreign Subsidiary Guaranty and any other guaranty executed and delivered by any Subsidiary Guarantor pursuant to the definition of “Collateral and Guaranty Requirements” or any of Section 7.07.

“Subsidiary” shall mean, with respect to any specified Person:

(a) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b) any partnership of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” shall mean (a) each Collateral Vessel-Owning Subsidiary, (b) each Subsidiary (other than Unrestricted Subsidiaries, Inactive Subsidiaries and such Subsidiaries by which a guaranty would be prohibited by applicable law, for so long as such prohibition is in effect) of the Collateral Vessel-Owning Subsidiaries that is required to become a party to a Subsidiary Guaranty pursuant to the definition of “Collateral and Guaranty Requirements” or Section 7.07, (c) each Equity-Owning Subsidiary and (d) each Internal Charterer.

“Successor Borrower” shall have the meaning provided in Section 7.09(a)(i).

“Successor Guarantor” shall have the meaning provided in Section 7.09(b).

“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Temporary Importation Bond Facilities” shall mean, (a) the Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Scirocco Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific

Drilling S.A. and the arrangers, lenders and agents named therein and (b) the Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Bora Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein.

“Term Loan Commitments” shall mean, for each Lender, the amount set forth opposite such Lender’s name in Annex I directly below the column entitled “Commitment”.

“Term Loan Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the Term Loan Commitment of such Lender and the denominator of which is the Term Loan Commitments of all of the Lenders at such time, provided that if the Percentage of any Lender is to be determined after the Term Loan Commitments have been terminated, then the Percentage of such Lender shall be determined immediately prior (and without giving effect) to such termination.

“Term Loan Repayment Amount” shall have the meaning provided in Section 4.05(a).

“Term Loans” shall have the meaning provided in Section 2.01.

“Transaction” shall mean, collectively, (a) the consummation of the Refinancing, (b) the entering into of the Loan Documents and (c) the payment of fees and expenses in connection with the foregoing.

“Trustee” shall mean Deutsche Bank Trust Company Americas, in its capacity as trustee under the 2013 Indenture, together with its successors and assigns in such capacity.

“Type” shall mean a Base Rate Loan or a Eurodollar Rate Loan.

“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unrestricted Subsidiary” shall mean (a) any Subsidiary of the Borrower which at the time of determination is an Unrestricted Subsidiary (as designated by the Borrower pursuant to Section 7.15); and (b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“U.S. Security Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“U.S. Subsidiary Guaranty” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Voting Stock” of any specified Person as of any date shall mean the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Withholding Agent” shall mean any Loan Party and the Administrative Agent.

1.02 Terms Generally; Accounting Terms; GAAP

(a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto

(b) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after the Effective Date or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Accounting Standards Codification 825-10-25 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of its Subsidiaries at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.

(c) The words “include,” “includes” and “including” as used herein shall be deemed to be followed by the phrase, “without limitation.”

(d) The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(f) Unless otherwise expressly provided herein, (a) references to formation documents, governing documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent refinancings, replacements, amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) references to any law, statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law, statute or regulation.

SECTION 2. Amount and Terms of Term Loans.

2.01 The Loans.

(a) Subject to the terms and conditions set forth herein, each Lender severally agrees to make a loan (each, a “Term Loan” and collectively, the “Term Loans”) to the Borrower on the Effective Date in an aggregate principal amount equal to such Lender’s Commitment. The Borrower may make only one borrowing of Term Loans which shall consist of Term Loans made simultaneously by the Lenders on the Effective Date in accordance with their respective Percentage. The Term Loans: (i) shall be denominated in Dollars and (ii) shall bear interest in accordance with Section 2.06. Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.

(b) Notwithstanding anything to the contrary contained herein (and without affecting any other provision hereof), if a Lender elects pursuant to Section 3.01(b) to have an original issue discount apply to its Term Loans, the funded portion of the Term Loan to be made on the Effective Date by such Lender (i.e., the amount advanced by such Lender to the Borrower on the Effective Date) shall be equal to 99.50% of the principal amount of such Term Loan (it being agreed that the full principal amount of each such Term Loan will be deemed outstanding on the Effective Date and the Borrower shall be obligated to repay 100% of the principal amount of each such Term Loan as provided hereunder)

2.02 Notice of Borrowing.

(a) When the Borrower desires to incur the Loans hereunder, an Authorized Representative of the Borrower shall give the Administrative Agent at the Notice Office (i) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each Term Loan to be incurred hereunder, provided that such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York time) on such day. Such written notice or written confirmation of telephonic notice (a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.08, shall be irrevocable and shall be given in writing by the Borrower in the form of Exhibit K, appropriately completed to specify (i) the aggregate principal amount of the Loans to be incurred pursuant to the Borrowing, (ii) the date of the Borrowing (which shall be a Business Day and the Effective Date), (iii) the Type of Loans

comprising the Borrowing, (iv) in the case of Eurodollar Rate Loans, the initial Interest Period to be applicable to such Eurodollar Rate Loans, and (v) to which account the proceeds of such Loans are to be deposited. The Administrative Agent shall promptly give each Lender notice of the Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing. If the Borrower fails to specify a Type of Loan in the Notice of Borrowing, then the Loans shall be made as Base Rate Loans.

(b) Without in any way limiting the obligation of the Borrower to confirm in writing any telephonic notice of any Borrowing or prepayment of Loans, the Administrative Agent may act without liability upon the basis of telephonic notice of the Borrowing or a prepayment, as the case may be, believed by the Administrative Agent in good faith to be from an Authorized Representative of the Borrower prior to receipt of written confirmation. In each such case, the Borrower hereby waives the right to dispute the Administrative Agent’s record of the terms of such telephonic notice of the Borrowing or prepayment of Loans, as the case may be, absent manifest error.

2.03 Disbursement of Funds. No later than 11:00 a.m. (New York time) on the date specified in the Notice of Borrowing, each Lender will make available its Percentage of the Borrowing. All such amounts will be made available in Dollars and in immediately available funds at the Payment Office and the Administrative Agent will make available to the Borrower (prior to 1:00 p.m. (New York time) on the Effective Date to the extent of funds actually received by the Administrative Agent prior to 11:00 a.m. (New York time) on such day) at the Payment Office, in the account specified in the Notice of Borrowing, the aggregate of the amounts so made available by the Lenders. Unless the Administrative Agent shall have been notified by any Lender prior to the date of the Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of the Borrowing, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on the date of the Borrowing and the Administrative Agent may in its sole discretion (but shall not, for the avoidance of doubt, be obligated to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and such amount is advanced to the Borrower by the Administrative Agent, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Loans for each day thereafter and (ii) if recovered from the Borrower, the rate of interest applicable to the Borrowing, as determined pursuant to Section 2.06. Nothing in this Section 2.03 shall be deemed to relieve any Lender from its obligation to make Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.

2.04 Notes. (a) The Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 10.15 and shall, if requested by such Lender as provided below, also be evidenced by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit L, with blanks appropriately completed in conformity herewith (each a “Note” and, collectively, the “Notes”).

(b) The Note issued to each Lender that has made a Loan shall (i) be executed by the Borrower, (ii) be payable to such Lender or its registered assigns and be dated the Effective Date, (iii) be in a stated principal amount equal to the Loan made by such Lender and be payable in the outstanding principal amount of the Loan evidenced thereby, (iv) mature on the Maturity Date or Incremental Maturity Date, as applicable, (v) bear interest as provided in Section 2.06, (vi) be subject to voluntary prepayment and mandatory repayment as provided in Sections 4.01 and 4.02 and (vii) be entitled to the benefits of this Agreement and the other Loan Documents.

(c) Each Lender will note on its internal records the amount of the Loan made by it and each payment in respect thereof and, prior to the surrender of a Note pursuant to Section 10.15, will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby. Failure to make any such notation or any error in such notation or endorsement shall not affect the Borrower’s obligations in respect of such Loans.

(d) Notwithstanding anything to the contrary contained above in this Section 2.04 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request or obtain a Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Loan Documents. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in preceding clause (c). At any time when any Lender requests the delivery of a Note to evidence any of its Loans, the Borrower shall (at its expense) promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans.

2.05 Pro Rata Borrowings. The Borrowings of Loans under this Agreement shall be incurred from the Lenders pro rata on the basis of their Commitments. It is understood that no Lender shall be responsible for any default by any other Lender of its obligation to make a Loan hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Loans hereunder.

2.06 Interest.

(a) The Borrower agrees to pay interest in respect of the unpaid principal amount of each Loan from the date of Borrowing thereof until such principal amount shall be paid in full, at the following rates per annum:

(i) Base Rate Loans. During such periods as such Loan is a Base Rate Loan, a rate per annum equal at all times to the sum of (x) the Base Rate in effect from time to time plus (y) the Applicable Margin in effect from time to time, payable in arrears quarterly on each Quarterly Payment Date, on the date such Base Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(ii) Eurodollar Rate Loans. During such periods as such Loan is a Eurodollar Rate Loan, a rate per annum equal at all times during each Interest Period for such Loan to the sum of (1) the Eurodollar Rate for such Interest Period for such Loan plus (2) the Applicable Margin in effect from time to time, payable in arrears on the last day of such Interest Period and, if such Interest Period has a duration of more than three (3) months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period, on the date such Eurodollar Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(b) Upon the occurrence and during the continuance of an Event of Default, the Borrower shall pay interest (“Default Interest”) on (i) the overdue outstanding principal amount of each Loan, payable in arrears on the dates referred to in clause (i) or (ii) of Section 2.06(a), as applicable, and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Loan pursuant to clause (i) or (ii) of Section 2.06(a), as applicable and (ii) to the fullest extent permitted by applicable law, the amount of any overdue interest, fee or other amount payable under this Agreement or any other Loan Document to any Agent or any Lender Party that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Base Rate Loans pursuant to clause (i) of Section 2.06(a).

(c) Promptly after receipt of the Notice of Borrowing pursuant to Section 2.02, a notice of Conversion pursuant to Section 2.07 or a notice of selection of an Interest Period pursuant to the definition thereof, the Administrative Agent shall give notice to the Borrower and each Lender of the applicable Interest Period and the applicable interest rate determined by the Administrative Agent for purposes of clause (i) or (ii) of Section 2.06(a), and the applicable rate, if any, furnished by each Reference Bank for the purpose of determining the applicable interest rate under clause (a)(ii) above. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

(d) (i) Each Reference Bank agrees to furnish to the Administrative Agent timely information for the purpose of determining each Eurodollar Rate. If any one (1) or more of the Reference Banks shall not furnish such timely information to the Administrative Agent for the purpose of determining any such interest rate, the Administrative Agent shall determine such interest rate on the basis of timely information furnished by the remaining Reference Banks.

(ii) If fewer than two Reference Banks are able to furnish timely information to the Administrative Agent for determining the Eurodollar Rate for any Eurodollar Rate Loans,

(1) the Administrative Agent shall forthwith notify the Borrower and the Lenders that the interest rate cannot be determined for such Eurodollar Rate Loans,

(2) each such Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan (or if such Loan is then a Base Rate Loan, will continue as a Base Rate Loan), and

(3) the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

2.07 Conversion of Loans.

(a) Optional. The Borrower may on any Business Day, upon notice given to the Administrative Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.06 and 2.08, Convert all or any portion of the Loans of one Type comprising the same Borrowing into Loans of the other Type; provided, however, that any Conversion of Eurodollar Rate Loans into Base Rate Loans shall be made only on the last day of an Interest Period for such Eurodollar Rate Loans, any Conversion of Base Rate Loans into Eurodollar Rate Loans shall be in an amount not less than (i) with respect to Eurodollar Rate Loans, $5,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) with respect to Base Rate Loans, $500,000 or an integral multiple of $100,000 in excess thereof, no Conversion of any Loans shall result in more separate Borrowings than permitted under Section 2.01 or 2.12, as applicable, and each Conversion of Loans comprising part of the same Borrowing shall be made ratably among the Lenders in accordance with their Commitments. Each such notice of Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the identity, amount and Class of the Loans to be Converted and (iii) if such Conversion is into Eurodollar Rate Loans, the duration of the initial Interest Period for such Loans. Each notice of Conversion shall be irrevocable and binding on the Borrower.

(b) Mandatory. (i) If the Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Loans in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Administrative Agent will forthwith so notify the Borrower and the Lenders, whereupon each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan.

(ii) Upon the occurrence and during the continuance of any Event of Default, (in the case of an Event of Default under Sections 8.01 and 8.08, automatically, and in the case of any other Event of Default, upon the request of the Required Lenders), (1) each Eurodollar Rate Loan will on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (2) the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended.

2.08 Increased Costs, Illegality, Market Disruption, etc. (a) (i) In the event that any Recipient shall have determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) at any time, that such Recipient shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Loan because of, without duplication, the introduction of or effectiveness of or any change since the Effective Date in any applicable law, treaty or governmental rule, regulation, order, guideline, directive or request (whether or not having the force of law) concerning capital adequacy, liquidity requirements or changes therein or otherwise or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, order, guideline or request, such as, for example, but not limited to: (1) any such introduction, effectiveness or change subjecting any Recipient to any Tax, duty or other charge with respect to any Loan or Notes, Commitment, or deposits, reserves, other liabilities or capital attributable thereto or its obligation to make such Loan or a change in the basis of taxation of payment to any Recipient of the principal of or interest on the Loans or the Notes or any other amounts payable hereunder (other than any change in the rate or basis of taxation of any Excluded Tax), but without duplication of any amounts payable in respect of Taxes or Indemnified Taxes pursuant to Section 4.07, (2) a change in official reserve requirements but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the Eurodollar Rate or (3) a change that will have the effect of increasing the amount of capital adequacy or liquidity required or requested by an applicable governmental regulatory authority to be maintained by such Lender, or any corporation controlling such Lender, based on the existence of such Lender’s Commitments or Loans made hereunder or its obligations hereunder,

(ii) at any time, that the making or continuance of any Eurodollar Rate Loan has been made unlawful by any law or governmental rule, regulation or order or any central bank or other governmental body or authority shall assert that it is unlawful;

then, and in any such event, such Recipient shall promptly give notice (by telephone confirmed in writing) to the Borrower and, in the case of clause (ii) above, to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the Lenders). Thereafter (1) in the case of clause (i) above, the Borrower agrees (to the extent applicable), to pay to such Recipient, upon its written demand therefor, such additional amounts as shall be required to compensate such Recipient or such other corporation for the increased costs or reductions to such Recipient or such other corporation and (2) in the case of clause (ii) above, the Borrower shall take one of the actions specified in Section 2.08(b). In determining such additional amounts, each Recipient will act reasonably and in good faith and will use averaging and attribution methods which are reasonable; provided that such Recipient’s determination of compensation owing under this Section 2.08(a) shall, absent manifest error be final and conclusive and binding on all the parties hereto. Each Recipient, upon determining that any additional amounts will be payable pursuant to this Section 2.08(a), will give prompt written notice thereof to the Borrower, which notice shall show in reasonable detail the basis for the calculation of such additional amounts. . In the case of the circumstances described in Section 2.08(a)(ii), the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lender has determined that the circumstances causing such suspension no longer exist.

(b) At any time that any Loan is affected by the circumstances described in Section 2.08(a)(i) or (ii), the Borrower may (and in the case of a Loan affected by the circumstances described in Section 2.08(a)(ii) shall) either (i) if the affected Loan is then being made initially, cancel the Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date or the next Business Day that the Borrower was notified by the affected Lender or the Administrative Agent pursuant to Section 2.8(a)(i) or (ii) or (ii) if the affected Loan is then outstanding, upon at least three Business Days’ written notice to the Administrative Agent, in the case of any Loan, repay the Borrowing (within the time period required by the applicable law or governmental rule, governmental regulation or governmental order) in full in accordance with the applicable requirements of Section 4.02; provided that prior to such repayment, in the case of any Eurodollar Rate Loan that is affected by the circumstances described in Section 2.08(a)(ii), such Loans will automatically, upon delivery of such notice, Convert into a Base Rate Loan; provided, further, that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.08(b).

(c) If a Market Disruption Event occurs in relation to a Eurodollar Rate Loan for any Interest Period, then the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (ii) the obligation of the Lenders to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lenders have determined that the circumstances causing such suspension no longer exist.

(d) If any Reference Bank ceases to be a Lender under this Agreement, (i) it shall cease to be a Reference Bank and (ii) the Administrative Agent shall, with the approval (which shall not be unreasonably withheld) of the Borrower, nominate as soon as reasonably practicable another Lender to be a Reference Bank in place of such Reference Bank.

(e) Notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a change after the Effective Date in an applicable law or governmental rule, regulation or order, regardless of the date enacted, adopted, issued or implemented for all purposes under or in connection with this Agreement (including this Section 2.08).

2.09 Compensation. The Borrower agrees to compensate each Lender, upon its written request (which request shall set forth in reasonable detail the basis for requesting such compensation), for all reasonable losses, expenses and liabilities (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund its Eurodollar Rate Loans but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or the Administrative Agent) a Eurodollar Rate Borrowing does not occur on a date specified therefor in the applicable Notice of Borrowing (whether or not withdrawn by the Borrower or deemed withdrawn pursuant to Section 2.08(a)); (ii) if any prepayment or repayment (including any prepayment or repayment made pursuant to Section 2.08(a), Section 4.01, Section 4.02 or as a result of an acceleration of the Loans pursuant to Section 8) or assignment of any of its Eurodollar Rate Loans pursuant to Section 2.11, occurs on a date which is not the last day of an Interest Period with respect thereto; (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by the Borrower; or (iv) as a consequence of any other default by the Borrower to repay Eurodollar Rate Loans or make payment on any Note held by such Lender when required by the terms of this Agreement.

2.10 Change of Lending Office; Limitation on Additional Amounts. Each Lender agrees that upon the occurrence of any event giving rise to the operation of Section 2.08(a), 2.08(b) or Section 4.07(b) or (d) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.10 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.08 and 4.07.

2.11 Replacement of Lenders. (x) If any Lender defaults in its obligations to make Loans, (i) upon the occurrence of any event giving rise to the operation of Section 2.08(a) or Section 4.07(b) or (d) with respect to any Lender which results in such Lender charging to the Borrower increased costs in excess of those being generally charged by the other Lenders, or (ii) as provided in Section 10.12(b) in the case of certain refusals by a Lender to consent to certain proposed changes, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders, the Borrower shall have the right, if no Default or Event of Default then exists (or, in the case of preceding clause (ii), will exist immediately after giving effect to the respective replacement), to replace such Lender (the “Replaced Lender”) with one or more other Eligible Transferee or Eligible Transferees (collectively, the “Replacement Lender”) and each of whom shall be required to be reasonably acceptable to the Administrative Agent if such replacement would (in the case of the preceding clause (i)) result in a reduction of the increased costs charged to the Borrower, provided that:

(i) at the time of any replacement pursuant to this Section 2.11, the Replacement Lender shall enter into one or more Assignment and Assumption Agreements pursuant to Section 10.04(b) (and with all fees payable pursuant to said Section 10.04(b) to be paid by the Replacement Lender) pursuant to which the Replacement Lender shall acquire all of the Commitments and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to an amount equal to the principal of, and all accrued and unpaid interest on, all outstanding Loans of the Replaced Lender with respect to which such Replaced Lender is being replaced;

(ii) all obligations of the Borrower due and owing to the Replaced Lender at such time (other than those specifically described in clause (i) above in respect of which the assignment purchase price has been, or is concurrently being, paid) shall be paid in full to such Replaced Lender concurrently with such replacement.

Upon the execution of the respective Assignment and Assumption Agreement, the payment of amounts referred to in clauses (i) and (ii) above and, if so requested by the Replacement Lender, delivery to the Replacement Lender of the appropriate Note or Notes executed by the Borrower, the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.08, 2.07, 4.07, 9.06 and 10.01), which shall survive as to such Replaced Lender.

2.12 Incremental Commitments.

(a) The Borrower may on one or more occasions, by written notice to the Administrative Agent, request Incremental Commitments from one or more Incremental Lenders, which may include any existing Lender; provided that (i) each Incremental Lender shall be subject to the approval of the Administrative Agent (which approval shall not be unreasonably withheld or delayed) and (ii) the aggregate amount of Incremental Commitments shall not exceed the Incremental Commitment Amount. Such notice shall set forth (i) the amount of the Incremental Commitments being requested (which shall not exceed the then-current Incremental Commitment Amount and shall be in minimum increments of $5,000,000 and a minimum amount of $20,000,000 or equal to the remaining Incremental Commitment Amount) and (ii) the date on which such Incremental Commitments are requested to become effective (which shall not be less than ten Business Days nor more than 60 days after the date of such notice (which time periods for notice may be modified or waived at the discretion of the Administrative Agent)). Each Class of Incremental Commitments established under this Section 2.12 is referred to herein as “Other Term Loans” and will rank pari passu in right of payment with the Loans and will benefit equally and ratably from the Liens under the Security Documents. Each Class of Other Term Loans will be on the terms and subject to the conditions reasonably satisfactory to the Administrative Agent.

(b) The Borrower and each Incremental Lender shall execute and deliver to the Administrative Agent an Incremental Assumption Agreement and such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental Commitment of such Incremental Lender. Each Incremental Assumption Agreement shall specify the terms of the Other Term Loans to be made thereunder; provided that, without the prior written consent of Lenders holding a majority of the principal amount of the outstanding Loans, (i) the final maturity date of any Other Term Loans shall be no earlier than the Maturity Date and (ii) if the interest rate spread applicable to any Other Term Loans (which, for this purpose, shall be deemed to include all upfront or similar fees or original issues discount, but excluding any underwriting, arrangement, structuring or other fees payable in connection therewith that are not generally shared with the Lenders (collectively, “Upfront Payments”), in each case, paid to the Incremental Lenders in respect of such Other Term Loans) exceeds the interest rate spread applicable to the Term Loans (taking into account the Upfront Payments paid to the Lenders in respect of the establishment of the Term Loans) by more than 0.50%, then the interest rate spread applicable to the Term Loans shall be increased so that it equals (after taking into account Upfront Payments made in respect of the establishment of the Term Loans) the interest rate spread applicable to the Other Term Loans. For purposes of the foregoing, any original issue discount associated with the Term Loans or any Other Term Loans will be converted to an interest rate spread equivalent by dividing the percentage amount of such original issue discount by the lesser of (A) the Weighted Average Life to Maturity of such Loans and (B) four.

(c) (i) Each Incremental Assumption Agreement shall require the consent of only the Borrower, the Administrative Agent and the Incremental Lenders providing the applicable Other Term Loans, but, in each case, not the consents of any other Lenders. Each of the parties hereto hereby agrees that, upon the effectiveness of any Incremental Assumption Agreement, this Agreement and the other Loan Documents (other than the Intercreditor Agreement) shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Other Term Loans evidenced thereby, including the amount and final maturity thereof, any provisions relating to amortization and the interest to accrue and be payable thereon and any fees to be payable in respect thereof, and to effect such other changes (including changes to the provisions of Sections 4.08, 10.06 and 10.12, the definition of “Required Lenders” and any other provisions of any Loan Document specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights under the Loan Documents or make any determination or grant any consent under the Loan Documents) as the Borrower and the Administrative Agent shall deem necessary or advisable in connection with the establishment of such Other Term Loans. Any such deemed amendment may be memorialized in writing by the Administrative Agent with the Borrower’s consent (not to be unreasonably withheld or delayed) and furnished to the other parties hereto.

(d) Notwithstanding the foregoing, no Incremental Assumption Agreement shall become effective under this Section 2.12 unless (i) on the date of such effectiveness and after giving effect to the making of any Other Term Loans contemplated thereby the conditions set forth in paragraphs (n) and (o) of Section 5.01 shall be satisfied and (ii) the Administrative Agent shall have received legal opinions, board resolutions and other closing certificates and documentation as it shall reasonably request relating to such Other Term Loans, consistent with those delivered on the Effective Date pursuant to Section 5.01. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Incremental Assumption Agreement.

2.13 Loan Repurchases.

(a) Subject to the terms and conditions set forth or referred to below, the Borrower or any of its Subsidiaries may from time to time, at its discretion, conduct modified Dutch auctions in order to purchase outstanding Loans or Other Term Loans of one or more Classes (as determined by the Borrower) (each, a “Purchase Offer”), each such Purchase Offer to be managed by an investment bank of recognized standing selected by the Borrower that is reasonably acceptable to the Administrative Agent (in such capacity, the “Auction Manager”), so long as the following conditions are satisfied:

(i) each Purchase Offer shall be conducted in accordance with the procedures, terms and conditions set forth in this Section 2.13 and the Auction Procedures;

(ii) no Default or Event of Default shall have occurred and be continuing on the date of the delivery of each Auction Notice and at the time of purchase of any of the Loans in connection with any Purchase Offer;

(iii) the maximum principal amount (calculated on the face amount thereof) of each and all Classes of Loans or Other Term Loans that the Borrower offers to purchase in any such Purchase Offer shall be no less than $10,000,000 (unless another amount is agreed to by the Administrative Agent) (across all such Classes);

(iv) the aggregate principal amount (calculated on the face amount thereof) of all Loans or Other Term Loans of the applicable Class or Classes so purchased by the Borrower or any Subsidiary of the Borrower shall automatically be cancelled and retired by the Borrower or such Subsidiary on the settlement date of the relevant purchase (and may not be resold);

(v) no more than one (1) Purchase Offer with respect to any Class may be ongoing at any one time and no more than four (4) Purchase Offers may be made in any one year;

(vi) the Borrower represents and warrants that no Loan Party shall have any Borrower Restricted Information that (1) has not been previously disclosed in writing to the Administrative Agent and the Lenders (other than because such Lender does not wish to receive such Borrower Restricted Information) prior to such time and (2) could reasonably be expected to have a material effect upon, or otherwise be material to, a Lender’s decision to participate in the Purchase Offer; and

(vii) at the time of each purchase of any Loans or Other Term Loans through a Purchase Offer, the Borrower shall have delivered to the Auction Manager an officer’s certificate of an Authorized Representative of the Borrower certifying as to compliance with preceding clauses (ii) and (vi).

(b) The Borrower or the applicable Subsidiary of the Borrower must terminate any Purchase Offer if it fails to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of purchase of any Loans or Other Term Loans pursuant to such Purchase Offer. If the Borrower or any Subsidiary of the Borrower commences any Purchase Offer (and all relevant requirements set forth above which are required to be satisfied at the time of the commencement of such Purchase Offer have in fact been satisfied), and if at such time of commencement the Borrower or such Subsidiary reasonably believes that all required conditions set forth above which are required to be satisfied at the time of the consummation of such Purchase Offer shall be satisfied, then the Borrower or such Subsidiary shall have no liability to any Lender or Incremental Lender for any termination of such Purchase Offer as a result of its failure to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of consummation of such Purchase Offer, and any such failure shall not result in any Default or Event of Default hereunder. With respect to all purchases of Loans or Other Term Loans of any Class or Classes made by the Borrower or any Subsidiary of the Borrower pursuant to this Section 2.13, (i) the Borrower or such Subsidiary shall pay on the settlement date of each such purchase all accrued and unpaid interest (except to the extent otherwise set forth in the relevant offering documents), if any, on the purchased Loans or Other Term Loans of the applicable Class or Classes up to the settlement date of such purchase and (ii) such purchases (and the payments made by the Borrower or such Subsidiary and the cancellation of the purchased Loans or Other Term Loans, in each case in connection therewith) shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 4.01 or Section 4.02 hereof.

(c) The Administrative Agent and the Lenders hereby consent to the Purchase Offers and the other transactions effected pursuant to and in accordance with the terms of this Section 2.13 (provided that no Lender shall have an obligation to participate in any such Purchase Offer). For the avoidance of doubt, it is understood and agreed that the provisions of Sections 4.08, 10.04 and 10.06 will not apply to the purchases of Loans or Other Term Loans pursuant to Purchase Offers made pursuant to and in accordance with the provisions of this Section 2.13. The Auction Manager acting in its capacity as such hereunder shall be entitled to the benefits of the provisions of 8.03 to the same extent as if each reference therein to the “Administrative Agent” were a reference to the Auction Manager, and the Administrative Agent shall cooperate with the Auction Manager as reasonably requested by the Auction Manager in order to enable it to perform its responsibilities and duties in connection with each Purchase Offer.

2.14 Extension Offers.

(a) The Borrower may at any time and from time to time request that all or a portion of the Term Loans or Other Term Loans existing at the time of such request (each, an “Existing Loan”) be converted to extend the termination date thereof and the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of Existing Loans (any Loans which have been so extended, “Extended Loans”) and to provide for other terms consistent with this Section 2.14. Prior to entering into any Extension Amendment (as defined below) with respect to any Extended Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Existing Loans and which such request shall be offered equally to all such Lenders) (an “Extension Request”) setting forth the proposed terms of the Extended Loans to be established thereunder, which terms shall be substantially similar to those applicable to the Existing Loans from which they are to be extended (the “Specified Existing Loan Class”) except that (i) all or any of the final maturity dates of such Extended Loans may be delayed to later dates than the final maturity dates of the Existing Loans of the Specified Existing Loan Class, (ii)(1) the interest rates, interest margins, rate floors, upfront fees, funding discounts, original issue discounts and premiums with respect to the Extended Loans may be different from those for the Existing Loans of the Specified Existing Loan Class and/or (y) additional fees and/or premiums may be payable to the Lenders providing such Extended Loans in addition to or in lieu of any of the items contemplated by the preceding clause (1), (iii) the Extension Amendment may provide for other covenants and terms that apply to any period after the Latest Maturity Date for the Exisiting Loans (as in effect prior to the effectiveness of such Extension Amendment); provided that, notwithstanding anything to the contrary in this Section 2.14 or otherwise, (A) the borrowing and repayment of the Extended Loans shall be made on a pro rata basis with any borrowings and repayments of the Existing Loans of the Specified Existing Loan Class (the mechanics for which may be implemented through the applicable Extension Amendment (as defined below) and may include technical changes related to the borrowing and replacement procedures of the Specified Existing Loan Class) and (B) assignments and participations of Extended Loans shall be governed by the assignment and participation provisions set forth in Section 10.04. No Lender shall have any obligation to agree to have any of its Loans converted into Extended Loans pursuant to any Extension Request. Any Extended Loans shall constitute a separate class of Loans from Existing Loans of the Specified Existing Loan Class and from any other Existing Loans.

(b) The Borrower shall provide the applicable Extension Request at least five (5) Business Days (or such shorter period as the Administrative Agent may determine in its reasonable discretion) prior to the date on which Lenders holding Existing Loans are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably, to accomplish the purpose of this Section 2.14. Any Lender (an “Extending Lender”) wishing to have all or a portion of its Loans (or any earlier Extended Loans) subject to such Extension Request converted into Extended Loans shall notify the Administrative Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Loans (and/or any earlier Extended Loans) which it has elected to convert into Extended Loans. In the event that the aggregate amount of Loans (and any earlier Extended Loans) subject to Extension Elections exceeds the amount of Extended Loans requested pursuant to the Extension Request, Loans and (and any earlier Extended Loans) subject to Extension Elections shall be converted to Extended Loans on a pro rata basis based on the amount of Loans (and any earlier Extended Loans) included in each such Extension Election or as may be otherwise agreed to in the applicable Extension Amendment.

(c) Extended Loans shall be established pursuant to an amendment (an “Extension Amendment”) to this Agreement (which, notwithstanding anything to the contrary set forth in Section 10.12, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Loans established thereby) executed by the Loan Parties, the Administrative Agent and the Extending Lenders. It is understood and agreed that each Lender hereunder has consented, and shall at the effective time thereof be deemed to consent to each amendment to this Agreement and the other Loan Documents authorized by this Section 2.14 and the arrangements described above in connection therewith. Notwithstanding anything to the contrary in this Section 2.14(c) and without limiting the generality or applicability of Section 10.12 to any Section 2.14 Additional Amendments (as defined below), any Extension Amendment may provide for additional terms and/or additional amendments other than those referred to or contemplated above (any such additional amendment, a “Section 2.14 Additional Amendment”) to this Agreement and the other Loan Documents; provided that such Section 2.14 Additional Amendments are within the requirements of Section 2.14(a) and do not become effective prior to the time that such Section 2.14 Additional Amendments have been consented to (including, without limitation, pursuant to consents applicable to holders of any Extended Loans provided for in any Extension Amendment) by such of the Lenders, Loan Parties and other parties (if any) as may be required in order for such Section 2.14 Additional Amendments to become effective in accordance with Section 10.12.

(d) Notwithstanding anything to the contrary contained in this Agreement, (i) on any date on which any class of Existing Loans is converted to extend the related scheduled maturity date(s) in accordance with paragraph (a) above (an “Extension Date”), in the case of the Existing Loans of each Extending Lender under any Specified Existing Loan Class, the aggregate principal amount of such Existing Loans shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Loans so converted by such Lender on such date, and such Extended Loans shall be established as a separate class of Loans from the Specified Existing Loan Class and from any other Existing Loans (together with any other Extended Loans so established on such date) and (ii) if, on any Extension Date, any Existing Loans of any Extending Lender are outstanding under the Specified Existing Loan Class, such Existing Loans (and any related participations) shall be deemed to be allocated as Extended Loans (and related participations) in the same proportion as such Extending Lender’s Specified Existing Loans to Extended Loans.

(e) No exchange of Loans pursuant to any Extension Amendment in accordance with this Section 2.14 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

2.15 Term Loan Refinancing Protection.

In the event that, prior to the first anniversary of the Effective Date, any Lender receives a Refinancing Prepayment (as defined below), then, at the time thereof, the Borrower shall pay to such Lender a prepayment premium equal to 1.0% of the amount of such Refinancing Prepayment. As used herein, with respect to any Lender, a “Refinancing Prepayment” is the principal amount of the Term Loans of such Lender that is either (a) prepaid by the Borrower substantially concurrently with the incurrence by the Borrower or any of its Subsidiaries of new loans or other Indebtedness (other than Capital Lease Obligations) (whether pursuant to Incremental Commitments or otherwise, but excluding any such incurrence of Indebtedness consummated at the time a Change in Control occurs) or (b) received by such Lender in connection with an amendment of this Agreement that would have the effect of reducing the Applicable Margin with respect to such Term Loans.

SECTION 3. Fees.

3.01 Fees.

(a) The Borrower agrees to pay the fee set forth in the Fee Letters and to pay to the Administrative Agent such fees as may be agreed to in writing from time to time by the Borrower and the Administrative Agent.

(b) The Borrower agrees to pay a fee to each Lender payable on the Effective Date equal to 0.50% of the principal amount of such Lender’s Term Loans made on the Effective Date, such fee to be paid in cash on the Effective Date, or if the Lender so elects by giving notice to the Administrative Agent at least one (1) Business Day prior to the Effective Date, as an original issue discount with respect to such Term Loans made by it.

SECTION 4. Prepayments; Payments; Taxes.

4.01 Voluntary Prepayments.

The Borrower shall have the right to prepay the Loans, without premium or penalty (except, if applicable, pursuant to Section 2.15, Section 4.03 or as set forth in the applicable Incremental Assumption Agreement) in whole or in part, at any time and from time to time on the following terms and conditions:

(a) an Authorized Representative of the Borrower shall give the Administrative Agent prior to 12:00 Noon (New York time) at the Notice Office at least three (3) Business Days prior written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay such Loans;

(b) voluntary prepayments of the Loans made by the Borrower pursuant to this Section shall be allocated among the Loans (and to the remaining scheduled installments of principal with respect to the Loans) in a manner determined at the discretion of the Borrower;

(c) partial prepayments shall be in an aggregate amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof and shall be applied on a pro rata basis to the outstanding amount of the Loans;

(d) any notice of prepayment pursuant to this Section 4.01 shall specify (1) the amount of such prepayment, (2) the prepayment date, (3) the Loans to be prepaid and (4) the allocation of the amount specified pursuant to clause (1) among the Loans specified pursuant to clause (3) and which notice the Administrative Agent shall promptly transmit to each of the Lenders; and

(e) at the time of any prepayment of the Loans pursuant to this Section 4.01 on any date other than the last day of the Interest Period applicable thereto, the Borrower shall pay the amounts required to be paid pursuant to Section 2.09.

(f) Notwithstanding the foregoing (and as provided in clause (A) of the proviso to Section 2.14(a)), the Borrower may not prepay Extended Loans of any Extension Series unless such prepayment is accompanied by a pro rata repayment of Existing Loans of the Specified Existing Loan Class of the Existing Loans from which such Extended Loans were converted (or such Existing Loans have otherwise been repaid and terminated in full).

4.02 Mandatory Prepayments.

(a) Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, the Borrower shall be required (subject to the payment priority in favor of the holders of Revolving Credit Agreement Obligations set forth in the Intercreditor Agreement and the Revolving Credit Agreement) to repay the Loans and other Pari Passu Obligations containing provisions similar to those set forth in this Section 4.02 with respect to a redemption or repayment upon an Event of Loss equal in aggregate principal amount to the Event of Loss Proceeds received in respect of such loss (rounded to the nearest $1,000), at a redemption price, with respect to the Loans, equal to 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts required under Section 4.07, if any, on the Loans redeemed to the applicable redemption date, subject to the rights of the Lenders on the relevant record date to receive interest due on the relevant interest payment date. The Borrower shall deliver the repayment notice to the Lenders within 30 days after the receipt of any Event of Loss Proceeds. If the aggregate principal amount of the Loans and other Pari Passu Obligations exceeds the amount of the Event of Loss Proceeds, the Pari Passu Collateral Agent shall select the Loans and such other Pari Passu Obligations to be redeemed or repaid on a pro rata basis; provided that any such repayment or redemption of other Pari Passu Obligations may be made at such time as is specified in the relevant Pari Passu Document and need not be concurrent with the redemption of the Loans. All Event of Loss Proceeds received in respect of an Event of Loss will be required to be deposited in a deposit account controlled by the Pari Passu Collateral Agent within three business days of the receipt thereof and held as Collateral subject to a Lien under the Security Documents pending application thereof to the redemption or repayment of Pari Passu Obligations. The Borrower may withdraw funds from such deposit account to redeem or repay the Pari Passu Obligations in compliance with the foregoing.

(b) The Borrower shall make Asset Sale Offers as required by Section 7.18.

(c) Notwithstanding anything to the contrary contained elsewhere in this Agreement, all then outstanding Loans shall be repaid in full on the Maturity Date or the Incremental Maturity Date, as applicable.

4.03 Change of Control.

(a) Upon the occurrence of a Change of Control, each Lender will have the right to require the Borrower to repurchase all or any part of that Lender’s Loans pursuant to a change of control offer (a “Change of Control Offer”) in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the repayment date, except to the extent the Borrower have previously or concurrently elected to prepay the Loans in accordance with Section 4.01.

(b) No later than 30 days following any Change of Control, except to the extent the Borrower has elected to prepay the Loans in accordance with Section 4.01, the Borrower will mail a notice (the “Change of Control Notice”) of the Change of Control to the Administrative Agent, which the Administrative Agent shall promptly deliver to each Lender. The Change of Control Notice shall:

(i) state that a Change of Control has occurred and that such Lender has the right to require the Borrower to repay such Lender’s Loans in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repayment date;

(ii) state the circumstances and relevant facts and financial information regarding such Change of Control;

(iii) state the repayment date (which shall be no earlier than 30 days nor later than 60 days from the date on which the Administrative Agent is notified) (the “Change of Control Payment Date”);

(iv) state that unless the Borrower defaults in making the payment, all Loans accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(v) state that Lenders electing to have any Loans repaid pursuant to a Change of Control Offer will be required to notify the Administrative Agent prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(vi) state that Lenders will be entitled to withdraw their election to require the Borrowers to repay such Loans; provided that the Administrative Agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a facsimile transmission, electronic mail or letter setting forth the name of such Lender, the principal amount of Loans to be repaid, and a statement that such Lender is withdrawing its election to have such Loans repaid; and

(vii) provide the other instructions determined by the Administrative Borrower or as reasonably requested by the Administrative Agent, consistent with this Section 4.03, that a Lender must follow in order to have its Loans repaid.

The notice, if delivered in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Lender receives such notice. If (1) the notice is delivered in a manner herein provided and (2) any Lender fails to receive such notice or a Lender receives such notice but it is defective, such Lender’s failure to receive such notice or such defect shall not affect the validity of the proceedings for the repayment of the Loans as to all other Lenders that properly received such notice without defect.

(c) On or before the Change of Control Payment Date, the Borrower will purchase all Loans or portions of Loans properly tendered and not withdrawn pursuant to the Change of Control Offer in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the repayment date.

(d) A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(e) The Borrower will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement and repays all Loans properly elected to be repaid and not withdrawn under such Change of Control Offer and the Borrower shall instruct the Administrative Agent to accept repayments made by such third party.

4.04 Termination of Commitments.

The Term Loan Commitments shall be automatically and permanently reduced to zero after giving effect to the Borrowing on the Effective Date.

4.05 Repayment of the Loans.

(a) The Borrower shall pay to the Administrative Agent, for the account of the applicable Lender, equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Loans (other than Other Term Loans) (the “Term Loan Repayment Amount”), with the balance payable on the Maturity Date.

(b) The Borrower shall pay to the Administrative Agent, for the account of the applicable Incremental Lenders, on each Incremental Repayment Date, including the Incremental Maturity Date, a principal amount of the Other Term Loans (such amounts, as adjusted from time to time pursuant to Sections 4.01, 4.02 and 4.03, being called the “Incremental Repayment Amount”) equal to the amount set forth for such date in the applicable Incremental Assumption Agreement.

(c) All repayments pursuant to this Section 4.05 shall be accompanied by accrued and unpaid interest on the principal amount paid to but excluding the date of payment, but shall otherwise be without premium or penalty. In the event that any Loans are purchased or acquired by the Borrower pursuant to Purchase Offers under Section 2.13 or any portion of any Loans are converted into a new Extension Series pursuant to an Extension Amendment effected pursuant to Section 2.14, then the Term Loan Repayment Amount and the Incremental Repayment Amount attributable to each Term Loan or Other Term Loan of each Class or Extension Series, as applicable, that was outstanding prior to and remains outstanding after such Purchase Offer or Extension Amendment, as the case may be, will not be reduced or otherwise affected by such transaction.

4.06 Method and Place of Payment.

Except as otherwise specifically provided herein, all payments under this Agreement and under any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 12:00 Noon (New York time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office. Any payments under this Agreement or under any Note which are made later than 12:00 Noon (New York time) on any day shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.

4.07 Net Payments; Taxes.

(a) All payments made by any Loan Party hereunder or under any other Loan Document will be made without setoff, counterclaim or other defense.

(b) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings of Indemnified Taxes applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d) The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.07) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, however, that the Borrower shall not be required to indemnify a Recipient pursuant to this Section 4.07(d) for any Indemnified Taxes unless such Recipient (or the Administrative Agent on such Recipient’s behalf) notifies the Borrower of the indemnification claim for such Indemnified Taxes no later than nine months after the earlier of (i) the date on which the relevant Governmental Authority makes written demand upon such Recipient for payment of such Indemnified Taxes, and (ii) the date on which such Recipient has made payment of such Indemnified Taxes to the relevant Governmental Authority (except that, if the Indemnified Taxes imposed or asserted giving rise to such claims are retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof). A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), and (ii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 4.07, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment, exercised in good faith, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) If a payment made to a Recipient under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with such Recipient’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (h), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(i) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.07 (including by the payment of additional amounts pursuant to this Section 4.07), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.07 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(j) Each party’s obligations under this Section 4.07 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations under any Loan Document.

(k) For purposes of this Section 4.07, the term “applicable law” includes FATCA.

4.08 Application of Proceeds.

(a) All monies collected by the Administrative Agent (whether received from the Pari Passu Collateral Agent or otherwise) upon any sale or other disposition of the Collateral of each Loan Party, together with all other monies received by the Administrative Agent (whether received from the Pari Passu Collateral Agent or otherwise) under and in accordance with this Agreement and the other Loan Documents (including, without limitation, as a result of any distribution in respect of the Collateral in any bankruptcy, insolvency or similar proceeding) (except to the extent released in accordance with the applicable provisions of this Agreement or any other Loan Document), shall be applied to the payment of the Secured Obligations as follows:

(i) first, to the payment of all amounts owing to the Administrative Agent of the type described in clause (c) of the definition of “Secured Obligations”;

(ii) second, to the extent proceeds remain after the application pursuant to the preceding clause (i), an amount equal to the outstanding Obligations shall be paid to the Lenders as provided in Section 4.08(d) hereof, with each Lender Creditor receiving an amount equal to the outstanding Obligations owing to such Lender Creditor or, if the proceeds are insufficient to pay in full all such Obligations, its Pro Rata Share of the amount remaining to be distributed; and

(iii) third, to the extent proceeds remain after the application pursuant to the preceding clauses (i) and (ii), inclusive, and following the termination of this Agreement and the Loan Documents in accordance with their terms, to the relevant Loan Party or to whomever may be lawfully entitled to receive such surplus.

(b) For purposes of this Agreement, “Pro Rata Share” shall mean, when calculating a Lender Creditor’s portion of any distribution or amount, that amount (expressed as a percentage) equal to a fraction the numerator of which is the then unpaid amount of such Lender Creditor’s Obligations and the denominator of which is the then outstanding amount of all Obligations.

(c) If any payment to any Lender Creditor of its Pro Rata Share of any distribution would result in overpayment to such Lender Creditor, such excess amount shall instead be distributed in respect of the unpaid Obligations of the other Lender Creditors, with each Lender Creditor whose Obligations have not been paid in full to receive an amount equal to such excess amount multiplied by a fraction the numerator of which is the unpaid Obligations of such Lender Creditor and the denominator of which is the unpaid Obligations of all Lender Creditors entitled to such distribution.

(d) All payments required to be made hereunder shall be made if to the Lender Creditors, to the Administrative Agent under this Agreement for the account of the Lender Creditors.

(e) For purposes of applying payments received in accordance with this Section 4.08, the Administrative Agent shall be entitled to rely upon the Administrative Agent’s records under this Agreement for a determination (which the Lender Creditors agree (or shall agree) to provide upon request of the Administrative Agent) of the outstanding Obligations owed to the Lender Creditors.

(f) It is understood and agreed that the Loan Parties shall remain jointly and severally liable to the extent of any deficiency between the amount of the proceeds of the Collateral pledged and Liens granted by it under and pursuant to the Security Documents and the aggregate amount of the Secured Obligations of such Loan Party.

SECTION 5. Conditions Precedent.

5.01 Conditions Precedent to Effective Date.

The obligation of each Lender to make its Loans shall become effective on and as of the first date (the “Effective Date”) on which the following conditions have been satisfied or waived in accordance with Section 10.12:

(a) Loan Documents. The Administrative Agent and/or the Pari Passu Collateral Agent, as applicable, shall have received duly authorized, executed and delivered counterparts of (a) this Agreement, (b) Notes executed by the Borrower, for the account of each of the Lenders that has requested same, in each case in the amount, maturity and as otherwise provided herein, (c) the Intercreditor Agreement and (d) each other applicable Loan Document, in each case in form reasonably satisfactory to the Administrative Agent.

(b) Fees, etc.. The Borrower shall have paid all accrued costs, fees and expenses that are due and payable under the Loan Documents (including reasonable legal fees and expenses and the reasonable fees and expenses of any other advisors) for which an invoice has been provided to the Borrower at least one Business Day before the Effective Date and any other compensation, if any, payable to the Administrative Agent, the Lead Arrangers and the Lenders.

(c) Officer’s Certificate. The Administrative Agent shall have received a certificate, dated the Effective Date, and signed on behalf of the Borrower by an Authorized Representative of the Borrower certifying on behalf of the Borrower that all of the conditions set forth in clauses (f), (g), (n) and (o) of this Section 5.01 have been satisfied on such date

(d) Collateral and Guaranty Requirements. The Collateral and Guaranty Requirements shall have been satisfied, and each Loan Document shall be in full force and effect, or the Administrative Agent shall have waived such requirements and/or conditioned such waiver on the satisfaction of such requirements within a specified period of time.

(e) Consummation of the Refinancing. The Administrative Agent shall have received satisfactory evidence that the Refinancing has been, or substantially simultaneously with the Effective Date will be, consummated and that all security interests in respect of, and Liens securing, the Indebtedness under the PFA and/or the Temporary Importation Bond Facilities created pursuant to the security documentation relating thereto shall have been terminated and released (or releases in respect of such Liens shall have been delivered to the Administrative Agent), and the Administrative Agent shall have received all such releases as may have been reasonably requested by the Administrative Agent, which releases shall be in form and substance reasonably satisfactory to the Administrative Agent. Without limiting the foregoing, there shall have been delivered to the Administrative Agent (i) the Form UCC-3 Termination Statements required pursuant to the definition of “Collateral and Guaranty Requirements”, (ii) terminations or releases of all mortgages and (iii) reassignments of insurances and charter hire, drilling contracts, revenues and earnings, as applicable, in each case, to secure the obligations under the Existing PFA, all of which shall be in form and substance reasonably satisfactory to the Administrative Agent.

(f) Revolving Credit Agreement and Senior Notes. The Borrower shall, substantially simultaneously with the Effective Date, receive approximately $750,000,000 (before deduction of OID, fees and expenses) in the aggregate from the issuance of the Senior Notes and enter into the Revolving Credit Agreement.

(g) No Material Adverse Effect; Approvals.

(i) Since December 31, 2012, there shall not have occurred a Material Adverse Effect or any event or condition that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(ii) All necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the transactions contemplated hereby and by the other Loan Documents shall have been obtained and remain in effect, and all applicable waiting periods with respect thereto shall have expired without any action being taken by any competent authority which, in the reasonable judgment of the Administrative Agent, restrains, prevents or imposes materially adverse conditions upon the consummation of the Transactions or the other transactions contemplated by the Loan Documents or otherwise referred to herein or therein. On the Effective Date, there shall not exist any judgment, order, injunction or other restraint issued or filed or a hearing seeking injunctive relief or other restraint pending or notified prohibiting or imposing materially adverse conditions upon the Transactions or the other transactions contemplated by the Loan Documents or otherwise referred to herein or therein.

(h) Certificate of Financial Officer. The Administrative Agent shall have received a certificate from the chief financial officer or the treasurer of the Borrower, in form and substance reasonably acceptable to the Administrative Agent, addressed to the Administrative Agent and each of the Lenders and dated the Effective Date, certifying that, on and as of the Effective Date, and after giving effect to the Transaction and to all Indebtedness (including the Loans) being incurred or assumed and Liens created by the Loan Parties in connection therewith, (i) the sum of the assets, at a fair valuation, of the Borrower, on an individual basis, and of the Borrower and its Subsidiaries, taken as a whole, will exceed their respective debts, (ii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, have not incurred and do not intend to incur, and do not believe that they will incur, debts beyond their respective ability to pay such debts as such debts mature, and (iii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, will have sufficient capital with which to conduct their respective businesses.

(i) Financial Statements. The Lead Arrangers shall have received (i) audited consolidated financial statements of the Borrower and its subsidiaries for each of the three (3) fiscal years immediately preceding the Effective Date, consisting of a consolidated balance sheet and related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for such fiscal years; and (ii) unaudited consolidated financial statements for any interim period or periods of the Borrower and its subsidiaries ended after the date of the most recent audited consolidated financial statements and more than 75 calendar days prior to the Effective Date, consisting of a consolidated balance sheet and related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the three-, six-, or nine-month period, as applicable.

(j) Secretary’s or Assistant Secretary’s Certificates. The Administrative Agent shall have received a certificate, dated the Effective Date and reasonably acceptable to the Administrative Agent, signed by an Authorized Representative of each Loan Party, and attested to by the secretary or any assistant secretary (or, (x) if there is no secretary or assistant secretary, an Authorized Representative, or (y) with respect to any Loan Party organized under the laws of Luxembourg, a manager or director, as applicable) of such Loan Party (other than the Authorized Representative of such Loan Party signing the certificate of such Loan Party), as the case may be, certifying (i) as to the incumbency and genuineness of the signature of each Loan Party executing Loan Documents to which it is a party and (ii) that attached thereto are true, correct and complete copies of (1) the articles or certificate of incorporation, formation or other organizational document, as applicable, of such Loan Party, and all amendments thereto, certified as of a recent date by the appropriate governmental officials in its jurisdiction of incorporation or formation, as applicable, (2) the bylaws or other governing documents, as applicable, of such Loan Party as in effect on the Effective Date and (3) resolutions duly authorized by the board of directors (or other governing body) of such Loan Party authorizing and approving the execution and delivery of, and performance under, this Agreement and the other Loan Documents to which such Loan Party is a party.

(k) Certificates of Good Standing. The Administrative Agent shall have received certificates as of a recent date of the good standing (or similar status) of each Loan Party under the laws of its jurisdiction of organization to the extent applicable in such jurisdiction.

(l) Opinions of Counsel. The Administrative Agent shall have received from (a) U.S. counsel to each of the Loan Parties (which shall be Vinson & Elkins LLP or another law firm reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, (b) Luxembourg counsel to the Loan Parties (which shall be Wildgen, Partners in Law or another law firm qualified to render an opinion as to Luxembourg law reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, (c) the Republic of Liberia counsel to the Loan Parties (which shall be Fulbright & Jaworski L.L.P. or another law firm qualified to render an opinion as to the law of the Republic of Liberia reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, and (d) the Federal Republic of Nigeria counsel to the Loan Parties (which shall be Adepetun Caxton-Martins Agbor & Segun or another law firm qualified to render an opinion as to the law of the Federal Republic of Nigeria reasonably acceptable to the Administrative Agent), an opinion covering such matters as the Administrative Agent may reasonably request, each such opinion to be addressed to the Pari Passu Collateral Agent, the Administrative Agent and the Lenders (and expressly permitting reliance by permitted successors and assigns of the addressees thereof) and dated as of the Effective Date.

(m) PATRIOT Act. Each Loan Party shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under the applicable “know your customer” rules and regulations, including the PATRIOT Act, at least two (2) Business Days in advance of the Effective Date, to the extent requested at least five (5) Business Days in advance thereof.

(n) Representations and Warranties. The representations and warranties set forth in Section 6 hereof and in the other Loan Documents shall be true and correct in all material respects on and as of the Effective Date with the same effect as though made on and as of such date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

(o) No Default or Event of Default. At the time of and immediately after the Borrowing on the Effective Date, no Default or Event of Default shall have occurred and be continuing.

SECTION 6. Representations, Warranties and Agreements.

In order to induce the Lenders to enter into this Agreement and to make the Loans as provided herein, the Borrower hereby makes the following representations, warranties and agreements, in each case on the Effective Date, all of which shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans.

6.01 Corporate/Limited Liability Company/Limited Partnership Status. Each of the Borrower and its Restricted Subsidiaries (other than any Inactive Subsidiary) (a) is a duly organized or incorporated and validly existing corporation, limited liability company, limited partnership, company or other business entity, as the case may be, in good standing under the laws of the jurisdiction of its organization or incorporation, (b) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (c) is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except for failures to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except to the extent permitted by this Agreement, neither the Borrower nor any of its Restricted Subsidiaries has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened in writing against any of them for winding up, or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of any of them or any or all of their assets or revenues nor have they sought any other relief under any applicable insolvency or bankruptcy law.

6.02 Corporate Power and Authority. Each Loan Party has the corporate or other applicable power and authority to execute, deliver and perform the terms and provisions of each of the Loan Documents to which it is party and has taken all necessary corporate or other applicable action to authorize the execution, delivery and performance by it of each of such Loan Documents. Each Loan Party has duly executed and delivered each of the Loan Documents to which it is party, and each of such Loan Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

6.03 No Violation. Neither the execution, delivery or performance by any Loan Party of the Loan Documents to which it is a party, nor compliance by it with the terms and provisions thereof, (a) will contravene in any material respect any applicable provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (b) will conflict in any material respect with or result in any material breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the properties or assets of any Loan Party pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which any Loan Party is a party or by which it or any of its property or assets is bound or to which it may be subject or (c) will violate any provision of the certificate or articles of incorporation or by-laws (or equivalent organizational documents) of any Loan Party.

6.04 Governmental Approvals. No order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for those that have otherwise been obtained or made on or prior to the Effective Date), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to be obtained or made by, or on behalf of, any Loan Party to authorize, or is required to be obtained or made by, or on behalf of, any Loan Party in connection with, (i) the execution, delivery and performance of any Loan Document or (ii) the legality, validity, binding effect or enforceability of any Loan Document.

6.05 Financial Statements; Financial Condition; Undisclosed Liabilities; Projections; etc.

(a) The audited and unaudited financial statements delivered pursuant to Section 5.01(i) present fairly in all material respects the consolidated financial position of the Borrower and its consolidated Subsidiaries at the dates of the balance sheets contained therein and the consolidated results of the operations of the Borrower and its consolidated Subsidiaries for the periods covered thereby. All of the foregoing historical financial statements have been prepared in accordance with GAAP (except, in the case of the aforementioned quarterly financial statements, for normal year-end audit adjustments and the absence of footnotes).

(b) On and as of the Effective Date, and after giving effect to the Transaction and to all Indebtedness (including the Loans) being incurred or assumed and Liens created by the Loan Parties in connection therewith, (i) the sum of the assets, at a fair valuation, of the Borrower, on an individual basis, and of the Borrower and its Subsidiaries, taken as a whole, will exceed their respective debts, (ii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, have not incurred and do not intend to incur, and do not believe that they will incur, debts beyond their respective ability to pay such debts as such debts mature, and (iii) the Borrower, on an individual basis, and the Borrower and its Subsidiaries, taken as a whole, will have sufficient capital with which to conduct their respective businesses. For purposes of this Section 6.05(b), “debt” means any liability on a claim, and “claim” means (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(c) Except as fully disclosed in the financial statements referred to in Section 6.05(a), there were as of the Effective Date no liabilities or obligations with respect to the Borrower or any of its Subsidiaries of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether or not due) which, either individually or in the aggregate, could reasonably be expected to be material to the Borrower and its Subsidiaries taken as a whole. As of the Effective Date, the Borrower does not know of any reasonable basis for the assertion against it or any of its Subsidiaries of any liability or obligation of any nature whatsoever that is not fully disclosed in the financial statements referred to in Section 6.05(a) which, either individually or in the aggregate, could reasonably be expected to be material to the Borrower and its Subsidiaries taken as a whole.

(d) On and as of the Effective Date, the Projections which have been delivered to the Administrative Agent and the Lenders prior to the Effective Date have been prepared in good faith and are based on reasonable assumptions, and there are no statements or conclusions in any of the Projections which are based upon or include information known to the Borrower to be misleading in any material respect or which fail to take into account material information known to the Borrower regarding the matters reported therein; it being recognized by the Lenders, however, that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by the Projections may differ from the projected results.

(e) Since December 31, 2012, there has been no change in the operations, business, properties, or financial condition of the Borrower or any of its Restricted Subsidiaries taken as a whole that has had, or would reasonably be expected to have, a Material Adverse Effect.

6.06 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened (a) with respect to the Transaction or any Loan Document or (b) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

6.07 True and Complete Disclosure. All information (taken as a whole), other than Projections and other forward-looking information, furnished by or on behalf of the Borrower or its Subsidiaries in writing to the Administrative Agent or any Lender (including, without limitation, all information contained in the Loan Documents) for purposes of or in connection with this Agreement, the other Loan Documents or any transaction contemplated herein or therein is, and all other such factual information (taken as a whole), other than Projections and other forward-looking information, hereafter furnished by or on behalf of the Borrower or any of its Subsidiaries in writing to the Administrative Agent or any Lender will be, true and accurate in all material respects on the date as of which such information is dated or certified, not contain any untrue statement of a material fact and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided.

6.08 Use of Proceeds; Margin Regulations.

(a) All proceeds of all Loans shall be used to consummate the Refinancing and for the Borrower’s and its Subsidiaries’ general corporate purposes, including working capital, capital expenditures, non-hostile acquisitions and other lawful corporate purposes.

(b) Neither the Borrower nor any of the Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No proceeds of any Loan will be used for any purpose which will violate or be inconsistent with the provisions of the Margin Regulations.

6.09 Tax Returns; Payments; Tax Treatment. The Borrower and each of its Restricted Subsidiaries have timely filed with the appropriate taxing authority all material returns, statements, forms and reports for taxes or an extension therefor (the “Returns”) required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any of its Restricted Subsidiaries. The Returns accurately reflect in all material respects all liability for taxes of the Borrower and its Restricted Subsidiaries as a whole for the periods covered thereby. Each of the Borrower and each of its Restricted Subsidiaries have paid all taxes and assessments payable by it, other than those (a) that are being contested in good faith and adequately disclosed and fully provided for on the financial statements of the Borrower and its consolidated Subsidiaries in accordance with GAAP or (b) the failure of which to pay could not reasonably be expected to have a Material Adverse Effect. There is no action, suit, proceeding, investigation, audit or claim now pending or, to the best knowledge of the Borrower or any of its Restricted Subsidiaries, threatened by any authority regarding any taxes relating to the Borrower or any of its Restricted Subsidiaries that would have, or would reasonably be expected to have, a Material Adverse Effect. The Borrower is treated as a corporation for U.S. federal income tax purposes. No payment by or on account of any obligation of any Loan Party under any Loan

Document shall be treated as income from sources within the United States for U.S. federal income tax purposes by reason of Section 884(f) of the Code or the Treasury regulations promulgated thereunder, other than any payment identified as U.S. source in a written notice provided to the Administrative Agent by the applicable Loan Party at least 35 days prior to the date such payment is made.

6.10 Compliance with ERISA.

(a) Schedule 6.10 sets forth, as of the Effective Date, the name of each Plan. Neither the Borrower nor any Subsidiary of the Borrower nor any ERISA Affiliate has ever sponsored, maintained, made any contributions to or has any liability in respect of any Plan which is subject to Title IV of ERISA or Section 302, 303 or 304 of ERISA or Section 412, 430 or 436 of the Code; each Plan has been maintained and operated in compliance in all materials respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. No action, suit, proceeding, hearing, audit or investigation with respect to the administration, operation or the investment of assets of any Plan (other than routine claims for benefits) is pending, expected or threatened except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Except as would not result in a Material Adverse Effect, each group health plan (as defined in Section 607(1) of ERISA or Section 4980B(g)(2) of the Code) which covers or has covered employees or former employees of the Borrower, any Subsidiary of the Borrower, or any ERISA Affiliate has at all times been operated in compliance with the provisions of Part 6 of subtitle B of Title I of ERISA and Section 4980B of the Code. Under each employee welfare benefit plan within the meaning of Section 3(1) or Section 3(2)(B) of ERISA covering employees of the Borrower or any Subsidiary of the Borrower, no benefits are due thereunder unless the event giving rise to the benefit entitlement occurs prior to termination of employment (except as required by Title I, Subtitle B, Part 6 of ERISA) except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. The Borrower and each of its Subsidiaries and each ERISA Affiliate may cease contributions to any employee benefit plan maintained by any of them without incurring any material liability and may terminate any employee benefit plan maintained by any of them without incurring any liability that could reasonably be expected to result in a Material Adverse Effect.

(b) Each Foreign Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. All contributions required to be made with respect to a Foreign Pension Plan have been timely made except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries have incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan, except that which would not reasonably be expected to result in a Material Adverse Effect. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Borrower’s most recently ended fiscal year on the basis of then current actuarial assumptions, each of which is reasonable, did not (i) materially exceed the current value of the assets of such

Foreign Pension Plan (other than a severance plan or similar arrangement providing for payments on termination of employment) allocable to such benefit liabilities, or (ii) exceed the current value of the assets of a Foreign Pension Plan that is a severance plan or similar arrangement providing for payments on termination of employment, except that would not reasonably be expected to result in a Material Adverse Effect.

6.11 The Security Documents.

(a) The U.S. Security Agreement is effective to create in favor of the Pari Passu Collateral Agent for the benefit of the Lender Creditors, legal, valid and enforceable Liens on, and security interests in, the Security Agreement Collateral, in each case, subject to the terms of the Intercreditor Agreement, and, (i) when financing statements are filed in the offices specified on Schedule 6.11 and (ii) upon the taking of possession or control by the Pari Passu Collateral Agent of the Security Agreement Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Pari Passu Collateral Agent, to the extent possession or control by the Pari Passu Collateral Agent is required by the U.S. Security Agreement), the Liens created by the U.S. Security Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors in the Security Agreement Collateral (other than such Security Agreement Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction by the filing of a financing statement or by possession or control by the Pari Passu Collateral Agent), in each case subject to no Liens other than Permitted Liens.

(b) Each of the Collateral Rig Mortgages is in proper legal form under the laws of the relevant flag state for the enforcement thereof under such laws, subject only to such matters which may affect enforceability arising under the laws of the State of New York or with respect to Collateral Rigs registered in the Republic of Liberia, under the laws of the Republic of Liberia, and such other matters that do not substantially interfere with the practical realization of the principal benefits expressed in the Collateral Rig Mortgages, except for the economic consequences of any procedural delay that might result from such matters. To ensure the legality, validity, enforceability or admissibility in evidence of each such Collateral Rig Mortgage or other Loan Document in the relevant flag state it is not necessary that any such Collateral Rig Mortgage or other Loan Document or any other document be filed or recorded with any court or other authority in such relevant flag state, except as have been made or provided to the Pari Passu Collateral Agent or will be made or provided to the Pari Passu Collateral Agent, in accordance with this Agreement, such Collateral Rig Mortgage or the Intercreditor Agreement. Each Collateral Rig Mortgage executed and delivered creates in favor of the Pari Passu Collateral Agent for the benefit of the Lender Creditors a legal, valid, and enforceable first preferred mortgage lien over the Collateral Rig or Collateral Rigs covered thereby and when duly recorded in accordance with the laws of the Collateral Rig’s registry, will constitute a “preferred mortgage” within the meaning of Section 31301(6) of Title 46 of the United States Code, entitled to the benefits accorded a preferred mortgage on a foreign vessel, in the case of Collateral Rigs not registered under the laws and flag of the United States, and in the case of Collateral Rigs registered under the laws and flag of the United States, constitutes a “preferred mortgage” within the meaning of Section 31301(6) of Title 46 of the United States Code, entitled to the benefits accorded a preferred mortgage on a registered vessel under the laws and flag of the United States.

(c) Each other Security Document delivered on the Effective Date or pursuant to Sections 7.07 will, upon execution and delivery thereof, be effective to create in favor of the Pari Passu Collateral Agent for the benefit of the Lender Creditors, legal, valid and enforceable Liens on, and security interests in, all of the Loan Parties’ right, title and interest in and to the Collateral thereunder, and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable law and (ii) upon the taking of possession or control by the Pari Passu Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Pari Passu Collateral Agent, to the extent required by any Security Document), such Security Document will constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral (other than such Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction by the filing of a financing statement or by possession or control by the Pari Passu Collateral Agent), in each case subject to no Liens other than the applicable Permitted Liens.

6.12 Capitalization. As of the Effective Date, all of the Capital Stock of each Loan Party (other than the Borrower) is legally and beneficially owned as set forth on Schedule 6.12. Except as set forth on Schedule 6.12, all such outstanding Equity Interests have been duly and validly issued, are fully paid and non-assessable and have been issued free of preemptive rights.

6.13 Subsidiaries. On the Effective Date, (a) the Borrower has no Subsidiaries other than those Subsidiaries listed on Schedule 6.13 (which Schedule identifies the correct legal name, direct owner, percentage ownership and jurisdiction of organization of each such Subsidiary on the Effective Date) and (b) all of the Borrower’s Subsidiaries are Restricted Subsidiaries.

6.14 Compliance with Statutes, etc. Each of the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.15 Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.

6.16 Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc. Schedule 6.16 sets forth, as of the Effective Date, the legal name of the Borrower and each Subsidiary Guarantor, the type of organization of the Borrower and each Subsidiary Guarantor, whether or not the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary is a registered organization, the jurisdiction of organization of the Borrower and each Subsidiary Guarantor and the organizational identification number (if any) of the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary.

6.17 Environmental Matters.

(a) Each of the Borrower and its Restricted Subsidiaries is in compliance with all Environmental Laws and the requirements of any permits issued under such Environmental Laws except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the knowledge of the Borrower, threatened Environmental Claims that would reasonably be expected to have a Material Adverse Effect against the Borrower or any of its Restricted Subsidiaries or any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries (including any such claim to the extent known by the Borrower to exist and arising out of the ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries of any Rig, Real Property or other facility formerly owned, leased or operated by the Borrower or any of its Restricted Subsidiaries but no longer owned, leased or operated by the Borrower or any of its Restricted Subsidiaries). All material licenses, permits, registrations or approvals required for the business of the Borrower and each of its Restricted Subsidiaries as currently conducted under any Environmental Law have been applied for or secured and the Borrower and each of its Restricted Subsidiaries is in compliance therewith except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. There are no facts, circumstances, conditions or occurrences in respect of the business or operations of the Borrower or any of its Restricted Subsidiaries as currently conducted or planned (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ respective predecessors) or any Rig, Real Property or other facility currently owned or operated by the Borrower or any of its Restricted Subsidiaries (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ formerly owned or operated Rig, Real Property or other facility) that are reasonably likely (i) to form the basis of an Environmental Claim against the Borrower or any of its Restricted Subsidiaries with respect to the Borrower, any Restricted Subsidiary or any Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries, or (ii) to cause such Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries to be subject to any restrictions on its ownership, occupancy, use or transferability under any Environmental Law, except for, with respect to (i) such Environmental Claims, or, with respect to clause (ii), such restrictions that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Hazardous Materials have at all times been generated, used, treated or stored on, or transported to or from, or Released on or from, any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries in a manner so as not to result in liability under Environmental Laws applicable to the country in which each Rig operates against Borrower or any of its Restricted Subsidiaries (x) during the time of such current ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries or, (y) to the knowledge of the Borrower prior or subsequent to the time of such ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries but only to the extent any such liability is imposed against the Borrower or any of its Restricted Subsidiaries, except, in the case of both (x) and (y) above, where such liability, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. To the knowledge of the Borrower, Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, or Released on or from, any property adjoining or adjacent to any Real property or other facility of Borrower or any of its Restricted Subsidiaries, where such generation, use, treatment, storage, transportation or Release has violated or could be reasonably expected to violate any applicable Environmental law or give rise to an Environmental Claim except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect.

(c) All of the Rigs comply with all Environmental Laws except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. The Borrower and its Restricted Subsidiaries have made all required payments to statutory environmental insurance schemes required under Environmental Law and other environmental insurance schemes applicable to the Borrower and its Restricted Subsidiaries except such failure to make payments as would not reasonably be expected to have a Material Adverse Effect.

6.18 No Default. Neither the Borrower nor any of its Restricted Subsidiaries is in default under or with respect to any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other agreement, contract or instrument, in each case to which the Borrower or such Restricted Subsidiary is a party or by which it or any of its property or assets is bound or to which it may be subject, except for such defaults as would not reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing.

6.19 Patents, Licenses, Franchises and Formulas. Each of the Borrower and each of its Restricted Subsidiaries owns, or has the right to use, all material patents, trademarks, trade secrets, service marks, trade names, copyrights, licenses, franchises and formulas, and has obtained assignments of all leases and other rights of whatever nature, necessary for the present conduct of its business, without any known conflict with the rights of others, except for such failures and conflicts which would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

6.20 Anti-Corruption Laws. The Borrower and its Restricted Subsidiaries have observed and are in compliance with all applicable laws and regulations relating to bribery and corrupt practices, including the FCPA.

6.21 Insurance. As of the Effective Date, the Loan Parties maintain the insurance required by Section 7.01.

6.22 Collateral Rigs.

(a) The name, registered owner and official number, and jurisdiction of registration and flag of each Collateral Rig are set forth on Schedule 6.22. Each Collateral Rig is operated in all material respects in compliance with all applicable law, rules and regulations (applicable to each Collateral Rig in accordance with Section 6.22(c) and as required by the applicable Classification Society). Each Collateral Rig is covered by all such insurance as is required in accordance with the requirements of the respective Collateral Rig Mortgage and Section 7.01.

(b) Each Loan Party which owns or operates or which will own or operate one or more Collateral Rigs is qualified to own and operate such Collateral Rig under the laws of its jurisdiction of incorporation and its relevant flag state.

(c) Each Collateral Rig has its Classification, free of any requirement or recommendation, other than as permitted under the Collateral Rig Mortgage related thereto.

6.23 Properties. The Borrower and each of its Restricted Subsidiaries have good and marketable title to (i) all property reflected in Schedule 6.22 and (ii) except where a failure to have good and marketable title would not reasonably be expected to have a Material Adverse Effect, all other properties owned by them, including all property reflected in the balance sheets referred to in Section 6.05(a) (except as sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business or as permitted by the terms of this Agreement). The Collateral is free and clear of all Liens, other than Permitted Liens.

6.24 Anti-Terrorism. The Borrower and its Restricted Subsidiaries are in compliance in all material respects with United States laws relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the PATRIOT Act.

(a) Neither the Borrower nor any of its Restricted Subsidiaries acting or benefiting in any capacity in connection with the Loans is any of the following:

(i) a Person or entity that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) a Person or entity that is majority-owned or controlled by, or acting for or on behalf of, any Person or entity that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) a Person or entity with which a Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv) a Person or entity that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order;

(v) a Person or entity that is included on the Specially Designated Nationals and Blocked Persons List maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) or any list of Persons issued by OFAC pursuant to the Executive Order at its official website or any replacement website or other replacement official publication of such list (collectively, the “OFAC Lists”);

(vi) is, nor are any of their respective directors, officers, agents, employees or Affiliates, subject to any U.S. sanction administered by OFAC.

(b) Neither the Borrower nor, to its knowledge, any of its Restricted Subsidiaries acting in any capacity in connection with the Loans (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in subsection (a)(ii) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any United States Anti-Terrorism Law.

6.25 Form of Documentation. Each of the Loan Documents is or, when executed, will be in proper legal form under the laws of the jurisdiction which governs such documents for the enforcement thereof under such laws, as applicable, subject only to such matters which may affect enforceability arising under the law of the State of New York. To ensure the legality, validity, enforceability or admissibility in evidence of each such Loan Document under the laws of the jurisdiction which governs such document, it is not necessary that any Loan Document or any other document be filed or recorded with any court or other authority in such applicable permitted jurisdiction, except as have been made, or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.

6.26 Place of Business. None of the Loan Parties has a place of business in any jurisdiction which requires any of the Security Documents to be filed or registered in that jurisdiction to ensure the validity of the Security Documents to which it is a party unless all such filings and registrations have been made or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.

6.27 No Immunity. Neither the Borrower, nor any of its Restricted Subsidiaries is a sovereign entity or has immunity on the grounds of sovereignty or otherwise from setoff or any legal process under the laws of any jurisdiction. The execution and delivery of the Loan Documents by the Loan Parties and the performance by them of their respective obligations thereunder constitute commercial transactions.

SECTION 7. Covenants. The Borrower hereby covenants and agrees that from and after the Effective Date and until all Loans, together with interest, Fees and all other Obligations (other than indemnities described in Section 10.13 which are not then due and payable) incurred hereunder and thereunder, are paid in full:

7.01 Maintenance of Property; Insurance.

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, (i) keep all material property necessary to the business of the Borrower and its Restricted Subsidiaries in good working order and condition (ordinary wear and tear and loss or damage by casualty or condemnation excepted) with such exceptions as would not reasonably be expected to have a Material Adverse Effect and (ii) furnish to the Administrative Agent, at the written request of the Administrative Agent, a complete description of the material terms of insurance carried on the Collateral Rigs.

(b) The Borrower will, and will cause each of its Restricted Subsidiaries to:

(i) insure and keep each Collateral Rig insured or cause or procure each Collateral Rig to be insured and to be kept insured at no expense to the Administrative Agent or the Pari Passu Collateral Agent in regard to (collectively, the “Insurances”):

(1) hull and machinery (including increased value insurance);

(2) war risks (including common conditions and exclusions);

(3) protection and indemnity risks (including vessel pollution risks);

(4) mortgagee’s interest risks (including additional perils pollution);

(5) loss of hire, to the extent reasonably deemed prudent by the Borrower in light of the cost of obtaining such insurance; and

(6) such other insurances as a prudent owner of similar vessels of the same age and type would obtain or would legally be required to obtain when operating in the same trade and geographic area as such Collateral Rig, as well as any insurances required to meet the requirements of the jurisdiction where such Collateral Rig is employed with named windstorm coverage exclusions while a Collateral Rig is operating in the Gulf of Mexico;

provided that neither the Borrower nor any of its Restricted Subsidiaries shall be required to procure or maintain any insurance otherwise required to be procured or maintained under this clause (i), if such insurance is not commercially available in the commercial insurance market.

(ii) effect the Insurances or cause or procure the same to be effected:

(1) in such amounts and upon such terms and with such deductibles as shipowners engaged in the same or similar business and similarly situated would deem commercially prudent under the circumstances; and

(2) through the owner’s approved broker (the “Owner’s Insurance Broker”) and reputable independent insurance companies and/or underwriters (including mutual insurance schemes and /or captive insurance schemes) in Europe, North America, the Far East and other established insurance markets except that the insurances against protection and indemnity risks may be effected by the entry of the Collateral Rigs with protection and indemnity associations which are members of the IGA or, if the IGA has disbanded and there is no successor or replacement body of associations, other leading protection and indemnity associations and the insurances against war risks may be effected by the entry of the Collateral Rig with leading war risks associations (hereinafter called the “Insurers”);

(iii) renew or replace all such Insurances or cause or procure the same to be renewed or replaced before the relevant policies or contracts expire and to procure that the Owner’s Insurance Broker and/or the relevant protection and indemnity association or war risks association shall promptly confirm in writing to the Pari Passu Collateral Agent, upon its request, as and when each such renewal or replacement is effected;

(iv) duly and punctually pay, or cause duly and punctually to be paid, all premiums, calls, contributions or other sums payable in respect of all such Insurances, to produce or to cause to be produced all relevant receipts when so required by the Pari Passu Collateral Agent and duly and punctually to perform and observe or to cause duly and punctually to be performed and observed any other obligations and conditions under all such Insurances;

(v) procure that all policies, binders, cover notes or other instruments of the Insurances referred to in clauses (1), (2) and (5) of clause (i) above shall be taken out in the name of the Borrower or any Subsidiary Guarantor or a Restricted Subsidiary, with the Pari Passu Collateral Agent as an additional insured (without liability for premiums), as its interests may appear, and shall incorporate a loss payable clause naming the Pari Passu Collateral Agent as loss payee prepared in compliance with the terms of the Assignment of Insurance Proceeds;

(vi) procure that, upon request of the Pari Passu Collateral Agent, copies of all original such instruments of Insurances shall be from time to time delivered to the Pari Passu Collateral Agent after receipt by the Borrower or a Restricted Subsidiary thereof;

(vii) not employ any Collateral Rig or suffer any Collateral Rig to be employed otherwise than in conformity with the terms of all policies, bindings, cover notes or other instruments of the Insurances (including any warranties express or implied therein) without first obtaining the written consent of the Insurers to such employment (if required by such Insurers) and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

(viii) cause any proceeds in respect of the Insurances referred to in paragraph (i) above (except clauses (3), (4) and, as applicable, (6) of such paragraph) to be paid to the Borrower or any Subsidiary Guarantor that then owns the Collateral Rig or any Internal Charterer (subject to provisions as to named insureds, additional insureds and loss payees in favor of the Pari Passu Collateral Agent as required by this Section 7.01(b)); and

(ix) upon the request of the Pari Passu Collateral Agent, do all things necessary, proper and desirable, and execute and deliver all documents and instruments, to enable the Pari Passu Collateral Agent to collect or recover any moneys to become due in respect of the Insurances.

7.02 Existence. Subject to Section 7.02, the Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

7.03 Reports.

(a) Whether or not the Borrower is then subject to Section 13(a) or 15(d) of the Exchange Act, the Borrower shall furnish to the Administrative Agent and the Lenders, so long as any Term Loans are outstanding:

(i) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, reports on Form 6-K (or any successor form) containing, whether or not required, the Borrower’s unaudited quarterly consolidated financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(ii) within the time period required under the rules of the SEC for the filing of Form 20-F (or any successor form) for each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein (including the Borrower’s audited consolidated financial statements, a report thereon by the Borrower’s certified independent accountants and an MD&A) for such fiscal year; and

(iii) at or prior to such times as would be required to be filed or furnished to the SEC if the Borrower was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act (whether or not the Borrower is then subject to such requirements), all such other reports and information that the Borrower would have been required to file or furnish pursuant thereto.

(b) All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, the Borrower shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (i) through (iii) of Section 7.03(a) with the SEC for public availability within the time periods specified therein at any time the Borrower is then subject to Section 13(a) or 15(d) of the Exchange Act and make such information available to the Lenders upon request. The Borrower shall be deemed to have furnished such reports referred to above to the Administrative Agent and the Lenders if the Borrower has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. If, notwithstanding the foregoing, the SEC will not accept the Borrower’s filings for any reason, the Borrower will post the reports referred to in the preceding paragraph on its website within the time periods that would apply to non-accelerated filers if the Borrower were required to file those reports with the SEC. The Borrower agrees that, for so long as any Loans remain outstanding, it will hold and participate in quarterly conference calls with the Lenders and securities analysts relating to the financial condition and results of operations of the Borrower and the Restricted Subsidiaries.

7.04 Compliance Certificate.

(a) The Borrower shall deliver to the Administrative Agent, within 120 days after the end of each fiscal year ending after the Effective Date, a certificate from an Authorized Representative of the Borrower stating that a review of the activities of the Borrower and the Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Representative with a view to determining whether the Borrower has kept, observed, performed and fulfilled their obligations under this Agreement and the other Loan Documents, and further stating, as to each such Authorized Representative signing such certificate, that, to the best of his or her knowledge, the Borrower and the Restricted Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in this Agreement and the other Loan Documents applicable to them and are not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Borrower is taking or proposes to take with respect thereto).

(b) The Borrower shall, so long as any of the Loans are outstanding, deliver to the Administrative Agent, within 10 Business Days of any of its Authorized Representatives becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Borrower is taking or proposes to take with respect thereto.

7.05 Payment of Taxes. The Borrower shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all taxes, assessments, and governmental levies except (i) such as are contested in good faith and by appropriate proceedings or (ii) where the failure to make such payments would not reasonably be expected to have a Material Adverse Effect.

7.06 [Reserved].

7.07 Additional Security; Additional Subsidiary Guarantors; Internal Charterers; Further Assurances.

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, at any time and from time to time, (x) at the expense of the Borrower or such Restricted Subsidiary, promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary, or that the Administrative Agent may reasonably require, to perfect, preserve, protect and maintain any Lien granted or purported to be granted hereby or by the other Loan Documents, or to enable the Pari Passu Collateral Agent to exercise and enforce its rights and remedies with respect to any Collateral and (y) keep on board the Collateral Rig each such document or record as may be required by law and cause such particulars relating to the relevant Collateral Rig Mortgage to be recorded as may be required by law. Without limiting the generality of the foregoing, the Borrower will execute and file, or cause to be filed, such financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), or amendments thereto, such amendments or supplements to any Collateral Rig Mortgage, and such other instruments or notices, as may be reasonably necessary, or that the Administrative Agent may reasonably require, to perfect, preserve, protect and maintain the Liens granted or purported to be granted hereby and by the Loan Documents.

(b) The Borrower and the other Loan Parties hereby authorize the Pari Passu Collateral Agent to file one or more financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), and amendments thereto, relative to all or any part of the Collateral without the signature of the Borrower or any other Loan Party, where permitted by law. The Pari Passu Collateral Agent will promptly send the Borrower a copy of any financing or continuation statements which it may file without the signature of the Borrower or any other Loan Party and the filing or recordation information with respect thereto.

(c) (1) If at any time (w) any Subsidiary of the Borrower becomes a Collateral Vessel-Owning Subsidiary, (x) any Collateral Vessel-Owning Subsidiary forms or acquires any new direct or indirect Restricted Subsidiary that would be required to become a Subsidiary Guarantor in accordance with the definition thereof, (y) any Subsidiary of the Borrower becomes an Equity-Owning Subsidiary or (z) any Subsidiary of the Borrower becomes an Internal Charter (each such new or additional Collateral Vessel-Owning Subsidiary, Equity-Owning Subsidiary, Internal Charterer or Restricted Subsidiary, an “Additional Subsidiary Guarantor”), such Additional Subsidiary Guarantor shall be required to execute and deliver to the Administrative Agent or Pari Passu Collateral Agent, as applicable, a supplement to each of the U.S. Subsidiary Guaranty and (other than in the case of an Equity-Owning Subsidiary) the U.S. Security Agreement, in each case, substantially in the form attached thereto (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Subsidiary Guaranties as would have been entered into by the respective Additional Subsidiary Guarantor if same had been a Subsidiary Guarantor on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)), and in each case shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to Section 6 if such Subsidiary had been a Loan Party on the Effective Date, including delivery of legal opinions and, with respect to new or additional Collateral Vessel-Owning Subsidiaries, the execution and delivery of Collateral Rig Mortgages. The Borrower agrees that each action required above by this Section 7.07(c)(1) shall be completed contemporaneously with (or, except with respect to Collateral Rig Mortgages, within 30 days of) such Subsidiary becoming an Additional Subsidiary Guarantor.

(2) If at any time any Subsidiary of the Borrower becomes an Equity-Owning Subsidiary, such Subsidiary shall be required to execute and deliver to the Pari Passu Collateral Agent, counterparts of or a supplement (substantially in the form attached thereto), as applicable, to the U.S. Pledge Agreement (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Pledge Agreements as would have been entered into by the respective Equity-Owning Subsidiary if same had been an Equity-Owning Subsidiary on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)) and shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to Section 6 if such Subsidiary had been an Equity-Owning Subsidiary on the Effective Date, including delivery of legal opinions. The Borrower agrees that each action required above by this Section 7.07(c)(II) shall be completed contemporaneously with (or within 30 days of) such Subsidiary becoming an Equity-Owning Subsidiary.

(d) The Borrower will promptly, but in any event within five (5) Business Days, notify the Administrative Agent, in writing, of any appointment of or termination of the appointment of, an Approved Manager. Prior to or concurrently with the execution and delivery of any management Agreement, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Approved Manager to execute and deliver to the Administrative Agent an Assignment of Management Agreement. Prior to or concurrently with the execution and delivery of any Internal Charter, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Internal Charter to execute and deliver to the Administrative Agent an Assignment of Internal Charter.

7.08 Limitations on Liens. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist (a) any Lien of any kind on any Collateral, except pursuant to a Security Document or the Intercreditor Agreement and except for Permitted Collateral Liens, or (b) any Lien of any kind securing Indebtedness on any of its property or assets that are not Collateral, except for Permitted Liens.

7.09 Limitations on Consolidation or Merger etc.

(a) The Borrower will not directly or indirectly: (i) amalgamate, consolidate or merge with or into another Person (whether or not the Borrower is the Person formed by or surviving any such amalgamation, consolidation or merger); or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Borrower and the Restricted Subsidiaries, taken as a whole, in each case, in one transaction or a series of related transactions, including by way of liquidation or dissolution, to another Person, unless:

(i) either (1) the Borrower will be the surviving or continuing Person or (2) the Person formed by or surviving any such amalgamation, consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of a Permitted Jurisdiction; provided that, except with respect to a Person organized or existing under the laws of Luxembourg or the United States of America, there shall be no adverse tax consequence or regulatory impact to any Lender, other than in any immaterial respect (the Borrower or such Person, as the case may be, being herein called the “Successor Borrower”);

(ii) the Successor Borrower (if other than the Borrower) assumes all the Obligations of the Borrower under this Agreement and the Security Documents to which the Borrower is a party, if any, and agrees to be bound by all the provisions of this Agreement and such Security Documents pursuant to an amendment or supplement thereto or other documents or instruments, in form and substance reasonably acceptable to the Administrative Agent;

(iii) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iv) except with respect to a transaction solely between or among the Borrower and any of the Restricted Subsidiaries, immediately after giving pro forma effect to such transaction, any related financing transactions and the use of proceeds therefrom and treating any Indebtedness that becomes an obligation of the Borrower or any of the Restricted Subsidiaries as a result of such transaction as having been Incurred by the Borrower or such Restricted Subsidiary, as the case may be, at the time of the transaction, either (1) the Borrower or the Successor Borrower (if other than the Borrower) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test in 7.11(a) or (2) the Borrower or the Successor Borrower (if other than the Borrower) would have a Consolidated Interest Coverage Ratio for the applicable four quarter period not lower than such ratio prior to giving effect to such transaction;

(v) in the event that the Successor Borrower is organized in a jurisdiction that is different from the jurisdiction in which Borrower was organized immediately before giving effect to such transaction, the Successor Borrower has delivered to the Administrative Agent an opinion of counsel satisfactory to the Administrative Agent stating that the obligations of the Successor Borrower under this Agreement are enforceable under the laws of such Permitted Jurisdiction, subject to customary exceptions; and

(vi) the Borrower or Successor Borrower delivers to the Administrative Agent certificate of an Authorized Representative and opinion of counsel, in each case, stating that such amalgamation, consolidation, merger or transfer and each such amendment and supplement or other documents or instruments comply with this covenant.

For the purposes of the foregoing, entry by the Borrower or any Restricted Subsidiary of the Borrower into one or more Drilling Contracts or other charters, pool agreements or drilling contracts with respect to any Rigs will be deemed not to constitute a sale, assignment, transfer, conveyance or other disposition subject to this Section 7.09(a).

(b) No Subsidiary Guarantor will, directly or indirectly, amalgamate, consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Borrower or another Subsidiary Guarantor, unless:

(i) immediately after giving effect to such transaction or series of related transactions, no Default or Event of Default exists;

(ii) either:

(1) (x) such Subsidiary Guarantor is the surviving Person or (y) the Person formed by or surviving any such consolidation or merger is a Person organized or existing under the laws of a Permitted Jurisdiction (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”) and the Successor Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Agreement and its Subsidiary Guaranty and any Security Documents pursuant to an amendment or supplement thereto or other documents or instruments in form and substance reasonably satisfactory to the Administrative Agent; or

(2) such consolidation or merger does not violate the provisions in Section 7.18;

(iii) the Borrower delivers to the Administrative Agent a certificate of an Authorized Representative and opinion of counsel, each stating that such merger or consolidation and each such amendment and supplement or other documents or instruments comply with this covenant;

(iv) if applicable, the Successor Guarantor causes such amendments, supplements or other instruments with respect to the Security Documents to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Pari Passu Collateral Agent on any Collateral owned by or transferred to the Successor Guarantor and deliver an opinion of counsel as to the enforceability thereof and such other matters as the Administrative Agent may reasonably request; and

(v) any Collateral owned by or transferred to the Successor Guarantor shall (1) continue to constitute Collateral under this Agreement and the Security Documents, (2) be subject to the Lien in favor of the Collateral Agent for the benefit of the holders of the Pari Passu Obligations and (3) not be subject to any Lien other than Permitted Collateral Liens.

(c) Upon any amalgamation, consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Borrower in accordance with clauses (a) and (b) above in which the Borrower is not the surviving entity, the Successor Borrower shall succeed to, and be substituted for (so that from and after the date of such amalgamation, consolidation or merger, sale, assignment, transfer, conveyance or other disposition, the provisions of the Loan Documents referring to the “Borrower” shall refer instead to the Successor Borrower and not the Borrower), and may exercise every right and power of, the Borrower under this Agreement with the same effect as if the Successor Borrower had been named as the Borrower in this Agreement, and thereafter, the Borrower will be relieved of all obligations and covenants under this Agreement and the Loan Documents

7.10 Limitations on Restricted Payments.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly make any Restricted Payments unless, at the time of and after giving effect to such Restricted Payment:

(i) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(ii) the Borrower could directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, “Incur,” “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing), at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in Section 7.11(a) and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Borrower and the Restricted Subsidiaries since the Effective Date (excluding Restricted Payments permitted by clauses (ii) through (x) of Section 7.10(b)), is less than the sum, without duplication, of:

(1) 50% of the Borrower’s Consolidated Net Income on a consolidated basis for the period (taken as one accounting period) beginning on October 1, 2012 and ending on the last day of the Borrower’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2) 100% of the aggregate net cash proceeds or the Fair Market Value of assets other than cash, in each case received by the Borrower or any Restricted Subsidiary from any Person other than the Borrower or any of its Subsidiaries since the Effective Date as a contribution to its common equity capital or from the issue or sale of the Borrower’s Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Borrower, in each case that have been converted into or exchanged for Equity Interests (other than Disqualified Stock) of the Borrower (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of the Borrower); plus

(3) to the extent that any Restricted Investment that was made after the Effective Date is sold or disposed of for cash or Cash Equivalents or otherwise cancelled, liquidated or repaid for cash or Cash Equivalents, the lesser of (x) the return of capital received in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus

(4) to the extent that any Unrestricted Subsidiary designated as such after the Effective Date is redesignated as a Restricted Subsidiary, the lesser of (x) the Fair Market Value of the Restricted Investment made by the Borrower or any of the Restricted Subsidiaries in such Subsidiary as of the date of such redesignation and (y) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Effective Date.

(b) The provisions of Section 7.10(a) will not prohibit:

(i) the payment of any dividend or distribution or the consummation of any irrevocable redemption within sixty (60) days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Agreement;

(ii) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower) of, Equity Interests of the Borrower (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Borrower; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from Section 7.10(a)(iii)(2);

(iii) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Borrower or any Subsidiary Guarantor that is contractually subordinated to the Obligations with the net cash proceeds from a substantially concurrent Incurrence of Permitted Refinancing Indebtedness;

(iv) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary that is not a wholly owned Subsidiary of the Borrower to the holders of its Equity Interests on a pro rata basis or basis more favorable to the Borrower or its Restricted Subsidiaries;

(v) so long as no Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Borrower or any Restricted Subsidiary of the Borrower held by any current or former officer, director or employee of the Borrower or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, employee stock ownership plan or similar trust, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5,000,000 in any calendar year (with any portion of such $5,000,000 amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount);

(vi) the purchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants, rights to acquire Equity Interests or other convertible securities, to the extent such Equity Interests represent a portion of the exercise or conversion price thereof or the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Borrower or any Restricted Subsidiary of the Borrower held by any current or former officers, directors or employees of the Borrower or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(vii) any purchase, redemption, defeasance or other acquisition or retirement of any Indebtedness subordinated to the Obligations from proceeds of an Asset Sale or in the event of a Change of Control, in each case only if prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Borrower or a Restricted Subsidiary has made the Asset Sale Offer or Change of Control Offer, as applicable, as provided in this Agreement and has completed the repurchase or redemption of all Loans validly tendered for payment in connection with such Asset Sale Offer or Change of Control Offer in accordance with the requirements of this Agreement;

(viii) so long as no Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Borrower or any Preferred Stock of any Restricted Subsidiary of the Borrower issued on or after the Effective Date in accordance with the covenant described in Section 7.11;

(ix) cash payments in lieu of the issuance of fractional shares, or payments to dissenting stockholders (x) pursuant to applicable law or (y) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Agreement; and

(x) so long as no Event of Default has occurred and is continuing, any other Restricted Payment so long as the amount of such Restricted Payment, together with the aggregate amount of all other Restricted Payments made under this clause (x) since the Effective Date, does not exceed the greater of (x) $125,000,000 and (y) 2.5% of Consolidated Net Tangible Assets as of the date such Restricted Payment is made.

(c) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Borrower or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. For purposes of determining compliance with this Section 7.10, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in Section 7.10(a) or the preceding Sections 7.10(b)(i) through 7.10(b)(x) or as a Permitted Investment, the Borrower will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

7.11 Limitations on Indebtedness.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Debt) or issue any Disqualified Stock, and the Borrower will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Borrower or any Restricted Subsidiary may Incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Restricted Subsidiary may issue Preferred Stock, if the Consolidated Interest Coverage Ratio for the Borrower’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness, Disqualified Stock or Preferred Stock had been Incurred or issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 7.11(a) will not prohibit the Incurrence of Permitted Debt.

(c) For purposes of determining compliance with this Section 7.11, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt, or is entitled to be Incurred pursuant to Section 7.11(a), the Borrower or the applicable Restricted Subsidiary will be permitted to classify such item of Indebtedness (or any portion thereof) on the date of its Incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of the same class of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Consolidated Interest Expense of the Borrower as accrued. Further, the reclassification of any lease or other liability of the Borrower or any Restricted Subsidiary as Indebtedness due to a change of accounting principles after the Effective Date will not be deemed an incurrence of Indebtedness for purposes of this covenant.

(d) For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in another currency will be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (i) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than dollars, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (ii) the Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Effective Date will be calculated based on the relevant currency exchange rate in effect on the Effective Date.

(e) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Borrower or the applicable Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination;

(b) the amount of the Indebtedness of the other Person; and

(4) in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by the specified Person at such date.

7.12 Transactions with Affiliates.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower and any Restricted Subsidiary (each, an “Affiliate Transaction”) involving, with respect to any such transaction or series of related transactions, payments or consideration in excess of $1,000,000, unless:

(i) the Affiliate Transaction is on terms that are either (1) no less favorable to the Borrower or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Borrower or such Restricted Subsidiary with a Person that is not an Affiliate of the Borrower and any Restricted Subsidiary or (2) if in the good faith judgment of the Borrower’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Borrower or the relevant Restricted Subsidiary from a financial point of view; and

(ii) the Borrower delivers to the Administrative Agent:

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25,000,000, a resolution of the Board of Directors of the Borrower set forth in a certificate of an Authorized Representative certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Borrower; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50,000,000, an opinion issued to the Board of Directors of the Borrower by an accounting, appraisal or investment banking firm of international standing or generally recognized in the shipping or offshore drilling industries as qualified to perform the tasks for which such firm has been engaged as to the fairness to the Borrower or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of such

Affiliate Transaction are no less favorable to the Borrower or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Borrower or such Restricted Subsidiary with a Person that is not an Affiliate of the Borrower and any Restricted Subsidiary.

(b) For the avoidance of doubt, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration of $25,000,000 or less, the determination that such Affiliate Transaction or series of Affiliate Transactions complies with this covenant may be made by a Financial Officer of the Borrower.

(c) The following items will not be deemed to be Affiliate Transactions, as applicable, and, therefore, will not be subject to the provisions of Sections 7.12(a) or 7.12(b):

(i) any employment agreement, employee benefit plan, compensation plan or arrangement, officer or director indemnification agreement or any similar arrangement entered into by the Borrower or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto;

(ii) payment of reasonable directors’ fees to directors of the Borrower or any Restricted Subsidiary;

(iii) transactions solely between or among the Borrower and/or any of its Restricted Subsidiaries;

(iv) the issuance or sale of Equity Interests (other than Disqualified Stock) of the Borrower to, or receipt of capital contributions from, Affiliates of the Borrower;

(v) loans or advances to employees of the Borrower or any Restricted Subsidiary in the ordinary course of business not to exceed $7,500,000 in the aggregate at any one time outstanding;

(vi) transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Borrower solely because the Borrower owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(vii) Permitted Investments and Restricted Payments that do not violate Section 7.10;

(viii) transactions between the Borrower or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Borrower or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Borrower or such Restricted Subsidiary, as applicable, on any matter involving such other Person; and

(ix) any agreement as in effect on the Effective Date or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the Lenders).

7.13 Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or permit to become effective any consensual encumbrance or restriction on the ability of any of the Restricted Subsidiaries to:

(i) pay dividends or make any other distributions on its Capital Stock to the Borrower or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Borrower or any of the Restricted Subsidiaries; provided that the priority that any series of preferred stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this covenant;

(ii) make loans or advances to the Borrower or any of the Restricted Subsidiaries; or

(iii) sell, lease or transfer any of its properties or assets to the Borrower or any of the Restricted Subsidiaries (all such actions set forth in these clauses (i) through (iii) above being collectively referred to as “Intercompany Transfers”).

(b) However, the preceding restrictions will not apply to encumbrances or restrictions on the ability of any of the Restricted Subsidiaries to make Intercompany Transfers existing under or by reason of:

(i) agreements governing Indebtedness as in effect on the Effective Date, including under the Revolving Credit Agreement, this Agreement, the Senior Notes, the SSCF and the Existing PDV Notes indenture, in each case as in effect on the Effective Date;

(ii) restrictions contained in, or in respect of, Hedging Obligations permitted to be Incurred by this Agreement;

(iii) the Loan Documents;

(iv) applicable law, rule, regulation or order;

(v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Borrower or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Agreement to be Incurred;

(vi) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(vii) purchase money obligations for property acquired in the ordinary course of business, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or mortgaged or leased of the nature described in Section 7.13(a)(iii);

(viii) any agreement for the sale or other disposition of the Capital Stock or all or substantially all of the assets of any Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(ix) Liens permitted to be Incurred under Section 7.08 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x) provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets that are the subject of such agreements;

(xi) restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(xii) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in Sections 7.13(b)(i), 7.13(b)(iii), 7.13(b)(v) and 7.13(b)(vii); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(xiii) encumbrances or restrictions of the nature described in Section 7.13(a)(iii) with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property; and

(xiv) instruments governing Indebtedness that is permitted to be Incurred subsequent to the Effective Date pursuant to Section 7.11; provided that, at the time such Indebtedness is Incurred, either (1) such encumbrance or restriction is customary for financings of the same type, and such restrictions would not reasonably be expected to materially impair the Borrower’s ability to make scheduled payments of interest and principal on the Term Loans when due or any Subsidiary Guarantor’s ability to make payment of its Obligations, as determined in good faith by the Board of Directors of Borrower or a Financial Officer of the Borrower or (2) restrictions therein are not materially more restrictive, taken as a whole, than those contained in (x) the Loan Documents, the 2013 Indenture and the Senior Notes or (y) the Revolving Credit Agreement, the SSCF or the Existing PDV Notes indenture as in effect on the Effective Date, as determined in good faith by the Board of Directors or a Financial Officer of the Borrower.

7.14 [Reserved].

7.15 Designating Unrestricted Subsidiaries and Restricted Subsidiaries.

(a) The Board of Directors of the Borrower may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if:

(i) the Borrower would be permitted to make (1) a Permitted Investment or (2) an Investment pursuant to Section 7.10 above, in either case, in an amount equal to the Fair Market Value of all outstanding Investments owned by the Borrower and the Restricted Subsidiaries in such Subsidiary at the time of such designation;

(ii) such Restricted Subsidiary meets the definition of an “Unrestricted Subsidiary”;

(iii) the designation would not constitute or cause (with or without the passage of time) a Default or Event of Default or no Default and Event of Default would be in existence following such designation; and

(iv) the Borrower delivers to the Administrative Agent a certified copy of a resolution of the Board of Directors of Borrower giving effect to such designation and a certificate of an Authorized Representative certifying that such designation complied with the preceding conditions and was permitted under to Section 7.10.

If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Borrower and the Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under to Section 7.10 or under one or more clauses of the definition of Permitted Investments, as determined by the Borrower.

If, at any time, any Unrestricted Subsidiary designated as such would fail to meet the preceding requirements as an Unrestricted Subsidiary, then such Subsidiary will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant set forth under Section 7.11 the Borrower or the applicable Restricted Subsidiary will be in default of such covenant.

(b) The Board of Directors of the Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary if:

(i) the Borrower and the Restricted Subsidiaries could Incur the Indebtedness which is deemed to be Incurred upon such designation under Section 7.11, equal to the total Indebtedness of such Subsidiary calculated on a pro forma basis as if such designation had occurred on the first day of the four-quarter reference period;

(ii) the designation would not constitute or cause a Default or Event of Default; and

(iii) the Borrower delivers to the Administrative Agent a certified copy of a resolution of the Board of Directors of the Borrower giving effect to such designation and a certificate of an Authorized Representative certifying that such designation complied with the preceding conditions, including the Incurrence of Indebtedness under Section 7.11.

7.16 Business. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Borrower and the Restricted Subsidiaries taken as a whole.

7.17 Rights to Earnings from the Collateral Rigs. The Borrower will not permit any of its Subsidiaries (other than any Subsidiary Guarantor) to be or become party to a Drilling Contract in respect of a Collateral Rig (including as a charterer of a Collateral Rig) or otherwise hold the right to directly receive any Earnings or any other Related Assets with respect to a Collateral Rig; provided, that a Local Content Subsidiary may be a party to a Drilling Contract in respect of a Collateral Rig or otherwise hold the right to receive Earnings or to any Related Assets with respect to a Collateral Rig to the extent required by any law or regulation of any applicable jurisdiction, so long as such Local Content Subsidiary does not receive more than 20% of the Earnings or Related Assets with respect to such Collateral Rig. The Borrower shall, or shall cause one or more of the Subsidiary Guarantors to, at all times maintain the Earnings Accounts, and each Earnings Account shall at all times be in the name of the Borrower or a Subsidiary Guarantor.

7.18 Limitation on Asset Sales.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(i) the Borrower or the Restricted Subsidiary, as the case may be, receives consideration at the time of consummation of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration received in such Asset Sale by the Borrower or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, to the extent that any disposition in such Asset Sale was of Collateral, the non-cash consideration received is pledged as Collateral under the Security Documents within 20 Relevant Business Days, in accordance with the requirements set forth in this Agreement;

provided, that the foregoing requirements shall not apply with respect to any Involuntary Transfer.

(b) For purposes of Section 7.18(a)(ii), each of the following will be deemed to be cash:

(i) any Indebtedness or other liabilities, as shown on the Borrower’s most recent consolidated balance sheet, of the Borrower or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Obligations) that are assumed, repaid or retired by the transferee of any such assets so long as the Borrower or such Restricted Subsidiary is released from further liability;

(ii) any securities, notes or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are, within one hundred eighty (180) days after receipt thereof, converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(iii) any stock or assets of the kind referred to in Sections 7.18(c)(ii) or 7.18(c)(iv).

(c) Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, an Involuntary Transfer), the Borrower or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds at its option to any combination of the following:

(i) to purchase, repay or prepay Pari Passu Obligations or other secured Indebtedness of the Borrower or any Subsidiary Guarantor or, in the case of an Asset Sale other than of Collateral, any Indebtedness (other than Indebtedness that is subordinated in right of payment to the Obligations, whether or not secured (including, without limitation, prepayments of Term Loans)) of the Borrower or any Restricted Subsidiary (and, to the extent required pursuant to the terms of the Revolving Credit Agreement (as in effect on the Effective Date) in the case of revolving obligations, to correspondingly reduce commitments with respect thereto);

(ii) to acquire all or substantially all of the assets of, or any Capital Stock of, any Person primarily engaged in a Permitted Business, if, in the case of any such acquisition of Capital Stock, such Person is or becomes a Restricted Subsidiary after giving effect to such acquisition;

(iii) to make a capital expenditure for the Borrower or any of its Restricted Subsidiaries; or

(iv) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation,

Rigs, related assets and any related Ready for Sea Costs) for the Borrower or any of the Restricted Subsidiaries or make any deposit, installment or progress payment in respect of such assets or payment of any related Ready for Sea Costs, provided that (a) a binding commitment made within the 365-day period described above by the Borrower or the applicable Restricted Subsidiary to apply Net Proceeds from an Asset Sale in accordance with Sections 7.18(c)(ii), 7.18(c)(iii) and/or 7.18(c)(iv) above shall satisfy the requirements of such clauses with respect to such Net Proceeds, so long as (i) with respect to any binding commitment to purchase, acquire or construct an Additional Vessel with such Net Proceeds, such Net Proceeds are actually so applied within the later of three hundred sixty-five (365) days from the receipt thereof from such Asset Sale and three hundred sixty-five (365) days from the date any such binding commitment is made, and (ii) with respect to any other binding commitment to apply Net Proceeds pursuant to such clauses, such Net Proceeds are actually so applied within the later of three hundred sixty-five (365) days from the receipt thereof from such Asset Sale and one hundred eighty (180) days from the date any such binding commitment is made, and (y) if all or any portion of the assets sold or transferred in such Asset Sale constituted Collateral, in the case of any application of Net Proceeds pursuant to Sections 7.18(c)(ii) or 7.18(c)(iv), the Borrower shall, or shall cause the applicable Restricted Subsidiary to, pledge any assets (including, without limitation, any acquired Capital Stock) acquired with such Net Proceeds to secure the Pari Passu Obligations on a first-priority secured basis (subject to the payment priority in favor of the holders of Revolving Credit Obligations set forth in the Intercreditor Agreement and subject to Permitted Collateral Liens) pursuant to the Security Documents in accordance with this Agreement.

(d) Pending the final application of any Net Proceeds, the Borrower or the applicable Restricted Subsidiary may apply the Net Proceeds to temporarily reduce outstanding revolving credit Indebtedness of the Borrower or any of the Restricted Subsidiaries, respectively, or invest the Net Proceeds in cash and Cash Equivalents.

(e) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 7.18(c) will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25,000,000, the Borrower will, within ten (10) business days thereof, make an offer (an “Asset Sale Offer”) to all Lenders and the Borrower will, or will cause the applicable Restricted Subsidiary, to make an Asset Sale Offer to all holders of unsubordinated Indebtedness of the Borrower or such Restricted Subsidiary containing provisions similar to those set forth in this Agreement with respect to offers to purchase or redeem such Indebtedness with the proceeds of sales of assets to purchase or redeem the maximum principal amount of Loans and such unsubordinated Indebtedness that may be purchased or redeemed out of the Excess Proceeds; provided, that to the extent such Excess Proceeds were received in respect of the sale or transfer of assets that constituted Collateral, an Asset Sale Offer will be made solely to holders of Pari Passu Obligations. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of the Lenders on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Borrower and the Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Agreement. If the aggregate principal amount of Indebtedness tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds, the tendered Loans will be purchased on a pro rata basis and, if applicable, the Borrower will select such other Indebtedness for purchase or redemption based on amounts tendered or required to be prepaid. For the purposes of calculating the principal amount of any such Indebtedness not denominated in U.S. dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of the business day immediately prior to the date on which the Asset Sale Offer is announced. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(f) Notwithstanding anything to the contrary contained in this Section 7.18 with respect to any Asset Sale that is an Event of Loss, such Event of Loss and the Event of Loss Proceeds in respect thereof will be governed by Section 4.02(a) and not this Section 7.18.

(g) In the event that, pursuant to this section 7.18, the Borrower is required to commence an Asset Sale Offer, each such Asset Sale Offer shall remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Asset Sale Offer Period”). No later than five Business Days after the termination of the Asset Sale Offer Period (the “Asset Sale Offer Settlement Date”), the Issuer shall apply all Excess Proceeds as set forth above.

(h) Upon the commencement of an Asset Sale Offer, the Borrower shall deliver a notice to the Administrative Agent, which the Administrative Agent shall promptly deliver to each Lender. The notice shall state:

(i) that the Asset Sale Offer is being made pursuant to this Section 7.18 and the length of time the Asset Sale Offer shall remain open, including the time and date the Asset Sale Offer will terminate (the “Asset Sale Offer Termination Date”);

(ii) the amount of Excess Proceeds, the offer price (as set forth above) and the Asset Sale Offer Settlement Date;

(iii) that the Lenders electing to have any Loans purchased pursuant to any Asset Sale Offer shall be required to notify the Borrower and the Administrative Agent at least one Business Day before the Asset Sale Offer Termination Date; and

(iv) that Lenders shall be entitled to withdraw their election if the Administrative Agent, receives, prior to the Asset Sale Offer Termination Date, a facsimile transmission or letter setting forth the name of the Lender, a statement that such Lender is withdrawing its election to have its Loans purchased and the principal amount of the Loans with respect to which such Lender is withdrawing its election.

SECTION 8. Events of Default. Each of the following specified events shall constitute an “Event of Default”:

8.01 Payments. The Borrower shall (a) default in the payment when due of any principal of any Loan or any Note or (b) default, and such default shall continue unremedied for 30 or more Business Days, in the payment when due of any interest on any Loan or Note or any Fees or any other amounts owing hereunder or under any other Loan Document; or

8.02 Representations, etc. Any representation, warranty or statement made or deemed made by any Loan Party herein or in any other Loan Document or in any certificate delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue or misleading in any material respect on the date as of which made or deemed made; or

8.03 Covenants.

(a) Failure by the Borrower or any Subsidiary Guarantor to comply with Section 7.09; or

(b) (i) except with respect to Section 7.03, failure by the Borrower or any of the Restricted Subsidiaries for 60 days after notice to the Borrower by the Administrative Agent to comply with any covenant or agreement (other than a default referred to in Sections 8.01 or 8.03(a)) or the Security Documents, or (ii) failure by the Borrower for 120 days after notice to the Borrower by the Administrative Agent to comply with Section 7.03.

8.04 Cross Default. Default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Borrower or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Borrower or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Effective Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in either case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25,000,000 or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 60 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Loans shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

8.05 Judgments. Failure by the Borrower or any of the Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

8.06 Security Documents.

(a) the Security Documents shall for any reason cease to create a valid and perfected first-priority Lien (subject to payment priorities in favor of holders of Revolving Credit Obligations pursuant to the terms of the Intercreditor Agreement described herein and subject to Permitted Liens) on any portion of the Collateral having a Fair Market Value in excess of $25,000,000 (in each case, other than in accordance with the terms of this Agreement, the Intercreditor Agreement or the terms of the Security Documents) or (b) the Borrower or any Restricted Subsidiary asserts in writing that any Lien created under the Security Documents is invalid or unenforceable;

8.07 Guarantees. Except as permitted by this Agreement or any Subsidiary Guaranty, any Subsidiary Guaranty of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor that is a Significant Subsidiary, or any Person duly acting on behalf of any such Subsidiary Guarantor, denies or disaffirms its obligations under its Subsidiary Guaranty; and

8.08 Bankruptcy, etc. The Borrower or any Restricted Subsidiary that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, takes any of the following actions, pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents in writing to the entry of an order for relief against it in an involuntary case,

(c) consents in writing to the appointment of a Custodian of it or for all or substantially all of its property,

(d) makes a general assignment for the benefit of its creditors, or

(e) admits in writing it generally is not paying its debts as they become due; or

(f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Borrower, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, in an involuntary case;

(ii) appoints a Custodian (1) of the Borrower, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, or (2) for all or substantially all of the property of the Borrower, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(iii) orders the liquidation of the Borrower, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default described in this Section 8.08 with respect to the Borrower or a Subsidiary Guarantor, all outstanding Obligations will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Administrative Agent or the Required Lenders may (and the Administrative Agent will, if directed by the Required Lenders) declare all the Loans to be due and payable immediately.

Notwithstanding the foregoing, the Required Lenders by notice to the Administrative Agent may, on behalf of all Lenders, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Agreement except a continuing Default or Event of Default in the payment of principal of, or premium, if any, interest, if any, on, the Loans (other than a payment Default or Event of Default that resulted from an acceleration that has been rescinded).

SECTION 9. The Administrative Agent.

9.01 Appointment. The Lenders in their capacities as Lenders hereby irrevocably designate and appoint Citibank, N.A., as Administrative Agent to act as specified herein and in the other Loan Documents. Each Lender hereby irrevocably authorizes, and each holder of any Note by the acceptance of such Note shall be deemed irrevocably to authorize, the Administrative Agent to take such action on its behalf under the provisions of this Agreement, the other Loan Documents and any other instruments and agreements referred to herein or therein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. The Administrative Agent may perform any of its respective duties hereunder by or through its officers, directors, agents, employees or affiliates.

9.02 Nature of Duties.

(a) The Administrative Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other Loan Documents. Neither the Administrative Agent nor any of its officers, directors, agents, employees or affiliates shall be liable for any action taken or omitted by it or them hereunder or under any other Loan Document or in connection herewith or therewith, unless caused by its or their gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non–appealable decision). The duties of the Administrative Agent shall be mechanical and administrative in nature; the Administrative Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender or the holder of any Note, and nothing in this Agreement or in any other Loan Document, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any other Loan Document except as expressly set forth herein or therein.

(b) It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent in such capacity is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(c) The Administrative Agent, in such capacity, shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

9.03 Lack of Reliance on the Administrative Agent. Independently and without reliance upon the Administrative Agent, each Lender and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (b) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries and, except as expressly provided in this Agreement, the Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. The Administrative Agent shall not be responsible to any Lender or the holder of any Note for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Loan Document or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document, or the financial condition of the Borrower and its Subsidiaries or the existence or possible existence of any Default or Event of Default.

9.04 Certain Rights of the Administrative Agent. If the Administrative Agent requests instructions from the Required Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received instructions from the Required Lenders; and the Administrative Agent shall not incur liability to any Lender by reason of so refraining. Without limiting the foregoing, neither any Lender nor the holder of any Note shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of the Required Lenders.

9.05 Reliance. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by any Person that the Administrative Agent believed to be the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Loan Document and its duties hereunder and thereunder, upon advice of counsel selected by the Administrative Agent.

9.06 Indemnification. To the extent the Administrative Agent or the Pari Passu Collateral (or any of their respective Affiliates) is not reimbursed and indemnified by the Borrower, the Lenders will reimburse and indemnify the Administrative Agent or the Pari Passu Collateral Agent, as applicable (and their respective Affiliates and their respective partners, members, directors, officers, agents, employees and controlling persons (if any), as the case may be, of the Administrative Agent, the Pari Passu Collateral Agent and such Affiliate) in proportion to their respective Percentages, for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent or the Pari Passu Collateral Agent (or any of their respective Affiliates) in performing its duties hereunder or under any other Loan Document, or in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or the Pari Passu Collateral Agent’s (or such Affiliate’s) gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision); provided, further, that nothing in this Section 9.06 shall serve to relieve any Loan Party of its indemnification obligations under this Agreement and the other Loan Documents.

9.07 The Administrative Agent in its Individual Capacity. With respect to its obligation to make Loans under this Agreement, Citibank, N.A. shall have the rights and powers specified herein for a “Lender” and may exercise the same rights and powers as though it were not performing the Administrative Agent duties specified herein; and the term “Lender,” “Required Lenders” or any similar terms shall, unless the context clearly indicates otherwise, include Citibank, N.A. in its respective individual capacities. The Administrative Agent and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Loan Party or any Affiliate of any Loan Party (or any Person engaged in a similar business with any Loan Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Loan Party or any Affiliate of any Loan Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

9.08 Holders. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment, transfer or endorsement thereof, as the case may be, shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor.

9.09 Resignation by the Administrative Agent.

(a) The Administrative Agent may resign from the performance of all its respective functions and duties hereunder and/or under the other Loan Documents at any time by giving written notice to the Lenders and, unless a Default or an Event of Default under Section 8.08 then exists, the Borrower. Such resignation shall take effect upon the appointment of a successor Administrative Agent pursuant to clauses (b) and (c) below or as otherwise provided below.

(b) Upon any such notice of resignation by the Administrative Agent, the Required Lenders shall appoint a successor Administrative Agent hereunder or thereunder who shall be a commercial bank or trust company reasonably acceptable to the Borrower, which acceptance shall not be unreasonably withheld or delayed (provided that the Borrower’s approval shall not be required if an Event of Default then exists).

(c) If a successor Administrative Agent shall not have been so appointed within 15 days of the date of the applicable notice of resignation, the Administrative Agent may then (but is not obligated to) appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

(d) The Administrative Agent’s resignation will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent is appointed and (ii) the date 30 days after the giving of such notice of resignation by the Administrative Agent (regardless of whether a replacement Administrative Agent has been appointed pursuant to clauses (b) and (c) above). If no successor Administrative Agent has been appointed pursuant to clause (b) or (c) by the date on which the Administrative Agent’s resignation becomes effective, the Required Lenders shall thereafter perform all the duties of the Administrative Agent hereunder and/or under any other Loan Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

9.10 Co-Collateral Agent; Separate Collateral Agent. At any time or from time to time, in order to comply with any applicable requirement of law, the Administrative Agent may appoint another bank or trust company or one or more other persons, either to act as co-agent or agents on behalf of the Administrative Agent and the other Lender Creditors with such power and authority as may be necessary for the effectual operation of the provisions hereof and which may be specified in the instrument of appointment (which may, in the discretion of the

Administrative Agent, include provisions for indemnification and similar protections of such co-agent or separate agent substantially the same as those contained herein). Notwithstanding anything to the contrary contained herein, every such agent, sub-collateral agent and every co-agent shall, to the extent permitted by law, be appointed and act and be such, subject to the condition that no power given hereby, or which is provided herein or in any other Loan Document to any such co- agent, sub-collateral agent or agent shall be exercised hereunder or thereunder by such co-agent or agent except jointly with, or with the consent in writing of, the Administrative Agent.

9.11 Other Agents. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, none of the Syndication Agents, Lead Arrangers or Bookrunners listed on the cover page hereof or otherwise a party hereto (collectively, the “Other Agents”) shall have any powers, duties or responsibilities, nor shall the Other Agents have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against any Other Agent.

SECTION 10. Miscellaneous.

10.01 Payment of Expenses, etc. The Borrower hereby agrees to: (a) whether or not the transactions herein contemplated are consummated, pay all reasonable out-of-pocket costs and expenses of the Agents and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (including the reasonable fees and disbursements of Baker Botts L.L.P., the Administrative Agent’s special maritime counsel and, if reasonably necessary, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) in connection with the preparation, execution and delivery of this Agreement and the other Loan Documents and the documents and instruments referred to herein and therein and any amendment, waiver or consent relating hereto or thereto, of the Agents in connection with their syndication efforts with respect to this Agreement and of the Administrative Agent, and each of the Lenders in connection with the enforcement of this Agreement and the other Loan Documents and the documents and instruments referred to herein and therein or protection of their rights hereunder or thereunder or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or pursuant to any insolvency or bankruptcy proceedings; (b) pay and hold the Administrative Agent and each of the Lenders harmless from and against any and all present and future stamp, documentary, transfer, sales and use, value added, excise and other similar taxes with respect to the foregoing matters, the performance of any obligation under this Agreement or any other Loan Document or any payment thereunder, and save the Administrative Agent and each of the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to the Administrative Agent or such Lender) to pay such taxes; and (c) indemnify the Agents and each Lender, and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (each, an “Indemnified Party”) from and hold each of them harmless against any and all liabilities, obligations (including removal or remedial actions), losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements (including reasonable attorneys’ and consultants’ fees and disbursements) incurred by, imposed on or assessed against any of them as a result of, or arising out of, or in any way related to, or by reason of, (i) any investigation, litigation or other proceeding (whether or not any Indemnified Party is a party thereto and whether or not such investigation, litigation or other proceeding is brought by or on behalf of any Loan Party or any third party) related to the entering into and/or performance of this Agreement or any other Loan Document or the proceeds of any Loans hereunder or the consummation of the Transaction or any other transactions contemplated herein or in any other Loan Document or the exercise of any of their rights or remedies provided herein or in the other Loan Documents, or (ii) the actual or alleged presence of Hazardous Materials in the air, surface water or groundwater or on the surface or subsurface of any Rig or Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the generation, storage, transportation, handling, disposal or Release of Hazardous Materials by the Borrower or any of its Restricted Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the noncompliance with Environmental Law (including applicable permits thereunder) applicable to any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, or any Environmental Claim asserted against the Borrower or any of its Restricted Subsidiaries, or any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, including, in each case, the reasonable fees and disbursements of counsel and other consultants incurred in connection with any such investigation, litigation, claim or other proceeding; provided that no such Indemnified Party will be indemnified for costs, expenses or liabilities (a) to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the bad faith gross negligence or willful misconduct of such Indemnified Party or (b) to the extent arising from a litigation, claim or proceeding solely among such parties (other than claims against the Agents solely in their capacities as such, and other than any investigation, litigation, claim or proceeding arising out of any act or omission on the part of the Lenders, the Agents, or their respective Affiliates). To the extent that the undertaking to indemnify, pay or hold harmless any Indemnified Party set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law.

Without limiting the Borrower’s reimbursement, indemnification and contribution obligations set forth in this Section 10.01, in no event will such Indemnified Party have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Indemnified Party’s activities related to this Agreement or the other Loan Documents. In no event will the Borrower have any liability to the Indemnified Parties for any indirect, consequential, special or punitive damages in connection with or as a result of the Borrower’s activities relating to this Agreement or the other Loan Documents, other than reimbursement, indemnity and contribution obligations set forth in this Section 10.01 relating to indirect, consequential, special or punitive damages for which an Indemnified Party is liable or as set forth elsewhere in this Agreement.

10.02 Right of Setoff. In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent and each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to any Loan Party or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other Indebtedness at any time held or owing by the Administrative Agent or such Lender (including, without limitation, by branches and agencies of the Administrative Agent or such Lender wherever located) to or for the credit or the account of the Borrower or any of its Subsidiaries against and on account of the Obligations and liabilities of the Loan Parties to the Administrative Agent or such Lender under this Agreement or under any of the other Loan Documents, including, without limitation, all interests in Obligations purchased by such Lender pursuant to Section 10.06(b), and all other claims of any nature or description arising out of or connected with this Agreement or any other Loan Document, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

10.03 Notices.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows: if to the Borrower, at the address specified opposite its signature below or in the other relevant Loan Documents; if to any Lender, at its address specified to the Administrative Agent from time to time and if to the Administrative Agent, at the Notice Office; or, as to the Borrower or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Lender, at such other address as shall be designated by such Lender in a written notice to the Borrower and the Administrative Agent.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications, to the extent provided in Section 10.03(b), shall be effective as provided in such Section.

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 if such Lender has notified the Administrative Agent that it is incapable of receiving notices under Section 2 by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c) Change of Address, etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

(d) Platform.

(i) Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the other Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).

(ii) The Platform is provided “as is” and “as available.” Neither the Administrative Agent nor any of its Affiliates warrants the adequacy of the Platform and each of the Administrative Agent and its Affiliates expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Administrative Agent or any of its Affiliates in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Affiliates have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to this Section, including through the Platform.

10.04 Benefit of Agreement; Assignments; Participations.

(a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Borrower may not assign or transfer any of its rights, obligations or interest hereunder or under any other Loan Document without the prior written consent of the Lenders, and provided, further, that, although any Lender may transfer, assign or grant participations in its rights hereunder (including any rights to yield protection, taxes and other deductions that such assigning Lender is entitled to pursuant to this Agreement), such Lender shall remain a “Lender” for all purposes hereunder (and may not transfer or assign all or any portion of its Loans hereunder except as provided in Sections 2.11 and 10.04(b)) and the transferee, assignee or participant, as the case may be, shall not constitute a “Lender” hereunder and provided, further, that no Lender shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Loan Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 10.07(a) shall not constitute a reduction in the rate of interest or Fees payable hereunder) or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory prepayment in the Loans shall not constitute a change in the terms of such participation, and that an increase in any Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement or (iii) release all or substantially all of the Collateral under all of the Security Documents (except as expressly provided in the Loan Documents) supporting the Loans hereunder in which such participant is participating. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Loan Documents (the participant’s rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the participant relating thereto), except as provided in this Section 10.04(a). The Borrower agrees that each participant shall be entitled to the benefits of Sections 2.08, 2.09 and 4.07 (subject to the requirements and limitations therein, including the requirements under Section 4.07(g) (it being understood that the documentation required under Section 4.07(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such participant (1) agrees to be subject to the provisions of Sections 2.10 and 2.11 as if it were an assignee under paragraph (b) of this Section; and (2) shall not be entitled to receive any greater payment under Sections 2.08 or 4.07 with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in law, rule, regulation, treaty, order, guideline, or directive (or in the interpretation or administration thereof) that occurs after the participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.11 with respect to any participant.

(b) Notwithstanding the foregoing, any Lender (or any Lender together with one or more other Lenders) may (i) assign all or a portion of its outstanding Obligations hereunder to (x) to the Borrower or any Subsidiary of the Borrower pursuant to Purchase Offers under Section 2.12 (y) (1) any Affiliate of such Lender or (2) to one or more other Lenders or any Affiliate of any such other Lender (provided that any fund that invests in loans and is managed or advised by the same investment advisor of another fund which is a Lender (or by an Affiliate of such investment advisor) shall be treated as an Affiliate of such other Lender for the purposes of this sub-clause (x)(i)(B)) or (z) in the case of any Lender that is a fund that invests in loans, any other fund that invests in loans and is managed or advised by the same investment advisor of any Lender or by an Affiliate of such investment advisor, or (ii) with the consent of the Borrower, except for assignments to Affiliated Lenders or any Person that upon effectiveness of an assignment would be an Affiliated Lender (which consent (A) shall not be unreasonably withheld or delayed and shall not be required if any Default is then in existence and (B) shall be deemed to have been given to any such assignment unless it shall object thereto by written notice to the Administrative Agent within seven Business Days after having received notice thereof), assign all, or if less than all, a portion equal to an amount which shall not be less than $1,000,000 in the aggregate and in integral multiples of $1,000,000 thereof for the assigning Lender or assigning Lenders, of such outstanding Obligations hereunder to one or more Eligible Transferees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed or advised by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single Eligible Transferee), each of which assignees shall become a party to this Agreement as a Lender by execution of an Assignment and Assumption Agreement, provided that (I) at such time, Annex I shall be deemed modified to reflect the outstanding Loans of such new Lender and of the existing Lenders, (II) upon the surrender of the relevant Notes by the assigning Lender, new Notes will be issued, at the Borrower’s expense, to such new Lender and to the assigning Lender upon the request of such new Lender or assigning Lender, such new Notes to be in conformity with the requirements of Section 2.04 (with appropriate modifications) to the extent needed to reflect the revised outstanding Loans, (III) the consent of the Administrative Agent shall be required in connection with any such assignment pursuant to clause (ii) above (which consent shall not, in any case, be unreasonably withheld or delayed), except that the consent of the Administrative Agent shall not be required for any assignment to an Affiliated Lender or a Person that upon effectiveness of an assignment would be an Affiliated Lender, except for the separate consent rights of the Administrative Agent pursuant to clause (e) of this Section 10.04, (IV) the Administrative Agent shall receive at the time of each such assignment, from the assigning or assignee Lender, the payment of a non-refundable assignment fee of $3,500, which fee may be waived by the Administrative Agent in its discretion, and (V) no such transfer or assignment will be effective until recorded by the Administrative Agent on the Register pursuant to Section 10.15. To the extent of any assignment pursuant to this Section 10.04(b), the assigning Lender shall be relieved of its obligations hereunder with respect to its assigned outstanding Loans. To the extent that an assignment of all or any portion of a Lender’s Commitments and related outstanding Obligations pursuant to this Section 10.04(b) (other than an assignment pursuant to Section 2.11) would, at the time of such assignment, result in increased costs under Sections 2.08 or 4.07 in excess of those being charged by the respective assigning Lender immediately prior to such assignment, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower, in accordance with and pursuant to the other provisions of this Agreement, shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment).

(c) Notwithstanding anything to the contrary contained herein, other than acquisitions or repurchases of Loans by the Borrower or any Subsidiary of the Borrower pursuant to Purchase Offers under Section 2.13, neither the Borrower nor any Subsidiary of the Borrower may acquire by assignment, participation or otherwise any right to or interest in any of the Commitments or Loans and (and any such attempted acquisition shall be null and void). Notwithstanding anything to the contrary contained herein, other than as set forth in clause (e) below, no Affiliate of the Borrower may acquire by assignment, participation or otherwise any right to or interest in any of the Commitments or Loans and (and any such attempted acquisition shall be null and void).

(d) Nothing in this Agreement shall prevent or prohibit any Lender from pledging its Loans and Notes hereunder to a Federal Reserve Bank or any central bank having jurisdiction over such Lender in support of borrowings made by such Lender from such Federal Reserve Bank or central bank and, with prior notification to the Administrative Agent (but without the consent of the Administrative Agent or the Borrower), any Lender which is a fund may pledge all or any portion of its Loans and Notes to its trustee or to a collateral agent providing credit or credit support to such Lender in support of its obligations to such trustee, such collateral agent or a holder of such obligations, as the case may be. No pledge pursuant to this clause (c) shall release the transferor Lender from any of its obligations hereunder.

(e) Any assignment to an Affiliated Lender shall be subject to the following limitations, in addition to those set forth above:

(i) Affiliated Lenders will not receive information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in meetings attended solely by the Lenders and the Administrative Agent, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans or Commitments required to be delivered to Lenders pursuant to Sections 2, 3 and 4;

(ii) each Affiliated Lender that (A) purchases any Loans pursuant to this Section 10.04 shall represent and warrant to the seller and (B) sells any Loan hereunder shall represent and warrant to the buyer, in each case, that it does not possess material non-public information with respect to the Borrower and its Subsidiaries or the securities of any of them that has not been disclosed to the Lenders generally (other than Lenders who elect not to receive such information);

(iii) (A) the aggregate principal amount of Loans held at any one time by Affiliated Lenders shall not exceed 10% of the original principal amount of all Loans at such time outstanding (such percentage, the “Affiliated Lender Cap”), (B) unless otherwise agreed to in writing by the Required Lenders, regardless of whether consented to by the Administrative Agent or otherwise, no assignment which would result in Affiliated Lenders holding in excess of such Affiliated Lender Cap shall be effective with respect to such excess amount of the Loans (and such excess assignment shall be and be deemed null and void); provided that each of the parties hereto agrees and acknowledges that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this clause (e)(iii) or any purported assignment exceeding such 10% limitation or for any assignment being deemed null and void hereunder and (C) in the event of an acquisition pursuant to the last sentence of this clause (e) which would result in the Affiliated Lender Cap being exceeded, the most recent assignment to an Affiliated Lender involved in such acquisition shall be unwound and deemed null and void to the extent that the Affiliated Lender Cap would otherwise be exceeded; and

(iv) as a condition to each assignment pursuant to this clause (e), (A) the Administrative Agent shall have been provided a notice in the form of Exhibit N to this Agreement in connection with each assignment to an Affiliated Lender or a Person that upon effectiveness of such assignment would constitute an Affiliated Lender, and (without limitation of the provisions of clause (iii) above) shall be under no obligation to record such assignment in the Register until three (3) Business Days after receipt of such notice and (B) the Administrative Agent shall have consented to such assignment (which consent shall not be withheld unless the Administrative Agent reasonably believes that such assignment would violate clause (e)(iii) of this Section 10.04).

Each Affiliated Lender agrees to notify the Administrative Agent promptly (and in any event within 10 Business Days) if it acquires any Person who is also a Lender, and each Lender agrees to notify the Administrative Agent promptly (and in any event within 10 Business Days) if it becomes an Affiliated Lender. Such notice shall contain the type of information required and be delivered to the same addressee as set forth in Exhibit N.

(f) Notwithstanding anything in Section 10.12 or the definition of “Required Lenders” to the contrary, for purposes of determining whether the Required Lenders have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, or subject to Section 10.04(g), any plan of reorganization pursuant to Bankruptcy Law, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Affiliated Lender shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action and:

(i) all Loans held by any Affiliated Lenders shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders have taken any actions; and

(ii) all Loans held by Affiliated Lenders shall be deemed to be not outstanding for all purposes of calculating whether all Lenders have taken any action unless the action in question affects such Affiliated Lender in a disproportionately adverse manner than its effect on other Lenders.

(g) Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, each Affiliated Lender hereby agrees that, if a proceeding under any Debtor Relief Law shall be commenced by or against the Borrower or any other Loan Party at a time when such Lender is an Affiliated Lender, such Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Loans held by it as the Administrative

Agent directs; provided that such Affiliated Lender shall be entitled to vote in accordance with its sole discretion (and not in accordance with the direction of the Administrative Agent) in connection with any plan of reorganization to the extent any such plan of reorganization proposes to treat any Obligations held by such Affiliated Lender in a manner that is less favorable in any material respect to such Affiliated Lender than the proposed treatment of similar Obligations held by Lenders that are not Affiliates of the Borrower.

10.05 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, the Pari Passu Collateral Agent or any Lender in exercising any right, power or privilege hereunder or under any other Loan Document and no course of dealing between the Borrower or any other Loan Party and the Administrative Agent, the Pari Passu Collateral Agent or any Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Loan Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, the Pari Passu Collateral Agent or any Lender would otherwise have. No notice to or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, the Pari Passu Collateral Agent or any Lender to any other or further action in any circumstances without notice or demand.

10.06 Payments Pro Rata.

(a) Except as otherwise provided in this Agreement, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of the Borrower in respect of any Obligations or Class of Loans hereunder, the Administrative Agent shall distribute such payment to the Lenders entitled thereto (other than any Lender that has consented in writing to waive its pro rata share of any such payment) pro rata based upon their respective shares, if any, of the Obligations or Class of Loans with respect to which such payment was received.

(b) Each of the Lenders agrees that, except as otherwise provided in this Agreement, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s Lien, by counterclaim or cross action, by the enforcement of any right under the Loan Documents, or otherwise), which is applicable to the payment of the principal of, or interest on, the Loans or Fees, of a sum which with respect to the related sum or sums received by other Lenders is in a greater proportion than the total of such Obligation then owed and due to such Lender bears to the total of such Obligation then owed and due to all of the Lenders immediately prior to such receipt, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the respective Loan Party to such Lenders in such amount as shall result in a proportional participation by all the Lenders in such amount; provided that (i) if all or any portion of such excess amount is thereafter recovered from such Lenders, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest and (ii) any payment received in consideration for an assignment of participation permitted pursuant to Section 10.04 shall not be subject to this 10.06(b).

10.07 Calculations; Computations.

(a) Subject to the provisions of Section 1.02(b), the financial statements to be furnished to the Lenders pursuant hereto shall be made and prepared in accordance with GAAP in the United States consistently applied throughout the periods involved (except as set forth in the notes thereto or as otherwise disclosed in writing by the Borrower to the Lenders to the extent, in each case, permitted by the terms of this Agreement).

(b) All computations of interest and Fees hereunder shall be made on the basis of a year of 360 days (except for computations of interest with respect to Base Rate Loans when the Base Rate is determined by reference to clause (a) of the definition thereof, which shall be calculated on the basis of a year of 365 or 366 days) for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable.

10.08 GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN CERTAIN OF THE COLLATERAL RIG MORTGAGES AND OTHER SECURITY DOCUMENTS AS DETERMINED BY THE ADMINISTRATIVE AGENT, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, EACH PARTY HEREUNDER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HEREUNDER HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER. EACH OF THE PARTIES HEREUNDER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.03, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH OF THE PARTIES HEREUNDER HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER

LOAN DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ADMINISTRATIVE AGENT, ANY LENDER OR THE HOLDER OF ANY NOTE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY HEREUNDER IN ANY OTHER JURISDICTION.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(d) The Borrower acknowledges that the majority of its officers are based in the Houston office located at the address specified opposite its signature below.

10.09 Counterparts.

(a) Counterparts; Integration. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.10 Effectiveness. This Agreement shall become effective on the date on which it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.

10.11 Headings Descriptive. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

10.12 Amendment or Waiver; etc.

(a) Neither this Agreement nor any other Loan Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the respective Loan Parties party hereto or thereto and the Required Lenders, provided that:

(i) additional parties may be added to (and annexes may be modified to reflect such additions), and Subsidiaries of the Borrower may be released from, the Subsidiary Guaranty and the Security Documents in accordance with the provisions hereof and thereof without the consent of the other Loan Parties party thereto or the Required Lenders;

(ii) no such change, waiver, discharge or termination shall, without the consent of each Lender (with Obligations being directly and negatively affected in the case of the following clauses (1) and (5), to the extent (in the case of the following clause (5)) that any such Lender would be required to make a Loan in excess of its pro rata portion provided for in this Agreement or would receive a payment or prepayment of Loans or a commitment reduction that (in any case) is less than its pro rata portion provided for in this Agreement, in each case, as a result of any such amendment, modification or waiver referred to in the following clause (5)):

(1) extend the final scheduled maturity of any Loan or Note held by such Lender, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount, or extend the time of payment, of any Fees thereon (except in connection with the waiver of applicability of any post-default increase in interest rates), or extend the timing of repayment of any such Loan, or reduce the principal amount of any such Loan thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 10.07(a) shall not constitute a reduction in the rate of interest or the amount of Fees for the purposes of this clause (i)), or increase the Commitment of any Lender,

(2) release any Collateral Rig Mortgage or all or substantially all of the Collateral (except as expressly provided in the Loan Documents) under the Security Documents or permit any sale, lease, transfer or other disposition of any Collateral Rig (it being understood that a Drilling Contract shall not constitute any such sale, lease, transfer or other disposition) by the Borrower or any of its Restricted Subsidiaries to any Person other than a Loan Party or an entity to which such sales, lease, transfer or other disposition is being made that becomes a Loan Party upon such sale, lease, transfer or other disposition,

(3) amend, modify or waive any provision of this Section 10.12 (except for technical amendments with respect to additional extensions of credit pursuant to this Agreement which afford the protections to such additional extensions of credit of the type provided to the Commitments on the Effective Date) or any other Section which expressly requires the consent of all Lenders or all Lenders directly and negatively affected thereby,

(4) reduce the percentage specified in the definition of Required Lenders,

(5) amend, modify or waive (x) Section 2.05 or (y) any other provision in this Agreement to the extent providing for payments or prepayments of Loans to be applied pro rata among the Lenders entitled to such payments or prepayments of Loans (it being understood that the waiver of any mandatory prepayment of Loans by the Required Lenders shall not constitute an amendment, modification or waiver for purposes of this clause (5)),

(6) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, or

(7) substitute, replace or release any Subsidiary Guarantor from a Subsidiary Guaranty;

(iii) no such change, waiver, discharge or termination shall change the provisions of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of Lenders holding a majority in interest of the outstanding Loans and unused Commitments of each adversely affected Class; and

(iv) no such change, waiver, discharge or termination shall (1) increase the Commitments of any Lender without the consent of such Lender or (2) without the consent of the Administrative Agent, amend, modify or waive any provision of Section 8.03 or any other provision as same relates to the rights or obligations of the Administrative Agent.

(b) If, in connection with any proposed change, waiver, discharge or termination of any of the provisions of this Agreement as contemplated by clauses (1) through (7), inclusive, of Section 10.12(a), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right to replace each such non-consenting Lender or Lenders with one or more Replacement Lenders pursuant to Section 2.11 so long as at the time of such replacement, each such Replacement Lender consents to the proposed change, waiver, discharge or termination, provided that in any event the Borrower shall not have the right to replace a Lender or repay its Loans solely as a result of the exercise of such Lender’s rights (and the withholding of any required consent by such Lender) pursuant to Section 10.12(a)(iii).

10.13 Survival. All indemnities set forth herein including, without limitation, in Sections 2.08, 2.09, 4.07, 9.06 and 10.01 shall survive the execution, delivery and termination of this Agreement and the Notes and the making and repayment of the Obligations.

10.14 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, Subsidiary or Affiliate of such Lender. Notwithstanding anything to the contrary contained herein, to the extent that a transfer of Loans pursuant to this Section 10.14 would, at the time of such transfer, result in increased costs under Section 2.08, 2.07 or 4.07 in excess of those being charged by the respective Lender immediately prior to such transfer, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective transfer).

10.15 Register. The Borrower hereby designates the Administrative Agent to serve as its non-fiduciary agent, solely for purposes of this Section 10.15, to maintain a register (the “Register”) on which it will record the Commitments of each of the Lenders, the Loans made by each of the Lenders, the principal amount (and stated interest) of such Loans, and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitments of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor with respect to such Commitments and Loans shall remain owing to the transferor. The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement pursuant to Section 10.04(b). Coincident with the delivery of such an Assignment and Assumption Agreement to the Administrative Agent for acceptance and registration of assignment or transfer of all or part of a Loan, or as soon thereafter as practicable, the assigning or transferor Lender shall surrender the Note (if any) evidencing such Loan, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the assigning or transferor Lender and/or the new Lender at the request of any such Lender.

10.16 Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (iii) any rating agency, or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, “Information” means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower or any of its Subsidiaries, provided that, in the case of information received from the Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.17 Intercreditor Agreement. Each of the Loan Parties, the Administrative Agent and the Lenders (a) consents to and ratifies the execution by the Administrative Agent of the Intercreditor Agreement and any amendments or supplements expressly contemplated thereby, (b) hereby agrees that it will be bound by and will take no actions contrary to the provisions of the Intercreditor Agreement and (c) acknowledges that it has received a copy of the Intercreditor Agreement and that the exercise of certain of the Administrative Agent’s rights and remedies hereunder may be subject to, and restricted by, the provisions of the Intercreditor Agreement. Each of the Lenders hereby directs the Administrative Agent to appoint the Pari Passu Collateral Agent as its mortgagee trustee to receive, hold, administer and enforce the Collateral Rig Mortgages covering the Collateral Rigs, as contemplated under Section 3.1(c) of the Intercreditor Agreement. NOTWITHSTANDING ANY OTHER PROVISION CONTAINED IN THIS AGREEMENT, IN THE EVENT OF ANY CONFLICT OR INCONSISTENCY BETWEEN THE PROVISIONS OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND THE INTERCREDITOR AGREEMENT, THE INTERCREDITOR AGREEMENT SHALL CONTROL.

10.18 Currency Conversion Shortfall.

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under any other Loan Document in Dollars into another currency, the rate of exchange used shall be that at which, in accordance with normal, reasonable banking procedures, the Administrative Agent could purchase Dollars with such other currency in New York City on the Business Day preceding that on which final judgment is given.

(b) The Obligations of the Loan Parties in respect of any sum due to the Administrative Agent or any Lender hereunder or under any other Loan Document shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in such currency, the Administrative Agent may, in accordance with normal, reasonable banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due, in Dollars, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such Obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).

10.19 Releases. Subject to the Intercreditor Agreement, without further written consent or authorization from any Lender Creditor, the Administrative Agent or Pari Passu Collateral Agent, as applicable, may (a) execute any documents or instruments necessary in connection with an Asset Sale permitted by this Agreement, (b) release any Lien encumbering any item of Collateral that is the subject of such Asset Sale permitted by this Agreement or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 10.12) have otherwise consented or (c) release any Subsidiary Guarantor that is the subject of such Asset Sale permitted by this Agreement from its obligations under the Loan Documents or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 10.12) have otherwise consented.

*        *        *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

Address:

Pacific Drilling S.A.	PACIFIC DRILLING S.A.
37 rue d’anvers
L-1130 Luxembourg
Attention: John Boots	By:	/s/ Christian J. Beckett
Email: j.boots@pacificdrilling.com		Name:	Christian J. Beckett
Facsimile: 352 278 58 140		Title:	Director
Telephone: 352 278 58 139

with a copy to:

Pacific Drilling Services, Inc.
3050 Post Oak Blvd., Suite 1500
Houston, Texas 77056
Attention: Treasurer
Email: j.boots@pacificdrilling.com
Facsimile: (713) 583-5777
Telephone: (713) 334-6662

[Signature Page to Term Loan Agreement]

CITIBANK, N.A., as Administrative Agent and Lender

By:	/s/ Robert Malleck
Name: Robert Malleck
Title: Managing Director

[Signature Page to Term Loan Agreement]

Annex I

COMMITMENTS

Lender	Commitment
Citibank, N.A.	$750,000,000

SCHEDULE B

SUBSIDIARY GUARANTORS

•	Pacific Drillship S.àr.l
•	Pacific Drilling Limited
•	Pacific Drilling, Inc.
•	Pacific Bora Ltd.
•	Pacific Mistral Ltd.
•	Pacific Santa Ana Ltd.
•	Pacific Santa Ana S.àr.l
•	Pacific International Drilling West Africa Limited
•	Pacific Scirocco Ltd.

SCHEDULE C

PLEDGE AGREEMENTS, GUARANTIES AND SUBSIDIARY GUARANTORS

Section A

1. Share Pledge Agreement, dated as of June 3, 2013, by Pacific Drilling Limited, as pledgor, and Citibank, N.A., as the Pari Passu Collateral Agent (re: pledge of shares of common stock of Pacific Mistral Ltd.)

2. Share Pledge Agreement, dated as of June 3, 2013, by Pacific Drilling Limited, as pledgor, and Citibank, N.A., as the Pari Passu Collateral Agent (re: pledge of shares of common stock of Pacific Bora Ltd.)

3. Share Pledge Agreement, dated as of June 3, 2013, by Pacific Drilling Limited and Pacific International Drilling West Africa Limited, as pledgors, and Citibank, N.A., as the Pari Passu Collateral Agent (re: pledge of shares of common stock of Pacific Scirroco Ltd.)

4. Share Pledge Agreement, dated as of June 3, 2013, by Pacific Santa Ana Ltd., as pledgor, Citibank, N.A., as the Pari Passu Collateral Agent, and Pacific Santa Ana S.àr.l (re: pledge of share capital of Pacific Santa Ana S.àr.l)

Section B

•	Pacific Drilling Limited
•	Pacific Santa Ana Ltd.
•	Pacific International Drilling West Africa Limited

SCHEDULE 6.10

PLANS

PDSI 401K Plan

SCHEDULE 6.11

UCC-1 FILING OFFICES

•	Recorder of Deeds, District of Columbia
o	Pacific Drillship S.àr.l
o	Pacific Drilling Limited
o	Pacific Bora Ltd.
o	Pacific Mistral Ltd.
o	Pacific Santa Ana Ltd.
o	Pacific Santa Ana S.àr.l
o	Pacific International Drilling West Africa Limited
o	Pacific Scirocco Ltd.

o

•	Secretary of State, Texas
o	Pacific Drillship S.àr.l
o	Pacific Drilling Limited
o	Pacific Bora Ltd.
o	Pacific Mistral Ltd.
o	Pacific Santa Ana Ltd.
o	Pacific Santa Ana S.àr.l
o	Pacific International Drilling West Africa Limited
o	Pacific Scirocco Ltd.

•	Secretary of State, Delaware
o	Pacific Drilling, Inc.

SCHEDULE 6.12

CAPITAL STOCK OF SUBSIDIARY GUARANTORS

Legal Name	Owner	Percentage of Ownership	Jurisdiction of Organization
Pacific Drillship S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drilling Limited	Pacific Drilling (Gibraltar) Limited	100%	Liberia
Pacific Drilling, Inc.	Pacific Drilling Manpower S.àr.l	100%	Delaware
Pacific Bora Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Mistral	Pacific Drilling Limited	100%	Liberia
Pacific Santa Ana Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Santa Ana S.àr.l	Pacific Santa Ana Ltd.	100%	Luxembourg
Pacific International Drilling West Africa Limited	Pacific Drilling Operations Limited	90%	Nigeria
	Nigerian 3rd party	10%
Pacific Scirocco Ltd.	Pacific Drilling Limited	90%	Liberia
	Pacific International Drilling West Africa Limited	10%

SCHEDULE 6.13

SUBSIDIARIES OF THE BORROWER

Legal Name	Owner	Percentage of Ownership	Jurisdiction of Organization
Pacific Drilling (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drillship (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drilling Holding (Gibraltar) Limited	Pacific Drilling S.A.	100%	Gibraltar
Pacific Drilling Manpower S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drillship S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drilling Limited	Pacific Drilling (Gibraltar) Limited	100%	Liberia
Pacific Sharav S.àr.l	Pacific Drilling (Gibraltar) Limited	100%	Luxembourg
Pacific Drilling VII Limited	Pacific Drilling (Gibraltar) Limited	100%	BVI
Pacific Drilling Administrator Limited	Pacific Drilling (Gibraltar) Limited	100%	BVI
Pacific Drilling V Limited	Pacific Drillship (Gibraltar) Limited	100%	BVI
Pacific Drilling Manpower, Inc.	Pacific Drilling Holding (Gibraltar) Limited	100%	Delaware
Pacific Drilling VIII Limited	Pacific Drilling Holding (Gibraltar) Limited	100%	BVI
Pacific Drilling, Inc.	Pacific Drilling Manpower S.àr.l	100%	Delaware
Pacific Bora Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Mistral Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Santa Ana Ltd.	Pacific Drilling Limited	100%	Liberia
Pacific Drilling Operations Limited	Pacific Drilling Limited	100%	BVI
Pacific Drilling Operations, Inc.	Pacific Sharav S.àr.l	100%	Delaware
Pacific Santa Ana S.àr.l	Pacific Santa Ana Ltd.	100%	Luxembourg
Pacific International Drilling West Africa Limited	Pacific Drilling Operations Limited	90%	Nigeria
	Nigerian 3rd party	10%

Pacific Drilling South America 1 Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling South America 2 Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling N.V.	Pacific Drilling Operations Limited	100%	Neth Antilles
Pacific Drilling Services Inc.	Pacific Drilling Operations Limited	100%	Delaware
Pacific Deepwater Construction Limited	Pacific Drilling Operations Limited	100%	BVI
Pacific Drilling Services Pte. Ltd.	Pacific Drilling Operations Limited	100%	Singapore
Pacific Drilling International, LLC	Pacific Drilling Operations Limited	100%	Delaware
Pacific Drilling Manpower Ltd.	Pacific Drilling Operations Limited	100%	BVI
Pacific Scirocco Ltd.	Pacific Drilling Limited	90%	Liberia
	Pacific International Drilling West Africa Limited	10%
Pacific Drilling do Brasil Investimentos Ltda	Pacific Drilling South America 1 Limited	99.9%	Brazil
	Pacific Drilling South America 2 Limited	.01%
Pacific Drilling do Brasil Servicos de Perfuracao Ltda	Pacific Drilling South America 1 Limited	99.9%	Brazil
	Pacific Drilling South America 2 Limited	.01%
Pacific Drilling Netherlands Cooperatief	Pacific Drilling N.V.	99%	Netherlands
	Pacific Drilling Operations Limited	1%
Pacific Drilling International Ltd.	Pacific Drilling International, LLC	100%	BVI

SCHEDULE 6.16

LEGAL NAME, TYPE OF ORGANIZATION, JURISDICTION

Name	Type	Domestic	Jurisdiction of Organization	Organization ID
Pacific Drilling S.A.	Societe anonyme	-	Luxembourg	R.C.S. Luxembourg B. 159658
Pacific Drillship S.àr.l	Societe a responsabilite limitee	-	Luxembourg	R.C.S. Luxembourg B.162253
Pacific Drilling Limited	Liberian Nonresident Domestic Corporation	-	Liberia	C-108615
Pacific Drilling, Inc.	Corporation	Yes	Delaware	4564073
Pacific Bora Ltd.	Liberian Nonresident Domestic Corporation	-	Liberia	C-109238
Pacific Mistral Ltd.	Liberian Nonresident Domestic Corporation	-	Liberia	C-110676
Pacific Santa Ana Ltd.	Liberian Nonresident Domestic Corporation	-	Liberia	C-110677
Pacific Santa Ana S.àr.l	Societe a responsabilite limitee	-	Luxembourg	R.C.S. Luxembourg B.167700
Pacific International Drilling West Africa Limited	Nigerian Corporation	-	Nigeria	RC 899457
Pacific Scirocco Ltd.	Liberian Nonresident Domestic Corporation	-	Liberia	C- 110671

SCHEDULE 6.22

COLLATERAL RIGS

Names	Registered Owner(s)	Official Number	Jurisdiction
Pacific Bora	Pacific Bora Ltd.	14745	Liberia
Pacific Mistral	Pacific Mistral Ltd.	14747	Liberia
Pacific Santa Ana	Pacific Santa Ana SARL	14748	Liberia
Pacific Scirocco	Pacific Scirocco Ltd.	14746	Liberia

EXHIBIT A

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

DATE: [                    ]

Reference is made to the Term Loan Agreement described in Item 2 of Annex I annexed hereto (as such Term Loan Agreement may hereafter be amended, restated, modified or supplemented from time to time, the “Term Loan Agreement”). Unless defined in Annex I attached hereto, capitalized terms defined in the Term Loan Agreement are used herein as therein defined.                                          (the “Assignor”) and                                          (the “Assignee”) hereby agree as follows:

1. For an agreed consideration the Assignor hereby sells and assigns to the Assignee without recourse and without representation or warranty (other than as expressly provided herein), and the Assignee hereby purchases and assumes from the Assignor, that interest and amount of each applicable Class in and to all of the Assignor’s rights and obligations under the Term Loan Agreement and any other documents or instruments delivered pursuant thereto as of the date hereof which represents the percentage interest specified in Item 4 of Annex I attached hereto (the “Assigned Share”) of all of the Assignor’s outstanding rights and obligations under the Term Loan Agreement and any other documents or instruments delivered pursuant hereto indicated in Item 4 of such Annex I.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any liens or security interests and has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption Agreement; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Term Loan Agreement or the other Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Term Loan Agreement or the other Loan Documents or any other instrument or document furnished pursuant thereto; [and] (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any of its Subsidiaries or the performance or observance by the Borrower or any of its Subsidiaries of any of their respective obligations under the Term Loan Agreement or the other Loan Documents or any other instrument or document furnished pursuant thereto[; and (iv) represents and warrants that it does not possess material non-public information with respect to the Borrower and its Subsidiaries or the securities of any of them that has not been disclosed to the Lenders generally (other than Lenders who elect not to receive such information)]1.

3. The Assignee (i) confirms that it is [a Lender]/[an Affiliate of a Lender]/[an Eligible Transferee]/[an Affiliated Lender]; (ii) confirms that it has received a copy of the Term Loan Agreement and the other Loan Documents, together with copies of the financial statements referred to therein and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption Agreement; (iii) represents and warrants that it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption

[1]	Insert only if an Affiliated Lender is an Assignor under this Assignment and Assumption Agreement.

Exhibit A

Agreement; (iv) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Term Loan Agreement; (v) appoints and authorizes the Administrative Agent and the Pari Passu Collateral Agent to take such action as agent on its behalf and to exercise such powers under the Term Loan Agreement and the other Loan Documents as are delegated to the Administrative Agent and the Pari Passu Collateral Agent by the terms thereof, together with such powers as are reasonably incidental thereto; [and] (vi) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Term Loan Agreement are required to be performed by it as a Lender[.][;][; and] [(vii) attaches any documentation required to be delivered by it pursuant to the terms of the Term Loan Agreement, duly completed and executed by the Assignee]2[; and (viii) represents and warrants that it does not possess material non-public information with respect to the Borrower and its Subsidiaries or the securities of any of them that has not been disclosed to the Lenders generally (other than Lenders who elect not to receive such information)]3.

4. Following the execution of this Assignment and Assumption Agreement by the Assignor and the Assignee, an executed original hereof (together with all attachments) will be delivered to the Administrative Agent. The effective date of this Assignment and Assumption Agreement shall be the date of execution hereof by the Assignor, the Assignee and the consent hereof by the Borrower and the Administrative Agent, in each case, if required by Section 10.04(b) of the Term Loan Agreement, the recordation by the Administrative Agent of the assignment effected hereby in the Register and the receipt by the Administrative Agent of the applicable administrative fee referred to in Section 10.04(b) of the Term Loan Agreement, unless otherwise specified in Item 5 of Annex I attached hereto (the “Settlement Date”).

5. Upon the delivery of a fully executed original hereof to the Administrative Agent, as of the Settlement Date, (i) the Assignee shall be a party to the Term Loan Agreement and, to the extent provided in this Assignment and Assumption Agreement, have the rights and obligations of a Lender thereunder and under the other Loan Documents and (ii) the Assignor shall, to the extent provided in this Assignment and Assumption Agreement, relinquish its rights and be released from its obligations under the Term Loan Agreement and the other Loan Documents. For the avoidance of doubt, it is hereby understood and agreed that the Assigned Share of the Assignee shall be secured to the same extent as the other Lender Creditors under each of the Security Documents in effect from time to time.

6. It is agreed that upon the effectiveness hereof, the Administrative Agent shall make all payments in respect of an Assigned Share (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Settlement Date and to the Assignee for amounts which have accrued from and after the Settlement Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Settlement Date to the Assignee. Upon the Settlement Date, the Assignee shall pay to the

[2]	Insert if the Assignee is organized under the laws of a jurisdiction outside the United States.
[3]	Insert only if QPIL or an Affiliate of QPIL is the Assignee under this Assignment and Assumption Agreement.

Exhibit A

Assignor an amount specified by the Assignor in writing which represents the Assigned Share of the principal amount of the respective Loans made by the Assignor pursuant to the Term Loan Agreement which are outstanding on the Settlement Date, net of any closing costs, and which are being assigned hereunder. The Assignor and the Assignee shall make all appropriate adjustments in payments under the Term Loan Agreement for periods prior to the Settlement Date directly between themselves.

7. This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.

8. THIS ASSIGNMENT AND ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

*        *        *

Exhibit A

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written, such execution also being made on Annex I attached hereto.

[NAME OF ASSIGNOR],
as Assignor

By:
Name:
Title:

[NAME OF ASSIGNEE], as Assignee

By:
Name:
Title:

[Acknowledged and Agreed:]4

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

[Consented to:][5]

PACIFIC DRILLING S.A., as Borrower

By:
Name:
Title:

[4]	Insert only if assignment is being made pursuant to Section 10.04(b)(ii) of the Term Loan Agreement.
[5]	Insert only if the consent of the Borrower is required by the terms of the Term Loan Agreement.

Annex I to

Exhibit A

ANNEX FOR ASSIGNMENT AND ASSUMPTION AGREEMENT

1.	The Borrower: Pacific Drilling S.A. (the “Borrower”).

2.	Name and Date of Term Loan Agreement:

Term Loan Agreement, dated as of June 3, 2013, among the Borrower, the lenders from time to time party thereto, and Citibank, N.A., as Administrative Agent (as amended, restated, modified and/or supplemented from time to time, the “Term Loan Agreement”).

3.	Date of Assignment and Assumption Agreement:

4.	Amounts (as of date of item #3 above):

	Outstanding Principal of Loans		Class Assigned

a. Aggregate Amount for all Lenders	$

b. Assigned Share		%

c. Amount of Assigned Share	$

5.	Settlement Date:

6.	Notice: ASSIGNEE:

Attention: Telephone No.: Facsimile No.:

7.	Payment Instructions: ASSIGNEE:

ABA No.: Account No.: Attention: Reference:

Annex I to

Exhibit A

8.	Affiliate Status:

a. Assignor[6]:	Affiliated Lender[7]

Yes ☐ No ☐

b. Assignee[8]:	Affiliated Lender[9]

Yes ☐ No ☐

[If any Assignee hereunder indicates above that it is an Affiliated Lender (or will become an Affiliated Lender after giving effect to any such purported assignment), such Assignee shall have delivered to the Administrative Agent an Affiliate Assignment Notice in the form of Exhibit N to the Term Loan Agreement. If any Assignor or Assignee hereunder indicates above that it is or will become an Affiliated Lender, QPIL and such Affiliates of QPIL shall additionally set forth in this Section 8, the aggregate amount of all Loans held by Affiliated Lenders after giving effect to the assignment hereunder.]

[6]	List the Assignor.
[7]	Check the box in this column indicating whether or not the Assignor is, prior to giving effect to any assignment hereunder, an Affiliated Lender.
[8]	List the Assignee.
[9]	Check the box in this column indicating whether or not the Assignee is an Affiliated Lender or will, after giving effect to the assignment, become an Affiliated Lender.

EXHIBIT B

FORM OF U.S. SUBSIDIARY GUARANTY

U.S. SUBSIDIARY GUARANTY, dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified from time to time, this “Guaranty”), made by each of the undersigned Subsidiary Guarantors (as such term is defined in the Term Loan Agreement referred to below) (together with each other entity that becomes a guarantor hereunder pursuant to Section 27 hereof, collectively, the “Guarantors”) in favor of CITIBANK, N.A., as Administrative Agent (together with any successor administrative agent, the “Administrative Agent”), for the benefit of the Lender Creditors (as such term is defined in the Term Loan Agreement referred to below). Except as otherwise defined herein, all capitalized terms used herein and defined in the Term Loan Agreement (as defined below) shall be used herein as therein defined.

W I T N E S S E T H:

WHEREAS, Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto (the “Lenders”) and the Administrative Agent have entered into a Term Loan Agreement, dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”), providing for the making of Loans to the Borrower as contemplated therein;

WHEREAS, each Guarantor is a direct or indirect Subsidiary of the Borrower;

WHEREAS, it is a condition to the making of Loans to the Borrower under the Term Loan Agreement that each Guarantor shall have executed and delivered to the Administrative Agent this Guaranty; and

WHEREAS, each Guarantor will obtain benefits from the incurrence of Loans by the Borrower under the Term Loan Agreement and, accordingly, desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce the Lenders to make Loans to the Borrower.

NOW, THEREFORE, in consideration of the benefits accruing to each Guarantor, the receipt and sufficiency of which are hereby acknowledged, each Guarantor hereby makes the following representations and warranties to the Administrative Agent for the benefit of the Lender Creditors and hereby covenants and agrees with the Administrative Agent for the benefit of the Lender Creditors as follows:

1. Each Guarantor, jointly and severally, irrevocably, absolutely and unconditionally guarantees as primary obligor and not merely as surety, the Obligations (all such obligations, liabilities, sums and expenses being herein collectively called the “Guaranteed Obligations”).

Each Guarantor understands, agrees and confirms that the Lender Creditors may enforce this Guaranty up to the full amount of the Guaranteed Obligations against such Guarantor without

Exhibit B

proceeding against the Borrower, any other Guarantor and/or any other Subsidiary of the Borrower against any security for the Guaranteed Obligations, or under any other guaranty covering all or a portion of the Guaranteed Obligations.

2. Additionally, each Guarantor, jointly and severally, unconditionally, absolutely and irrevocably, guarantees the payment by the Borrower of any and all Guaranteed Obligations whether or not due or payable upon the occurrence in respect of the Borrower of any of the events specified in Section 8.08 of the Term Loan Agreement, and unconditionally and irrevocably, jointly and severally, promises to pay such Guaranteed Obligations to the Lender Creditors, or order, on demand. This Guaranty shall constitute a guaranty of payment and not of collection.

3. The liability of each Guarantor hereunder is absolute, joint and several, and unconditional and is exclusive and independent of any security for or other guaranty of the Guaranteed Obligations or other indebtedness of the Borrower whether executed by such Guarantor, any other Guarantor, any other guarantor or by any other party, and the liability of each Guarantor hereunder shall not be affected or impaired by any circumstance or occurrence whatsoever, including, without limitation: (a) any direction as to application of payment by the Borrower or by any other party, (b) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Guaranteed Obligations, (c) any payment on or in reduction of any such other guaranty or undertaking, (d) any dissolution, termination or increase, decrease or change in personnel by the Borrower, (e) any payment made to any Lender Creditor on the indebtedness which any Lender Creditor repays to the Borrower pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and each Guarantor waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, (f) any action or inaction by the Lender Creditors as contemplated in Section 6 hereof or (g) any invalidity, irregularity or unenforceability of all or any part of the Guaranteed Obligations or of any security therefor.

4. The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor, any other guarantor or the Borrower, and a separate action or actions may be brought and prosecuted against each Guarantor whether or not action is brought against any other Guarantor, any other guarantor or the Borrower and whether or not any other Guarantor, any other guarantor or the Borrower be joined in any such action or actions. Each Guarantor waives, to the fullest extent permitted by law, the benefits of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by the Borrower or other circumstance which operates to toll any statute of limitations as to the Borrower shall operate to toll the statute of limitations as to each Guarantor.

5. Each Guarantor hereby waives notice of acceptance of this Guaranty and notice of any liability to which it may apply, and waives promptness, diligence, presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liabilities, suit or taking of other action by the Administrative Agent or any other Lender Creditor against, and any other notice to, any party liable thereon (including, without limitation, such Guarantor, any other Guarantor, any other guarantor or the Borrower).

Exhibit B

6. Any Lender Creditor may at any time and from time to time without the consent of, or notice to, any Guarantor, without incurring responsibility to such Guarantor, without impairing or releasing the obligations of such Guarantor hereunder, upon or without any terms or conditions and in whole or in part:

(a) change the manner, place or terms of payment of, and/or change, increase or extend the time of payment of, renew, accelerate or alter, any of the Guaranteed Obligations (including, without limitation, any increase or decrease in the rate of interest thereon or the principal amount thereof), any security therefor, or any liability incurred directly or indirectly in respect thereof, and the guaranty herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered;

(b) take and hold security for the payment of the Guaranteed Obligations and sell, exchange, release, surrender, impair, realize upon or otherwise deal with in any manner and in any order any property or other collateral by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset there against;

(c) exercise or refrain from exercising any rights against the Borrower, any Guarantor or any other guarantor, any other Subsidiary of the Borrower or otherwise act or refrain from acting;

(d) release or substitute any one or more endorsers, Guarantors, other guarantors or the Borrower;

(e) settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Borrower to creditors of the Borrower other than the Lender Creditors;

(f) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Borrower to the Lender Creditors regardless of what liabilities of the Borrower remain unpaid;

(g) consent to or waive any breach of, or any act, omission or default under, any of the Loan Documents or any of the instruments or agreements referred to therein, or otherwise amend, modify or supplement any of the Loan Documents or any of such other instruments or agreements;

(h) act or fail to act in any manner which may deprive such Guarantor of its right to subrogation against the Borrower to recover full indemnity for any payments made pursuant to this Guaranty; and/or

(i) take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of such Guarantor from its liabilities under this Guaranty.

Exhibit B

No invalidity, illegality, irregularity or unenforceability of all or any part of the Guaranteed Obligations, the Loan Documents or any other agreement or instrument relating to the Guaranteed Obligations or of any security or guarantee therefor shall affect, impair or be a defense to this Guaranty, and this Guaranty shall be absolute and unconditional notwithstanding the occurrence of any event or the existence of any other circumstances which might constitute a legal or equitable discharge of a surety or guarantor except payment in full of the Guaranteed Obligations.

7. This Guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of any Lender Creditor in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which any Lender Creditor would otherwise have. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Lender Creditor to any other or further action in any circumstances without notice or demand. It is not necessary for any Lender Creditor to inquire into the capacity or powers of the Borrower or any of the officers, directors, partners or agents acting or purporting to act on its behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

8. Any indebtedness of the Borrower now or hereafter held by any Guarantor is hereby subordinated to the indebtedness of the Borrower to the Lender Creditors, and such indebtedness of the Borrower to any Guarantor, if the Administrative Agent or the Pari Passu Collateral Agent, as applicable, after the occurrence and during the continuance of an Event of Default, so requests, shall be collected, enforced and received by such Guarantor as trustee for the Lender Creditors and be paid over to the Lender Creditors on account of the indebtedness of the Borrower to the Lender Creditors, but without affecting or impairing in any manner the liability of such Guarantor under the other provisions of this Guaranty. Prior to the transfer by any Guarantor of any note or negotiable instrument evidencing any indebtedness of the Borrower to such Guarantor, such Guarantor shall mark such note or negotiable instrument with a legend that the same is subject to this subordination. Without limiting the generality of the foregoing, each Guarantor hereby agrees with the Lender Creditors that it will not exercise any right of subrogation which it may at any time otherwise have as a result of this Guaranty (whether contractual, under Section 509 of the Bankruptcy Code or otherwise) until all Guaranteed Obligations have been irrevocably paid in full in cash.

9. (a) Each Guarantor waives any right (except as shall be required by applicable law and cannot be waived) to require the Lender Creditors to: (i) proceed against the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party; (ii) proceed against or exhaust any security held from the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party; or (iii) pursue any other remedy in the Lender Creditors’ power whatsoever. Each Guarantor waives any defense based on or arising out of any defense of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party other than payment in full in cash of the Guaranteed

Exhibit B

Obligations, including, without limitation, any defense based on or arising out of the disability of the Borrower, any other Guarantor, any other guarantor of the Guaranteed Obligations or any other party, or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Borrower other than payment in full of the Guaranteed Obligations in cash. The Lender Creditors may, at their election, foreclose on any security held by the Administrative Agent, the other Lender Creditors or the Pari Passu Collateral Agent by one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, or exercise any other right or remedy the Lender Creditors may have against the Borrower or any other party, or any security, without affecting or impairing in any way the liability of any Guarantor hereunder except to the extent the Guaranteed Obligations have been paid in full in cash. Each Guarantor waives any defense arising out of any such election by the Lender Creditors, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of such Guarantor against the Borrower or any other party or any security.

(b) Each Guarantor waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Guaranty, and notices of the existence, creation or incurring of new or additional indebtedness. Each Guarantor assumes all responsibility for being and keeping itself informed of the Borrower’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that the Lender Creditors shall have no duty to advise any Guarantor of information known to them regarding such circumstances or risks.

10. By their acceptance of the benefits of this Guaranty, the Lender Creditors agree that this Guaranty may be enforced only by the action of the Administrative Agent or the Pari Passu Collateral Agent, as applicable, in each case acting upon the instructions of the Required Lenders and that no other Lender Creditors shall have any right individually to seek to enforce or to enforce this Guaranty or to realize upon the security to be granted by the Security Documents, it being understood and agreed that such rights and remedies may be exercised by the Administrative Agent or the Pari Passu Collateral Agent, as applicable, for the benefit of the Lender Creditors upon the terms of this Guaranty and the Security Documents. By their acceptance of the benefits of this Guaranty, the Lender Creditors further agree that this Guaranty may not be enforced against any director, officer, employee, partner, member or stockholder of any Guarantor (except to the extent such partner, member or stockholder is also a Guarantor hereunder).

11. In order to induce the Lenders to make Loans to the Borrower pursuant to the Term Loan Agreement, each Guarantor represents, warrants and covenants that:

(a) Such Guarantor (i) is a duly organized or incorporated and validly existing corporation, limited liability company, limited partnership, company or other business entity, as the case may be, in good standing (or the equivalent) under the laws of the jurisdiction of its organization or incorporation, (ii) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (iii) is duly qualified and is authorized

Exhibit B

to do business and is in good standing (or the equivalent) in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except for failures to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except to the extent permitted by the Term Loan Agreement, such Guarantor has not taken any corporate or other applicable action and no other steps have been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened in writing against such Guarantor for winding up, or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of such Guarantor or any or all of its assets or revenues and such Guarantor has not sought any other relief under any applicable insolvency or bankruptcy law.

(b) Such Guarantor has the corporate or other applicable power and authority to execute, deliver and perform the terms and provisions of this Guaranty and each other Loan Document to which it is a party and has taken all necessary corporate or other applicable action to authorize the execution, delivery and performance by it of this Guaranty and each such other Loan Document. Such Guarantor has duly executed and delivered this Guaranty and each other Loan Document to which it is a party, and this Guaranty and each such other Loan Document constitutes the legal, valid and binding obligation of such Guarantor enforceable in accordance with its terms, except to the extent that the enforceability hereof or thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

(c) Neither the execution, delivery or performance by such Guarantor of this Guaranty or any other Loan Document to which it is a party, nor compliance by it with the terms and provisions hereof and thereof, (i) will contravene in any material respect any applicable provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) will conflict in any material respect with or result in any material breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the properties or assets of such Guarantor pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which such Guarantor is a party or by which it or any of its property or assets is bound or to which it may be subject or (iii) will violate any provision of the certificate or articles of incorporation or by-laws (or equivalent organizational documents) of such Guarantor.

(d) No order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except as have been obtained or made prior to the date hereof and which remain in full force and effect), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with, (i) the execution, delivery and performance of this Guaranty by such Guarantor or any other Loan Document to which such Guarantor is a party or (ii) the legality, validity, binding effect or enforceability of this Guaranty or any other Loan Document to which such Guarantor is a party.

(e) There are no actions, suits or proceedings pending or, to such Guarantor’s knowledge, threatened (i) with respect to this Guaranty or any other Loan Document to which such Guarantor is a party or (ii) with respect to such Guarantor or any of its Subsidiaries that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Exhibit B

12. Each Guarantor covenants and agrees that on and after the Effective Date and until the termination of all Commitments and until such time as no Note remains outstanding and all Guaranteed Obligations have been paid in full, such Guarantor will comply, and will cause each of its Subsidiaries that is a Restricted Subsidiary to comply, with all of the applicable provisions, covenants and agreements contained in Section 7 of the Term Loan Agreement, and will take, or will refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that it is not in violation of any provision, covenant or agreement contained in Section 7 of the Term Loan Agreement, and so that no Default or Event of Default is caused by the actions of such Guarantor or any of its Subsidiaries.

13. The Guarantors hereby jointly and severally agree to pay all reasonable out-of-pocket costs and expenses of the Pari Passu Collateral Agent, Administrative Agent and each Lender Creditor (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) and as may otherwise be incurred for the protection of such Lender Creditors’ rights hereunder in connection with the enforcement of this Guaranty and of the Pari Passu Collateral Agent and the Administrative Agent in connection with any amendment, waiver or consent relating hereto.

14. This Guaranty shall be binding upon each Guarantor and its successors and assigns and shall inure to the benefit of the Lender Creditors and their successors and assigns.

15. Neither this Guaranty nor any provision hereof may be amended, supplemented, changed, waived, discharged or terminated except with the written consent of each Guarantor directly affected thereby and with the written consent of the Required Lenders (or, to the extent required by Section 10.12 of the Term Loan Agreement, with the written consent of each Lender) at all times prior to the time on which all Guaranteed Obligations have been paid in full.

16. Each Guarantor acknowledges that an executed (or conformed) copy of each of the Loan Documents has been made available to a senior officer, director or manager or a senior officer, director or manager of a partner of such Guarantor and such individual is familiar with the contents thereof.

17. In addition to any rights now or hereafter granted under applicable law or otherwise and not by way of limitation of any such rights, upon the occurrence and during the

Exhibit B

continuance of an Event of Default, each Lender Creditor is hereby authorized, at any time or from time to time, without presentment, demand, protest or other notice to any Guarantor or to any other Person, any such notice being expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other indebtedness at any time held or owing by such Lender Creditor to or for the credit or the account of such Guarantor, against and on account of the obligations and liabilities of such Guarantor to such Lender Creditor under this Guaranty, irrespective of whether or not such Lender Creditor shall have made any demand hereunder and although said obligations, liabilities, deposits or claims, or any of them, shall be contingent or unmatured.

18. (a) All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party, (i) in the case of any Lender Creditor, as provided in the Term Loan Agreement, and (ii) in the case of any Guarantor, to such Guarantor at c/o Pacific Drilling Services, Inc., 3050 Post Oak Blvd., Suite 1500, Houston, Texas 77056, Attention: John Boots, Facsimile No. (713) 583-5777; or in any case at such other address as any of the Persons listed above may hereafter notify the others in writing.

(b) Any Lender Creditor or Guarantor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

19. If any claim is ever made upon any Lender Creditor for repayment or recovery of any amount or amounts received in payment or on account of any of the Guaranteed Obligations and any of the aforesaid payees repays all or part of said amount by reason of (a) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (b) any settlement or compromise of any such claim effected by such payee with any such claimant (including, without limitation, the Borrower) then and in such event each Guarantor agrees that any such judgment, decree, order, settlement or compromise shall be binding upon such Guarantor, notwithstanding any revocation hereof or other instrument evidencing any liability of the Borrower and such Guarantor shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee.

20. (a) THIS GUARANTY AND THE RIGHTS AND OBLIGATIONS OF THE LENDER CREDITORS AND OF THE UNDERSIGNED HEREUNDER SHALL BE

Exhibit B

CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT TO WHICH ANY GUARANTOR IS A PARTY SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS GUARANTY OR ANY OTHER LOAN DOCUMENT TO WHICH ANY GUARANTOR IS A PARTY, EACH GUARANTOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH GUARANTOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GUARANTOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER LOAN DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GUARANTOR. EACH GUARANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 18 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER LOAN DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE LENDER CREDITORS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY GUARANTOR IN ANY OTHER JURISDICTION.

(b) EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS GUARANTY OR ANY OTHER LOAN DOCUMENT TO WHICH SUCH GUARANTOR IS A PARTY BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS GUARANTY, THE OTHER LOAN DOCUMENTS TO WHICH SUCH PARTY IS A PARTY OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Exhibit B

21. (a) In the event that all of the Equity Interests of one or more Guarantors are the subject of an Asset Sale in compliance with the requirements of Section 7.18 of the Term Loan Agreement (or with respect to which the Required Lenders (or such other Lenders as may be required to give such consent under Section 10.12 of the Term Loan Agreement) have otherwise consented) and the proceeds of such Asset Sale are applied in accordance with the provisions of the Term Loan Agreement, to the extent applicable, such Guarantor shall, upon consummation of such Asset Sale (except to the extent that such Asset Sale is to the Borrower or another Restricted Subsidiary thereof), be released from this Guaranty automatically and without further action and this Guaranty shall, as to each such Guarantor or Guarantors, terminate, and have no further force or effect.

(b) Upon termination of all Commitments and payment in full of all Obligations (other than contingent indemnification obligations), this Guaranty shall be automatically terminated, discharged and released.

22. At any time a payment in respect of the Guaranteed Obligations is made under this Guaranty, the right of contribution of each Guarantor against each other Guarantor shall be determined as provided in the immediately following sentence, with the right of contribution of each Guarantor to be revised and restated as of each date on which a payment (a “Relevant Payment”) is made on the Guaranteed Obligations under this Guaranty. At any time that a Relevant Payment is made by a Guarantor that results in the aggregate payments made by such Guarantor in respect of the Guaranteed Obligations to and including the date of the Relevant Payment exceeding such Guarantor’s Contribution Percentage (as defined below) of the aggregate payments made by all Guarantors in respect of the Guaranteed Obligations to and including the date of the Relevant Payment (such excess, the “Aggregate Excess Amount”), each such Guarantor shall have a right of contribution against each other Guarantor who has made payments in respect of the Guaranteed Obligations to and including the date of the Relevant Payment in an aggregate amount less than such other Guarantor’s Contribution Percentage of the aggregate payments made to and including the date of the Relevant Payment by all Guarantors in respect of the Guaranteed Obligations (the aggregate amount of such deficit, the “Aggregate Deficit Amount”) in an amount equal to (x) a fraction the numerator of which is the Aggregate Excess Amount of such Guarantor and the denominator of which is the Aggregate Excess Amount of all Guarantors multiplied by (y) the Aggregate Deficit Amount of such other Guarantor. A Guarantor’s right of contribution pursuant to the preceding sentences shall arise at the time of each computation, subject to adjustment to the time of each computation; provided that no Guarantor may take any action to enforce such right until the Guaranteed Obligations have been irrevocably paid in full in cash, it being expressly recognized and agreed by all parties hereto that any Guarantor’s right of contribution arising pursuant to this Section 22 against any other Guarantor shall be expressly junior and subordinate to such other Guarantor’s obligations and liabilities in respect of the Guaranteed Obligations and any other obligations owing under this Guaranty. As used in this Section 22: (i) each Guarantor’s “Contribution Percentage” shall mean the percentage obtained by dividing (x) the Adjusted Net Worth (as defined below) of such Guarantor by (y) the aggregate Adjusted Net Worth of all Guarantors; (ii) the “Adjusted Net Worth” of each Guarantor shall mean the greater of (x) the Net Worth (as defined below) of such Guarantor and (y) zero; and (iii) the “Net Worth” of each Guarantor shall mean the amount by which the fair saleable value of such Guarantor’s assets on the date of any Relevant Payment exceeds its existing debts and other liabilities (including contingent liabilities, but without giving

Exhibit B

effect to any Guaranteed Obligations arising under this Guaranty) on such date. Notwithstanding anything to the contrary contained above, any Guarantor that is released from this Guaranty pursuant to Section 21 hereof shall thereafter have no contribution obligations, or rights, pursuant to this Section 22, and at the time of any such release, if the released Guarantor had an Aggregate Excess Amount or an Aggregate Deficit Amount, same shall be deemed reduced to $0, and the contribution rights and obligations of the remaining Guarantors shall be recalculated on the respective date of release (as otherwise provided above) based on the payments made hereunder by the remaining Guarantors. All parties hereto recognize and agree that, except for any right of contribution arising pursuant to this Section 22, each Guarantor who makes any payment in respect of the Guaranteed Obligations shall have no right of contribution or subrogation against any other Guarantor in respect of such payment until all of the Guaranteed Obligations have been irrevocably paid in full in cash. Each of the Guarantors recognizes and acknowledges that the rights to contribution arising hereunder shall constitute an asset in favor of the party entitled to such contribution. In this connection, each Guarantor has the right to waive its contribution right against any Guarantor to the extent that after giving effect to such waiver such Guarantor would remain solvent, in the determination of the Required Lenders.

23. (a) Each Guarantor and each Lender Creditor (by its acceptance of the benefits of this Guaranty) hereby confirms that it is its intention that this Guaranty not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar Federal or state law. To effectuate the foregoing intention, each Guarantor and each Lender Creditor (by its acceptance of the benefits of this Guaranty) hereby irrevocably agrees that the Guaranteed Obligations guaranteed by such Guarantor shall be limited to such amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such Guarantor that are relevant under such laws and after giving effect to any rights to contribution pursuant to any agreement providing for an equitable contribution among such Guarantor and the other Guarantors, result in the Guaranteed Obligations of such Guarantor in respect of such maximum amount not constituting a fraudulent transfer or conveyance.

(b) Notwithstanding anything to the contrary contained herein, the Guaranteed Obligations guaranteed by each Guarantor incorporated in Luxembourg (each, a “Luxembourg Guarantor”, and each such guarantee, a “Luxembourg Guarantee”) shall at all times be limited to an aggregate amount not exceeding the greater of (i) 90% of the Luxembourg Guarantor’s own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings), as reflected in its last annual accounts duly approved and available on the date of enforcement of the Luxembourg Guarantee under the Guaranty; or (ii) 90% of the Luxembourg Guarantor’s own funds (“capitaux propres”, as referred to in article 34 of the Luxembourg law of 19 December 2002 on the commercial register and annual accounts, as amended by the law of 10 December 2010 on the introduction of international accounting standards for undertakings), as reflected in its last annual accounts duly approved and available as of the date hereof, save to the extent that the Luxembourg Guarantee relates to the obligations of a direct or indirect subsidiary of the relevant Luxembourg Guarantor.

Exhibit B

24. This Guaranty may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

25. All payments made by any Guarantor hereunder will be made without setoff, counterclaim or other defense and on the same basis as payments are made by the Borrower under Sections 4.06 and 4.07 of the Term Loan Agreement.

26. (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, each Guarantor agrees that the rate of exchange used shall be that at which, in accordance with normal, reasonable banking procedures, the Administrative Agent could purchase Dollars with such other currency in New York City on the Business Day preceding that on which final judgment is given.

(b) The obligations of each Guarantor in respect of any sum due to the Lender Creditors hereunder shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in such currency, the Administrative Agent may, in accordance with normal, reasonable banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due, in Dollars, each Guarantor agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due, the Administrative Agent agrees to return the amount of any excess to such Guarantor (or to any other Person who may be entitled thereto under applicable law).

27. It is understood and agreed that any Subsidiary of the Borrower that is required to execute a counterpart of this Guaranty after the date hereof pursuant to Section 7.07(c) of the Term Loan Agreement shall become a Guarantor hereunder upon execution and delivery to the Administrative Agent of a supplement to this Guaranty substantially in the form attached hereto as Exhibit A.

* * *

Exhibit B

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed and delivered as of the date first above written.

[SIGNATURE BLOCK FOR EACH SUBSIDIARY GUARANTOR]

By:
Name:
Title:

Signature Page to Pacific Drilling U.S. Subsidiary Guaranty (Term Loan Agreement)

Exhibit B

Accepted and Agreed to:

CITIBANK, N.A.,
as Administrative Agent

By:
Name:
Title:

Signature Page to Pacific Drilling U.S. Subsidiary Guaranty (Term Loan Agreement)

EXHIBIT A

[FORM OF]

GUARANTY SUPPLEMENT

This GUARANTY SUPPLEMENT (this “Guaranty Supplement”), dated as of [                    ], 20[    ], is made by [                    ], a [                    ] (the “Additional Guarantor”), in favor of CITIBANK, N.A., as Administrative Agent (together with any successor administrative agent, the “Administrative Agent”), for the benefit of the Lender Creditors (as such term is defined in the Term Loan Agreement referred to below).

W I T N E S S E T H:

WHEREAS, Pacific Drilling S.A. (the “Borrower”), the lenders from time to time party thereto and the Administrative Agent have entered into a Term Loan Agreement, dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”), providing for the making of Loans to the Borrower as contemplated therein;

WHEREAS, in connection with the Term Loan Agreement, the Subsidiary Guarantors have entered into a U.S. Subsidiary Guaranty dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified from time to time, including as supplemented by this Guaranty Supplement, the “Guaranty”), in favor of the Administrative Agent for the benefit of the Lender Creditors;

WHEREAS, Section 7.07(c) of the Term Loan Agreement requires the Additional Guarantor to execute and deliver this Guaranty Supplement to the Administrative Agent, and the Additional Guarantor has agreed to execute and deliver this Guaranty Supplement to the Administrative Agent;

NOW, THEREFORE, IT IS AGREED:

SECTION 1. Defined Terms. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Term Loan Agreement or the Guaranty.

SECTION 2. Guaranty. The Additional Guarantor hereby irrevocably, absolutely and unconditionally, jointly and severally with the other Guarantors, guarantees as primary obligor and not merely as surety, the Guaranteed Obligations (as defined in Section 1 of the Guaranty). The Additional Guarantor understands, agrees and confirms that the Lender Creditors may enforce the Guaranty up to the full amount of the Guaranteed Obligations against such Additional Guarantor without proceeding against the Borrower, any other Guarantor and/or any other Subsidiary of the Borrower against any security for the Guaranteed Obligations, or under any other guaranty covering all or a portion of the Guaranteed Obligations. Additionally, the Additional Guarantor hereby unconditionally, absolutely and irrevocably, jointly and severally with the other Guarantors, guarantees the payment by the Borrower of any and all Guaranteed Obligations whether or not due or payable upon the occurrence in respect of the Borrower of any of the events specified in Section 8.08 of the Term Loan Agreement, and

Exhibit A-1

unconditionally and irrevocably, jointly and severally with the other Guarantors, promises to pay such Guaranteed Obligations to the Lender Creditors, or order, on demand. The Guaranty shall constitute a guaranty of payment and not of collection.

SECTION 3. Obligations Under the Guaranty. The undersigned hereby agrees, as of the date first above written, to be bound as a Guarantor by all of the terms and conditions of the Guaranty to the same extent as each of the other Guarantors thereunder. The undersigned further agrees, as of the date first above written, that each reference in the Guaranty to an “Additional Guarantor” or a “Guarantor” shall also mean and be a reference to the undersigned, and each reference in any other Loan Document to a “Guarantor” or a “Subsidiary Guarantor” shall also mean and be a reference to the undersigned.

SECTION 4. Representations, Warranties and Covenants. The undersigned hereby (a) makes each representation and warranty set forth in Section 11 of the Guaranty and (b) undertakes each covenant obligation set forth in the Guaranty, in each case to the same extent as each other Guarantor.

SECTION 5. Governing Law. THIS GUARANTY SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Exhibit A-2

IN WITNESS WHEREOF, the undersigned has caused this Guaranty Supplement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

Very truly yours,

[NAME OF ADDITIONAL GUARANTOR]

By:
Name:
Title:

Notice Address:

Exhibit A-3

EXHIBIT C

FORM OF SHARE PLEDGE AGREEMENT

[NAME OF COMPANY]

THIS SHARE PLEDGE AGREEMENT, dated as of [            ] [    ], 20[    ] (this “Agreement”), is made by [                    ], a [                    ] organized and existing under the laws of [                    ] (the “Pledgor”), and Citibank, N.A. (“Citibank”), as the pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined below) (together with its successors and assigns, in such capacity, the “Pledgee”).

Capitalized terms used herein shall have the respective meanings set forth on Annex A hereto and except as otherwise defined herein, capitalized terms defined in the Intercreditor Agreement shall have the same meaning when used herein.

PRELIMINARY STATEMENTS:

(1) [The Pledgor is the record and beneficial owner of [                    ] percent ([    ]%) of the issued and outstanding shares of common stock (the “Pledged Shares”) of [                    ], a [                    ] organized and existing under the laws of [                    ] (the “Company”). The Company has an authorized share capital of [                ] shares of [no] par value [US$[        ] each], and as at the date of this Agreement [                ] shares of the Company are issued and outstanding].1

(2) Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Borrower”) is party to the Revolving Credit Agreement pursuant to which the lenders from time to time party thereto have made available to the Borrower an extension of credit in the form of loans and letters of credit in the aggregate principal amount of Five Hundred Million United States Dollars (US$500,000,000).

(3) The Borrower is party to the Term Loan Agreement pursuant to which the lenders from time to time party thereto have advanced to the Borrower a term loan in the aggregate principal amount of Seven Hundred Fifty Million United States Dollars (US$750,000,000).

(4) The Borrower is party to the Indenture pursuant to which the Borrower, as issuer, has issued Seven Hundred Fifty Million United States Dollars (US$750,000,000), aggregate principal amount of 5.375% senior secured notes due 2020 (the “Notes”).

(5) The Pledgor has executed its (x) Subsidiary Guaranty, as defined in the Revolving Credit Agreement (the “Revolving Credit Agreement Guarantee”), (y) Subsidiary Guaranty (as defined in the Indenture) (the “Note Guarantee”), and (z) Subsidiary Guaranty, as defined in the Term Loan Agreement (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”)

[1]	Revise recital as necessary to accurately describe the capital stock being pledged.

Exhibit C

whereby the Pledgor has guaranteed the obligations of the Borrower under the Revolving Credit Agreement, the Term Loan Agreement and the Indenture, respectively. The Pledgor will receive substantial, direct and indirect, benefits through the extension of the loans under the terms of the Credit Facilities and related documents; and in consideration of such benefit and other good and valuable consideration and to secure its obligations under the Guarantees, the receipt and sufficiency of which are hereby acknowledged, the Pledgor has executed this Agreement.

(6) In accordance with the terms of the Intercreditor Agreement, the parties thereto have, inter alia, agreed to certain matters relating to this Agreement, and the Credit Facilities.

(7) It is a condition under the respective terms of the Credit Facilities that the Pledgor pledges to the Pledgee all of the Pledged Shares.

(8) The Pledgor has duly authorized the execution and delivery of this Agreement in order to secure the payment in full of the Pari Passu Obligations and to secure the performance and observance of all agreements, covenants and provisions by the Pledgor contained in this Agreement (collectively, the “Obligations”).

NOW, THEREFORE, to secure the prompt payment and performance of the Obligations and the performance and observance of all agreements, covenants and provisions contained herein, the Pledgor hereby agrees as follows:

SECTION 1. Pledge. The Pledgor hereby pledges to the Pledgee, and grants to the Pledgee a security interest in, the following (the “Pledged Collateral”):

(a) the Pledged Shares of the Company and the certificates representing such Pledged Shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares;

(b) all additional shares of stock of the Company that may from time to time be acquired by the Pledgor in any manner, and the certificates representing such additional shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such additional shares; and

(c) any proceeds of any of the forgoing.

Promptly upon receipt of any additional shares and certificates representing such shares referred to in paragraph (b) above, the Pledgor will deliver such shares to the Pledgee in pledge hereunder.

SECTION 2. Security for Obligations. This Agreement secures the payment and performance of the Obligations.

Exhibit C

SECTION 3. Delivery of Pledged Collateral. The Pledgor herewith delivers to the Pledgee:

(a) the Pledged Shares, together with a fully completed, undated stock power, substantially in the form attached hereto as Exhibit A, executed by the Pledgor duly evidencing the transfer of the Pledged Shares to, and in the name of, the Pledgee or of a nominee for, and chosen by, the Pledgee;

(b) evidence satisfactory to the Pledgee that the share register of the Company has noted on it the existence of the security created by this Agreement over the Pledged Collateral.

The Pledgor agrees to take the same action with respect to any further shares of stock constituting Pledged Collateral forthwith upon the receipt thereof by the Pledgor.

SECTION 4. Representations, Warranties and Covenants of the Pledgor. The Pledgor represents and warrants as follows:

(a) The Pledgor is a [                    ] duly organized, validly existing and in good standing under the laws of [                    ]. The execution, delivery and performance by the Pledgor of this Agreement (i) are within the Pledgor’s [                    ] powers and have been duly authorized by all necessary [                    ] action, (ii) do not contravene the Pledgor’s constitutional documents or any law or any contractual restriction binding on or affecting the Pledgor, (iii) do not require any authorization or approval (including exchange control approval) or other action by, or any notice to or filing with, any governmental authority and (iv) except for the liens created by this Agreement, do not result in or require the creation or imposition of any lien upon or with respect to any of the properties or assets of the Pledgor or the Company. This Agreement is the legal, valid and binding obligation of the Pledgor enforceable against the Pledgor in accordance with its terms, except as (i) the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) rights of acceleration, if applicable, and the availability of equitable remedies may be limited to equitable principles of general applicability (regardless of whether enforcement is sought in equity or at law).

(b) There is no tax, levy, impost, deduction, charge or withholding imposed by the jurisdiction of formation of the Pledgor either (i) on or by virtue of the execution, delivery or performance of this Agreement or any other document to be furnished hereunder or (ii) on any payment to be made by the Pledgor pursuant to this Agreement.

(c) The Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable; the Pledgor is the legal and beneficial owner of the Pledged Shares free and clear of any lien, security interest, option or other charge or encumbrance or preferential arrangement except for the security interest created by this Agreement. The pledge of the Pledged Shares pursuant to this Agreement creates a valid and duly perfected first priority pledge of and security interest in the Pledged Shares, securing the payment and performance of the Obligations and performance and observance of all agreements, covenants and provisions contained in this Agreement.

Exhibit C

(d) The Pledged Shares constitute the only issued and outstanding shares of stock of the Company, are common stock, have been duly authorized, are fully paid and non-assessable, are legally and beneficially owned and registered on the books of the Company as owned by the Pledgor, and evidenced by the certficate(s) delivered to the Pledgee herewith.

(e) The statements contained in Preliminary Statements (1) – (8) hereof are true, correct and complete.

(f) If an Event of Default shall have occurred and be continuing, at the written request of the Pledgee, the Pledgor agrees to cause its Pledged Shares to be duly registered on the books of the Company in the name of the Pledgee or as otherwise directed in writing by the Pledgee.

SECTION 5. Further Assurances. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgee may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgee to exercise and enforce its rights (including, without limitation, the registration of the Pledged Collateral in the name of the Pledgee or its nominee) and remedies hereunder with respect to any Pledged Collateral, such exercise to be subject to Section 9(a) hereof.

SECTION 6. Voting Rights; Dividends; Etc.

(a) Irrevocable Proxy. The Pledgor hereby agrees to grant, and does hereby grant, to the Pledgee for the benefit of the Pledgee, an irrevocable proxy in the form attached hereto as Exhibit B to (i) vote or cause to be voted any and all of the Pledged Shares and (ii) give or cause to be given consents, waivers and ratifications in respect thereof. Such proxy shall be valid until payment and performance in full of the Obligations. The Pledgee hereby agrees that until and unless an Event of Default shall have occurred and be continuing and the Pledgee shall have given notice to the Pledgor of the Pledgee’s intention to exercise remedies, the Pledgee shall not exercise such proxy and, subject always to the provisions of Section 7 hereof, the Pledgor shall be entitled to (i) vote or cause to be voted any and all of the Pledged Shares, (ii) give, or cause to be given, consents, waivers and ratifications in respect thereof, provided, however, that the Pledgor shall not vote for or give any consent, waiver or ratification that would be inconsistent with any provisions of the Pari Passu Documents or that would have a material adverse effect on the value of the Pledged Collateral or any part thereof and (iii) receive and retain any and all dividends, interest and other distributions paid in respect of the Pledged Collateral. All such rights of the Pledgor to vote, or cause to be voted and to give, or cause to be given, consent, waivers and ratifications shall cease automatically in case an Event of Default shall occur and so long as it is continuing and the Pledgee shall have given notice to the Pledgor of the Pledgee’s intention to exercise remedies. The Pledgor further agrees to execute the irrevocable proxy in the form attached hereto in Exhibit B.

(b) So long as an Event of Default shall have occurred and be continuing, upon the Pledgee’s written request, the Pledgor shall deliver, or permit to be delivered, and shall

Exhibit C

instruct the Company to deliver, to the Pledgee to such account as the Pledgee may from time to time designate in writing, any and all dividends paid in respect of the Pledged Collateral, provided, however, that so long as an Event of Default shall have occurred and be continuing, any and all

(i) dividends paid or payable other than in cash in respect of, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Collateral;

(ii) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in-surplus; and

(iii) cash paid, payable or otherwise distributed in redemption of, or in exchange for, any Pledged Collateral,

upon the Pledgee’s written request, shall be, and shall be forthwith delivered to the Pledgee to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Pledgee, be segregated from the other property or funds of the Pledgor, and be forthwith delivered to the Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement), to be applied as provided in and pursuant to this Agreement and the Credit Agreement. All dividends which are received by the Pledgor contrary to the provisions of this Section 6(b) shall be received in trust for the benefit of the Pledgee, shall be segregated from other funds of the Pledgor, and shall be forthwith paid over to the Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement).

SECTION 7. Transfers and Other Liens; Additional Shares. (a) The Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, except as permitted under the Pari Passu Documents, or (ii) create or permit to exist any lien, security interest, or other charge or encumbrance or preferential arrangement upon or with respect to any of the Pledged Collateral, except for the security interests under this Agreement.

(b) The Pledgor agrees that it will cause the Company not to issue any stock or other securities whatsoever, whether in addition to or in substitution for the Pledged Shares, or any other issued or authorized shares of the Company, without the Pledgee’s prior written consent, except for Pledged Shares in favor of the Pledgor that are pledged hereunder.

SECTION 8. Pledgee May Perform. (a) If the Pledgor fails to perform any agreement contained herein, the Pledgee may itself perform, or cause performance of, such agreement, and such performance shall not relieve the Pledgor of any default in respect of the Pledgor’s failure and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor under Section 10 hereof.

(b) The Pledgee shall hold the Pledged Collateral in accordance with its standard practices for holding such property, it being understood that the Pledgee shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions,

Exhibit C

exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve the rights against any parties with respect to any Pledged Collateral.

SECTION 9. Events of Default and Remedies. (a) Notwithstanding anything to the contrary stated herein, the Pledgee shall not exercise any of the remedies set forth in this Agreement unless and until an Event of Default has occurred and is continuing.

(b) If an Event of Default shall have occurred and be continuing:

(i) The Pledgee may exercise in respect of the Pledged Collateral, in addition to other rights and remedies provided for herein or in the Pari Passu Documents, as the case may be or otherwise available to it, all the rights and remedies of a secured party on default under the law of the State of New York or any other applicable law in effect at that time. The Pledgee may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker’s board or at any of the Pledgee’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgee may deem commercially reasonable, provided that at least ten (10) days’ prior written notice of the time and place of any such sale shall be given to the Pledgor. The Pledgee shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(ii) Any cash held by the Pledgee as Pledged Collateral and all cash proceeds received by the Pledgee in respect of any sale of, collection from, or other realization upon all or any part of the Pledged Collateral may, in the discretion of the Pledgee, be held by the Pledgee as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Pledgee pursuant to Section 10) in whole or in part by the Pledgee against, all or any part of the Obligations in accordance with the terms of the Intercreditor Agreement. Any surplus of such cash or cash proceeds held by the Pledgee and remaining after payment and performance in full of the Obligations shall be paid over to the Borrower or its order.

SECTION 10. Expenses. The Pledgor will upon demand pay to the Pledgee the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, that the Pledgee may reasonably incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of the Pledgee hereunder or (iv) the failure by the Pledgor to perform or observe any of the provisions hereof.

SECTION 11. Security Interest Absolute. All rights of the Pledgee and security interests hereunder, and all obligations of the Pledgor hereunder, shall be absolute and

Exhibit C

unconditional irrespective of (i) any lack of validity or enforceability of any Pari Passu Document or any other agreement or instrument delivered pursuant or relating thereto, (ii) any amendment to any Pari Passu Document or any other agreement or instrument delivered pursuant or relating thereto, or (iii) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligations or this Agreement.

SECTION 12. Amendments, Etc. No amendment or waiver of any provision of this Agreement nor consent to any departure by the Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 13. Addresses for Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Pledgor:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

(b) in the case of the Pledgee:

Citibank, N.A., as Pari Passu Collateral Agent
CITIBANK, N.A.,
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved

Exhibit C

by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

SECTION 14. Continuing Security Interest. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, (ii) be binding upon the Pledgor, its successors and assigns, and (iii) inure to the benefit of the Pledgee on behalf of the Pari Passu Secured Parties and the Pledgee’s successors and such transferees and assigns as may be permitted under the Pari Passu Documents. Upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, the Pledgor shall be entitled to the return, upon its request and at its expense, to the Borrower on behalf of the Pledgor of such of the Pledged Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

SECTION 15. GOVERNING LAW.

(a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, PLEDGOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. PLEDGOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER PLEDGOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER PLEDGOR. PLEDGOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 13 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST PLEDGOR IN ANY OTHER JURISDICTION.

Exhibit C

(b) PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN PARAGRAPH (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 16. Counterparts. This Agreement may be executed by the parties hereto on separate counterparts, each of which shall constitute one and the same instrument.

SECTION 17. Severability. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Agreement for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

SECTION 18. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto and supersedes all prior agreements and understandings related to the subject matter hereof.

SECTION 19. Conflict. In the event of a direct conflict between this Agreement and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Agreement sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Agreement as not being in direct conflict with the Intercreditor Agreement. The Pari Passu Collateral Agent shall have all the benefits, indemnities, powers, privileges, protections and rights contained in the Intercreditor Agreement (including for the avoidance of any doubt, Article III of the Intercreditor Agreement) in connection with acting in its capacity as Pledgee hereunder

[The remainder of this page has been left intentionally blank.]

Exhibit C

IN WITNESS WHEREOF each of the parties hereto has caused this Share Pledge Agreement to be duly executed and delivered by its officer or attorney-in-fact thereunto duly authorized as of the date first above written.

PLEDGOR

[NAME OF PLEDGOR]

By:
Name:
Title:

PLEDGEE

CITIBANK, N.A., as Pari Passu Collateral Agent

By:
Name:
Title:

[Signature Page to Share Pledge Agreement]

ANNEX A

1.1 Definitions: In this Agreement, unless the context otherwise requires:

“Credit Facilities” means the Revolving Credit Agreement, the Term Loan Agreement and the Indenture.

“Indenture” means that certain Indenture dated as of the date hereof, among the Borrower, as issuer, the guarantors from time to time party thereto, and the Trustee, as the same has been and may be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

“Intercreditor Agreement” means that certain Intercreditor Agreement dated as of June 3, 2013, by and among the Pari Passu Collateral Agent, the Trustee, the Revolving Credit Agent, the Term Loan Agent, the Borrower, the Pledgor and each other Grantor, as it may be amended, restated, supplemented or otherwise modified in accordance with its terms, including pursuant to the Joinder Agreements.

“Revolving Credit Agreement” means that certain Credit Agreement, dated as of June 3, 2013, among the Borrower, as borrower, various lenders from time to time party thereto, Citibank N.A., as administrative agent and issuing lender, and the other parties from time to time party thereto, as the same has been and may hereafter be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

“Term Loan Agreement” means that certain Term Loan Agreement dated as of the date hereof, among the Borrower, as borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent (in such capacity, together with its successors and assigns in such capacity, the “Term Loan Agent”), and the other parties from time to time party thereto, as the same has been and may hereafter be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

1.2. Other Defined Terms. Except as otherwise defined herein, capitalized terms defined in the Intercreditor Agreement shall have the same meaning when used herein.

EXHIBIT A2

FORM OF STOCK POWER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                     , the number of shares of common stock of                     , a                      (the “Company”), standing in the name of the undersigned on the books of said Company represented by the certificate having the certificate number          and to which this Stock Power is attached, and does hereby irrevocably constitute and appoint                     , as attorney-in-fact of the undersigned to transfer said shares on the books of the Company with full power of substitution in the premises.

Dated:

[NAME OF PLEDGOR]

By:
Name:
Title:

In presence of:

Witness

[2]	Original Counterparts of this Stock Power to be executed will equal the number of Stock Certificates pledged (e.g., one Stock Power per Certificate).

Exhibit A-1

EXHIBIT B

FORM OF IRREVOCABLE PROXY3

The undersigned hereby constitutes and appoints CITIBANK, N.A., as the Pari Passu Collateral Agent for the Pari Passu Secured Parties, in its capacity as Pledgee, under the Share Pledge Agreement hereinafter referred to, its attorney and proxy to appear, vote and otherwise act, all in the name, place and stead of the undersigned in the same manner that the undersigned might do and with the same powers, with respect to all of the shares of stock of [                    ], a [                    ] (the “Company”), owned or hereafter acquired by the undersigned, at any and all meetings of shareholders of the Company, on any and all matters, questions and resolutions that may come before such meetings, including, but not limited to, the election of directors, or at any adjournment or adjournments thereof, or to consent on behalf of the undersigned in the absence of a meeting to anything that might have been voted on at such a meeting.

This irrevocable proxy is coupled with an interest, is given in connection with a pledge pursuant to a Share Pledge Agreement dated [            ] [    ], 20[    ](as amended, modified or supplemented, the “Pledge Agreement”), is subject to the rights of the undersigned as a Pledgor set forth in Section 6(a) of the Pledge Agreement and is irrevocable. It shall continue in effect so long as the debt for which the pledge is granted as security remains unpaid.

The attorney and proxy named herein is hereby given full power of substitution and revocation and may act through such agents, nominees or substitute attorneys as it may from time to time appoint.

The powers of such attorney and proxy shall include (without limiting its general powers hereunder) the power to receive and waive any notice of any meeting on behalf of each of the undersigned.

[NAME OF PLEDGOR]

By:
Name:
Title:

[3]	Original counterparts of this Irrevocable Proxy to be executed will equal the number of Stock Certificates pledged (e.g. one Irrevocable Proxy per Certificate).

Exhibit B-1

EXHIBIT D

FORM OF ASSIGNMENT OF INSURANCE PROCEEDS

given by

[                    ],

as the Assignor

in favor of

CITIBANK, N.A.,

as the Assignee

[DATE]

[VESSEL]

Exhibit D

THIS ASSIGNMENT OF INSURANCE PROCEEDS (as amended, supplemented or otherwise modified from time to time, this “Assignment”), dated as of [            ] [    ], 20[    ], is made by [                    ], a [                    ] organized and existing under the laws of [                    ] with its registered office located at [                    ] (the “Assignor”), in favor of in favor of CITIBANK, N.A., as the pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined in the Intercreditor Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”).

W I T N E S S E T H    T H A T :

WHEREAS:

(A) [The Assignor is the sole owner of the whole of the [                    ] registered drillship [                    ] (the “Vessel”), Official No. [            ]]1;

(B) The Assignor has entered into a (x) Subsidiary Guaranty as described in the Revolving Credit Agreement (as defined below) (the “Credit Agreement Guarantee”), (y) Subsidiary Guaranty (as defined in the Indenture (as defined below) (the “Note Guarantee”)), and (z) Subsidiary Guaranty as described in the Term Loan Agreement (defined below) (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”) whereby the Assignor has guaranteed the obligations of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”) under and in connection with that certain (i) Credit Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Revolving Credit Agreement”), among the Company, as borrower, various lenders from time to time party thereto and Citibank N.A., as administrative agent (the “Revolving Credit Agreement Agent”) and issuing lender, (ii) Term Loan Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Term Loan Agreement”), among the Company, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (the “Term Loan Agent”), and (iii) Indenture, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Indenture”), among the Company, as issuer, the subsidiary guarantors party thereto from time to time (including the Assignor) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee, and any and all successors thereto (the “Trustee”) (the Indenture, the Revolving Credit Agreement and the Term Loan Agreement, are referred to herein as the “Credit Facilities”).

(C) In connection with the execution and delivery of the Credit Facilities, the Assignee, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, the Assignor and each other grantor party thereto, have entered into the Intercreditor Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Intercreditor Agreement”); and

(D) This Assignment is given as security for all of the Pari Passu Obligations (as defined in the Intercreditor Agreement) under the Pari Passu Documents (as defined in the Intercreditor Agreement).

[1]	Revise clause as necessary for an Internal Charterer.

Exhibit D

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:

SECTION 1. Defined Terms. Except as otherwise defined herein, terms defined in the Intercreditor Agreement shall have the same meanings when used herein.

“Indenture” has the meaning ascribed to it in Whereas Clause B of this Assignment.

“Insurances” means policies and contracts of insurance from time to time taken out by or on behalf of the Assignor in respect of the Vessel or its operations including but not limited to (i) hull and machinery (including increased value insurance and war risk insurance) and (ii) loss of hire but excluding Protection and Indemnity insurance.

“Insurance Proceeds” means all monies payable to the Assignor under or in connection with (i) the Insurances, whether heretofore, now or hereafter effected, and all renewals or replacements for same, and (ii) all claims, returns of premium or other amounts and other moneys due and to become due under or in respect of Insurances.

“Intercreditor Agreement” has the meaning ascribed to it in Whereas Clause C of this Assignment.

“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, and any lease having substantially the same effect as any of the foregoing).

“Revolving Credit Agreement” has the meaning ascribed to it in Whereas Clause B of this Assignment.

“Security Agreement” means that certain Security Agreement, dated as of June 3, 2013, among the Assignor, each of the other grantors party thereto and the Assignee.

“Term Loan Agreement” has the meaning ascribed to it in Whereas Clause B of this Assignment.

SECTION 2. Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Pari Passu Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the benefit of the Pari Passu Secured Parties, and does hereby grant the Assignee, for the benefit of the Pari Passu Secured Parties, a

Exhibit D

continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (a) all Insurance Proceeds and (b) all proceeds of the foregoing; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Property (as defined in the Security Agreement).

SECTION 3. Loss Payable Clauses. The Assignor shall ensure that: (a) all Insurances, as such Insurances relate to the Vessel, in respect of hull and machinery (including increased value insurance and war risk) shall contain a loss payable clause in substantially the form attached hereto as Exhibit 1; and (b) all Insurances in respect loss of hire shall contain a loss payable clause in substantially the form attached hereto as Exhibit 2.

SECTION 4. Covenants and Undertakings; Notices. The Assignor hereby covenants with the Assignee and undertakes that: (a) it shall do or permit to be done each and every act or thing which the Assignee may from time to time require to be done for the purpose of enforcing the Assignee’s rights under this Assignment and shall allow its name to be used as and when required by the Assignee for that purpose;

(b) it shall forthwith give notice substantially in the form annexed hereto as Exhibit 3, or cause its insurance brokers to give notice, of this Assignment to all insurers, underwriters, clubs and associations providing the Insurances and request that such notice be endorsed on all the policies and entries of Insurances; and

(c) as an inducement to the Assignee to accept this Assignment, that (a) the Insurances are in full force and effect and are enforceable in accordance with their respective terms, (b) the Assignor is not in default thereunder, (c) no entity other than the signatories hereto has any interest in any of the Insurances (except any entity which has previously assigned such interest to the Assignee), and (d) it has not assigned, pledged or in any way created or suffered to be created any security interest in the whole or any part of the right, title and interest hereby assigned, except for Liens permitted under the Pari Passu Documents.

SECTION 5. No Duty of Inquiry. The Assignee shall not be obliged to make any inquiry as to the nature or sufficiency of any payment received by it hereunder or to make any claim or take any other action to collect any moneys or to enforce any rights and benefits hereby assigned to the Assignee or to which the Assignee may at any time be entitled hereunder. The Assignor shall remain liable to perform all of its obligations in relation to the Assigned Property and the Assignee shall be under no obligation of any kind whatsoever in respect thereof or be under any liability whatsoever (including, without limitation, any obligation or liability with respect to the payment of premiums, calls, assessments or any other sums at any time due and owing in respect of the Insurances) in the event of any failure by the Assignor to perform such obligations.

SECTION 6. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any

Exhibit D

checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 6 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 6 unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 6 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 7. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 8. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Intercreditor Agreement.

SECTION 9. Miscellaneous.

9.1 Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.

9.2 Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any Pari Passu Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Pari Passu Obligations. The rights and remedies of the Assignee provided herein and in the other Pari Passu Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

9.3 Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its successors and assigns.

Exhibit D

9.4 Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 4.5(b) of the Intercreditor Agreement.

9.5 Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.6. Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

If to the Assignor:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

If to the Assignee:

CITIBANK, N.A.,
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written

Exhibit D

acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

9.7 Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

9.8 References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

9.9 Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.

9.10 Termination. Upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.

9.11 Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any discretionary powers; provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action unless it shall have received written instructions from the Controlling Party.

9.12 Governing Law, Jurisdiction and Waivers.

(a) THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS

Exhibit D

ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.6 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.

(b) ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN SECTION 9.12(a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.13 Conflict. In the event of a direct conflict between this Assignment and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Assignment sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Assignment as not being in direct conflict with the Intercreditor Agreement.

[Signature page follows]

Exhibit D

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be executed and delivered as of the day and year first above written.

[NAME OF ASSIGNOR]

By:
Name:
Title:

[Signature Page to Assignment of Insurance Proceeds]

Exhibit D

Acknowledged and Agreed to on the day and year first above written:

CITIBANK, N.A., as the Pari Passu Collateral Agent, as Assignee

By:
Name:
Title:

[Signature Page to Assignment of Insurance Proceeds]

EXHIBIT 1

FORM OF LOSS PAYABLE CLAUSE

Hull and Machinery (Marine and War Risks)

Loss with respect to [                    ] registered drillship [                    ] (the “Vessel”), Official No. [            ], if any, shall be payable to the order of CITIBANK, N.A., as the Pari Passu Collateral Agent for itself and certain other Pari Passu Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Pari Passu Collateral Agent”), to such account and/or bank as the Pari Passu Collateral Agent may notify to the Insurer from time to time in writing.

A payment to the Pari Passu Collateral Agent in accordance with this loss payable clause, to the extent of that payment, shall discharge the liability of the insurer to pay the Owner or any other claimant insured party.

Exhibit 1-1

EXHIBIT 2

FORM OF LOSS PAYABLE CLAUSE

Loss of Hire

Loss, if any, shall be payable to the order of CITIBANK, N.A., as the Pari Passu Collateral Agent for itself and certain other Pari Passu Secured Parties (in such capacity, together with its successors and assigns in such capacity, the “Pari Passu Collateral Agent”), for distribution by the Pari Passu Collateral Agent to itself and to [                    ] (the “Owner”), as their respective interests may appear, or order, except that, unless underwriters have been otherwise instructed by notice in writing from the Pari Passu Collateral Agent, the underwriters may pay the proceeds of such insurance directly to the Owner.

A payment to the Pari Passu Collateral Agent in accordance with this loss payable clause, to the extent of that payment, shall discharge the liability of the insurer to pay the Owner or any other claimant insured party.

Exhibit 2-1

EXHIBIT 3

FORM OF NOTICE OF ASSIGNMENT OF INSURANCE PROCEEDS

TO:

TAKE NOTICE:

(a) that by an Assignment of Insurance Proceeds dated as of [            ] [    ], 20[    ] (as amended, supplemented or otherwise to date, the “Assignment of Insurance Proceeds”) made by [                    ] (the “Assignor”, “we” or “us”), to CITIBANK, N.A., as the pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined in the Intercreditor Agreement referred to in the Assignment of Insurances Proceeds) (in such capacity, together with its successors and assigns in such capacity, the “Assignee”), a copy of which is attached hereto, we have assigned to the Assignee, inter alia, all our right, title and interest in, to and under all monies payable to us under or in connection with policies and contracts of insurance from time to time taken out by or on behalf of the Assignor in respect of the [                    ] flag vessel [                    ], Official No. [            ] (the “Vessel”) or its operations including but not limited to (i) hull and machinery (including increased value insurance and war risk insurance) and (ii) loss of hire but excluding Protection and Indemnity insurance, whether heretofore, now or hereafter effected, and all renewals or replacements for same, (iii) all claims, returns of premium or other amounts and other moneys due and to become due under or in respect of such insurances and (iv) all proceeds of any of the forgoing (collectively, the “Insurances”);

(b) that you are hereby irrevocably authorized and instructed to pay as from the date hereof all payments under all Insurances in accordance with the loss payable clause attached hereto as Exhibit 1 or Exhibit 2, as applicable, of the Assignment of Insurance Proceeds; and

(c) that you are hereby requested and instructed to endorse the assignment, notice of which is given to you herein, on all policies or entries in respect of the Insurances.

DATED: [—], 20[—]

[Signature Page Follows]

Exhibit 3-1

[ ], as owner

By:
Name:
Title:

[ ], as [ ]

By:
Name:
Title:

[Add other signatories if appropriate]

Exhibit 3-2

EXHIBIT E

FORM OF ASSIGNMENT OF EARNINGS

given by

[                    ],

as the Assignor

in favor of

CITIBANK, N.A.,

as the Assignee

[DATE]

[VESSEL]

Exhibit E

THIS ASSIGNMENT OF EARNINGS (as amended, supplemented or otherwise modified from time to time, this “Assignment”), dated as of [            ] [    ], 20[    ], is made by [                    ], a [                    ] organized and existing under the laws of [                    ] with its registered office located at [                    ] (the “Assignor”), in favor of CITIBANK, N.A., as pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined in the Intercreditor Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”).

W I T N E S S E T H   T H A T :

WHEREAS:

(A) [The Assignor is the sole owner of the whole of the [                    ] registered drillship [                    ] (the “Vessel”), Official No. [            ]]1;

(B) The Assignor has entered into a (x) Subsidiary Guaranty as described in the Revolving Credit Agreement (as defined below) (the “Revolving Credit Agreement Guarantee”), (y) Subsidiary Guarantee (as defined in the Indenture (as defined below) (the “Note Guarantee”)), and (z) Subsidiary Guaranty as described in the Term Loan Agreement (defined below) (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”) whereby the Assignor has guaranteed the obligations of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”) under and in connection with that certain (i) Credit Agreement, dated as of June 3, 2013 (as the same has been and may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Revolving Credit Agreement”), among the Company, as borrower, various lenders from time to time party thereto and Citibank N.A., as administrative agent (the “Revolving Credit Agreement Agent”) and issuing lender, (ii) Term Loan Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Term Loan Agreement”), among the Company, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (the “Term Loan Agent”) and (iii) Indenture, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Indenture”) among the Company, as issuer, the subsidiary guarantors party thereto from time to time (including the Assignor) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee, and any and all successors thereto (the “Trustee”) (the Indenture, the Revolving Credit Agreement and the Term Loan Agreement are referred to herein as the “Credit Facilities”);

(C) In connection with the execution and delivery of the Credit Facilities, the Assignee, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, the Assignor and each other grantor party thereto, have entered into the Intercreditor Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Intercreditor Agreement”); and

(D) This Assignment is given as security for all of the Pari Passu Obligations (as defined in the Intercreditor Agreement) under the Pari Passu Documents (as defined in the Intercreditor Agreement).

[1]	Revise clause as necessary for an Internal Charterer.

Exhibit E

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by the Assignor, the Assignor hereby agrees as follows:

SECTION 1. Defined Terms. Except as otherwise defined herein, terms defined in the Intercreditor Agreement shall have the same meanings when used herein.

“Drilling Contract” means any charterparty, pool agreement or drilling contract in respect of the Vessel or other contract for use of the Vessel.

“Earnings” shall mean (i) all freight, hire and passage moneys payable to the Assignor as a consequence of the operation of the Vessel, including without limitation payments under any Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Assignor as a consequence of the operation of the Vessel, (iii) compensation payable to the Assignor in the event of the requisition of the Vessel, (iv) all remuneration for salvage, towage and other services performed by the Vessel and payable to the Assignor, (v) all demurrage and retention money receivable by the Assignor in relation to the Vessel, (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings, (vii) if and whenever the Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel, and (viii) any other money whatsoever due or to become due to the Assignor in relation to the Vessel.

“Earnings Account” has the meaning ascribed to it in the Security Agreement.

“Excluded Collateral” has the meaning ascribed thereto in the Security Agreement.

“Indenture” has the meaning ascribed to it in Whereas Clause B of this Assignment.

“Intercreditor Agreement” has the meaning ascribed to it in Whereas Clause C of this Assignment.

“Revolving Credit Agreement” has the meaning ascribed to in Whereas Clause B of this Assignment.

“Security Agreement” means that certain Security Agreement, dated as of June 3, 2013, among the Assignor, each of the other grantors party thereto and the Assignee.

Exhibit E

“Term Loan Agreement” has the meaning ascribed to it in Whereas Clause B of this Assignment.

“Vessel” has the meaning ascribed to it in Whereas Clause A of this Agreement.

SECTION 2. Grant of Security. As collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Pari Passu Obligations, the Assignor, as legal and beneficial owner, does hereby assign, transfer and set over unto the Assignee, for the ratable benefit of the Pari Passu Secured Parties, and does hereby grant the Assignee, for the ratable benefit of the Pari Passu Secured Parties, a continuing security interest in, all of the Assignor’s right, title and interest in, to and under the following (collectively, the “Assigned Property”): (i) all Earnings and (ii) all proceeds of Earnings; provided, however, that notwithstanding anything to the contrary contained in this Section 2, the security interest created by this Assignment shall not extend to, and the term “Assigned Property” shall not include, any Excluded Collateral.

SECTION 3. Notice of Assignment. Within 10 Business Days of the date of this Assignment, in connection with any existing Drilling Contract, and promptly upon its entry into any new Drilling Contract, the Assignor shall give notice, substantially in the form attached hereto as Exhibit 1, of this Assignment to the counterparty to such Drilling Contract.

SECTION 4. Performance under Drilling Contracts; No Duty of Inquiry. The Assignor hereby covenants and undertakes that, notwithstanding the assignment herein contained, it shall punctually perform all its obligations under all Drilling Contracts, to which it is a party. It is hereby expressly agreed that, anything contained herein to the contrary notwithstanding, the Assignor shall remain liable under all Drilling Contracts to which it is a party and shall perform its obligations thereunder, and the Assignee shall have no obligation or liability under any such Drilling Contract by reason of or arising out of the assignment contained herein, nor shall the Assignee be required to assume or be obligated in any manner to perform or fulfill any obligation of the Assignor under or pursuant to any such Drilling Contract or to make any payment or make any inquiry as to the nature or sufficiency of any payment received by the Assignee, or to present or file any claim or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder or pursuant hereto at any time or times.

SECTION 5. Power of Attorney. The Assignor does hereby irrevocably appoint and constitute the Assignee as the Assignor’s true and lawful attorney-in-fact with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable and otherwise to do any and all things which the Assignor itself could do in relation to the Assigned Property. Anything in this Section 5 to the contrary notwithstanding, (a) the Assignee agrees that it will not exercise any rights under the power of attorney provided for in this Section 5

Exhibit E

unless an Event of Default shall have occurred and be continuing, and (b) the parties agree that the grant of the power of attorney set forth in this Section 5 shall not be deemed to create an obligation on the part of the Assignee to take any one or more of the actions described herein.

SECTION 6. UCC Filings. The Assignor does hereby authorize the Assignee to do all things the Assignee may deem to be necessary or advisable in order to perfect or maintain the security interest granted by this Assignment including, but not limited to, filing any and all Uniform Commercial Code financing statements or renewals thereof in any applicable jurisdictions. For the avoidance of doubt, nothing herein shall require the Assignee to file any such financing statements or any continuation statements, or be responsible for maintaining the security interests purported to be created by this Assignment (except for the safe custody of any Assigned Property in its possession and the accounting for moneys actually received by it under this Assignment) and such responsibility shall be solely that of the Assignor.

SECTION 7. Application of Proceeds. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Intercreditor Agreement.

SECTION 8. Earnings Account. The Assignor shall procure that all Earnings are promptly credited to an Earnings Account.

SECTION 9. Miscellaneous.

9.1 Further Assurances. The Assignor agrees that if this Assignment shall at any time be insufficient in whole or in part to create a valid security interest in the Assigned Property, it shall execute or cause to be executed such other documents or deliver or cause to be delivered such further assurances as may be necessary in order to create a valid security interest in the Assigned Property.

9.2 Remedies Cumulative and Not Exclusive; No Waiver. No failure on the part of the Assignee or any other Pari Passu Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Pari Passu Obligations. The rights and remedies of the Assignee provided herein and in the other Pari Passu Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

9.3 Successors and Assigns. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee, its respective successors and assigns.

9.4 Waiver; Amendment. No amendment, modification or waiver of any provision of this Assignment, and no consent to any departure by the Assignor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 4.5(b) of the Intercreditor Agreement.

Exhibit E

9.5 Invalidity. Any provision of this Assignment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof or thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

9.6 Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

(b) in the case of the Assignee:

CITIBANK, N.A.,
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

9.7 Electronic Delivery. Delivery of an executed copy of this Assignment by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy. In the event that the Assignor delivers an executed copy of this Assignment by facsimile or electronic transmission, the Assignor shall also deliver an originally executed copy as soon as practicable, but the failure of the Assignor to deliver an originally executed copy of this Assignment shall not affect the validity or effectiveness of this Assignment.

Exhibit E

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

9.8 References. References herein to Sections and Exhibits are to be construed as references to sections of, and exhibits to, this Assignment, unless the context otherwise requires.

9.10 Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Assignment.

9.11 Termination. Upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, the continuing security interest granted hereby shall terminate and all rights to the Assigned Property shall revert to the Assignor. Upon any such termination, the Assignee will, at the Assignor’s sole expense, execute and deliver to the Assignor such documents as the Assignor shall reasonably request to evidence such termination.

9.12 Discretion of the Assignee. Notwithstanding anything else to the contrary herein, the Assignee shall not have any duty to take any discretionary action or exercise any discretionary powers; provided, however, that if the taking or exercise of any such discretionary action could reasonably be expected to expose the Assignee to any loss, liability or expense, the Assignee shall have received, upon request therefor, indemnity or security (or both) satisfactory to it against such loss, liability or expense that might be incurred in connection therewith. Whenever reference is made herein to any discretionary action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Assignee or to any election, decision, opinion, acceptance, use of judgment, expression of satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Assignee, it is understood that in all cases the Assignee shall have no duty and shall be fully justified in failing or refusing to take any such action under unless it shall have received written instructions from the Controlling Party (as defined in the Intercreditor Agreement), subject to the proviso set forth in the immediately preceding sentence.

Exhibit E

SECTION 10. Governing Law, Jurisdiction and Waivers.

10.1 Governing Law. THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 9.6 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.

10.2 ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN SECTION 10.1 ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

10.3 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Exhibit E

10.4 Conflict. In the event of a direct conflict between this Assignment and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Assignment sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Assignment as not being in direct conflict with the Intercreditor Agreement.

[Signature page follows]

Exhibit E

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed and delivered on the day and year first above written.

[NAME OF ASSIGNOR]

By:
Name:
Title:

[Signature Page to Assignment of Earnings]

Exhibit E

Acknowledged and Agreed to on the day and year first above written:

CITIBANK, N.A.,
as the Assignee

By:
Name:
Title:

[Signature Page to Assignment of Earnings]

FORM OF EARNINGS ASSIGNMENT NOTICE

TO: [Counterparty to Drilling Contract]

TAKE NOTICE:

(a) that by an Assignment of Earnings dated as of [—], 20[—] made by us to CITIBANK, N.A., as the Pari Passu Collateral Agent (as defined in the Assignment) for the Pari Passu Secured Parties (as defined in the Assignment) (together with its successors and assigns in such capacity, the “Assignee”), we, [the owner of the [                    ] registered drillship [                    ] (the “Vessel”), Official No. [            ]]2, have assigned to the Assignee a security interest in all our right, title and interest in and to:

(i)	all freight, hire and passage moneys due or to become due to the Assignor as a consequence of the operation of the Vessel, including without limitation payments of any nature under any present or future charterparty, pool agreement or drilling contract in respect of the Vessel or other contract for use of the Vessel;

(ii)	any claim under any guarantee in respect of any charterparty, pool agreement or drilling contract or contract in respect of the Vessel or other contract for use of the Vessel or otherwise related to freight, hire or passage moneys payable to the Assignor as a consequence of the operation of the Vessel;

(iii)	any compensation payable to the Assignor in the event of any requisition of the Vessel;

(iv)	all remuneration for salvage, towage and other services performed by the Vessel and payable to the Assignor;

(v)	all demurrage and retention money receivable by the Assignor in relation to the Vessel;

(vi)	all moneys which are at any time payable under the insurances in respect of loss of Earnings;

(vii)	if and whenever the Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel;

[2]	Revise bracketed language as necessary for an Internal Charterer.

Exhibit 1-1

(viii)	any other money whatsoever due or to become due to the Assignor in relation to the Vessel; and

(ix)	all proceeds of the foregoing; and

(b) that you are hereby irrevocably authorized and instructed to pay as from the date hereof all of such aforesaid moneys as follows (or to such other account as the Assignee may direct from time to time):

Bank Name: [ ]

Address: [ ]

Account Name: [ ]

Account Number: [ ]

ABA/Routing: [ ]

Swift: [ ]

DATED: [—], 20[—]

[NAME OF ASSIGNOR]

By:
Name:
Title:

Exhibit 1-2

EXHIBIT F

FORM OF ASSIGNMENT OF MANAGEMENT AGREEMENT1

[NAME OF COLLATERAL VESSEL]

By this Assignment of Management Agreement, dated as of [            ] [    ], 20[    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”), [                    ], a [                    ] organized and existing under the laws of [                    ] (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto CITIBANK, N.A., as pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined in the Intercreditor Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”), in accordance with the terms of that certain: (i) Credit Agreement, dated as of June 3, 2013 (as the same has been and may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Revolving Credit Agreement”), among Pacific Drilling S.A., a Luxembourg company organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, various lenders from time to time party thereto and Citibank N.A., as administrative agent (the “Revolving Credit Agreement Agent”) and issuing lender; (ii) Term Loan Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Term Loan Agreement”), among the Company, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (the “Term Loan Agent”); and (iii) Indenture, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Indenture”) among the Company, as issuer, the subsidiary guarantors party thereto from time to time (including the Assignor) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee, and any and all successors thereto (the “Trustee”) (the Indenture, the Revolving Credit Agreement and the Term Loan Agreement are referred to herein as the “Credit Facilities”), pursuant to which the Assignor has guaranteed the Company’s obligations under the Credit Facilities in accordance with the (x) Subsidiary Guaranty as described in the Revolving Credit Agreement (the “Revolving Credit Agreement Guarantee”), (y) Subsidiary Guarantee (as defined in the Indenture) (the “Note Guarantee”), and (z) Subsidiary Guaranty as described in the Term Loan Agreement (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”), as security for all of the Pari Passu Obligations (as defined in the Intercreditor Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Intercreditor Agreement”), among the Assignee, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, the Assignor and each other grantor party thereto) under the Pari Passu Documents (as defined in the Intercreditor Agreement), and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, in favor of the Assignee, all the right, title and interest of the Assignor in and to the [Ship Management Agreement] dated as of [                 , 20    ]1 between the Assignor, as “Owner,” and [                    ], a [                    ] as vessel manager (the “Approved Manager”), with respect to the [                    ] flag vessel

[1]	Modify appropriately for any sub-management agreements.

Exhibit F

[            ] (the “Collateral Vessel”), as such management agreement may heretofore or hereafter be amended, amended and restated, or extended or renewed from time to time (the “Management Agreement”) in accordance with Section 2 hereof. The rights assigned hereby include without limitation, (i) the Assignor’s right to receive all moneys due and to become due under the Management Agreement, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Management Agreement, to perform thereunder and to compel performance of the terms thereof; and (ii) all claims for other proceeds in respect of the Management Agreement.

It is agreed by the parties hereto as follows:

1. Except as otherwise defined herein, terms defined in the Intercreditor Agreement shall have the same meanings when used herein

“Earnings Account” has the meaning ascribed to it in that certain Security Agreement, dated as of June 3, 2013, among the Assignor, each of the other grantors party thereto and the Assignee.

“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Permitted Liens” shall mean Liens permitted to exist on the rights assigned hereby by the Pari Passu Documents.

“Ship Mortgage” means that certain First Preferred Mortgage, dated [            ] [    ], 20[    ] by the Assignor, as Owner in favor of the Assignee, as Pari Passu Collateral Agent, as Mortgagee over the Collateral Vessel, as it may be amended, restated, supplemented or otherwise modified from time to time.

2. It is expressly agreed that notwithstanding anything herein contained to the contrary, (i) the Assignor shall remain liable under the Management Agreement to perform all the obligations assumed by it thereunder, (ii) if an Event of Default shall have occurred and be continuing, the obligations of the Assignor under the Management Agreement may be performed by the Assignee or its nominee or other designee without releasing the Assignor therefrom, (iii) the Assignee shall have no obligation or liability under the Management Agreement by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Management Agreement, or to make any payment thereunder or to make any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder, (iv) the Assignee shall not be obligated to bring, appear in or defend any action, suit or proceeding respecting this Assignment or the Management Agreement, and (v) the Assignor shall provide the Assignee with a copy of any amendment to the Management Agreement in due course.

Exhibit F

3. The Assignor represents and warrants that (i) it shall appoint only the Company or any direct or indirect Restricted Subsidiary (as defined in the Pari Passu Documents) of the Company controlled by the Company or any of its Restricted Subsidiaries as manager of the Vessel and shall give notice of this Assignment, substantially in the form of Exhibit A hereto to the Approved Manager and it shall cause the Approved Manager to provide consent to this Assignment substantially in the form of Exhibit B hereto; (ii) the copy of the Management Agreement delivered to the Assignee together with this Assignment is true, correct and complete, (iii) the Approved Manager has no claims against the Assignor under the Management Agreement as of the date hereof, and (iv) there is not now in effect any assignment or pledge of, and hereby covenants that it will not assign, pledge, or suffer to exist any Lien, charge, security interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to, so long as this Assignment shall remain in effect, the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns, other than Permitted Liens.

4 The Assignor does hereby appoint the Assignee as such Assignor’s true and lawful attorney, irrevocably, with full power (in the name of such Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Management Agreement or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees not to exercise its powers as attorney-in-fact unless an Event of Default shall have occurred and be continuing. If an Event of Default shall have occurred and be continuing, the Assignee may take or refrain from taking any action hereunder that it believes advisable in its sole discretion. Notwithstanding the power of attorney contained herein, the Assignor shall remain fully liable to perform all of its obligations under the Management Agreement.

5. The Assignor further agrees that (i) if the Assignee advises that an Event of Default shall have occurred and be continuing, the Assignee, at the direction of the Controlling Party, shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by the Approved Manager under the Management Agreement or hereunder, other than for services already rendered by the Approved Manager as of the effective date of such termination, (ii) any claim, Lien or security interest arising in favor of the Approved Manager under the Management Agreement against the Collateral Vessel or the Assignor shall be subject and subordinate in all respects to the Lien of the Ship Mortgage and of any other Collateral Agreement in favor of the Assignee, (iii) at the sole option of the Assignee, if the Assignee commences a foreclosure under the Ship Mortgage or enforcement of any other Collateral, the Assignee shall, at the direction of the Controlling Party, have the right to terminate the Management Agreement with respect to such Collateral Vessel and such Lien and divest the Approved Manager and its sub-managers of all right, title and interest in and to, and Liens or claim against, such Collateral Vessel, and (iv) it will advise the Assignee promptly in writing of any outstanding claims that the Approved Manager has against the Collateral Vessel or any other Collateral.

Exhibit F

6. Notwithstanding anything to the contrary, so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive, deposit in the Earnings Account, and retain in accordance with the terms of the Assignment of Earnings any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Approved Manager or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee at such place as the Assignee may require, and shall deliver to the Assignee the written acknowledgment of the Approved Manager or other obligor of such instructions.

7. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, the Assignor will promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request or as shall be necessary for the Assignee to obtain the full benefits of this Assignment and of the rights and powers herein granted or to perfect the interests assigned to the Assignee hereunder, including, without limitation, the execution and delivery of such notices and Uniform Commercial Code financing and continuation statements and the filing thereof in such jurisdictions as shall be appropriate. To the extent permitted by applicable law, the Assignor hereby authorizes the Assignee to execute and file any such financing or continuation statements without necessity of the signature of the Assignor.

8. All moneys collected or received from time to time by the Assignee pursuant to this Assignment shall be applied in accordance with the terms of the Intercreditor Agreement.

9. No failure on the part of the Assignee or any other Pari Passu Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Assignment shall in any manner impair or affect other security for the Pari Passu Obligations. The rights and remedies of the Assignee provided herein and in the other Pari Passu Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

10. This Assignment and all obligations of the Assignor hereunder shall be binding upon the successors and assigns of the Assignor and shall, together with the rights and remedies of the Assignee hereunder, inure to the benefit of the Assignee and its respective successors and assigns.

11. Upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, the Assignee will at the request and cost of the Assignor, promptly reassign the Management Agreement and its interest in and all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

12. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by

Exhibit F

facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

(b) in the case of the Assignee:

CITIBANK, N.A.,
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

13. Governing Law, Jurisdiction and Waivers.

(a) THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE

Exhibit F

COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.

(b) ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN PARAGRAPH (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

14. Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

15. This Assignment, the other Pari Passu Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.

Exhibit F

16. This Assignment, the Notice of Assignment of Management Agreement and the Approved Manager’s Consent and Undertaking annexed hereto may be executed by each of the Assignee, the Assignor and the Approved Manager in separate counterparts without in any way adversely affecting the validity hereof or of said Notice of Assignment of Management Agreement or said Approved Manager’s Consent and Undertaking.

17. In the event of a direct conflict between this Assignment and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Assignment sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Assignment as not being in direct conflict with the Intercreditor Agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

Exhibit F

IN WITNESS WHEREOF, the Assignor has caused this Assignment of Management Agreement to be duly executed as of the day and year first above written.

[NAME OF ASSIGNOR], as Assignor

By:
Name:
Title:

Accepted and Agreed:

CITIBANK, N.A., as the Pari Passu Collateral Agent, as Assignee

By:
Name:
Title:

[Signature Page to Assignment of Management Agreement]

Exhibit A

FORM OF NOTICE OF ASSIGNMENT OF MANAGEMENT AGREEMENT

Date: [                 , 20    ]

To: [                    ]

The undersigned refers to the [Ship Management Agreement dated as of                  , 20    ], (the “Management Agreement”), made between the undersigned (the “Assignor”) and [                    ] (the “Approved Manager”), by which the undersigned agreed to hire you as [commercial and] technical manager for, and you agreed to provide [commercial and] technical management of, the [                    ] (the “Collateral Vessel”) for the period and on the terms and conditions set out in the Management Agreement. Reference is also made to that certain (i) Credit Agreement, dated as of June 3, 2013 (as the same has been and may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Revolving Credit Agreement”), among Pacific Drilling S.A., a Luxembourg company organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, various lenders from time to time party thereto and Citibank N.A., as administrative agent (the “Revolving Credit Agreement Agent”) and issuing lender; (ii) Term Loan Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Term Loan Agreement”), among the Company, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (the “Term Loan Agent”); and (iii) Indenture, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Indenture”) among the Company, as issuer, the subsidiary guarantors party thereto from time to time (including the Assignor) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee, and any and all successors thereto (the “Trustee”) (the Indenture, the Revolving Credit Agreement and the Term Loan Agreement are referred to herein as the “Credit Facilities”), the related Guarantees and the other Pari Passu Collateral Documents (as each is defined in the Assignment (defined below).

We hereby give you notice of the following, and you by your execution and delivery of the Approved Manager’s Consent and Undertaking hereby agree to the following:

1.	By an assignment dated as of the date hereof (the “Assignment”; the defined terms used herein and not otherwise defined shall be used herein as therein defined), to which this notice is attached, made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee, as security for all of the Pari Passu Obligations under the Pari Passu Documents, all our right, title and interest in and to the Management Agreement and in and to all moneys and claims for moneys due and to become due to us thereunder (all as more fully described in the Assignment).

Exhibit A-1

2.	You are hereby irrevocably authorized and instructed that if the Assignee advises that an Event of Default shall have occurred and be continuing, upon your receipt of written notice from the Assignee, to pay all moneys payable by you under the Management Agreement to such place as the Assignee may from time to time direct.

3.	The undersigned shall remain liable to perform all its obligations under the Management Agreement, and the Assignee shall not be under any obligation under the Management Agreement, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, any of our obligations under the Management Agreement, you agree, without thereby releasing the undersigned from our obligations under the Management Agreement, to accept such performance.

4.	You consent to the Assignment, and agree if the Assignee advises that an Event of Default shall have occurred and be continuing that, upon receipt of written notice from the Assignee, you will make payment of all moneys due and to become due under the Management Agreement, as the Assignee shall direct in its sole discretion, without setoff or deduction for any claim not arising under the Management Agreement or any other management agreement entered into with you in relation to the Collateral Vessel (the “Managed Vessel”), direct to such account specified by the Assignee at such address as the Assignee shall request in writing until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to the Approved Manager’s Consent and Undertaking once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or set-off that you could assert against the Assignor under the Management Agreement or any other management agreement entered into with you in relation to any of the Managed Vessel. This provision shall not be construed to relieve the Assignor of any liability to the Approved Manager.

5.	You agree if the Assignee advises that an Event of Default shall have occurred and be continuing that the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Management Agreement in accordance with the terms of the Assignment and you shall comply in all respects with such exercise. You agree that any claim, Lien or security interest that you may have against the Collateral Vessel or Assignor shall be subject and subordinate in all respects to the Lien of the Ship Mortgage on such Collateral Vessel or other Collateral in favor of the Assignee, and, at the option of the Assignee, foreclosure under the Ship Mortgage or enforcement of other Collateral shall terminate the Management Agreement and such Liens and divest you and your sub-managers of all right, title and interest in and to the Collateral Vessel. You agree that each sub-management agreement respecting the Collateral Vessel made between you and any Affiliate (as defined in the Intercreditor Agreement) of the undersigned shall be explicitly made subordinate in all respects to the Lien of the Ship Mortgage.

By your Approved Manager’s Consent and Undertaking, you further agree that if the Assignee advises that an Event of Default shall have occurred and be continuing, the

Exhibit A-2

Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon no fewer than three (3) Business Days prior written notice to the Assignor and to you as the Approved Manager setting forth the effective date of such termination, without such termination giving rise to any claim by you as Approved Manager, other than for services already rendered by you as Approved Manager as of the effective date of such termination.

6.	You covenant and agree with the Assignee that you will (x) clearly record on your books and records notations of the Assignment, and (y) provide the Assignee with a copy of any amendment to the Management Agreement in due course.

7.	Your Approved Manager’s Consent and Undertaking, and your agreements therein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

8.	This Notice of Assignment of Management Agreement shall terminate, and be of no further force and effect, upon the termination of the Assignment (as notified to you by the Assignee).

The authorizations and instructions by us in this Notice of Assignment of Management Agreement cannot be revoked or varied by us without the Assignee’s prior written consent.

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Exhibit A-3

[NAME OF ASSIGNOR], as Assignor

By:
Name:
Title:

Exhibit A-4

Exhibit B

FORM OF APPROVED MANAGER’S CONSENT AND UNDERTAKING

Date: [                 , 20    ]

To: CITIBANK, N.A., as Pari Passu Collateral Agent

We refer to (a) the [Ship Management Agreement dated as of                  , 20    ] (the “Management Agreement”), between us, [                    ] (the “Approved Manager”), and [                    ] (the “Assignor”), and (b) the Assignment of Management Agreement dated as of [                 , 20    ] (the “Assignment”), made between the Assignor and CITIBANK, N.A., as the Pari Passu Collateral Agent for the Pari Passu Secured Parties (the “Assignee”) under the Intercreditor Agreement. Capitalized terms used herein and not otherwise defined herein are used as defined in, or by reference in, the Assignment.

In consideration of your agreeing to the execution and delivery of the Management Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree with you as follows:

1.	We agree to the terms set out in the Assignment, and consent to, and agree to be bound by, such Assignment. Without limitation, we agree that if you as Assignee notify us that an Event of Default shall have occurred and be continuing, we will accept performance of the Management Agreement (solely at your option) from you or your nominee or designee, as long as such performance is made in accordance with the terms of the Management Agreement.

2.	If the Assignee shall advise us that an Event of Default shall have occurred and be continuing, we covenant and agree with the Assignee that the Assignee shall have the right to terminate the Management Agreement, as the Assignee determines in its sole discretion, upon not fewer than three (3) Business Days prior written notice to the Assignor and to us setting forth the effective date of such termination, without such termination giving rise to any claim by us as Approved Manager, other than for services already rendered by us as Approved Manager as of the effective date of such termination.

3.	We agree that any claim, Lien or security interest arising in our favor under the Management Agreement against the Collateral Vessel or the Assignor is subject and subordinate in all respects to the Lien of the Ship Mortgage and of any other Collateral Agreement in favor of the Assignee, and, at the sole option of the Assignee, foreclosure under the Ship Mortgage or enforcement of any other Collateral shall terminate the Management Agreement with respect to the Collateral Vessel and such Liens in our favor and divest us and our sub-managers of all right, title and interest in and to the Collateral Vessel. We agree that we will not commence arrest proceedings against the Collateral Vessel.

Exhibit B-1

4.	We will not enter into any sub-management agreement or contract out our obligations under any sub-management agreement to any person in such manner that relieves us of our obligations under the Management Agreement without assigning our rights under such sub-management agreement to the Assignee, such assignment to be substantially in the form of the Assignment of Management Agreement together with Notice and Approved Manager’s Undertaking (provided, the provisions described in paragraphs 2 and 3 above shall not be included in any assignment of sub-management agreement or notice or manager’s undertaking relating thereto unless the sub-manager is an Affiliate of the Assignor).

5.	We agree that (i) we will not commence any arbitration, suit or other proceeding against the Assignor under the Management Agreement without the prior written consent of the Assignee, which consent may be withheld in the Assignee’s sole discretion, and (ii) if the Assignee notifies us that an Event of Default has occurred and is continuing, we will discontinue any such arbitration, suit or other proceeding.

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Exhibit B-2

For and on behalf of

[ ], as Approved Manager

By:
Name:
Title:

Exhibit B-3

EXHIBIT G

FORM OF ASSIGNMENT OF BAREBOAT CHARTER (INTERNAL CHARTER)

[NAME OF COLLATERAL VESSEL]

By this Assignment of Bareboat Charter, dated as of [            ] [    ], 20[    ] (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Assignment”), the undersigned [                    ], a [                    ] organized and existing under the laws of [                    ] (the “Assignor”), in consideration of One Dollar ($1.00) lawful money of the United States of America and other good and valuable consideration, the receipt of which is hereby acknowledged, has sold, assigned, transferred and set over, and does hereby sell, assign, transfer and set over unto CITIBANK, N.A., as pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as defined in the Intercreditor Agreement referred to below) (together with its successors and assigns in such capacity, the “Assignee”), in accordance with the terms of that certain: (i) Credit Agreement, dated as of June 3, 2013 (as the same has been and may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Revolving Credit Agreement”), among Pacific Drilling S.A., a Luxembourg company organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”), as borrower, various lenders from time to time party thereto and Citibank N.A., as administrative agent (the “Revolving Credit Agreement Agent”) and issuing lender; (ii) Term Loan Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Term Loan Agreement”), among the Company, as borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (the “Term Loan Agent”); and (iii) Indenture, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Indenture”) among the Company, as issuer, the subsidiary guarantors party thereto from time to time (including the Assignor) and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee, and any and all successors thereto (the “Trustee”) (the Indenture, the Revolving Credit Agreement and the Term Loan Agreement are referred to herein as the “Credit Facilities”), pursuant to which the Assignor has guaranteed the Company’s obligations under the Credit Facilities in accordance with the (x) Subsidiary Guaranty as described in the Revolving Credit Agreement (the “Revolving Credit Agreement Guarantee”), (y) Subsidiary Guarantee (as defined in the Indenture) (the “Note Guarantee”), and (z) Subsidiary Guaranty as described in the Term Loan Agreement (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”), as security for all of the Pari Passu Obligations (as defined in the Intercreditor Agreement, dated as of June 3, 2013 (as the same may be amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time, the “Intercreditor Agreement”), among the Assignee, the Revolving Credit Agreement Agent, the Term Loan Agent, the Trustee, the Company, the Assignor and each other grantor party thereto) under the Pari Passu Documents (as defined in the Intercreditor Agreement), and unto the Assignee’s successors and assigns, to its and its successors’ and assigns’ own proper use and benefit, and does hereby grant to the Assignee a security interest in all the right, title interest, claim and demand of the Assignor in and to:

(i) that certain [Bareboat Charter], dated as of [            ] [    ], 20[    ] (as may be amended, extended, renewed or otherwise modified from time to time, the “Charter”),

Exhibit G

between the Assignor and [                    ], a [                    ] organized and existing under the laws of [                    ], (the “Charterer”), with respect to the Assignor’s [                    ] flag vessel [                    ] (Official No. [            ]) (the “Collateral Vessel”), including, without limitation, within such assignment, the right to receive all moneys due and to become due under the Charter and all rights arising out of the owner’s lien on cargoes and subfreights thereunder, all claims for damages arising out of the breach thereof and the right of the Assignor to terminate the Charter, to perform thereunder and to compel performance of the terms thereof;

(ii) all moneys and claims for moneys due and to become due to the Assignor, and all claims for damages and all insurance and other proceeds in respect of, the actual or constructive loss of, or the requisition (whether of title or use), condemnation, sequestration, seizure, forfeiture or other taking of, the Collateral Vessel; and

(iii) any proceeds of any of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof.

Capitalized terms used herein and not otherwise defined are used herein as defined in the Intercreditor Agreement.

For purposes of this Assignment “Earnings Account” has the meaning ascribed to it in that certain Security Agreement, dated as of June 3, 2013, among the Assignor, each of the other grantors party thereto and the Assignee.

It is expressly agreed that anything herein contained to the contrary notwithstanding, (i) the Assignor shall remain liable under the Charter to perform all the obligations assumed by it thereunder, (ii) if an Event of Default shall have occurred and be continuing, the obligations of the Assignor under the Charter may be performed by the Assignee or its nominee or other assignee from the Assignee without releasing the Assignor therefrom, and (iii) the Assignee shall have no obligation or liability under the Charter by reason of, or arising out of, this Assignment and shall not be obligated to perform any of the obligations of the Assignor under the Charter, or to make any payment or any inquiry of the sufficiency of any payment received by it, or to present or file any claim or to take any other action to collect or enforce any payment assigned hereunder. The Assignor shall provide the Assignee with a copy of any amendment to the Charter in due course.

The Assignor does hereby constitute the Assignee as the Assignor’s true and lawful attorney-in-fact, irrevocably, with full power (in the name of the Assignor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for money due and to become due under, or arising out of, the Charter or otherwise assigned hereunder, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings in connection therewith. The Assignee agrees to take any action permitted in the preceding sentence only if an Event of Default shall have occurred and be continuing.

Exhibit G

Notwithstanding anything to the contrary, so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to receive into the Earnings Account and retain therein any and all moneys otherwise assigned hereunder. If an Event of Default shall have occurred and be continuing, at the request of the Assignee, the Assignor shall specifically authorize and direct the Charterer or other obligor to make payment of all of the moneys hereby assigned directly to the Assignee in accordance with instructions of the Assignee, and shall deliver to the Assignee the written acknowledgment of the Charterer or obligor of such instructions.

The Assignor hereby irrevocably authorizes the Assignee, at such Assignor’s expense, to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment, without such Assignor’s signature, as the Assignee at its option may deem appropriate, and hereby appoints the Assignee as such Assignor’s attorney-in-fact to execute any such statement in such Assignor’s name and to perform all other acts which the Assignee may deem appropriate to perfect and continue the security interests conferred hereby; provided, however, such right and assignment of power shall not constitute a duty of the Assignee, and the Assignor shall have the duty to file all necessary financing and continuation statements to perfect the security interest granted herein.

The Assignor does hereby represent and warrant that, to the best of its knowledge, the Charterer has no claims against the Assignor under the Charter as of the date hereof. The Assignor does hereby further represent and warrant that there is not now in effect any assignment or pledge of, and hereby covenants that the Assignor will not, so long as this instrument of Assignment shall remain in effect, assign, pledge, or suffer to exist any lien, charge, security interest, or encumbrance, or any other type of preferential arrangement, upon or with respect to the whole or any part of the rights hereby assigned, to anyone other than the Assignee, its successors or assigns.

Upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, the Assignee will at the request and cost of the Assignor, reassign the Charter and its interest in and all other rights assigned to the Assignee hereunder to the Assignor or as the Assignor shall direct, without any representation, warranty or recourse by or to the Assignee.

All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient); provided, however, that notices and other communications to the Assignee shall not be effective until received by the Assignee. All notices and other communications shall be in writing and addressed to such party at:

(a) in the case of the Assignor:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

Exhibit G

(b) in the case of the Assignee:

CITIBANK, N.A.,
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

Any party hereto may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

THIS ASSIGNMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS ASSIGNMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS ASSIGNMENT, ASSIGNOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. ASSIGNOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS ASSIGNMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ASSIGNOR. ASSIGNOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES SET FORTH HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY

Exhibit G

OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ASSIGNOR IN ANY OTHER JURISDICTION.

ASSIGNOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS ASSIGNMENT BROUGHT IN THE COURTS REFERRED TO IN THE IMMEDIATELY PRECEDING PARAGRAPH AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Invalidity, unenforceability, or invalidation of any one or more of the provisions of this Assignment for any reason shall in no way affect any other provisions hereof, which other provisions shall remain in full force and effect.

This Assignment, the other Pari Passu Documents and the documents herein and therein mentioned contain, or expressly incorporate, the entire agreement of the parties with respect to the subject matter hereof. This Assignment may not be altered or amended except by an agreement in writing signed by the Assignee and the Assignor.

This Assignment and the Agreement and Consent to Assignment annexed hereto may be executed by the Assignee, the Assignor and the Charterer under the Charter in separate counterparts without in any way adversely affecting the validity of said Agreement and Consent to Assignment. [Prior to or simultaneously with entering into the Charter, the Assignor has caused the Charterer to execute and deliver to the Assignee such Agreement and Consent to Assignment.]1

In the event of a direct conflict between this Assignment and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Assignment sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Assignment as not being in direct conflict with the Intercreditor Agreement.

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[1]	This sentence to be inserted only in Assignments related to Charters executed after the Closing Date.

Exhibit G

IN WITNESS WHEREOF, the Assignor has caused this instrument of Assignment to be duly executed as of the day and year first above written.

[NAME OF ASSIGNOR], as Assignor

By:
Name:
Title:

The terms and conditions of this Assignment are hereby ACCEPTED BY:

CITIBANK, N.A., as the Pari Passu Collateral Agent, as Assignee

By:
Name:
Title:

[Signature Page to Assignment of Bareboat Charter (Internal Charter)]

Exhibit A

FORM OF NOTICE OF ASSIGNMENT OF BAREBOAT CHARTER

and

FORM OF AGREEMENT AND CONSENT TO ASSIGNMENT

Dated: [                 , 20    ]

To: [Charterer]

Re: [Collateral Vessel]

We refer to the Bareboat Charter, dated as of [            ] [    ], 20[    ] (the “Charter”), made between us, [                    ], (the “Assignor” or “we”), and you, [Charterer] (the “Charterer” or “you”), by which we agree to let, and you agree to take on charter the [                    ] flag vessel [                    ] (the “Collateral Vessel”) for the period and on the terms and conditions set out in the Charter.

We hereby give you notice of the following, and you by your execution and delivery of this Agreement and Consent to Assignment (this “Consent”) hereby agree to the following:

1.	By an assignment (the “Assignment”, the defined terms therein being used herein and not otherwise defined shall be used herein as therein defined), dated as of [ ] [ ], 20[ ], (a copy of which is attached hereto) made between us and the Assignee referred to therein, we have sold, assigned, transferred and set over unto the Assignee all our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter (all as more fully described in the Assignment).

2.	You are hereby irrevocably authorized and instructed to make all payments due by you in accordance with the terms of the Charter to [insert Earnings Account instructions].

3.	Upon your receipt of written notice of the occurrence of an Event of Default from the Assignee, you are hereby irrevocably authorized and instructed to pay, and agree that you will make payment of, all such moneys payable by you under the Charter to such place as the Assignee may from time to time direct.

4.	We shall remain liable to perform all our obligations under the Charter and the Assignee shall not be under any obligation under the Charter, but should the Assignee exercise its right to perform, or cause performance by its nominee or designee of, our obligations under the Charter, you agree, without thereby releasing us from our obligations under the Charter, to accept such performance.

Exhibit A-1

5.	You consent to the Assignment, and agree that you will make payment of all moneys due and to become due under the Charter, without setoff or deduction for any claim not arising under the Charter, direct to the account set forth in paragraph 2 hereof, and otherwise if the Assignee has given you a written notice of the occurrence of an Event of Default, to such account specified by the Assignee at such address as the Assignee shall request the undersigned in writing, in each case until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full. You agree that you shall not seek the recovery of any payment actually made by you to the Assignee pursuant to this Charterer’s Consent and Agreement once such payment has been made. You hereby waive the right to assert against the Assignee, as assignee of the Assignor, any claim, defense, counterclaim or setoff other than a claim, defense, counterclaim or setoff that you could assert against the Assignor under the Charter. These provisions shall not be construed to relieve the Assignor of any liability to the Charterer.

6.	You agree that if the Assignee gives you written notice that an Event of Default has occurred and is continuing, the Assignee shall be entitled to exercise any and all rights and remedies of the Assignor under the Charter in accordance with the terms of the Assignment, and you shall comply in all respects with such exercise.

7.	You agree that you will not, until the termination of the Assignment, acknowledge and consent to any other assignment by us of any of the whole or any part of our right, title and interest in and to the Charter and in and to moneys and claims for moneys due and to become due to us under the Charter without the written consent of the Assignee.

8.	You may rely on any written notice given by the Assignee to you as being properly given under the terms of the Assignment and this Consent, even if we notify you that such written notice is not validly given.

9.	You covenant and agree with the Assignee that you will (i) clearly record on your books and records notations of the Assignment, and (ii) provide the Assignee with a copy of any amendment to the Charter in due course.

10.	Your acknowledgement and consent hereunder, and your agreements herein contained, are for the benefit of the Assignee and shall be enforceable by the Assignee.

11.	This Consent shall terminate, and be of no further force and effect, at the earlier of the termination of (i) the Assignment (as notified to you by the Assignee) or (ii) the Charter.

The authorizations and instructions by us in this Consent cannot be revoked or varied by us without the Assignee’s prior written consent.

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Exhibit A-2

For and on behalf of

[ASSIGNOR]

By:
Name:
Title:

Dated:

Exhibit A-3

Dated:                  , 20

To: [Assignor]

To: CITIBANK, N.A., as the Pari Passu Collateral Agent and as Assignee

In consideration of the Charter, and for other good and valuable consideration, the receipt of which is hereby acknowledged, we hereby agree to the terms set out above and hereby consent to, and agree to be bound by, the foregoing Agreement and Consent to Assignment.

For the benefit of the Assignee, the Charterer irrevocably waives and disclaims any lien that it may have on the Collateral Vessel, howsoever and whensoever arising, and irrevocably agrees that any claim against the Collateral Vessel that the Charterer may or could have is subject and subordinate always to the claims of the Assignee and the Lenders under any Collateral Agreement including, but not limited to, the Mortgagee under the Ship Mortgage (as defined below) on the Collateral Vessel, provided further that the creation or enforcement by the Charterer of any maritime lien (other than Liens permitted under a Pari Passu Document) on the Collateral Vessel arising from or related to the Charter (or any other sub-charter or similar contract of or related to the Collateral Vessel) is expressly prohibited. “Ship Mortgage” means that certain First Preferred Mortgage, dated [            ] [    ], 20[    ] by the Assignor, as Owner in favor of the Assignee, as Pari Passu Collateral Agent, as Mortgagee over the Collateral Vessel, as it may be amended, restated, supplemented or otherwise modified from time to time.

The undersigned confirms that the Charter has been duly executed by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

For and on behalf of

[CHARTERER]

By:
Name:
Title:

Exhibit A-4

EXHIBIT H

FORM OF U.S. PLEDGE AND SECURITY AGREEMENT

MADE BY

[NAME OF EACH GRANTOR]

AND

EACH OF THE OTHER GRANTORS (AS DEFINED HEREIN)

IN FAVOR OF

CITIBANK, N.A.,

AS THE PARI PASSU COLLATERAL AGENT

DATED AS OF

JUNE 3, 2013

Exhibit H

Page i

Exhibit H

Page ii

SCHEDULES:

Schedule 3.01	Names/Trade Names, Jurisdiction of Organization, Organization Number, Taxpayer Identification Number, Chief Executive Office
Schedule 3.02	Commercial Tort Claims
Schedule 3.05	Earnings Accounts
Schedule 5.02A	Securities
Schedule 5.02B	Instruments

EXHIBITS:

Exhibit A	U.S. Pledge and Security Supplement

Exhibit H

This U.S. PLEDGE AND SECURITY AGREEMENT dated as of June 3, 2013 (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) is entered into by each of the undersigned grantors (each, a “Grantor” and, together with any other entity that becomes a grantor hereunder pursuant to Section 8.01 hereof, collectively, the “Grantors”) in favor of CITIBANK, N.A. (“Citibank”), in its capacity as Pari Passu Collateral Agent (together with any successor pari passu collateral agent, the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as such term is defined in the Intercreditor Agreement referred to below).

RECITALS

A. Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (the “Company”), has entered into a Credit Agreement dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Revolving Credit Agreement”), with the lenders from time to time party thereto, the Issuing Lenders (as defined therein) and Citibank, as administrative agent (the “Revolving Credit Agreement Agent”), providing for the making of loans to the Company and the issuance of letters of credit for the account of the Company or any Restricted Subsidiary (as defined therein) of the Company in the aggregate principal amount of $500,000,000.

B. The Company or any Restricted Subsidiary of the Company has entered into, or may at any time and from time to time after the date hereof enter into, (i) one or more Interest Rate Protection Agreements (as defined in the Revolving Credit Agreement) and/or Other Hedging Agreements (as defined in the Revolving Credit Agreement) with one or more Other Creditors (as defined in the Revolving Credit Agreement) (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (ii) one or more Secured Cash Management Agreements (as defined in the Revolving Credit Agreement).

C. The Company has entered into a Term Loan Credit Agreement dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”), with the lenders from time to time party thereto and Citibank, as administrative agent (the “Term Loan Agent”), providing for the making of term loans to the Company in the aggregate principal amount of $750,000,000. In accordance with the terms of the Term Loan Agreement, the Company may incur additional term loans thereunder in an aggregate principal amount such that the sum of all Notes Obligations, plus the aggregate amount of all Pari Passu Obligations (other than the Revolving Credit Agreement Obligations) does not exceed $1,700,000,000.

D. The Company has entered into an Indenture dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) with the subsidiary guarantors party thereto from time to time and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), pursuant to which the Company will issue its 5.375% Senior Secured Notes due 2020 in an initial aggregate principal amount of $750,000,000 (the “Initial Notes”). In accordance with the terms of the Indenture, the Company may issue additional senior secured notes thereunder in an additional principal amount of up to $100,000,000 (such additional notes, together with the Initial Notes, the “Notes”).

Exhibit H

E. It is a requirement of the Revolving Credit Agreement, the Secured Hedging Agreements, the Secured Cash Management Agreements, the Term Loan Agreement and the Indenture that the Grantors enter into this Agreement in order to grant to the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, a security interest in the Collateral (as hereinafter defined).

F. Each Grantor will receive substantial, direct and indirect, benefits from the extension of credit to the Company under the Revolving Credit Agreement, the Term Loan Agreement and the Indenture.

G. NOW, THEREFORE, in consideration of the premises and the mutual agreements herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Definitions

Section 1.01 Definitions.

(a) Unless otherwise defined herein, capitalized terms defined in the Intercreditor Agreement and used herein have the meanings given to them in the Intercreditor Agreement, and all terms which are defined in Article 8 or 9 of the UCC (as hereinafter defined) are used herein as so defined. The parties intend that the terms used herein which are defined in the UCC have, at all times, the broadest and most inclusive meanings possible. Accordingly, if the UCC shall in the future be amended or held by a court to define any term used herein more broadly or inclusively than the UCC in effect on the date hereof, then such term, as used herein, shall be given such broadened meaning. If the UCC shall in the future be amended or held by a court to define any term used herein more narrowly, or less inclusively, than the UCC in effect on the date hereof, such amendment or holding shall be disregarded in defining terms used herein.

(b) The following terms have the following meanings:

“Collateral” has the meaning assigned such term in Section 2.01.

“Copyrights” means the collective reference to (a) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office, and (b) the right to obtain all renewals thereof.

“Copyright Licenses” means any written agreement naming any Grantor as licensor or licensee, granting any right under any Copyright, including the grant of rights to manufacture, distribute, exploit and sell materials derived from any Copyright.

“Drilling Contract” shall mean any charterparty, pool agreement or drilling contract in respect of any Vessel or other contract for use of any Vessel.

Exhibit H

“Earnings” shall mean (i) all freight, hire and passage moneys payable to the Company or any of its Subsidiaries as a consequence of the operation of any Vessel, including without limitation payments of any Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Company or any of its Subsidiaries as a consequence of the operation of any Vessel; (iii) compensation payable to the Company or any of its Subsidiaries in the event of any requisition of any Vessel; (iv) remuneration for salvage, towage and other services performed by any Vessel and payable to the Company or any of its Subsidiaries; (v) demurrage and retention money receivable by the Company or any of its Subsidiaries in relation to any Vessel; (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings; (vii) if and whenever any Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to any Vessel; and (viii) other money whatsoever due or to become due to any of the Company or any of its Subsidiaries in relation to the operation of any Vessel.

“Earnings Accounts” shall mean, collectively, all Deposit Accounts and/or Security Accounts into which any Earnings are directly deposited (other than Earnings payable to or for the account of a Local Content Subsidiary).

“Excluded Collateral” means the following, whether now owned or at any time hereafter acquired by any Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest and whether now existing or hereafter coming into existence: (i) all Drilling Contracts, (ii) Equipment and Inventory, (iii) any General Intangibles, governmental approvals or other rights arising under any contracts, instruments, permits, licenses or other documents, if (but only to the extent that) the grant of a security interest therein would constitute a breach of a valid and enforceable restriction on the granting of a security interest therein or assignment thereof in favor of a third party (other than (A) to the extent that any such restriction or prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) or any other applicable law (including Bankruptcy Law) or principles of equity or (B) to the extent that the other party has consented to the granting of a security interest therein or assignment thereof pursuant to the terms hereof or pursuant to a grant or assignment for security purposes generally), (iv) all Deposit Accounts other than the Earnings Accounts, (v) cash and Cash Equivalents (as defined in the Revolving Credit Agreement) securing letters of credit, bank guarantees or similar instruments to the extent any lien thereon constitutes a Lien permitted under the Pari Passu Documents, and (vi) any and all Proceeds of any of the Excluded Collateral to the extent constituting Excluded Collateral described in clauses (i) through (v) above (other than Proceeds of a Drilling Contract assigned pursuant to an Assignment of Earnings and Proceeds of insurance policies assigned pursuant to an Assignment of Insurance Proceeds).

“Foreign Security Documents” has the meaning assigned such term in Section 8.15(c).

“Intellectual Property” means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including the Copyrights, the Copyright Licenses, the Patents, the Patent Licenses, the Trademarks and the Trademark Licenses, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

Exhibit H

“Intercreditor Agreement” means that certain Intercreditor Agreement dated as of the date hereof (as the same may be amended, restated, supplemented or otherwise modified from time to time) by and among the Company, each other Grantor (as defined therein), Citibank, as Pari Passu Collateral Agent, Revolving Credit Agreement Agent and Term Loan Agent, Deutsche Bank Trust Company Americas, as Trustee, and each other party from time to time party thereto.

“Lien” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, and any lease having substantially the same effect as any of the foregoing).

“Local Content Subsidiary” shall mean any Subsidiary of the Company that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to a Vessel for the purpose of satisfying any local content law or regulation or similar law or regulation.

“Patent License” means all agreements, whether written or oral, providing for the grant by or to any Grantor of any right to manufacture, use or sell any invention covered in whole or in part by a Patent.

“Patents” means the collective reference to (a) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof and all goodwill associated therewith, (b) all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, and (c) all rights to obtain any reissues or extensions of the foregoing.

“Pledged Collateral” means all Instruments, Pledged Securities and other Investment Property owned by any Grantor, whether or not physically delivered to the Pari Passu Collateral Agent pursuant to this Agreement.

“Pledged Securities” shall mean, collectively, with respect to each Grantor, (i) all issued and outstanding Capital Stock (as defined in the Revolving Credit Agreement) owned by such Grantor (which Capital Stock owned as of the date hereof is set forth on Schedule 5.02A) all warrants, options or other rights to acquire Capital Stock and additional Capital Stock of whatever class of any such issuer acquired by such Grantor (including by issuance), together with all rights, privileges, authority and powers of such Grantor relating to such Capital Stock in each such issuer or under any organizational document of each such issuer, and the certificates, instruments and agreements representing such Capital Stock and any and all interest of such Grantor in the entries on the books of any financial intermediary pertaining to such Capital Stock, (ii) all Capital Stock of any issuer, which Capital Stock is hereafter acquired by such Grantor (including by issuance) and all warrants, options or other rights to acquire Capital Stock and additional Capital Stock of whatever class of any such issuer acquired by such Grantor (including by issuance), together with all rights, privileges, authority and powers of such Grantor

Exhibit H

relating to such Capital Stock or under any organizational document of any such issuer, and the certificates, instruments and agreements representing such Capital Stock and any and all interest of such Grantor in the entries on the books of any financial intermediary pertaining to such Capital Stock, from time to time acquired by such Grantor in any manner, and (iii) all Capital Stock issued in respect of the Capital Stock referred to in clause (i) or (ii) upon any consolidation or merger of any issuer of such Capital Stock.

“Secured Obligations” means the Pari Passu Obligations. It is acknowledged and agreed that the “Secured Obligations” shall not include any Excluded Swap Obligations (as defined in the Revolving Credit Agreement).

“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

“Trademark License” means any agreement, whether written or oral, providing for the grant by or to any Grantor of any right to use any Trademark.

“Trademarks” means (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof, or otherwise, and all common-law rights related thereto, and (b) the right to obtain all renewals thereof.

“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York; provided, however, that, in the event that, by reason of mandatory provisions of law, any of the attachment, perfection or priority of the Pari Passu Collateral Agent’s or any other Pari Passu Secured Party’s security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “UCC” means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection, the effect thereof or priority and for purposes of definitions related to such provisions.

Section 1.02 Other Definitional Provisions. Where the context requires, terms relating to the Collateral or any part thereof, when used in relation to a Grantor, refer to such Grantor’s Collateral or relevant part thereof.

Section 1.03 Rules of Interpretation. Unless the context otherwise requires, (i) the term “or” is not exclusive, (ii) words in the singular include the plural, and in the plural include

Exhibit H

the singular, (iii) “will” shall be interpreted to express a command, (iv) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (v) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (vi) all references herein to Articles and Sections shall be construed to refer to Articles and Sections of this Agreement unless otherwise stated.

ARTICLE II

Grant of Security Interest

Section 2.01 Grant of Security Interest. Each Grantor hereby pledges, assigns and transfers to the Pari Passu Collateral Agent, and hereby grants to the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, a continuing security interest in and to all of such Grantor’s right, title and interest in and to all of the following personal property, whether now owned or existing or hereafter acquired or arising and regardless of where located (the “Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, whether now existing or hereafter incurred or arising:

(i)	all Accounts;

(ii)	all Chattel Paper;

(iii)	all Documents;

(iv)	all General Intangibles, including all Intellectual Property;

(v)	all Goods;

(vi)	all Earnings and all Earnings Accounts, including all Deposit Accounts (including all cash and other items deposited therein or credited thereto) and Securities Accounts (including all Securities Entitlements related thereto), in each case that are Earnings Accounts;

(vii)	all Letter of Credit Rights and Supporting Obligations;

(viii)	all Pledged Collateral;

(ix)	all Commercial Tort Claims specifically described on Schedule 3.02 (as such schedule may be updated from time to time in accordance with Section 4.03);

(x)	all books and Records relating to the foregoing;

(xi)	to the extent not otherwise described above, all Proceeds, products, accessions, rents and profits of, or in respect of, any and all of the foregoing and all collateral security and guarantees given by any Person to or in favor of any Grantor with respect to any of the foregoing;

Exhibit H

provided, that notwithstanding anything to the contrary contained in this Section 2.01, the security interest created by this Agreement shall not extend to, and the term “Collateral” shall not include, any Excluded Collateral.

Each Grantor hereby irrevocably authorizes the Pari Passu Collateral Agent at any time and from time to time to file in any relevant jurisdiction any initial financing statements with respect to the Collateral or any part thereof and amendments thereto that (i) indicate the Collateral as all assets of such Grantor or words of similar effect as being of an equal or lesser scope or with greater detail or by any other description which reasonably approximates the description contained in this Agreement, and (ii) contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment, including whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor. Each Grantor agrees to provide such information to the Pari Passu Collateral Agent promptly upon request. Each Grantor also ratifies its authorization for the Pari Passu Collateral Agent to file in any relevant jurisdiction any initial financing statements or amendments thereto if filed prior to the date hereof.

Section 2.02 Grantors Remain Liable. Notwithstanding anything to the contrary contained herein, (i) each Grantor shall remain liable for all obligations under and in respect of the Collateral and nothing contained herein is intended or shall be a delegation of duties to the Pari Passu Collateral Agent or any other Pari Passu Secured Party, (ii) each Grantor shall remain liable under each of the agreements included in the Collateral, including any Accounts, Chattel Paper or Payment Intangibles, to perform all of the obligations undertaken by it thereunder all in accordance with and pursuant to the terms and provisions thereof, and neither the Pari Passu Collateral Agent nor any other Pari Passu Secured Party shall have any obligation or liability under any of such agreements by reason of or arising out of this Agreement or any other document related hereto nor shall the Pari Passu Collateral Agent nor any other Pari Passu Secured Party have any obligation to make any inquiry as to the nature or sufficiency of any payment received by it or have any obligation to take any action to collect or enforce any rights under any agreement included in the Collateral, including any agreements relating to any Accounts, Chattel Paper or Payment Intangibles, and (iii) the exercise by the Pari Passu Collateral Agent of any of its rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral, including any agreements relating to any Accounts, Chattel Paper or Payment Intangibles.

ARTICLE III

Representations and Warranties

Each Grantor hereby represents and warrants to the Pari Passu Collateral Agent and each other Pari Passu Secured Party as follows:

Section 3.01 Grantor Information. On the date hereof, the correct legal name of such Grantor, all names and trade names that such Grantor has used in the last five years, such Grantor’s jurisdiction of organization and each jurisdiction of organization of such Grantor over the last five years, organizational number (if any), taxpayer identification number (if any), and the location(s) of such Grantor’s chief executive office or sole place of business over the last five years are specified on Schedule 3.01.

Exhibit H

Section 3.02 Commercial Tort Claims. Schedule 3.02 specifically describes, as of the date hereof, each Commercial Tort Claim as to which any Grantor has any right, title or interest.

Section 3.03 Instruments and Chattel Paper. Such Grantor has delivered to the Collateral Agent all Collateral constituting Instruments and Chattel Paper, if any, in each case, having a face amount in excess of $5,000,000.

Section 3.04 No Investment Property. On the date hereof, except for Capital Stock owned in any Subsidiary of any Grantor, Cash Equivalents, and Securities Accounts holding Cash Equivalents (and Security Entitlements related to such Securities Accounts), no Grantor owns any Investment Property.

Section 3.05 Earnings Accounts. Attached hereto as Schedule 3.05 is a list of all locations where any Grantor maintains any Earnings Accounts.

ARTICLE IV

Covenants

Each Grantor covenants and agrees with the Pari Passu Collateral Agent, for the benefit of the Pari Passu Secured Parties, that, from and after the date of this Agreement until the Secured Obligations shall have been paid in full in cash:

Section 4.01 Maintenance of Perfected Security Interest; Further Assurances. Each Grantor agrees that:

(a) to the extent that a security interest in the Collateral may be perfected by the filing of a financing statement or, in the case of an Earnings Account, by control, or, in the case of the Pledged Securities or any Instruments, by the possession thereof, pursuant to the UCC, it shall maintain the security interest created by this Agreement as a perfected first-priority security interest (subject to Liens permitted under the Pari Passu Documents) and shall defend such security interest against the claims and demands of all Persons whomsoever;

(b) it will furnish to the Pari Passu Collateral Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Pari Passu Collateral Agent may reasonably request, all in reasonable detail;

(c) to the extent that a security interest in the Collateral is to be perfected by a filing pursuant to the UCC, it will file any required UCC continuation statements from time to time in order to maintain the Pari Passu Collateral Agent’s first-priority security interest (subject to Liens permitted under the Pari Passu Documents) in the Collateral; and

(d) at any time and from time to time, upon the written request of the Pari Passu Collateral Agent, and at the sole expense of such Grantor, it will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Pari Passu Collateral Agent may reasonably deem necessary for the purpose of obtaining or preserving the full benefits of this Agreement to the extent contemplated hereunder and of the rights and powers herein granted, including, without limitation, the delivery of certificated

Exhibit H

securities, the filing of any financing or continuation statements under the UCC (or other similar laws in applicable jurisdictions) in effect in any jurisdiction with respect to the security interests created hereby and the entry into applicable Foreign Security Documents.

Section 4.02 Changes in Locations, Name, Etc. Without limitation of any other covenant herein, such Grantor will not cause or permit any change in (a) its legal name, (b) the location of its chief executive office or principal place of business, (c) its identity or corporate structure, (d) its jurisdiction of organization or its organizational identification number in such jurisdiction of organization (if any) or (e) its federal taxpayer identification number (if any), unless, in each case, such Grantor shall have first (i) notified the Pari Passu Collateral Agent of such change, and (ii) taken all action reasonably requested by the Pari Passu Collateral Agent for the purpose of maintaining the perfection and priority of the Pari Passu Collateral Agent’s security interests under this Agreement. In any notice furnished pursuant to this Section 4.02, such Grantor will expressly state in a conspicuous manner that the notice is required by this Agreement and contains facts that may require additional filings of financing statements or other notices for the purposes of continuing perfection and maintaining the priority of the Pari Passu Collateral Agent’s security interest in the Collateral.

Section 4.03 Commercial Tort Claims. If such Grantor shall obtain an interest in any Commercial Tort Claim as to which it determines that it reasonably expects to recover an amount in excess of $5,000,000 such Grantor shall, within 30 days of obtaining such interest, execute and deliver documentation acceptable to the Pari Passu Collateral Agent granting and perfecting a security interest under the terms and provisions of this Agreement in and to such Commercial Tort Claim. Immediately upon the Pari Passu Collateral Agent’s receipt of such documentation, Schedule 3.02 hereto shall be deemed automatically updated to include the details of such Commercial Tort Claim and such Grantor shall file such financing statements and other filings or registrations in each applicable jurisdiction as may be necessary or advisable in order to perfect the Pari Passu Collateral Agent’s security interests and rights in such Commercial Tort Claims.

Section 4.04 Earnings Accounts. For each Earnings Account that any Grantor at any time opens and maintains, such Grantor shall, with respect to any such Deposit Account or Securities Account which is an Earnings Account maintained as of the date hereof, on the date hereof, and with respect to any such Deposit Account or Securities Account which is an Earnings Account opened after the date hereof, on the date such Deposit Account or Securities Account is opened, pursuant to an agreement in form and substance reasonably satisfactory to the Pari Passu Collateral Agent, cause the depository bank or the securities intermediary which maintains such Deposit Account or Securities Account to agree to comply at any time with instructions from the Pari Passu Collateral Agent to such depository bank or securities intermediary directing the disposition of funds from time to time credited to such Deposit Account or Securities Account, without further consent of such Grantor or any other Person. The Pari Passu Collateral Agent agrees with each Grantor that the Pari Passu Collateral Agent shall not give any such instructions or withhold any withdrawal rights from such Grantor unless an Event of Default has occurred and is continuing.

Exhibit H

ARTICLE V

Pledged Securities; Instruments

Section 5.01 Delivery of the Pledged Securities; Instruments.

(a) Each Grantor agrees (x) promptly to deliver or cause to be delivered to the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, (i) any and all Pledged Securities represented by a certificate and (ii) each promissory note representing indebtedness owned by a Grantor in a principal amount in excess of $5,000,000, in each case to the extent constituting Collateral owned by it (if any then exist) and (y) to hold in trust for the Pari Passu Collateral Agent upon receipt and promptly thereafter deliver to the Pari Passu Collateral Agent any Pledged Securities and any such promissory notes constituting Collateral received after the date hereof.

(b) Upon delivery to the Pari Passu Collateral Agent, any Pledged Securities and promissory notes required to be delivered pursuant to the foregoing paragraph (a) of this Section 5.01 shall be accompanied by stock powers, duly executed in blank or other instruments of transfer reasonably satisfactory to the Pari Passu Collateral Agent, and by such other instruments and documents as the Pari Passu Collateral Agent may reasonably request. Each delivery of Pledged Securities or promissory notes shall be accompanied by a schedule describing the securities or instruments, as applicable, which schedule shall be attached hereto as Schedule 5.02A or Schedule 5.02B, as applicable, and made a part hereof; provided that failure to attach any such schedule hereto shall not affect the validity of such pledge of such Pledged Securities or promissory notes. Each schedule so delivered shall supplement any prior schedules so delivered.

Section 5.02 Representations, Warranties and Covenants Specific to Pledged Collateral and Instruments. Each Grantor represents, warrants and covenants to and with the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, that:

(a) Schedule 5.02A correctly sets forth the percentage of the issued and outstanding shares of each class of the Capital Stock of the issuer thereof representing such Pledged Securities and includes all Capital Stock required to be delivered pursuant to Section 5.01; and

(b) Schedule 5.02B correctly sets forth each promissory note representing indebtedness owned by a Grantor in a principal amount in excess of $5,000,000 and includes all such promissory notes required to be delivered pursuant to Section 5.01 on the date hereof.

Section 5.03 Certification.

(a) To the extent the UCC is applicable, each interest in any limited liability company or limited partnership controlled by any Grantor, pledged hereunder and represented by a certificate, shall be a “security” within the meaning of Article 8 of the UCC as in effect from time to time in the State of New York (for purposes of this Section 5.03, the “New York UCC”) and shall be governed by Article 8 of the New York UCC, and each such interest shall at all times hereafter be represented by a certificate.

Exhibit H

(b) To the extent the UCC is applicable, each interest in any limited liability company or limited partnership controlled by a Grantor, pledged hereunder and not represented by a certificate shall not be a “security” within the meaning of Article 8 of the New York UCC and shall not be governed by Article 8 of the New York UCC, and the Grantors shall at no time elect to treat any such interest as a “security” within the meaning of Article 8 of the New York UCC or issue any certificate representing such interest, unless the applicable Grantor provides prior written notification to the Pari Passu Collateral Agent of such election and immediately delivers any such certificate to the Pari Passu Collateral Agent pursuant to the terms hereof.

(c) To the extent the UCC is applicable, in the event that the interests in any limited liability company or limited partnership not represented by a certificate are pledged by a Grantor hereunder after the date hereof, such Grantor shall simultaneously therewith provide the Pari Passu Collateral Agent with the information required by the applicable jurisdiction for the filing of a financing statement (or an amendment to a financing statement) with respect to the uncertificated interests so pledged (such filing to be made by such Grantor).

Section 5.04 Registration in Nominee Name; Denominations. The Pari Passu Collateral Agent, on behalf of the Pari Passu Secured Parties, shall have the right to hold the Pledged Securities in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Pari Passu Collateral Agent or, if an Event of Default shall have occurred and be continuing, in its own name as pledgee or the name of its nominee (as pledgee or as sub-agent). Upon the occurrence of an Event of Default, each Grantor will promptly give to the Pari Passu Collateral Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of such Grantor. If an Event of Default shall have occurred and be continuing, the Pari Passu Collateral Agent shall have the right to exchange the certificates representing Pledged Securities held by it for certificates of smaller or larger denominations for any purpose consistent with this Agreement. Each Grantor shall use its commercially reasonable efforts to cause each of its Subsidiaries that is not a party to this Agreement to comply with a request by the Pari Passu Collateral Agent, pursuant to this Section 5.04, to exchange certificates representing Pledged Securities of such Subsidiary for certificates of smaller or larger denominations.

Section 5.05 Voting Rights; Dividends, etc.

(a) Unless and until an Event of Default shall have occurred and be continuing and the Pari Passu Collateral Agent shall have given notice to the relevant Grantors of the Pari Passu Collateral Agent’s intention to exercise its rights hereunder:

(i)	Each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Securities or any part thereof.

(ii)	The Pari Passu Collateral Agent shall execute and deliver, or cause to be executed and delivered, to each Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to subparagraph (i) above.

(iii)	Each Grantor shall be entitled to receive and retain any and all dividends and other distributions constituting Collateral paid on or distributed in respect of the Pledged Securities; provided that any noncash dividends or other distributions that would constitute Pledged Securities, whether resulting from a subdivision, combination or reclassification of the outstanding Capital Stock of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Collateral.

Exhibit H

(b) Upon the occurrence and during the continuance of an Event of Default and after notice by the Pari Passu Collateral Agent to the relevant Grantors of the Pari Passu Collateral Agent’s intention to exercise its rights hereunder, all rights of any Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to paragraph (a)(i) of this Section 5.05, and the obligations of the Pari Passu Collateral Agent under paragraph (a)(ii) of this Section 5.05, shall cease, and all such rights shall thereupon become vested in the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers.

(c) Any notice given by the Pari Passu Collateral Agent to the Grantors suspending their rights under paragraph (a) of this Section 5.05 (i) may be given by telephone if promptly confirmed in writing, (ii) may be given to one or more of the Grantors at the same or different times and (iii) may suspend the rights of the Grantors under paragraph (a)(i) or paragraph (a)(iii) in part without suspending all such rights (as specified by the Pari Passu Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Pari Passu Collateral Agent’s rights to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.

ARTICLE VI

Remedial Provisions

Section 6.01 Remedies.

If any Event of Default shall have occurred and be continuing:

(a) The Pari Passu Collateral Agent shall have the right, subject to and in accordance with the terms of the Intercreditor Agreement, to exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or under any other Pari Passu Document or otherwise available to it at law, in equity or under any statute or other agreement, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral) or any other applicable law or otherwise available at law or equity and also may: (i) without notice except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Pari Passu Collateral Agent’s offices

Exhibit H

or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pari Passu Collateral Agent may deem commercially reasonable; and (ii) exercise any and all rights and remedies of any of the Grantors under or in connection with the Collateral, or otherwise in respect of the Collateral, including, without limitation, those set forth in Section 9-607 of the UCC. Each Grantor agrees that, to the extent notice of sale shall be required by law, at least 10 days’ notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Pari Passu Collateral Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Pari Passu Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Pari Passu Collateral Agent and any other Pari Passu Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Grantor, which right or equity is hereby waived and released. If applicable to any particular item of Collateral, such Grantor further agrees, at the Pari Passu Collateral Agent’s request, to assemble the Collateral and make it available to the Pari Passu Collateral Agent at places which the Pari Passu Collateral Agent shall reasonably select, whether at such Grantor’s premises or elsewhere. Any such sale or transfer by the Pari Passu Collateral Agent, either to itself or to any other Person, shall be absolutely free from any claim of right by such Grantor, including any equity or right of redemption, stay or appraisal which such Grantor has or may have under any rule of law, regulation or statute now existing or hereafter adopted (and such Grantor hereby waives any rights it may have in respect thereof). Upon any such sale or transfer, the Pari Passu Collateral Agent shall have the right to deliver, assign and transfer to the purchaser or transferee thereof the Collateral so sold or transferred.

(b) Any cash held by or on behalf of the Pari Passu Collateral Agent and all cash proceeds received by or on behalf of the Pari Passu Collateral Agent in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, in the discretion of the Pari Passu Collateral Agent, be held by the Pari Passu Collateral Agent as collateral for, and/or then or at any time thereafter applied in whole or in part by the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, against, all or any part of the Secured Obligations, in the manner set forth in Section 6.02.

(c) All payments received by any Grantor in respect of the Collateral shall be received in trust for the benefit of the Pari Passu Collateral Agent, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Pari Passu Collateral Agent in the same form as so received (with any necessary endorsement).

(d) The Pari Passu Collateral Agent is authorized, in connection with any sale of the Collateral pursuant to this Section 6.01, to deliver or otherwise disclose to any prospective purchaser of the Collateral any information in its possession relating to such Collateral.

(e) The Pari Passu Collateral Agent may appoint any Person as agent to perform any act or acts necessary or incident to appropriate or realize upon any Collateral or to any sale or transfer of the Collateral.

(f) To the extent permitted by applicable law, each Grantor hereby waives all claims, damages and demands it may acquire against the Pari Passu Collateral Agent arising out of the exercise by it of any rights under this Agreement.

Exhibit H

Section 6.02 Application of Proceeds; Waiver; Deficiency.

(a) The Pari Passu Collateral Agent shall apply the proceeds of any collection or sale of Collateral, including any Collateral consisting of cash, as payment for the Secured Obligations in accordance with the terms of the Intercreditor Agreement.

(b) It is understood and agreed that each Grantor shall remain jointly and severally liable to the extent that the proceeds of the Collateral hereunder are insufficient to pay in full the Secured Obligations.

Section 6.03 Non-Judicial Enforcement. The Pari Passu Collateral Agent may enforce its rights hereunder without prior judicial process or judicial hearing, and to the extent permitted by law, each Grantor expressly waives any and all legal rights which might otherwise require the Pari Passu Collateral Agent to enforce its rights by judicial process.

Section 6.04 U.S. Securities Act, etc. In view of the position of the Grantors in relation to the Pledged Securities, or because of other current or future circumstances, a question may arise under the U.S. Securities Act, as now or hereafter in effect, or any similar federal statute hereafter enacted analogous in purpose or effect (the U.S. Securities Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Securities permitted hereunder. Each Grantor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Pari Passu Collateral Agent if the Pari Passu Collateral Agent were to attempt to dispose of all or any part of the Pledged Securities, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Securities could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Pari Passu Collateral Agent in any attempt to dispose of all or part of the Pledged Securities under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Pari Passu Collateral Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under the Federal Securities Laws or, to the extent applicable, Blue Sky or other state securities laws and (b) may approach and negotiate with a single potential purchaser to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Pari Passu Collateral Agent shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price that the Pari Passu Collateral Agent, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a single purchaser were approached. The provisions of this Section 6.04 will apply notwithstanding the existence of a public or private market upon which the quotations or sales prices may exceed substantially the price at which the Pari Passu Collateral Agent sells.

Exhibit H

Section 6.05 Registration, etc. Each Grantor agrees that, upon the occurrence and during the continuance of an Event of Default, if, for any reason the Pari Passu Collateral Agent desires to sell any of the Pledged Securities at a public sale, such Grantor will, at any time and from time to time, upon the written request of the Pari Passu Collateral Agent, use its commercially reasonable efforts to take or to cause the issuer of such Pledged Securities to take such action and prepare, distribute and/or file such documents, as are required or advisable in the reasonable opinion of counsel for the Pari Passu Collateral Agent to permit the public sale of such Pledged Securities. Each Grantor further agrees to indemnify, defend and hold harmless the Pari Passu Collateral Agent, each other Pari Passu Secured Party, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including reasonable fees and expenses of legal counsel to the Pari Passu Collateral Agent), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to such Grantor or the issuer of such Pledged Securities by the Pari Passu Collateral Agent or any other Pari Passu Secured Party expressly for use therein. Each Grantor further agrees, upon such written request referred to above, to use its commercially reasonable efforts to qualify, file or register, or cause the issuer of such Pledged Securities to qualify, file or register, any of the Pledged Securities under the Blue Sky or other securities laws of such states as may be reasonably requested by the Pari Passu Collateral Agent and keep effective, or cause to be kept effective, all such qualifications, filings or registrations. Each Grantor will bear all costs and expenses of carrying out its obligations under this Section 6.05. Each Grantor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 6.05 only and that such failure would not be adequately compensable in damages and, therefore, agrees that its agreements contained in this Section 6.05 may be specifically enforced.

ARTICLE VII

The Pari Passu Collateral Agent

Section 7.01 Pari Passu Collateral Agent’s Appointment as Attorney-in-Fact, Etc.

(a) Each Grantor hereby irrevocably constitutes and appoints the Pari Passu Collateral Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Grantor and in the name of such Grantor, as appropriate, or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all reasonably appropriate action and to execute any and all documents and instruments which may be reasonably necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, each Grantor hereby gives the Pari Passu Collateral Agent the power and right, on behalf of such Grantor, without notice to or assent by such Grantor, to do any or all of the following:

(i)	unless being disputed in accordance with the terms of the Pari Passu Documents, pay or discharge taxes and liens levied or placed on or threatened against the Collateral, effect any repairs or any insurance called for by the terms of this Agreement or any other Pari Passu Document and pay all or any part of the premiums therefor and the costs thereof;

Exhibit H

(ii)	in the case of any Intellectual Property, execute and deliver, and have recorded, any and all agreements, instruments, documents and papers as the Pari Passu Collateral Agent may request to evidence the Pari Passu Collateral Agent’s security interest in such Intellectual Property and the goodwill and general intangibles of such Grantor relating thereto or represented thereby;

(iii)	execute, in connection with any sale provided for in Section 6.01, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral; and

(iv)	(A) direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due or to become due thereunder directly to the Pari Passu Collateral Agent (for the benefit of the Secured Pari Passu Parties) or as the Pari Passu Collateral Agent shall direct; (B) ask or demand for, collect, and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral; (C) sign and indorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, notices and other documents in connection with any of the Collateral; (D) in the name of such Grantor, as appropriate, or its own name, or otherwise, take possession of and indorse and collect any check, draft, note, acceptance or other instrument for the payment of moneys due with respect to any Collateral and commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof and to enforce any other right in respect of any Collateral; (E) defend any suit, action or proceeding brought against such Grantor with respect to any Collateral; (F) settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Pari Passu Collateral Agent may deem appropriate; (G) assign any Copyright, Patent or Trademark (along with the goodwill of the business to which any such Copyright, Patent or Trademark pertains), throughout the world for such term or terms, on such conditions, and in such manner, as the Pari Passu Collateral Agent shall in its sole discretion determine; and (H) sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Pari Passu Collateral Agent were the absolute owner thereof for all purposes, and do, at the Pari Passu Collateral Agent’s option and such Grantor’s expense, at any time, or from time to time, all acts and things which the Pari Passu Collateral Agent deems necessary to protect, preserve or realize upon the Collateral and the Pari Passu Collateral Agent’s security interests therein and to effect the intent of this Agreement, all as fully and effectively as such Grantor might do.

Exhibit H

Anything in this Section 7.01(a) to the contrary notwithstanding, (x) the Pari Passu Collateral Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 7.01(a) unless an Event of Default shall have occurred and be continuing, and (y) the parties agree that the grant of the power of attorney set forth in this Section 7.01(a) shall not be deemed to create an obligation on the part of the Pari Passu Collateral Agent to take any one or more of the actions described herein.

(b) If any Grantor fails to perform or comply with any of its agreements contained herein within the applicable grace periods, the Pari Passu Collateral Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.

(c) The expenses of the Pari Passu Collateral Agent incurred in connection with actions undertaken as provided in this Section 7.01 shall constitute Secured Obligations and shall be payable by such Grantor to the Pari Passu Collateral Agent on demand.

(d) Each Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue and in compliance hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

Section 7.02 Duty of Pari Passu Collateral Agent. The Pari Passu Collateral Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the UCC or otherwise, shall be to deal with it in the same manner as the Pari Passu Collateral Agent deals with similar property for its own account, and the Pari Passu Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which comparable secured parties accord comparable collateral. Neither the Pari Passu Collateral Agent, any other Pari Passu Secured Party nor any of their respective agents, employees, stockholders, directors and officers shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any Grantor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The powers conferred on the Pari Passu Collateral Agent hereunder are solely to protect the Pari Passu Collateral Agent’s and the other Pari Passu Secured Parties’ interests in the Collateral and shall not impose any duty upon the Pari Passu Collateral Agent or any other Pari Passu Secured Party to exercise any such powers. The Pari Passu Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither it nor any of its agents, employees, stockholders, directors and officers shall be responsible to any Grantors for any act or failure to act hereunder, except for their own gross negligence, bad faith or willful misconduct, as determined by a court of competent jurisdiction in a final and non–appealable decision. To the fullest extent permitted by applicable law, the Pari Passu Collateral Agent shall be under no duty whatsoever to make or give any

Exhibit H

presentment, notice of dishonor, protest, demand for performance, notice of non-performance, notice of intent to accelerate, notice of acceleration, or other notice or demand in connection with any Collateral or the Secured Obligations, or to take any steps necessary to preserve any rights against any Grantor or any other Person or ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not it has or is deemed to have knowledge of such matters. Each Grantor, to the extent permitted by applicable law, waives any right of marshaling in respect of any and all Collateral, and waives any right to require the Pari Passu Collateral Agent or any other Pari Passu Secured Party to proceed against any Grantor or any other Person, exhaust any Collateral or enforce any other remedy which the Pari Passu Collateral Agent or any other Pari Passu Secured Party now has or may hereafter have against each Grantor and any other Person.

Section 7.03 Authority of Pari Passu Collateral Agent. Each Grantor acknowledges that the rights and responsibilities of the Pari Passu Collateral Agent under this Agreement with respect to any action taken by the Pari Passu Collateral Agent or the exercise or non-exercise by the Pari Passu Collateral Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement or in connection with the Secured Obligations shall, as between the Pari Passu Collateral Agent and the other Pari Passu Secured Parties, be governed by the terms of the Intercreditor Agreement (including, without limitation, the rights and protections set forth therein) and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Pari Passu Collateral Agent and the Grantors, the Pari Passu Collateral Agent shall be conclusively presumed to be acting as agent for the Pari Passu Secured Parties with full and valid authority so to act or refrain from acting, and no Grantor shall be under any obligation, or entitlement, to make any inquiry respecting such authority.

Section 7.04 Limitation on Duty of Pari Passu Collateral Agent in Respect of Collateral. Notwithstanding anything to the contrary set forth in this Agreement or in any other Collateral Agreement, the Pari Passu Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. The Pari Passu Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss, damage or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee appointed by the Pari Passu Collateral Agent in good faith.

Notwithstanding anything to the contrary set forth in this Agreement or in any other Collateral Agreement, the Pari Passu Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral, or for the validity, perfection, priority or enforceability of the liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of such Grantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Pari Passu Collateral Agent shall have no duty to ascertain, monitor, investigate or inquire as to the performance or observance of any of the terms of this Agreement or any other Collateral Agreement by such Grantor or any other party to such documents.

Exhibit H

The provisions of Article 3 of the Intercreditor Agreement are incorporated herein by reference.

Section 7.05 Indemnity and Expenses.

(a) Without prejudice to any other rights or remedies of the Pari Passu Collateral Agent under any of the other Pari Passu Documents, each Grantor agrees to indemnify, defend and save and hold harmless the Pari Passu Collateral Agent and each of its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Agreement (including, without limitation, enforcement of this Agreement), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s gross negligence, bad faith or willful misconduct.

(b) Without prejudice to any other rights or remedies of the Pari Passu Collateral Agent under any of the other Pari Passu Documents, each Grantor will, upon demand, pay to the Pari Passu Collateral Agent and each of its officers, directors, employees, agents and advisors the amount of any and all expenses (including, without limitation, the reasonable fees and disbursements of a single counsel to such parties plus one special maritime counsel to such parties, a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated) that may be incurred in connection with (i) the transactions which give rise to this Agreement, the preparation of this Agreement and the administration of this Agreement, (ii) the custody or preservation of, use or operation of, or the sale of, collection from or other realization upon, any of the Collateral of such Grantor, (iii) the exercise or enforcement of any of the rights of the Pari Passu Collateral Agent or the other Pari Passu Secured Parties hereunder or (iv) the failure by such Grantor to perform or observe any of the provisions hereof.

ARTICLE VIII

Miscellaneous

Section 8.01 Additional Grantors. In the event that, after the date hereof, another Person is required to become a Grantor hereunder pursuant to the terms of the Indenture, the Revolving Credit Agreement, and the Term Loan Agreement, then upon the execution and delivery, or authentication, by any such Person of a supplement to this Agreement in substantially the form of Exhibit A hereto (each a “U.S. Pledge and Security Supplement”), (a) such Person shall be referred to as an “Additional Grantor” and shall be and become a Grantor hereunder, and each reference in this Agreement and the other Pari Passu Documents to a

Exhibit H

“Grantor” shall also mean and be a reference to such Additional Grantor, and each reference in this Agreement and the other Pari Passu Documents to “Collateral” shall also mean and be a reference to the Collateral of such Additional Grantor, and (b) the supplemental Schedules attached to each U.S. Pledge and Security Supplement shall be incorporated into and become a part of and supplement the Schedules hereto, and the Pari Passu Collateral Agent may attach such supplemental schedules to such Schedules; and each reference to such Schedules shall mean and be a reference to such Schedules as supplemented pursuant to each U.S. Pledge and Security Supplement.

Section 8.02 Amendments; Waivers.

(a) No amendment, modification or waiver of any provision of this Agreement, and no consent to any departure by any Grantor herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 4.5(b) of the Intercreditor Agreement.

(b) No failure on the part of the Pari Passu Collateral Agent or any other Pari Passu Secured Party to exercise, and no delay in exercising any right hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. Neither the execution nor the delivery of this Agreement shall in any manner impair or affect other security for the Secured Obligations. The rights and remedies of the Pari Passu Collateral Agent provided herein and in the other Pari Passu Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law or otherwise.

Section 8.03 Notices, etc.

(a) All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party, (i) in the case of any Grantor, to such Grantor at c/o Pacific Drilling Services, Inc., 3050 Post Oak Blvd., Suite 1500, Houston, Texas 77056, Attention: John Boots, Facsimile No. (713) 583-5777, and (ii) in the case of the Pari Passu Collateral Agent, as provided in the Intercreditor Agreement; or in any case at such other address as any of the Persons listed above may hereafter notify the others in writing.

(b) Any Grantor or the Pari Passu Collateral Agent may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication

Exhibit H

is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

Section 8.04 Continuing Security Interest; Successors and Assigns. This Agreement shall create a continuing security interest in the Collateral and shall (a) remain in full force and effect until Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, (b) be binding upon each Grantor, its successors and assigns and (c) inure, together with the rights and remedies of the Pari Passu Collateral Agent hereunder, to the benefit of the Pari Passu Secured Parties and their respective successors, transferees and assigns.

Section 8.05 Survival; Reinstatement; Security Interest Absolute.

(a) All covenants, agreements, representations and warranties made by each Grantor herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Pari Passu Document to which it is a party shall be considered to have been relied upon by the Pari Passu Collateral Agent and shall survive the execution and delivery of this Agreement, regardless of any investigation made by the Pari Passu Collateral Agent or on its behalf and notwithstanding that the Pari Passu Collateral Agent may have had notice or knowledge of any default or incorrect representation or warranty at the time any credit is extended hereunder or under any other Pari Passu Document, and shall continue in full force and effect as long as any Secured Obligation is outstanding and unpaid. The provisions of Section 7.05 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Secured Obligations, or the termination of this Agreement or any other Pari Passu Document or any provision hereof or thereof or the resignation or removal of the Pari Passu Collateral Agent in accordance with Section 3.6 of the Intercreditor Agreement.

(b) To the extent that any payments on the Secured Obligations or proceeds of any Collateral are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver or other Person under any bankruptcy law, common law or equitable cause, then to such extent, the Secured Obligations so satisfied shall be revived and continue as if such payment or proceeds had not been received and the Pari Passu Collateral Agent’s and the Pari Passu Secured Parties’ liens, security interests, rights, powers and remedies under this Agreement shall continue in full force and effect. In such event, this Agreement shall be automatically reinstated and each Grantor shall take such action as may be reasonably requested by the Pari Passu Collateral Agent to effect such reinstatement.

(c) The obligations of each Grantor under this Agreement are independent of the Secured Obligations or any other obligations of any other Grantor under or in respect of the other Pari Passu Documents, and a separate action or actions may be brought and prosecuted against each Grantor to enforce this Agreement, irrespective of whether any action is brought against such Grantor or whether such Grantor is joined in any such action or actions. All rights of the Pari Passu Collateral Agent and the other Pari Passu Secured Parties and the pledge, assignment and security interest hereunder, and all obligations of each Grantor hereunder, shall be irrevocable, absolute and unconditional irrespective of, and each Grantor hereby irrevocably waives (to the maximum extent permitted by applicable law) any defenses it may now have or may hereafter acquire in any way relating to, any or all of the following:

(i)	any lack of validity or enforceability of any Pari Passu Document or any other agreement or instrument relating thereto;

Exhibit H

(ii)	any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations or any other obligations of the Company or any of its Restricted Subsidiaries under or in respect of any Pari Passu Document or any other amendment or waiver of or any consent to any departure from any Pari Passu Document, including, without limitation, any increase in the Secured Obligations resulting from the extension of additional credit to the Company or any of its Restricted Subsidiaries or otherwise;

(iii)	any taking, exchange, release or non-perfection of any Collateral or any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations;

(iv)	any manner of application of any Collateral or any other collateral, or proceeds thereof, to all or any of the Secured Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Secured Obligations or any other obligations of the Company or any of its Restricted Subsidiaries under or in respect of the Pari Passu Documents or any other assets of the Company or any of its Restricted Subsidiaries;

(v)	any change, restructuring or termination of the corporate structure or existence of the Company or any of its subsidiaries;

(vi)	any failure of any Pari Passu Secured Party to disclose to any Grantor any information relating to the business, condition (financial or otherwise), operations, performance, assets, nature of assets, liabilities or prospects of the Company or any Grantor now or hereafter known to such Pari Passu Secured Party (each Grantor waiving any duty on the part of the Pari Passu Secured Parties to disclose such information); or

(vii)	any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by any Pari Passu Secured Party that might otherwise constitute a defense available to, or a discharge of, such Grantor or any other Grantor or a third party grantor of a security interest.

Section 8.06 Counterparts; Integration; Effectiveness.

(a) This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which when taken

Exhibit H

together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

(b) This Agreement and the other Pari Passu Documents and any separate letter agreements with respect to fees payable to the Pari Passu Collateral Agent or the Pari Passu Secured Parties constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. This Agreement and the other Pari Passu Documents represent the final agreement among the parties hereto and thereto and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between or among the parties.

(c) This Agreement shall become effective when it shall have been executed by the Pari Passu Collateral Agent and when the Pari Passu Collateral Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto.

Section 8.07 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 8.08 Governing Law; Submission to Jurisdiction.

(a) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH GRANTOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH GRANTOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GRANTOR, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER SUCH GRANTOR. EACH GRANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY

Exhibit H

THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8.03 HEREOF, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH GRANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY OF THE PARI PASSU SECURED PARTIES TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY GRANTOR IN ANY OTHER JURISDICTION.

(b) EACH GRANTOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.09 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 8.10 Acknowledgments. Each Grantor hereby acknowledges that:

(a) neither the Pari Passu Collateral Agent nor any other Pari Passu Secured Party has any fiduciary relationship with or duty to any Grantor arising out of or in connection with this Agreement or any of the other Pari Passu Documents, and the relationship between the Company and the other Grantors, on the one hand, and the Pari Passu Secured Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor;

(b) no joint venture is created hereby or by the other Pari Passu Documents or otherwise exists by virtue of the transactions contemplated hereby among the Pari Passu Secured Parties or among the Grantors and the Pari Passu Secured Parties; and

(c) each of the parties hereto specifically agrees that it has a duty to read this Agreement and the other Pari Passu Documents and agrees that it is charged with notice and knowledge of the terms of this Agreement and the other Pari Passu Documents; that it has in fact read this Agreement and the other Pari Passu Documents and is fully informed and has full notice and knowledge of the terms, conditions and effects thereof; that it has been represented by

Exhibit H

independent legal counsel of its choice throughout the negotiations preceding its execution of this Agreement; and has received the advice of its attorney in entering into this Agreement. Each party hereto agrees and covenants that it will not contest the validity or enforceability of any exculpatory provision on the basis that the party had no notice or knowledge of such provision or that the provision is not “conspicuous.”

Section 8.11 Releases, Termination.

(a) Upon any sale, transfer or other disposition of any item of Collateral of any Grantor in accordance with the terms of the Intercreditor Agreement and the other Pari Passu Documents, the Pari Passu Collateral Agent will, at such Grantor’s expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence the release of such item of Collateral from the security interest granted hereby.

(b) Upon the Discharge of Revolving Credit Agreement Obligations and the Discharge of all Pari Passu Obligations, the pledge and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the applicable Grantor. Upon any such termination, the Pari Passu Collateral Agent will, at the written request of the applicable Grantor and at such Grantor’s expense, execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination.

Section 8.12 Acceptance. Each Grantor expressly waives notice of acceptance of this Agreement, acceptance on the part of the Pari Passu Secured Parties being conclusively presumed by their request for this Agreement and delivery of the same to the Pari Passu Collateral Agent.

Section 8.13 General Limitation of Liability. The Pari Passu Collateral Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Pari Passu Collateral Agent that prevents the Pari Passu Collateral Agent from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

(b) In no event shall the Pari Passu Collateral Agent be responsible or liable for special, indirect, or consequential loss, lost profits or damage of any kind whatsoever (including, but not limited to, loss of profit and diminution in the value thereof) irrespective of whether the Pari Passu Collateral Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 8.14 Resignation or Removal of Pari Passu Collateral Agent. If the Pari Passu Collateral Agent resigns or is removed in accordance with the Intercreditor Agreement, such retiring Pari Passu Collateral Agent shall cease to be a party to this Agreement and all obligations imposed upon such retiring Pari Passu Collateral Agent pursuant to this Agreement shall be terminated as to such retiring Pari Passu Collateral Agent and deemed to be imposed upon the successor Pari Passu Collateral Agent appointed pursuant to the terms of the

Exhibit H

Intercreditor Agreement, provided, however, the retiring Pari Passu Collateral Agent’s indemnification rights contained in this Agreement, the Intercreditor Agreement or otherwise shall continue in favor of the retiring Pari Passu Collateral Agent.

Section 8.15 Applicable Foreign Law. Notwithstanding anything to the contrary contained herein, each Grantor and the Pari Passu Collateral Agent hereby acknowledge and agree that:

(a) one or more Grantors hereunder may be organized under the laws of jurisdictions (herein referred to as the “Foreign Jurisdictions”) other than the United States, the District of Columbia and the States of the United States;

(b) the creation and perfection of the Pari Passu Collateral Agent’s liens and security interests in the Collateral and the rights and remedies of the Pari Passu Collateral Agent with respect thereto may, in some circumstances, be subject to the laws, rules and regulations of such Foreign Jurisdictions; and

(c) the applicable Grantor may also execute and deliver to the Pari Passu Collateral Agent (or its designee) separate Collateral Agreements (herein referred to as the “Foreign Security Documents”) that are governed by applicable foreign law and that also cover such Collateral, in which case, the provisions of this Agreement shall apply only to the extent that the matters addressed hereby are governed by the UCC or by the laws of the State of New York and not by applicable foreign law or the Foreign Security Documents.

Section 8.16 U.S.A Patriot Act. The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003 (Section 326 of the USA PATRIOT Act), all financial institutions are required to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Agreement agree that they will provide to the Pari Passu Collateral Agent such information as it may request, from time to time, in order for the Pari Passu Collateral Agent to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

Section 8.17 Conflict. In the event of a direct conflict between this Agreement and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Agreement sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Agreement as not being in direct conflict with the Intercreditor Agreement.

Exhibit H

The Pari Passu Collateral Agent shall have all the benefits, indemnities, powers, privileges, protections and rights contained in the Intercreditor Agreement (including for the avoidance of any doubt Article III of the Intercreditor Agreement) in connection with acting in its capacity as Pari Passu Collateral Agent hereunder.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Exhibit H

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed and delivered as of the date first above written.

[SIGNATURE BLOCK FOR EACH GRANTOR]

By:
Name:
Title:

[Signature Page to U.S. Pledge and Security Agreement]

Exhibit H

Acknowledged and Agreed to as of the date hereof by:

CITIBANK, N.A.,
as Pari Passu Collateral Agent

By:
Name:
Title:

[Signature Page to U.S. Pledge and Security Agreement]

SCHEDULE 3.01

Names/Trade Names, Jurisdiction of Organization, Organization Number, Taxpayer Identification Number, Chief Executive Office

[                    ]

Schedule 3.01-1

SCHEDULE 3.02

Commercial Tort Claims

[                    ]

Schedule 3.02-1

SCHEDULE 3.05

Earnings Accounts

[                    ]

Schedule 3.05-1

SCHEDULE 5.02A

Securities

[                    ]

Schedule 5.02A-1

SCHEDULE 5.02B

Instruments

[                    ]

Schedule 5.02B-1

EXHIBIT A

[FORM OF]

U.S. PLEDGE AND SECURITY AGREEMENT SUPPLEMENT

This U.S. PLEDGE AND SECURITY AGREEMENT SUPPLEMENT (this “U.S. Pledge and Security Supplement”), dated as of [                 ], 20[    ], is made by [                    ], a [                    ] (the “Additional Grantor”), in favor of CITIBANK, N.A. (“Citibank”), in its capacity as Pari Passu Collateral Agent (together with any successor pari passu collateral agent, the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (as such term is defined in the U.S. Pledge and Security Agreement referred to below).

W I T N E S S E T H:

WHEREAS, Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (the “Company”), has entered into a Credit Agreement dated as of June 3, 2013 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Revolving Credit Agreement”), with the lenders from time to time party thereto, the Issuing Lenders (as defined therein) and Citibank, as administrative agent, providing for the making of loans to the Company and the issuance of letters of credit for the account of the Company or any Restricted Subsidiary (as defined therein) of the Company in the aggregate principal amount of $500,000,000;

WHEREAS, the Company or any Restricted Subsidiary of the Company has entered into, or may at any time and from time to time enter into, (a) one or more Interest Rate Protection Agreements (as defined in the Revolving Credit Agreement) and/or Other Hedging Agreements (as defined in the Revolving Credit Agreement) with one or more Other Creditors (as defined in the Revolving Credit Agreement) (with each such Interest Rate Protection Agreement and/or Other Hedging Agreement with an Other Creditor being herein called a “Secured Hedging Agreement”) or (b) one or more Secured Cash Management Agreements (as defined in the Revolving Credit Agreement);

WHEREAS, the Company has entered into a Term Loan Credit Agreement dated as of June 3, 2013 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”), with the lenders from time to time party thereto and Citibank, as administrative agent, providing for the making of term loans to the Company in the aggregate principal amount of $750,000,000. In accordance with the terms of the Term Loan Agreement, the Company may incur additional term loans thereunder in an aggregate principal amount such that the sum of all Notes Obligations, plus the aggregate amount of all Pari Passu Obligations (other than the Revolving Credit Agreement Obligations) does not exceed $1,700,000,000;

WHEREAS, the Company has entered into an Indenture dated as of June 3, 2013 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) with the subsidiary guarantors party thereto from time to time and Deutsche Bank

Exhibit A-1

Trust Company Americas, as trustee, pursuant to which the Company has issued its 5.375% Senior Secured Notes due 2020 in an initial aggregate principal amount of $750,000,000 (the “Initial Notes”). In accordance with the terms of the Indenture, the Company may issue additional senior secured notes thereunder in an additional principal amount of up to $100,000,000 (such additional notes, together with the Initial Notes, the “Notes”);

WHEREAS, in connection with the Revolving Credit Agreement, the Secured Hedging Agreements, the Secured Cash Management Agreements, the Term Loan Agreement and the Indenture, certain Subsidiaries of the Company have entered into a U.S. Pledge and Security Agreement dated as of June 3, 2013 (as the same may be amended, restated, supplemented or otherwise modified from time to time, including as supplemented by this U.S. Pledge and Security Supplement, the “U.S. Pledge and Security Agreement”) in favor of the Pari Passu Collateral Agent for the benefit of the Pari Passu Secured Parties;

WHEREAS, the Revolving Credit Agreement, the Term Loan Agreement and the Indenture require the Additional Grantor to execute and deliver this U.S. Pledge and Security Supplement to the Pari Passu Collateral Agent, and the Additional Grantor has agreed to execute and deliver this U.S. Pledge and Security Supplement to the Pari Passu Collateral Agent;

NOW, THEREFORE, IT IS AGREED:

(a) SECTION 1. Defined Terms. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Intercreditor Agreement (as defined in the U.S. Pledge and Security Agreement) or the U.S. Pledge and Security Agreement.

(b) SECTION 2. Grant of Security Interest. The Additional Grantor hereby pledges, assigns and transfers to the Pari Passu Collateral Agent, and hereby grants to the Pari Passu Collateral Agent, for the ratable benefit of the Pari Passu Secured Parties, a continuing security interest in and to all of such Additional Grantor’s right, title and interest in and to all of the following personal property, whether now owned or existing or hereafter acquired or arising and regardless of where located, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations, whether now existing or hereafter incurred or arising:

(i)	all Accounts;

(ii)	all Chattel Paper;

(iii)	all Documents;

(iv)	all General Intangibles, including all Intellectual Property;

(v)	all Goods;

(vi)	all Earnings and all Earnings Accounts, including all Deposit Accounts (including all cash and other items deposited therein or credited thereto) and Securities Accounts (including all Securities Entitlements related thereto), in each case that are Earnings Accounts;

(vii)	all Letter of Credit Rights and Supporting Obligations;

Exhibit A-2

(viii)	all Pledged Collateral;

(ix)	all Commercial Tort Claims specifically described on Schedule 3.02 (as such schedule may be updated from time to time in accordance with Section 4.03 of the U.S. Pledge and Security Agreement);

(x)	all books and Records relating to the foregoing;

(xi)	to the extent not otherwise described above, all Proceeds, products, accessions, rents and profits of, or in respect of, any and all of the foregoing and all collateral security and guarantees given by any Person to or in favor of the Additional Grantor with respect to any of the foregoing;

provided, that notwithstanding anything to the contrary contained in this Section 2, the security interest created hereunder shall not extend to, and the term “Collateral” shall not include any Excluded Collateral.

SECTION 3. Obligations Under the U.S. Pledge and Security Agreement. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and conditions of the U.S. Pledge and Security Agreement to the same extent as each of the other Grantors thereunder. The undersigned further agrees, as of the date first above written, that each reference in the U.S. Pledge and Security Agreement to an “Additional Grantor” or a “Grantor” shall also mean and be a reference to the undersigned, and each reference in any other Pari Passu Document to a “Grantor” shall also mean and be a reference to the undersigned. The information set forth in Annex A hereto is hereby added to the information set forth in Schedules [            ]1 to the U.S. Pledge and Security Agreement.

SECTION 4. Representations, Warranties and Covenants. The undersigned hereby (a) makes each representation and warranty set forth in Article III of the U.S. Pledge and Security Agreement (assuming that all references in such Article III to a specific date refer to the date hereof) and (b) undertakes each covenant obligation set forth in Article IV and Article V of the U.S. Pledge and Security Agreement, in each case to the same extent as each other Grantor.

SECTION 5. Governing Law. THIS U.S. PLEDGE AND SECURITY SUPPLEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK, EXCEPT TO THE EXTENT THAT THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

[1]	Refer to each Schedule which needs to be supplemented.

Exhibit A-3

IN WITNESS WHEREOF, the undersigned has caused this U.S. Pledge and Security Supplement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

Very truly yours,

[NAME OF ADDITIONAL GRANTOR]

By:
Name:
Title:

Notice Address:

Exhibit A-4

Annex A

[Information to Supplement Schedules to the U.S. Pledge and Security Agreement]

Exhibit A-5

EXHIBIT I

FORM OF FIRST PREFERRED MORTGAGE

- ON THE -

[                             ] FLAG VESSEL

[NAME OF VESSEL]

OFFICIAL NO. [            ]

[                             ],

as Owner

TO

CITIBANK, N.A.,

as Pari Passu Collateral Agent and Trustee, Mortgagee

[DATE]

Exhibit I

THIS FIRST PREFERRED MORTGAGE (this “Mortgage”) is made and given this [    ] day of [                    ], 20[    ] by [                    ], a [                    ] organized and existing under the laws of [                    ][ and qualified as a foreign maritime entity under the laws of [                    ]], with offices at [                    ] (the “Owner”), in favor of CITIBANK, N.A., as the pari passu collateral agent (the “Pari Passu Collateral Agent”) for the Pari Passu Secured Parties (defined below) (together with its successors and assigns, in such capacity, the “Mortgagee”).

Capitalized terms used herein and not otherwise defined are used herein as defined in the Intercreditor Agreement (as defined below).

W H E R E A S :

A. The Owner is the sole owner of the whole of the vessel named [                    ], Official Number [                ], of about [          ] gross tons and [          ] net tons, registered and documented in the name of the Owner under the laws and flag of [                    ].

B. Pursuant to Section 3.1(c) of the Intercreditor Agreement (as defined below), the Mortgagee has agreed to act as trustee mortgagee on behalf of the Pari Passu Secured Parties and hold this Mortgage in such capacity.

C. The Owner is a wholly owned subsidiary of Pacific Drilling S.A., a Luxembourg corporation organized under the form of a société anonyme (together with its successors and permitted assigns, the “Company”).

D. The Company is the borrower under the Revolving Credit Agreement (as hereinafter defined) pursuant to which the lenders from time to time party thereto have made available to the Company an extension of credit in the form of loans and letters of credit in the aggregate principal amount of Five Hundred Million United States Dollars (US$500,000,000). The form of the Revolving Credit Agreement is annexed hereto as Exhibit A and made a part hereof. In addition, the terms of the Term Loan Agreement (as hereinafter defined) and the terms of the indenture governing the Notes (as hereinafter defined) permit the Revolving Credit Agreement to be increased to provide for an additional One Hundred Million United States Dollars (US$100,000,000) of extensions of loans and letters of credit to a total aggregate principal amount of Six Hundred Million United States Dollars (US$600,000,000).

E. The Company is the borrower under the Term Loan Agreement (as hereinafter defined) pursuant to which the lenders from time to time party thereto have advanced to the Company a term loan in the aggregate principal amount of Seven Hundred Fifty Million United States Dollars (US$750,000,000). The form of the Term Loan Agreement is annexed hereto as Exhibit B and made a part hereof. In accordance with the terms of the Term Loan Agreement, the Company may incur additional term loans thereunder by a further One Hundred

Exhibit I

Million United States Dollars (US$100,000,000) provided that the aggregate principal amount of the loans outstanding thereunder, plus the aggregate principal amount of outstanding Notes (as hereinafter defined) does not exceed One Billion Seven Hundred Million United States Dollars (US$1,700,000,000).

F. The Owner, as a guarantor, is party to the Indenture (as hereinafter defined) pursuant to which the Company, as issuer, has issued Seven Hundred Fifty Million United States Dollars (US$750,000,000) aggregate principal amount of 5.375% senior secured notes due 2020 (the “Initial Notes”). The form of the Indenture is annexed hereto as Exhibit C and made a part hereof. In accordance with the terms of the Indenture, the Company may issue additional senior secured notes thereunder in an additional principal amount of up to One Hundred Million United States Dollars (US$100,000,000) (such additional notes, together with the Initial Notes, the “Notes”).

G. The Owner has executed its (x) Subsidiary Guaranty as defined in the Revolving Credit Agreement (the “Revolving Credit Agreement Guarantee”), (y) Subsidiary Guaranty (as defined in the Indenture) (the “Note Guarantee”), and (z) Subsidiary Guaranty as defined in the Term Loan Agreement (the “Term Loan Agreement Guarantee”, and, together with the Revolving Credit Agreement Guarantee and the Note Guarantee, the “Guarantees”) whereby the Owner has guaranteed the obligations of the Company under the Revolving Credit Agreement, the Term Loan Agreement, and the Indenture, respectively. The Owner will receive substantial, direct and indirect, benefits through the extensions of credit and the proceeds of the loans and notes under the terms of the Credit Facilities (as hereinafter defined) and related documents; and in consideration of such benefit and other good and valuable consideration and to secure its obligations under the Guarantees, the receipt and sufficiency of which are hereby acknowledged, the Owner has executed this Mortgage. The form of the Revolving Credit Agreement Guarantee is part of Exhibit A and made a part hereof. The Term Loan Guarantee is part of Exhibit B and made a part hereof. The form of the Note Guarantee is set forth in the Indenture which is annexed hereto as Exhibit C and made a part hereof.

H. The Company is justly indebted under the Revolving Credit Agreement, the Term Loan Agreement and the Indenture, and the Owner is justly indebted under the Guarantees.

I. In accordance with the terms of the Intercreditor Agreement the parties thereto have, inter alia, agreed to certain matters relating to this Mortgage, the Revolving Credit Agreement, the Term Loan Agreement, and the Indenture. The form of the Intercreditor Agreement is annexed hereto as Exhibit D and made a part hereof.

J. This Mortgage secures the payment and performance of the Pari Passu Obligations (including, without limitation, the costs, expenses and other amounts payable by the Owner in connection with Mortgagee’s enforcing its rights and remedies pursuant to this Mortgage) and the Owner has duly authorized the execution and delivery of this Mortgage.

Exhibit I

K. [This Mortgage is made under and pursuant to Chapter 3 of Title 21 of the Liberian Code of Laws of 1956 as amended; the parties have agreed this Mortgage is made “pursuant to agreement” within the meaning of Section 106A(3). For the purposes of said section 106(A)(3),(x) the agreed-upon maximum amount (representing all the debts and obligations arising or that may arise under the Guarantees secured by this Mortgage) is Three Billion United States Dollars $3,000,000,000 which is comprised of (i) the aggregate principal amount of Six Hundred Million United States Dollars ($600,000,000.00) under the Revolving Credit Agreement, (ii) the aggregate principal amount of Eight Hundred Fifty Million United States Dollars ($850,000,000.00) under the Term Loan Agreement, (iii) the aggregate principal amount of Eight Hundred Fifty Million United States Dollars ($850,000,000.00) under the Indenture, (iv) the contingent amount of Three Hundred Million United States Dollars ($300,000,000.00), relating to certain hedging obligations, obligations in respect of certain cash management agreements and losses resulting from fluctuations in exchange rates related to letters of credit denominated in currencies other than US Dollars, and (v) the amount of Four Hundred Million United States Dollars ($400,000,000.00) relating to interest, fees, expenses and other costs (y) the specified period is the period from and including June 3, 2013 through and including June 3, 2030, and (z) June 3, 2030 is the date of termination of this Mortgage.]1

NOW, THEREFORE, THIS MORTGAGE WITNESSETH:

1.1 Definitions: Capitalized terms used in this Mortgage and not otherwise defined are used herein as defined in the Intercreditor Agreement. In this Mortgage, unless the context otherwise requires:

(A)	“Credit Facilities” means the Revolving Credit Agreement, the Term Loan Agreement and the Indenture.

(B)	“Drilling Contract” shall mean any charterparty, pool agreement or drilling contract in respect of the Vessel or other contract for use of the Vessel.

(C)	“Earnings” shall mean (i) all freight, hire and passage moneys payable to the Company or any of its Subsidiaries as a consequence of the operation of the Vessel, including without limitation payments of any Drilling Contract, (ii) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Company or any of its Subsidiaries as a consequence of the operation of the Vessel; (iii) compensation payable to the Company or any of its Subsidiaries in the event of any requisition of the Vessel; (iv) remuneration for salvage, towage and other services performed by the Vessel and payable to the Company or any of its Subsidiaries; (v) demurrage and retention money receivable by the Company or any of its Subsidiaries in relation to the Vessel; (vi) all moneys which are at any time payable under the insurances in respect of loss of Earnings; (vii) if and

[1]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

Exhibit I

whenever the Vessel is employed on terms whereby any moneys falling within (i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Vessel; and (viii) other money whatsoever due or to become due to the Company or any of its Subsidiaries in relation to the operation of the Vessel.

(D)	“Indenture” means that certain Indenture dated as of the date hereof, among the Company, as issuer, and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (in such capacity, together with its successors and assigns in such capacity, the “Trustee”), and any and all successors thereto in such capacity, as the same has been and may be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

(E)	“Insurances” shall mean insurance required to be maintained by the Owner on the Vessel under the Pari Passu Documents.

(F)	“Intercreditor Agreement” means that certain Intercreditor Agreement dated as of the date hereof by and among the Pari Passu Collateral Agent, the Trustee, the Revolving Credit Agent, the Term Loan Agent, the Company, the Owner and each other Grantor, as it may be amended, restated, supplemented or otherwise modified in accordance with its terms, including pursuant to the Joinder Agreements.

(G)	“ISM Code” means the International Safety Management Code for the Safe Operating of Ships and for Pollution Prevention constituted pursuant to Resolution A.741(18) of the International Maritime Organization and incorporated into the Safety of Life at Sea Convention and includes any amendments or extensions thereto and any regulation issued pursuant thereto.

(H)	“ISM Documentation” means (i) the document of compliance and safety management certificate issued pursuant to the ISM Code in relation to the Vessel within the periods specified by the ISM Code, (ii) all other documents and data which are relevant to the safety management system which is required to be developed, implemented and maintained under the ISM Code and its implementation and verification and (iii) any other documents which are prepared or which are otherwise relevant to establish and maintain the Vessel’s or the Owner’s compliance with the ISM Code.

(I)	“ISPC Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organization (as the same may be amended from time to time).

Exhibit I

(J)	“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

(K)	“Pari Passu Collateral Agent” means Citibank, N.A, and its replacements, successors and assigns, in its capacity as the collateral agent for all holders of Pari Passu Obligations.

(L)	“Requisition Compensation” means all moneys or other compensation payable and belonging to the Owner by reason of requisition for title or other compulsory acquisition of the Vessel or otherwise than by requisition for hire.

(M)	“Revolving Credit Agreement” means that certain Credit Agreement, dated as of the date hereof, among the Company, as borrower, various lenders from time to time party thereto, Citibank N.A., as administrative agent (in such capacity, together with its successors and assigns in such capacity, the “Revolving Credit Agent”) and issuing lender, and the other parties from time to time party thereto, as the same has been and may hereafter be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

(N)	“Term Loan Agreement” means that certain Term Loan Agreement dated as of the date hereof, among the Company, as borrower, the lenders from time to time party thereto, Citibank, N.A., as administrative agent (in such capacity, together with its successors and assigns in such capacity, the “Term Loan Agent”), and the other parties from time to time party thereto, as the same has been and may hereafter be further amended, restated, supplemented, refinanced, replaced or otherwise modified from time to time.

(O)

“Vessel” means the whole of the vessel described in Recital A hereof and includes its engines, machinery, boats, boilers, masts, rigging, anchors, chains, cables, apparel, tackle, outfit, spare gear, fuel, consumable and other stores, freights, belongings and appurtenances, whether on board or ashore, whether now owned or hereafter acquired, and any and all additions, improvements and replacements hereafter made in or to the said

Exhibit I

vessel, or any part thereof, or in or to the stores, belongings and appurtenances aforesaid except such equipment or stores which, when placed aboard said vessel, do not become the property of the Owner.

2. Grant of Mortgage; Representations and Warranties.

2.1 In consideration of the premises and of other good and valuable consideration, the receipt and adequacy whereof are hereby acknowledged by the Owner, and in order to secure the payment and performance of the Pari Passu Obligations, the Owner has granted, conveyed and mortgaged, and does by these presents grant, convey and mortgage, to and in favor of the Mortgagee, its successors and permitted assigns, the whole of the Vessel TO HAVE AND TO HOLD the same unto the Mortgagee, its successors and assigns, forever, upon the terms set forth in this Mortgage for the enforcement of the payment and performance of the Pari Passu Obligations;

PROVIDED, ONLY, and the conditions of these presents are such that, upon Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, then these presents and the rights of the Mortgagee under this Mortgage shall cease and terminate and the security interest hereby created shall be released and, in such event, the Mortgagee agrees by accepting this Mortgage, at the expense of the Owner, to execute all such documents as the Owner may reasonably require to discharge this Mortgage under the laws of [                    ]; otherwise to be and remain in full force and effect.

2.2 The Owner hereby represents and warrants to the Mortgagee that:

(A) The Owner is duly organized and validly existing as a [                    ] under the laws of [                    ][ and duly qualified as a [                    ] foreign maritime entity]; it is duly authorized to mortgage the Vessel; all action necessary as required by law for the execution and delivery of this Mortgage has been duly and effectively taken; it has full power and authority to own and mortgage the Vessel; this Mortgage is a valid and enforceable obligation of the Owner, enforceable in accordance with its terms. All necessary consents and approvals for the entering into and performance of this Mortgage have been duly obtained or given and the entering into and performance of this Mortgage does not and will not contravene the terms of or constitute a default under (with or without giving of notice or lapse of time or both) any material agreement, instrument or document to which the Owner is a party or by which it or its properties are bound or affected. The Owner is now, and shall so remain until this Mortgage is discharged, fully qualified to own and operate vessels documented under [Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended,]2 and except as otherwise permitted hereunder, will remain qualified to document the Vessel in its name as owner under the laws, regulations and flag of [                    ];

[2]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

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(B) The Owner lawfully owns and is lawfully possessed of the whole of the Vessel free from any Lien whatsoever (other than Liens permitted under the Pari Passu Documents) and will warrant and defend the title and possession thereto and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever; provided, however, that notwithstanding anything herein to the contrary, no intention to subordinate the security interest and Lien granted in favor of the Mortgagee hereunder is to be implied or expressed by the permitted existence of Liens permitted under the Pari Passu Documents; and

(C) The Owner will cause this Mortgage to be duly recorded in [the Office of the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”), in accordance with the provisions of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, as a mortgage made “pursuant to agreement” within the meaning of Section 106A(3)]3, and will otherwise comply with and satisfy, or cause to be complied with and satisfied, all of the provisions of applicable laws of [                    ] in order to establish, perfect and maintain this Mortgage as a valid, enforceable and duly perfected first preferred mortgage lien thereunder upon the Vessel and upon all additions, improvements and replacements made in or to the same, in order to secure the Pari Passu Obligations.

3. Payment of Notes Obligations. The Owner acknowledges it is justly indebted under the Pari Passu Documents. The Owner hereby further covenants and agrees to pay when due the Pari Passu Obligations to the Mortgagee and the other Pari Passu Secured Parties or their respective successors or assigns and to comply with the covenants, terms and conditions herein and in the Pari Passu Documents, expressed or implied on its part to be observed, performed or complied with or applicable to it.

4. Covenants Regarding Security Granted Hereunder. It is declared and agreed that:

(A) The security created by this Mortgage shall be held by the Mortgagee as a continuing security for the payment and performance of the Pari Passu Obligations and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby and thereby secured;

(B) Any settlement or discharge under this Mortgage between the Mortgagee and the Owner shall be conditional upon no security or payment to the Mortgagee or any other Pari Passu Secured Party by the Owner or any other Person being avoided or set-aside or ordered to be refunded or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency or liquidation for the time being in force, and if such condition is not satisfied, the Mortgagee shall be entitled to recover from the Owner on demand the value of such security or the amount of any such payment as if such settlement or discharge had not occurred;

[3]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

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(C) The security created by this Mortgage shall be in addition to, and shall not in any way prejudice or affect, and may be enforced by the Mortgagee without prior recourse to, the security created by any of the other Pari Passu Documents, or by any present or future collateral instruments, right or remedy held by or available to the Mortgagee, any of the other Pari Passu Secured Parties or any Person acting on their behalf or any right or remedy of the Mortgagee, the other Pari Passu Secured Parties, or any Person acting on their behalf thereunder; and

(D) The rights of the Mortgagee under this Mortgage and the security hereby constituted shall not be prejudiced or affected by any act, omission, matter or thing which, but for this provision, might operate to impair, affect or discharge such rights and security, including without limitation, and whether or not known to or discoverable by the Owner, the Mortgagee, any of the other Pari Passu Secured Parties or any other Person:

(i)	any time or waiver granted to, or composition with, the Owner, the Company, any of the Guarantors or any other Person; or

(ii)	the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Owner, the Company, any of the Guarantors or any other Person; or

(iii)	any legal limitation, disability, dissolution, incapacity or other circumstances relating to the Owner, the Company, any of the Guarantors or any other Person; or

(iv)	any amendment or supplement to any Pari Passu Document; or

(v)	the unenforceability, invalidity or frustration of any obligations of the Owner, the Company, any of the Guarantors or any other Person under any Pari Passu Document.

5. Affirmative Covenants and Insurances. The Owner further covenants with the Mortgagee and undertakes at all times until Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations:

(A) [To maintain its qualification in good standing as a foreign maritime entity under the laws of [                    ]]4;

(B) To insure and keep the Vessel insured or cause or procure the Vessel to be insured and to be kept insured at no expense to the Mortgagee as provided in the Pari Passu Documents;

[4]	To be revised accordingly for an Owner that is organized and existing under the laws of the flag state and does not need to qualify as a foreign maritime entity.

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(C) At all times keep the Vessel duly documented as a [                    ] flag vessel under [                    ] laws and the regulations in effect thereunder from time to time, as amended, except as otherwise permitted in accordance with the Pari Passu Documents. Upon request of the Mortgagee from time to time, the Owner will, as promptly as reasonably practicable, advise the Mortgagee of the Vessel’s location and of any contract relating to the Vessel;

(D) The Owner will not change or permit the change of the technical or the commercial management of the Vessel in violation of the Pari Passu Documents;

(E) To pay and discharge when due and payable, from time to time, all material taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom to the extent required by the Pari Passu Documents;

(F) To keep the Vessel in a good and efficient state of repair so as to maintain its present class with [                    ] (or such other classification society of like standing) and so as to comply with the provisions of all laws, regulations and requirements (statutory or otherwise) from time to time applicable to vessels registered under the laws and flag of [                    ], including, without limitation, to obtain all necessary ISM Documentation and to comply with the provisions of both the ISM Code and the ISPC Code;

(G) To submit or to cause the Vessel to be submitted to such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports and class certificates issued in respect thereof;

(H) If an Event of Default shall have occurred and be continuing, to permit or to cause the Mortgagee to be permitted by surveyors or other Persons appointed by it on its behalf to board the Vessel at all reasonable times for the purpose of inspecting its condition or for the purpose of satisfying themselves in regard to proposed or executed repairs and to afford all proper facilities aboard the Vessel for such inspections (in a manner and at a time not to interfere with the normal operation of the Vessel);

(I) (i) To pay and discharge or cause to be paid and discharged all debts, damages and liabilities whatsoever which have given or may give rise to maritime or possessory Liens on or claims enforceable against the Vessel except for Liens permitted under the Pari Passu Documents and (ii) in event of arrest of the Vessel pursuant to legal process or in event of its detention in exercise or purported exercise of any such Lien as aforesaid to procure the release of the Vessel from such arrest or detention within fifteen (15) days of receiving notice thereof by providing bail or otherwise as the circumstances may require;

(J) Not to employ the Vessel or suffer its employment in any trade or business which is forbidden by applicable law or in carrying illicit or prohibited goods or in any manner whatsoever which may render it liable to condemnation or to destruction, seizure or confiscation and in event of hostilities in any part of the world (whether war be declared or not) not to employ the Vessel or suffer its employment in carrying any contraband goods or to enter or trade to or to

Exhibit I

continue to trade in any zone after it is declared a war zone by any government or by the Vessel’s war risk insurers unless the Mortgagee shall have first given its consent thereto in writing and the Owner at its expense shall have obtained such special insurance coverage as to extend to such voyage;

(K) Promptly to furnish or to use its best efforts to cause promptly to be furnished to the Mortgagee, to the extent not prohibited by any obligation of confidentiality, all such information as the Mortgagee may from time to time reasonably request regarding the Vessel, its employment, position and engagements, particulars of all towages and salvages and copies of all charters and other contracts for its employment or otherwise howsoever pertaining to the Vessel;

(L) Promptly after learning of the same to notify or cause to be notified to the Mortgagee forthwith by electronic means (thereafter confirmed by letter) of:

(i)	any arrest or requisition of the Vessel or the exercise or purported exercise of any Lien on the Vessel or its Earnings; and

(ii)	any occurrence or circumstances forming the basis of any material environmental claims.

(M) To keep or to cause to be kept proper books of account of the Owner in respect of the Vessel and the Earnings and, if requested by the Mortgagee, to make such books available for inspection on behalf of the Mortgagee;

(N) To keep the Vessel duly documented as a [                    ] flag vessel under [                    ] laws and the regulations in effect thereunder from time to time, as amended, except as otherwise permitted in accordance with the Pari Passu Documents;

(O) Not, unless expressly permitted by the terms of the Pari Passu Documents, to sell, abandon or otherwise dispose of the Vessel or any interest therein or to suffer the disposition of any thereof;

(P) To pay promptly to the Mortgagee all moneys (including reasonable fees and expenses of counsel) whatsoever which the Mortgagee shall or may expend, be put to or become liable for, in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder;

(Q) To comply with and satisfy all the requisites and formalities established by the laws of [                    ] to perfect this Mortgage as a legal, valid and enforceable first and preferred mortgage lien upon the Vessel and upon all additions, improvements and replacements made in or to the same, in order to secure the Pari Passu Obligations and to furnish to the Mortgagee from time to time such proofs as the Mortgagee may reasonably request for its satisfaction with respect to the compliance by the Owner with the provisions of this Section 5(P); and

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(R) To place or to cause to be placed and at all times and places to retain or to cause to be retained a properly certified copy of this Mortgage on board the Vessel with its papers and cause this Mortgage to be exhibited to any and all Persons having business with the Vessel which might give rise to any Lien thereon other than Liens permitted under the Pari Passu Documents, and to any representative of the Mortgagee on demand; and to place and keep or to cause to be placed and kept prominently displayed in the chart room and in the Master’s cabin of the Vessel a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than six inches wide by nine inches high, reading as follows:

“NOTICE OF MORTGAGE

This Vessel is owned by [                    ] and is subject to a First Preferred Mortgage in favor of CITIBANK, N.A., as Pari Passu Collateral Agent, as Mortgagee under the authority of [the Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended]5. Under the terms of the said First Preferred Mortgage, neither the Owner nor any charterer nor the Master of this Vessel nor any other person has any power, right or authority whatever to create, incur or permit to be imposed upon this Vessel any lien or encumbrance except for the lien of this Mortgage, and Liens permitted under the Pari Passu Documents.”

6. Mortgagee’s Right to Cure. Without prejudice to any other rights, powers and remedies of the Mortgagee hereunder:

(i) in the event that the provisions relating to the maintenance of insurance on the Vessel under the Pari Passu Documents or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to cure any such noncompliance, including, without limitation, to effect and thereafter to replace, maintain and renew all such insurances upon the Vessel as it in its sole discretion may deem necessary or advisable in order to procure the compliance with such provisions or alternatively, to require the Vessel (at the Owner’s risk) to remain in, or to proceed to and remain in, a port designated by the Mortgagee until such provisions are fully complied with;

(ii) in the event that the provisions of Sections 5(C), 5(F) and/or 5(G), and/or 5(J) and/or 5(N) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to arrange for the carrying out of such repairs, changes and/or surveys as it deems reasonably expedient or necessary in order to procure the compliance with such provisions; and

[5]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

Exhibit I

(iii) in the event that the provisions of Section 5(I) hereof or any of them shall not be complied with, the Mortgagee shall be at liberty, but not obligated and as often as may be necessary, to pay and discharge all such debts, damages and liabilities as are therein mentioned and/or to take any such measures as it deems reasonably expedient or necessary for the purpose of securing the release of the Vessel in order to procure the compliance with such provisions.

Any and all reasonable expenses incurred by the Mortgagee (including reasonable fees and expenses of counsel) in respect of its performances under the foregoing sub-sections (i), (ii) and (iii) shall be paid by the Owner on demand and shall constitute Pari Passu Obligations hereunder.

7. Events of Default and Remedies. If an Event of Default shall have occurred and be continuing, the Mortgagee shall have the right, subject to and in accordance with the terms of the Intercreditor Agreement, to:

(i) demand payment by written notice to the Owner of the Pari Passu Obligations, whereupon such payment by the Owner to the Mortgagee shall be immediately due and payable, anything contained in any Pari Passu Document to the contrary notwithstanding and without prejudice to any other rights and remedies of the Mortgagee or the other Pari Passu Secured Parties under any Pari Passu Document;

(ii) at any time and as often as may be necessary, take any such action as the Mortgagee may in its discretion deem necessary or advisable for the purpose of protecting the security created by this Mortgage and each and every expense or liability (including reasonable fees and expenses of counsel) so incurred by the Mortgagee in or about the protection of such security shall be repayable to it by the Owner promptly after demand, and shall constitute Pari Passu Obligations hereunder. The Owner shall promptly execute and deliver to the Mortgagee such documents or cause promptly to be executed and delivered to the Mortgagee such documents, if any, and shall promptly do and perform such acts, if any, as in the reasonable opinion of the Mortgagee or its counsel may be necessary or advisable to facilitate or expedite the protection, maintenance and enforcement of the security created by this Mortgage;

(iii) exercise all the rights and remedies in foreclosure and otherwise given to the Mortgagee by any applicable law, including, without limitation, those under the provisions of [Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended]6;

[6]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

Exhibit I

(iv) take possession of the Vessel, at any time wherever the same may be, without prior demand and without court decision or legal process (when permissible under applicable law) and without being responsible for loss or damage (except to the extent such loss or damage result from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and non appealable decision), and the Owner or other person in possession forthwith upon demand of the Mortgagee shall surrender to the Mortgagee possession of the Vessel. At the request of the Mortgagee, the Owner shall instruct officers and other senior personnel to remain on board to operate the Vessel for a reasonable period of time. The Mortgagee may, without being responsible for loss or damage (except to the extent such loss or damage result from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and nonappealable decision), hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel, and charging upon all receipts from the use of the Vessel or from the sale thereof by court proceedings or pursuant to Section 7(ix) below), all costs, expenses, charges, damages or losses by reason of such use, provided that the Mortgagee provides the Owner with a final accounting. If at any time the Mortgagee shall avail itself of the right herein given it to take the Vessel, the Mortgagee shall have the right to dock or store the Vessel for a reasonable time at any dock, pier or other premises of the Owner without charge, or to dock or store the Vessel at any other place at the cost and expense of the Owner. The Mortgagee shall have the right to require the Owner to deliver, and the Owner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and the Owner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded;

(v) require that all policies, contracts, certificates of entry and other records relating to the Insurances (including details of and correspondence concerning outstanding claims) be forthwith delivered to such adjusters, brokers and/or other insurers as the Mortgagee may nominate;

(vi) collect, recover, compromise and give a good discharge for all claims then outstanding or thereafter arising under the Insurances or any of them or in respect of the Vessel, the Earnings or Requisition Compensation or any part thereof, and to take over or institute (if necessary using the name of the Owner) all such proceedings in connection therewith as the Mortgagee in its absolute discretion deems necessary or advisable, and, in the case of the Insurances, to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

Exhibit I

(vii) discharge, compound, release or compromise claims against the Owner in respect of the Vessel, the Earnings or Requisition Compensation or any part thereof which have given or may give rise to any charge or Lien or other claim on the Vessel, the Earnings or Requisition Compensation or any part thereof or which are or may be enforceable by proceedings against the Vessel;

(viii) take appropriate judicial proceedings for the foreclosure of this Mortgage and/or for the enforcement of the Mortgagee’s rights hereunder or otherwise; recover judgment for any amount due by the Owner under the Pari Passu Documents and collect the same out of any property of the Owner;

(ix) as permitted by applicable laws, and without being responsible for loss or damage, sell the Vessel, free from any claim by the Owner (whether in admiralty, in equity, at law or by statute) by public auction or private contract (without necessity of bringing the Vessel to the place designated for such sale) at such time and place and upon such terms as the Mortgagee in its absolute discretion may determine with power to postpone any such sale and without being answerable for any loss occasioned by such sale or resulting from postponement thereof and with the power, where the Mortgagee purchases the Vessel, to make payment of the sale price by making an equivalent reduction in the amount of the Pari Passu Obligations. In the event of a public auction, the Mortgagee shall give the Owner notice of the time and place of any public auction with a general description of the property in the following manner:

(i) by publishing such notice for ten (10) consecutive days in the Wall Street Journal and another daily newspaper of general circulation published in New York City;

(ii) if the place of sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale; and

(iii) by mailing a similar notice to the Owner at its last known address and to any other known mortgagee.

If the sale shall be by private sale, the Mortgagee shall give notice of the time and place of such private sale at least three (3) Business Days prior to the proposed date of such sale by mailing such notice to the Owner at its last known address. Each of the Owner and the Mortgagee agrees that any sale made in accordance with the terms of this Subsection 7(ix) is deemed to be made in a commercially reasonable manner;

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(x) pending sale of the Vessel (either directly or indirectly) as permitted by the applicable laws, manage, charter, lease, insure, maintain and repair the Vessel and to employ, sail or lay up the Vessel upon such terms, in such manner and for such period as the Mortgagee may reasonably deem expedient, and for any and/or all of the purposes aforesaid the Mortgagee shall be entitled to do all acts and things incidental or conducive thereto and in particular to enter into such arrangements respecting the Vessel, its insurance, management, maintenance, repair, classification and employment in all respects as if the Mortgagee were the owner of the Vessel, without being responsible for loss or damage (except to the extent such loss or damage results from the gross negligence, bad faith, or willful misconduct of the Mortgagee, as determined by a court of competent jurisdiction in a final and non appealable decision);

(xi) recover from the Owner on demand any such losses as may be incurred by the Mortgagee in or about the exercise of the powers vested in the Mortgagee under Section 7(x) above;

(xii) recover from the Owner on demand all reasonable expenses, payments and disbursements (including fees and expenses of counsel) incurred by the Mortgagee in or about or incidental to the exercise by it of any or all of the powers vested in it hereunder; and

(xiii) any sale of the Vessel in accordance with the terms of this Mortgage, whether under the power of sale hereby granted or any judicial proceedings, shall operate to divest all right, title and interest of any nature whatsoever of the Owner therein and thereto and shall bar any claim from the Owner, its successors and assigns, and all persons claiming by, through or under them. No purchaser shall be bound to inquire whether notice has been given, or whether any default has occurred, or as to the propriety of the sale, or as to the application of the proceeds thereof. In the case of any such sale, the Mortgagee shall be entitled, for the purpose of making settlement or payment for the property purchased, to use and apply the Pari Passu Obligations hereby secured in order that there may be credited against the amount remaining due and unpaid thereon the sums payable out of the net proceeds of such sale to the Mortgagee with respect to the Pari Passu Obligations after allowing for the costs and expense of sale and other charges; and thereupon such purchaser shall be credited, on account of such purchase price, with the net proceeds that shall have been so credited with respect to the Pari Passu Obligations. At any such sale, the Mortgagee may bid for and purchase such property and upon compliance with the terms of sale may hold, retain and dispose of such property without further accountability therefor.

(xiv) The Mortgagee is hereby appointed attorney-in-fact of the Owner upon the happening and continuance of any Event of Default to execute and deliver to any

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purchaser aforesaid, and is hereby vested with full power and authority to make, in the name and on behalf of the Owner, a good conveyance of the title to the Vessel so sold. In the event of a sale of the Vessel under any power herein contained, the Owner will, if and when required by the Mortgagee, execute such form of conveyance of the Vessel and other related documents, as the Mortgagee may direct or approve. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

Whenever any right to enter and take possession of the Vessel accrues to the Mortgagee, it may require the Owner to deliver, and the Owner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded. In such circumstances, the Owner also agrees to deliver to the Mortgagee on its request all insurance class certificates and surveys, flag state certificates, trading certificates, compliance Certificates, plans and specifications and any other documents or instruments relating to the Vessel.

In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Owner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the property, subject or intended to be subject to this Mortgage, and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.

8. Application of Proceeds. The proceeds of any sale made either under the power of sale granted to the Mortgagee hereunder or under a judgment or decree in any judicial proceedings for the foreclosure of this Mortgage or for the enforcement of any remedy granted to the Mortgagee hereunder, any net earnings arising from the management, charter or other use of the Vessel by the Mortgagee under any of the powers herein contained or by law provided, the proceeds of any and all Insurances and any claims for damages on account of the Vessel or the Owner of any nature whatsoever and any Requisition Compensation, shall be applied in accordance with the terms of the Intercreditor Agreement.

In the event that the proceeds are insufficient to pay in full the Pari Passu Obligations, the Mortgagee shall be entitled to collect the balance from the Owner or any other Person liable therefor.

9. No Waiver. No delay or omission of the Mortgagee to exercise any right or power or remedy vested in it under any Pari Passu Document shall impair such right or power or be construed as a waiver thereof or as acquiescence in any default by the Owner hereunder, nor shall the acceptance by the Mortgagee of any payments in connection with this Mortgage from any source be deemed a waiver hereunder. No single or partial exercise by the Mortgagee of any right, power or remedy nor the discontinuance, abandonment or adverse determination of any proceedings taken by the Mortgagee to enforce any right, power or remedy shall preclude any

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other or further exercise thereof or proceedings to enforce the same or the exercise of any other right, power or remedy, nor shall the giving by the Mortgagee of any consent to any act which by the terms of this Mortgage requires such consent prejudice the right of the Mortgagee to give or withhold consent to the doing of any other similar act.

10. Delegation of Power. The Mortgagee shall be entitled at any time and as often as may be expedient to delegate all or any of the powers and discretions vested in it by this Mortgage (including the power vested in it by virtue of Section 12 hereof) in such manner and upon such terms and to such Persons as the Mortgagee in its absolute discretion may deem advisable.

11. Indemnity. Without prejudice to any other rights or remedies of the Mortgagee under any Pari Passu Document, the Owner hereby agrees to indemnify, defend and save and hold harmless, the Mortgagee and each of its officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against, and shall pay on demand any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or resulting from this Mortgage or the performance or exercise of any rights or remedies hereunder or otherwise in connection with the Vessel (including, without limitation, its operations or any environmental claims in respect thereof), the Earnings, Requisition Compensation and Insurances, or otherwise howsoever arising out of or in connection with the enforcement of the Mortgagee’s rights and remedies hereunder, under any Pari Passu Document, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from an Indemnified Party’s gross negligence, bad faith or willful misconduct.

12. Power of Attorney.

(A) The Owner hereby irrevocably appoints the Mortgagee as its attorney-in-fact, until Discharge of Revolving Credit Obligations and Discharge of all Pari Passu Obligations, to do in the name of the Owner all acts which the Owner, or its successors or assigns, could do in relation to the Vessel, including without limitation, to demand, collect, receive, compromise, settle and sue for (insofar as the Mortgagee lawfully may) all freights, hire, earnings, issues, revenues, income and profits of the Vessel, and all amounts due from underwriters under the Insurances as payment of losses or as return premiums or otherwise, salvage awards and recoveries, recoveries in general average or otherwise, and all other sums due or to become due to the Owner in respect of the Vessel, and to make, give and execute in the name of the Owner, acquittance, receipts, releases or other discharges for the same, whether under seal or otherwise, to take possession of, sell or otherwise dispose of or manage or employ, the Vessel, to execute and deliver charters and a bill of sale with respect to the Vessel, and to endorse and accept in the name of the Owner all checks, notes, drafts, warrants, agreements and all other instruments in writing with respect to the foregoing; PROVIDED, HOWEVER, that, unless the context otherwise permits under this Mortgage, such power shall not be exercisable by or on behalf of the

Exhibit I

Mortgagee unless and until an Event of Default has occurred and is continuing. The power of attorney hereby conferred shall be a general power of attorney and the Owner ratifies and confirms, and agrees to ratify and confirm, any deed, assurance, agreement, instrument, act or thing which the Mortgagee may execute or do pursuant thereto. The powers and authority granted to the Mortgagee herein have been given for a valuable consideration and are hereby declared to be irrevocable.

(B) The exercise of the power granted in this Section 12 by or on behalf of the Mortgagee shall not require any Person dealing with the Mortgagee to conduct any inquiry as to whether any Event of Default has occurred and is continuing, nor shall such Person be in any way affected by notice that any Event of Default has not occurred nor is continuing, and the exercise by the Mortgagee of such power shall be conclusive evidence of its right to exercise the same.

13. Appointment of Receiver. If any legal proceedings shall be taken to enforce any right under this Mortgage, the Mortgagee shall be entitled as a matter of right to the appointment of a receiver of the Vessel and of the freights, hire, earnings, issues, revenues, income and profits due or to become due and arising from the operation thereof.

14. Commencement of Proceedings/Appearance in Proceedings. (a) The Mortgagee shall have the right to commence proceedings in the courts of any country having competent jurisdiction and in particular the Mortgagee shall have the right to arrest and take action against the Vessel at whatever place the Vessel shall be found lying and the Owner agrees that for the purpose of proceedings against the Vessel any writ, notice, judgment or other legal process or documents may be served upon the Master of the Vessel (or upon anyone acting as the Master) and that such service shall be deemed good service on the Owner for all purposes.

(b) The Owner authorizes and empowers the Mortgagee or its appointees or any of them, and hereby appoints the Mortgagee as its attorney-in-fact, to appear in the name of the Owner, its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of an alleged Lien against the Vessel from which the Vessel has not been released and to take such proceedings as to them or any of them may seem proper towards the defense of such suit and the purchase or discharge of such Lien. All expenditures made or incurred by them or any of them for the purpose of such defense or purchase or discharge shall be a debt due from the Owner, its successors and assigns, to the Mortgagee, and shall be secured by the lien of this Mortgage in like manner and extent as if the amount and description thereof were written herein. The Mortgagee agrees not to exercise the powers given to it in this Section 14(b) unless an Event of Default shall have occurred and be continuing.

The Mortgagee shall be entitled (after an Event of Default shall have occurred and be continuing) to settle, compromise, refer to arbitration or mediation, or institute any suit or other proceeding respecting any Lien or other claim against the Vessel, in each case at its sole discretion and without any consent or approval of the Owner. Any agreements made by the Mortgagee under this Section 14 shall be deemed made in good faith and commercially reasonable by the Owner.

Exhibit I

15. Partial Invalidity. In the event that any provision or provisions of this Mortgage shall be declared invalid, void or otherwise inoperative by any present or future court of competent jurisdiction in any country, the Owner will, without prejudice to any other right and remedy of the Mortgagee under any Pari Passu Document, execute and deliver such other and further instruments and do such things as in the reasonable opinion of the Mortgagee or its counsel will be necessary or advisable to carry out the true intent and spirit of this Mortgage. In any event, any such declaration of partial invalidity shall not affect the validity of any other provision or provisions of this Mortgage, or the validity of this Mortgage as a whole.

16. Further Assurances. The Owner hereby undertakes at its own expense from time to time to execute, sign, perfect, do and (if required), register every such further assurance, document, act or thing as in the reasonable opinion of the Mortgagee may be necessary or desirable for the purpose of more effectually mortgaging and charging the Vessel or perfecting the security constituted or intended to be constituted by this Mortgage or contemplated by any Pari Passu Document.

17. Cumulative Remedies. Each and every power and remedy in this Mortgage specifically given to the Mortgagee shall be in addition to every other power and remedy herein or in any Pari Passu Document specifically given or now or hereafter existing at law, in equity, admiralty, or by statute, and each and every power and remedy whether specifically in this Mortgage or in any Pari Passu Document given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Mortgagee, and the exercise or the beginning of the exercise of any such power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other power or remedy under any Pari Passu Document.

18. Recordation of Mortgage. [For the purpose of recording this Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended; the parties have agreed this Mortgage is made “pursuant to agreement” within the meaning of Section 106A(3). For the purposes of said section 106(A)(3),(x) the agreed-upon maximum amount (representing all the debts and obligations arising or that may arise under the Guarantees secured by this Mortgage) is Three Billion United States Dollars US$3,000,000,000 which is comprised of (i) the aggregate principal amount of Six Hundred Million United States Dollars ($600,000,000.00) under the Revolving Credit Agreement, (ii) the aggregate principal amount of Eight Hundred Fifty Million United States Dollars ($850,000,000.00) under the Term Loan Agreement, (iii) the aggregate principal amount of Eight Hundred Fifty Million United States Dollars ($850,000,000.00) under the Indenture, (iv) the contingent amount of Three Hundred Million United States Dollars ($300,000,000.00), relating to certain hedging obligations, obligations in respect of certain cash management agreements and losses resulting from fluctuations in exchange rates related to letters of credit denominated in currencies other than US Dollars, and (v) the amount of Four Hundred Million United States Dollars ($400,000,000.00) relating to interest, fees, expenses and other costs (y) the specified period is the period from and

Exhibit I

including June 3, 2013 through and including June 3, 2030, and (z) June 3, 2030 is the date of termination of this Mortgage. It is not intended that this Mortgage shall include property other than the Vessel and it shall not include property other than the Vessel as the term “vessel” is used in subdivision 1 of Section 106 of Chapter 3 of the Title 21 of the Liberian Code of Laws of 1956, as amended. Notwithstanding the foregoing, for property other than the Vessel, if any should be determined to be covered by this Mortgage, the discharge amount is zero point zero one percent (0.01%) of the total amount.]7

19. No Waiver of Preferred Status. Anything herein to the contrary notwithstanding, it is intended that nothing herein shall waive the preferred status of this Mortgage under the laws of [                    ] or under the corresponding provisions of any other jurisdiction in which it is sought to be enforced and that, if any provision or portion thereof herein shall be construed to waive the preferred status of this Mortgage, then such provision to such extent shall be void and of no effect.

20. Counterparts. This Mortgage may be executed in any number of counterparts each of which shall be an original but such counterparts shall together constitute but one and the same instrument.

21. Notices. All notices, requests, demands or other communications pursuant hereto shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). All notices and other communications shall be in writing and addressed to such party at:

If to the Owner:

[ ]
[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

[7]	To be included for Liberian vessels and with appropriate modifications for vessels flagged elsewhere.

Exhibit I

If to the Mortgagee:

CITIBANK, N.A.

[ ]
[ ]
[ ]
Attention:	[ ]
Facsimile:	+ [ ]

or in any case at such other address as such party may hereafter notify the other party hereto in writing.

The Owner or the Mortgagee, may in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

22. Rights of Owner. Unless and until one or more Events of Default shall have occurred and be continuing, to the extent not prohibited by, and subject to the terms of, the Pari Passu Documents, the Owner (a) shall be suffered and permitted to retain actual possession and use of the Vessel, including, without limitation, the right to enter into drilling contracts, charters and other similar agreements with regard to the Vessel and (b) shall have the right, from time to time in its discretion, and without application to the Mortgagee, and without obtaining a release thereof by the Mortgagee, to dispose of, free from the Lien hereof, any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel, first or simultaneously replacing the same by new or used boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings, equipment or any other appurtenances of substantially equal value, which shall forthwith become subject to the Lien of this Mortgage.

23. Waiver; Amendment. No amendment, modification or waiver of any provision of this Mortgage, and no consent to any departure by the Owner herefrom, shall be effective unless the same is in writing and conforms to the requirements set forth in Section 4.5(b) of the Intercreditor Agreement.

24. Successors and Assigns. All the covenants, promises, stipulations and agreements of the Owner and all the rights and remedies of the Mortgagee contained in this Mortgage shall bind the Owner, its successors and assigns, and shall inure to the benefit of the Mortgagee, its successors and assigns, whether so expressed or not.

25. Applicable Law. This Mortgage shall be governed by, and construed in accordance with, the laws of [                    ].

Exhibit I

26. Headings. In this Mortgage, section headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Mortgage.

27. Mortgagee.

27.1 The Mortgagee shall not be required or responsible:

(A) to record, register, document, file, perfect, protect, maintain or renew any security interest in the Vessel or this Mortgage and it is understood for the avoidance of doubt that the Owner shall be solely responsible for any and all of the foregoing; and

(B) to monitor, observe, oversee or investigate the operations, status or activities of the Vessel or the Owner’s compliance and performance with any of the terms, conditions, covenants and agreements set forth in this Mortgage.

27.2 The Mortgagee shall be entitled to all of the rights, protections, privileges and immunities accorded to it under Section 3.4 of the Intercreditor Agreement.

28. Force Majeure. The Mortgagee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Mortgagee that prevents the Mortgagee from performing such act or fulfilling such duty, obligation or responsibility hereunder (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire, facsimile or other wire or communication facility).

29. Conflict. In the event of a direct conflict between this Mortgage and the Intercreditor Agreement, the Intercreditor Agreement shall control; provided, however, the parties understand and agree that this Mortgage sets forth additional covenants, obligations and rights and the parties will use all reasonable efforts to construe the provisions and covenants in this Mortgage as not being in direct conflict with the Intercreditor Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Exhibit I

IN WITNESS WHEREOF, the Owner has executed this Mortgage by its duly authorized representative on the day and year first above written.

[NAME OF OWNER]

By:
Name:
Title:

[Signature Page to First Preferred Mortgage]

Exhibit I

ACKNOWLEDGMENT OF MORTGAGE

STATE OF	)
ss:
COUNTY OF	)

On this [—] day of [—], 20[—], before me personally appeared [—], to me known, who, being by me duly sworn, did depose and say that (s)he resides at [—], that (s)he is a/an [—] of [—], the company described in and which executed the foregoing First Preferred Mortgage; and that (s)he signed his/her name thereto pursuant to authority granted to him/her by the [—] of said company.

Notary Public

EXHIBIT A

Revolving Credit Agreement, [together with form of [together with form of Note, and form of guarantee] but without other annexes, schedules or exhibits

[See attached.]

Exhibit A-1

EXHIBIT B

Term Loan Agreement, [[together with form of Note, and form of guarantee] but without other annexes, schedules or exhibits

[See attached.]

Exhibit B-1

EXHIBIT C

Indenture, [together with form of Note] but without other annexes, schedules or exhibits

[See attached.]

Exhibit C-1

EXHIBIT D

Form of Intercreditor Agreement

[See attached.]

Exhibit D-1

EXHIBIT K

FORM OF NOTICE OF BORROWING

[Date]

Citibank, N.A.,

as Administrative Agent for the Lenders party

to the Term Loan Agreement

referred to below

1516 Brett Road, Ops III

New Castle, DE 19720

Attention:	Citigroup Global Loans Facsimile: (212) 994-0961
Email: global.loans.support@citi.com

Ladies and Gentlemen:

The undersigned, Pacific Drilling S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), refers to the Term Loan Agreement, dated as of June 3, 2013 (as amended, restated, modified and/or supplemented from time to time, the “Term Loan Agreement”, the terms defined therein being used herein as therein defined), among the Borrower, the lenders from time to time party thereto (the “Lenders”), and Citibank, N.A., as Administrative Agent for such Lenders, and hereby gives you notice, irrevocably, pursuant to Section 2.02(a) of the Term Loan Agreement, that the undersigned hereby requests the Borrowing under the Term Loan Agreement, and in that connection set forth below is the information relating to the Borrowing (the “Proposed Borrowing”) as required by Section 2.02(a) of the Term Loan Agreement:

(i)	The aggregate principal amount of the Proposed Borrowing is $ .

(ii)	The Business Day of the Proposed Borrowing is ..[1]

(iii)	The Type of Loan comprising the Proposed Borrowing is ..[2]

(iv)	The proceeds of the Proposed Borrowing shall be deposited in the following account: Account No. [ ], Account Name [ ].

(v)	[The initial Interest Period for the Proposed Borrowing is [ month(s)].][3]

[1]	Shall be a Business Day and the Effective Date at least three Business Days after the date hereof, provided that any such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York time) on such day.
[2]	If the Type of Loan is not specified, the Loan shall be made as a Base Rate Loan.
[3]	Insert if the Proposed Borrowing is a Eurodollar Rate Loan.

Exhibit K

Very truly yours,

PACIFIC DRILLING S.A.

By:
Name:
Title:

EXHIBIT L

FORM OF NOTE

$	New York, New York

                         , 20

FOR VALUE RECEIVED, PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), hereby promises to pay to                      or its registered assigns (the “Lender”), in lawful money of the United States of America in immediately available funds, at the office of Citibank, N.A. (the “Administrative Agent”), located at 1516 Brett Road, Ops III, New Castle, DE 19720, on the [Maturity Date][Incremental Maturity Date] (as defined in the Term Loan Agreement referred to below) the principal sum of                      DOLLARS ($        ) or, if less, the unpaid principal amount of all [Term Loans][Other Term Loans] (as defined in the Term Loan Agreement) made by the Lender pursuant to the Term Loan Agreement, payable at such times and in such amounts as are specified in the Term Loan Agreement.

The Borrower also promises to pay interest on the unpaid principal amount of each [Term Loan][Other Term Loan] made by the Lender in like money at said office from the date hereof until paid at the rates and at the times provided in Section 2.06 of the Term Loan Agreement.

This Note is one of the Notes referred to in the Term Loan Agreement, dated as of June 3, 2013, among the Borrower, the lenders from time to time party thereto (including the Lender), and the Administrative Agent (as amended, restated, modified and/or supplemented from time to time, the “Term Loan Agreement”) and is entitled to the benefits thereof and of the other Loan Documents (as defined in the Term Loan Agreement). This Note is secured by the Security Documents (as defined in the Term Loan Agreement) and is entitled to the benefits of the Subsidiary Guaranty (as defined in the Term Loan Agreement). This Note is subject to voluntary prepayment and mandatory repayment prior to the [Maturity Date][Incremental Maturity Date], in whole or in part, as provided in the Term Loan Agreement.

If an Event of Default (as defined in the Term Loan Agreement) shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Term Loan Agreement.

The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

EXHIBIT L

THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

PACIFIC DRILLING S.A.

By:
Name:
Title:

EXHIBIT M

FORM OF AUCTION PROCEDURES

This Exhibit M is intended to summarize certain basic terms of the modified Dutch auction procedures pursuant to and in accordance with the terms and conditions of Section 2.13 of the Term Loan Agreement, of which this Exhibit M is a part. It is not intended to be a definitive statement of all of the terms and conditions of a modified Dutch auction, the definitive terms and conditions for which shall be set forth in the applicable offering document. None of the Administrative Agent, the Auction Manager, or any of their respective Affiliates makes any recommendation pursuant to any offering document as to whether or not any Lender should sell its Loans or Other Term Loans, as applicable, to the Borrower or any Subsidiary of the Borrower pursuant to any offering documents, nor shall the decision by the Administrative Agent or the Auction Manager (or any of their respective Affiliates) in its capacity as a Lender to sell its Loans or Other Term Loans, as applicable, to the Borrower or any Subsidiary of the Borrower be deemed to constitute such a recommendation. Each Lender should make its own decision as to whether to sell any of its Loans or Other Term Loans and as to the price to be sought for such Loans or Other Term Loans. In addition, each Lender should consult its own attorney, business advisor or tax advisor as to legal, business, tax and related matters concerning each Purchase Offer and the relevant offering documents. Capitalized terms not otherwise defined in this Exhibit M have the meanings assigned to them in the Term Loan Agreement.

(a) Notice Procedures. In connection with each Purchase Offer, the Borrower will provide notification to the Auction Manager (for distribution to the Lenders of the applicable Class(es)) of the Class or Classes of outstanding Loans or Other Term Loans (as determined by the Borrower in its sole discretion) that will be the subject of such Purchase Offer (each, an “Auction Notice”). Each Auction Notice shall contain (i) the maximum principal amount (calculated on the face amount thereof) of each Class of Loans or Other Term Loans that the Borrower or the applicable Subsidiary of the Borrower offers to purchase in such Purchase Offer (the “Auction Amount”), which shall be no less than $10,000,000 (across all such Classes) (unless another amount is agreed to by the Administrative Agent); (ii) the range of discounts to par (the “Discount Range”), expressed as a range of prices (in increments of $5) per $1,000, at which the Borrower or such Subsidiary of the Borrower would be willing to purchase Loans or Other Term Loans of each applicable Class in such Purchase Offer; and (iii) the date on which such Purchase Offer will conclude, on which date Return Bids (as defined below) will be due by 1:00 p.m., New York time (as such date and time may be extended by the Auction Manager, the “Expiration Time”). Such Expiration Time may be extended for a period not exceeding three Business Days upon notice by the Borrower to the Auction Manager received not less than 24 hours before the original Expiration Time; provided, that only two extensions per offer shall be permitted. A Purchase Offer shall be regarded as a “failed purchase offer” in the event that either (x) the Borrower or the applicable Subsidiary of the Borrower withdraws such Purchase Offer in accordance with the terms hereof or as set forth in Section 2.13(b) of the Term Loan Agreement or (y) the Expiration Time occurs with no Qualifying Bids (as defined below) having been received. In the event of a failed purchase offer, the Borrower shall not be permitted to deliver a new Auction Notice prior to the date occurring three Business Days after such withdrawal or Expiration Time, as the case may be. Notwithstanding anything to the contrary contained herein, the Borrower shall not initiate any Purchase Offer by delivering an Auction Notice to the Auction Manager until after the conclusion (whether successful or failed) of the previous Purchase Offer (if any), whether such conclusion occurs by withdrawal of such previous Purchase Offer or the occurrence of the Expiration Time of such previous Purchase Offer.

Exhibit M

(b) Reply Procedures. In connection with any Purchase Offer, each Lender of the applicable Class wishing to participate in such Purchase Offer shall, prior to the Expiration Time, provide the Auction Manager with a notice of participation, in the form included in the applicable offering document (each, a “Return Bid”) which shall specify (i) a discount to par that must be expressed as a price (in increments of $5) per $1,000 in principal amount of Loans or Other Term Loans (the “Reply Price”) of the applicable Class within the Discount Range and (ii) the principal amount of Loans or Other Term Loans of the applicable Class, in an amount not less than $1,000,000 or an integral multiple of $1,000 in excess thereof, that such Lender offers for sale at its Reply Price (the “Reply Amount”). A Lender may submit a Reply Amount that is less than the minimum amount and incremental amount requirements described above only if the Reply Amount comprises the entire amount of the Loans or Other Term Loans of the applicable Class held by such Lender. Lenders may only submit one Return Bid per Class per Purchase Offer, but each Return Bid may contain up to three component bids, each of which may result in a separate Qualifying Bid and each of which will not be contingent on any other component bid submitted by such Lender resulting in a Qualifying Bid. In addition to the Return Bid, the participating Lender must execute and deliver, to be held in escrow by the Auction Manager, an assignment and acceptance in the form included in the offering document (each, an “Auction Assignment and Assumption”). The Borrower or the applicable Subsidiary of the Borrower will not purchase any Loans or Other Term Loans at a price that is outside of the applicable Discount Range, nor will any Return Bids (including any component bids specified therein) submitted at a price that is outside such applicable Discount Range be considered in any calculation of the Applicable Threshold Price (as defined below).

(c) Acceptance Procedures. Based on the Reply Prices and Reply Amounts received by the Auction Manager, the Auction Manager, in consultation with the Borrower, will calculate the lowest purchase price (the “Applicable Threshold Price”) for such Purchase Offer within the Discount Range for such Purchase Offer that will allow the Borrower or the applicable Subsidiary of the Borrower to complete the Purchase Offer by purchasing the full Auction Amount (or such lesser amount of Loans or Other Term Loans for which the Borrower or such Subsidiary of the Borrower has received Qualifying Bids). The Borrower or the applicable Subsidiary of the Borrower shall purchase Loans or Other Term Loans of the applicable Class from each Lender whose Return Bid is within the Discount Range and contains a Reply Price that is equal to or less than the Applicable Threshold Price (each, a “Qualifying Bid”). All Loans or Other Term Loans of the applicable Class included in Qualifying Bids (including multiple component Qualifying Bids contained in a single Return Bid) received at a Reply Price lower than the Applicable Threshold Price will be purchased at such applicable Reply Prices and shall not be subject to proration. Each participating Lender will receive notice of a Qualifying Bid as soon as reasonably practicable but in no case later than five Business Days from the date of the Expiration Time.

(d) Proration Procedures. All Loans or Other Term Loans offered in Return Bids (or, if applicable, any component thereof) constituting Qualifying Bids at the Applicable Threshold Price will be purchased at the Applicable Threshold Price; provided that if the aggregate principal amount of all Loans or Other Term Loans of the applicable Class for which Qualifying Bids have been submitted in any given Purchase Offer at the Applicable Threshold Price would exceed the remaining portion of the Auction Amount (after deducting all Loans or Other Term Loans of the applicable Class to be purchased at prices below the Applicable Threshold Price), the Borrower or

Exhibit M

the applicable Subsidiary of the Borrower shall purchase such Loans or Other Term Loans ratably based on the relative principal amounts offered by each Lender in an aggregate amount equal to the amount necessary to complete the purchase of the Auction Amount. No Return Bids or any component thereof will be accepted above the Applicable Threshold Price.

(e) Notification Procedures. The Auction Manager will calculate the Applicable Threshold Price and post the Applicable Threshold Price and proration factor onto an internet or intranet site (including an IntraLinks, SyndTrak or other electronic workspace) in accordance with the Auction Manager’s standard dissemination practices by 4:00 p.m. New York time on the Business Day during which the Expiration Time occurs. The Auction Manager will insert the principal amount of Loans or Other Term Loans of the applicable Class to be assigned and the applicable settlement date into each applicable Auction Assignment and Assumption received in connection with a Qualifying Bid. Upon the request of the submitting Lender, the Auction Manager will promptly return any Auction Assignment and Assumption received in connection with a Return Bid that is not a Qualifying Bid.

(f) Auction Assignment and Assumption. Each Auction Notice and Auction Assignment and Assumption shall contain the following representations and warranties by the Borrower:

“No Default or Event of Default has occurred and is continuing, or would result from the purchase of any of the Loans in connection with this Purchase Offer.

The representations and warranties of the Borrower and each other Loan Party contained in Section 6 of the Term Loan Agreement or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith, are true and correct in all material respects, except for any representation or warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation or warranty is true and correct in all respects, on and as of the date hereof (it being understood and agreed that any representation or warranty which by its terms was made as of a specific earlier date was true and correct in all material respects as of such earlier date, except for any such representation or warranty that was qualified by materiality or reference to Material Adverse Effect, which such representation or warranty was true and correct in all respects as of such earlier date), and except that for purposes hereof, the representations and warranties contained in Section 6.05(a) of the Term Loan Agreement shall be deemed to refer to the most recent financial statements furnished pursuant to Section 7.03(a)(i) or (ii) of the Term Loan Agreement.

As of the date hereof, the Borrower represents and warrants that no Loan Party has any Borrower Restricted Information that both (a) has not been previously disclosed in writing to the Administrative Agent and the Lenders (other than because such Lender does not wish to receive such Borrower Restricted Information) prior to such time and (b) could reasonably be expected to have a material effect upon, or otherwise be material to, such Lender’s decision to participate in the Purchase Offer.”

(g) Additional Procedures. Once initiated by an Auction Notice, the Borrower or the applicable Subsidiary of the Borrower may withdraw a Purchase Offer only if no Qualifying Bid has been

Exhibit M

received by the Auction Manager at the time of withdrawal. Any Return Bid (including any component bid thereof) delivered to the Auction Manager may not be withdrawn, modified, revoked, terminated or cancelled by a Lender. However, a Purchase Offer may become void if the conditions to the purchase set forth in Section 2.13 of the Term Loan Agreement are not met. The purchase price in respect of each Qualifying Bid for which purchase by the Borrower or the applicable Subsidiary of the Borrower is required in accordance with the foregoing provisions shall be paid directly by the Borrower or such Subsidiary of the Borrower to the respective assigning Lender on a settlement date as determined jointly by the Borrower and the Auction Manager (which shall be not later than ten Business Days after the date Return Bids are due). The Borrower shall execute each applicable Auction Assignment and Assumption received in connection with a Qualifying Bid. All questions as to the form of documents and eligibility of Loans or Other Term Loans that are the subject of a Purchase Offer will be determined by the Auction Manager, in consultation with the Borrower, and their determination will be final and binding so long as such determination is not inconsistent with the terms of Section 2.13 of the Term Loan Agreement or this Exhibit M. The Auction Manager’s interpretation of the terms and conditions of the offering document, in consultation with the Borrower, will be final and binding so long as such interpretation is not inconsistent with the terms of Section 2.13 of the Term Loan Agreement or this Exhibit M. None of the Administrative Agent, the Auction Manager or any of their respective Affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Borrower, the Loan Parties, or any of their respective Affiliates (whether contained in an offering document or otherwise) or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information. This Exhibit M shall not require the Borrower or any Subsidiary of the Borrower to initiate any Purchase Offer.

EXHIBIT N

FORM OF AFFILIATE ASSIGNMENT NOTICE

Dated

Citibank, N.A.,

as Administrative Agent under the

Term Loan Agreement referred to below

1516 Brett Road, Ops III

New Castle, DE 19720

Attention:	Citigroup Global Loans Facsimile: (212) 994-0691
Email: global.loans.support@citi.com

Re:	Term Loan Agreement, dated as of June 3, 2013, among Pacific Drilling S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”), the Lenders party thereto from time to time and Citibank, N.A., as Administrative Agent (as amended, restated, modified and/or supplemented from time to time, the “Term Loan Agreement”)

Ladies and Gentlemen:

The undersigned (the “Proposed Affiliate Assignee”) hereby gives you notice, pursuant to Section 10.04(e)(iv) of the Term Loan Agreement, that:

(a)	it has entered into an agreement to purchase via assignment a portion of the Loans under the Term Loan Agreement,

(b)	the assignor in the proposed assignment is [ ],

(c)	immediately after giving effect to such assignment of the Loans (if accepted), the Proposed Affiliate Assignee will be an Affiliated Lender because it is, or is an Affiliate of, Quantum Pacific International Limited, a British Virgin Islands corporation,

(d)	the principal amount of Loans to be purchased by such Proposed Affiliate Assignee in the assignment contemplated hereby is: $ ,

(e)	the aggregate amount of all Loans held by such Proposed Affiliate Assignee and each other Affiliated Lender after giving effect to the assignment hereunder (if accepted) is $[ ], and

(f)	the proposed effective date of the assignment contemplated hereby is [ , 20 ].

Exhibit N

Very truly yours,

[PROPOSED AFFILIATE ASSIGNEE]

By:
Name:
Title:

Address:	[	]
	[	]
	[	]
	Attention: [	]
	Facsimile No.: [	]
	E-mail: [	]